Exhibit 99.2

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF

FUWEI FILMS (HOLDINGS) CO., LTD.

No. 387 Dongming Road
Weifang, Shandong 261061
People's Republic of China
+86 133 615 59266

MERGER PROPOSALS-YOUR VOTE IS VERY IMPORTANT

August 22, 2022

Dear Fuwei Films (Holdings) Co., Ltd. Shareholders:

You are cordially invited to an extraordinary general meeting of shareholders of Fuwei Films (Holdings) Co., Ltd. to be held on September 19, 2022, at 10:00 a.m., China Standard Time, at No. 387 Dongming Road, Weifang, Shandong 261061, People’s Republic of China. At the meeting, you will be asked to vote on the important matters described in detail in the notice of extraordinary general meeting of shareholders and the proxy statement accompanying this letter.

The proxy statement is being provided to you as a shareholder of Fuwei Films (Holdings) Co., Ltd. (“Fuwei,” “ListCo” or the “Company”), in connection with the proposed merger of the Merger Sub (as defined below) with BaiJiaYun Limited, a leading video-centric technology solution provider in China with core expertise in SaaS/PaaS solutions (“BJY”).

At the extraordinary general meeting, you will be asked to vote on the adoption of an agreement and plan of merger, dated as of July 18, 2022, as it may be amended from time to time (the “Merger Agreement”), by and between Fuwei and BJY, an exempted company incorporated with limited liability under the laws of the Cayman Islands, pursuant to which a wholly-owned subsidiary of Fuwei (“Merger Sub”) will be merged (the “Merger”) with and into BJY, with BJY being the surviving entity (the “Surviving Entity”). Shareholders of BJY will exchange all of the issued and outstanding shares of BJY immediately prior to the Merger for newly issued shares of Fuwei in a transaction exempt from the registration requirements under the Securities Act of 1933. Upon consummation of the Merger, BJY will become a wholly-owned subsidiary of Fuwei. Copies of the Merger Agreement and the plan of merger in respect of the Merger (the “plan of merger”) are attached as Annex B and Annex D respectively to the accompanying proxy statement.

Upon consummation of the Merger (the “Closing”), (i) each ordinary share of Fuwei, par value US$0.519008 per share (the “Shares”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) will be re-classified and re-designated as one validly issued, fully paid and non-assessable Class A ordinary share of ListCo, par value of US$0.519008 per share (each a “ListCo Class A Ordinary Share”); (ii) each ordinary share of BJY issued and outstanding immediately prior to the Effective Time (other than any ordinary share of BJY held by Jia Jia BaiJiaYun Ltd, Duo Duo International Limited and Nuan Nuan Ltd) will be cancelled in exchange for the right to receive 0.7807324 ListCo Class A Ordinary Shares; (iii) each ordinary share or preferred share of BJY issued and outstanding immediately prior to the Effective Time and held by Jia Jia BaiJiaYun Ltd, Duo Duo International Limited and Nuan Nuan Ltd will be cancelled in exchange for the right to receive 0.7807324 Class B ordinary share of ListCo, par value of US$0.519008 per share (each a “ListCo Class B Ordinary Share”); (iv) each preferred share of BJY issued and outstanding immediately prior to the Effective Time (other than any preferred shares of BJY held by Jia Jia BaiJiaYun Ltd, Duo Duo International Limited and Nuan Nuan Ltd) will be cancelled in exchange for the right to receive 0.7807324 ListCo Class A Ordinary Shares; (v) each warrant to subscribe for ordinary shares or preferred shares of BJY issued and outstanding immediately prior to the Effective Time (other than any warrant held by Jia Jia BaiJiaYun Ltd, Duo Duo International Limited or Nuan Nuan Ltd) will be cancelled and shall cease to be a warrant in respect of ordinary shares or preferred shares of BJY and will be automatically converted into a warrant to acquire a number of ListCo Class A Ordinary Shares equal to (a) the number of ordinary shares or preferred shares of BJY underlying such warrant multiplied by (b) 0.7807324; (vi) each warrant to subscribe for ordinary shares or preferred shares of BJY issued and outstanding immediately prior to the Effective Time and held by Jia Jia BaiJiaYun Ltd, Duo Duo International Limited or Nuan Nuan Ltd will be cancelled and shall cease to be a warrant in respect of ordinary shares or preferred shares of BJY and will be automatically converted into a warrant to acquire a number of ListCo Class B Ordinary Shares equal to (a) the number of ordinary shares or preferred shares of BJY underlying such warrant multiplied by (b) 0.7807324; and (vii) each ordinary share or preferred share of BJY issued and outstanding immediately prior to the Effective Time and held by BJY as treasury share, or owned by ListCo or Merger Sub or any other wholly owned subsidiary of ListCo or Merger Sub will be automatically cancelled and extinguished without any conversion thereof or payment therefor.

Upon consummation of the Merger, the existing BJY shareholders and existing Fuwei shareholders will own approximately 96.79% and 3.21%, respectively, of the outstanding shares of Fuwei on a fully diluted and as converted basis.

ListCo and BJY anticipate that the Merger will be consummated in the fourth quarter of 2022, subject to the satisfaction of closing conditions set forth in the Merger Agreement, including among other things, receipt of Company shareholder approval and regulatory approvals (if applicable) and the continuous listing of ListCo on Nasdaq.

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The audit committee of the board of directors of ListCo (the “Audit Committee”) consisting of directors who are independent of and unaffiliated with any of the management members of ListCo, BJY, Merger Sub or their affiliates and are not employees of ListCo or any of its subsidiaries and consolidated affiliates, reviewed and considered the terms and conditions of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger. On July 15, 2022, the Audit Committee unanimously (a) approved and declared advisable the Merger, the Merger Agreement, the plan of merger, other transaction agreements and the transactions contemplated thereunder, and (b) determined that the Merger, the Merger Agreement, the plan of merger, other transaction agreements and the transactions contemplated thereunder are in the best interest of ListCo and its shareholders.

On July 15, 2022, the board of directors of ListCo (the “Board”), after carefully considering all relevant factors, including the unanimous determination of the Audit Committee, (a) approved and declared advisable the Merger, the Merger Agreement, the plan of merger, other transaction agreements and the transactions contemplated thereunder, (b) determined that the Merger, the Merger Agreement, the plan of merger, other transaction agreements and the transactions contemplated thereunder are in the best interest of ListCo and its shareholders, and (c) resolved to recommend that the ListCo’s shareholders vote to approve the Merger Agreement, the other transaction agreements and the transactions contemplated thereunder.

After careful consideration and upon the unanimous recommendation of the Audit Committee composed solely of directors who are independent of and unaffiliated with any of the management members of ListCo, BJY, Merger Sub or their affiliates, the Board authorized and approved the Merger Agreement and the plan of merger and recommends that you vote (a) FOR the proposal to authorize and approve the Merger Agreement, the plan of merger and the transactions contemplated by the Merger Agreement and the plan of merger, including the Merger, (b) FOR the proposal to approve the change of the name of ListCo from “Fuwei Films (Holdings) Co., Ltd.” to “Baijiayun Group Ltd 百家云集团有限公司” which will take effect from the date of entry of the new name in place of the existing name of the Company on the register of companies maintained by the Registrar of Companies in the Cayman Islands (the “Change of Name”); (c) FOR the proposal to approve the variation of the authorized share capital of ListCo effective immediately prior to the Effective Time (the “Variation of Share Capital”); (d) FOR the proposal to adopt the third amended and restated memorandum of association and the second amended and restated articles of association of ListCo in the form attached as Annex F to the accompanying proxy statement, in substitution for and to the exclusion of the existing memorandum and articles of association of ListCo, effective immediately prior to the Effective Time (the “Adoption of M&A”); (e) FOR the proposal to authorize each of the directors and officers of ListCo to do all things necessary to give effect to the Merger Agreement, the plan of merger, and the transactions contemplated by the Merger Agreement and plan of merger, including the Merger and, the Change of Name, the Variation of Share Capital and the Adoption of M&A; and (f) FOR the proposal to approve the adjournment of the extraordinary general meeting, if necessary, to permit further solicitation of proxies if there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting.

The accompanying proxy statement provides important information regarding the extraordinary general meeting and a detailed description of the Merger Agreement, the Merger and the other proposals described above, as well as detailed business and financial information about BJY. You are urged to read carefully the accompanying proxy statement, the annexes included with the proxy statement and the documents incorporated by reference into the proxy statement. Please pay particular attention to and read carefully the section “Risk Factors” beginning on page 21 of the accompanying proxy statement. You can also obtain information about Fuwei from documents that it has previously filed with the Securities and Exchange Commission.

Regardless of the number of Shares that you own, your vote is very important. Even if you plan to attend the extraordinary general meeting in person, we request that you submit your proxy card, the forms of which are attached as Annex E to the accompanying proxy statement, in accordance with the instructions set forth on the proxy card as promptly as possible. You should simply indicate on your proxy card how you want to vote, sign and date the proxy card, and mail the proxy card in the enclosed return envelope as soon as possible to ensure that it will be received by ListCo no later than September 16, 2022 at 12:00 p.m. (China Standard Time), which is the deadline to lodge your proxy card. The proxy card is the “instrument appointing a proxy” as referred to in ListCo’s articles of association. Voting at the extraordinary general meeting will take place by poll voting, as the chairman of the Board (who will also act as chairman of the extraordinary general meeting) has undertaken to demand poll voting at the meeting. Each shareholder has one vote for each Share held as of the close of business in the Cayman Islands on August 22, 2022.

Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the extraordinary general meeting and vote your Shares in person. Please note, however, that if your Shares are registered in the name of a broker, bank or other nominee and you wish to vote at the extraordinary general meeting in person, you must obtain from the registered holder a proxy issued in your name.

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If you have any questions or need assistance voting your shares, please contact our Investor Relations Department in writing at No. 387 Dongming Road, Weifang, Shandong 261061, People’s Republic of China. Attention: Xiaoli YU, or call our Investor Relations Department at+86-133-615-59266.

Sincerely,

/s/ Lei Yan

Lei Yan

Chairman of the Board of Directors, Fuwei Films (Holdings) Co., Ltd.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the accompanying proxy statement or determined that the accompanying proxy statement is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying proxy statement is dated August 22, 2022.

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FUWEI FILMS (HOLDINGS) CO., LTD.

No. 387 Dongming Road
Weifang, Shandong 261061
People's Republic of China
+86 133 615 59266

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON SEPTEMBER 19, 2022

Notice is hereby given that Fuwei Films (Holdings) Co., Ltd. (the “Company” or “Fuwei”) will hold an extraordinary general meeting of shareholders on September 19, 2022, at 10:00 a.m., China Standard Time, at No. 387 Dongming Road, Weifang, Shandong 261061, People’s Republic of China.

Only registered holders of ordinary shares, par value US$0.519008 per share, of the Company (the “Shares”) at the close of business in the Cayman Islands on August 22, 2022 or their proxy holders are entitled to vote at this extraordinary general meeting or any adjournment thereof. At the meeting, you will be asked to consider and vote upon the following resolutions:

as special resolutions:

THAT the agreement and plan of merger, dated as of July 18, 2022 (the “Merger Agreement”), by and among the Company and BaiJiaYun Limited (“BJY”), the plan of merger (the “plan of merger”) required to be registered with the Registrar of Companies in the Cayman Islands (such plan of merger being substantially in the form attached as Annex D to the accompanying proxy statement and to be produced and made available for inspection at the extraordinary general meeting) in order to give effect to the merger (the “Merger”) of a wholly-owned subsidiary of the Company (“Merger Sub”) with and into BJY, with BJY being the surviving entity (the “Surviving Entity”), and any and all transactions contemplated by the Merger Agreement and the plan of merger, including (a) the Merger, (b) upon the Merger becoming effective, the adoption of the memorandum and articles of association of the Surviving Entity, in the form of the memorandum and articles of the Merger Sub as attached as Schedule 2 to the plan of merger, in substitution for and to the exclusion of the existing memorandum and articles of association of BJY, and (c) the allotment and issue of Class A ordinary shares of ListCo, par value of US$0.519008 per share (each a “ListCo Class A Ordinary Share”) and Class B ordinary shares of ListCo, par value of US$0.519008 per share (each a “ListCo Class B Ordinary Share”), as consideration and in exchange for the shares in BJY issued and outstanding immediately prior to the effective time (the “Effective Time”) of the Merger in accordance with the terms of the Merger Agreement, (d) the issue of warrants to acquire ListCo Class A Ordinary Shares (each a “ListCo Class A Warrant”, and collectively the “ListCo Class A Warrants”) and warrants to acquire ListCo Class B Ordinary Shares (each a “ListCo Class B Warrant”, and collectively the “ListCo Class B Warrants”, and the ListCo Class A Warrants and the ListCo Class B Warrants collectively, the “ListCo Warrants”) as consideration and in exchange for the warrants to subscribe for ordinary shares or preferred shares of BJY issued and outstanding immediately prior to the Effective Time in accordance with the terms of the Merger Agreement, and (e) upon the exercise of any ListCo Warrant, the allotment and issue of the applicable ListCo Class A Ordinary Shares or ListCo Class B Ordinary Shares (as the case may be) pursuant to the terms of such ListCo Warrant be authorized and approved;

THAT conditional upon closing of the Merger, the name of the Company be changed from “Fuwei Films (Holdings) Co., Ltd.” to “Baijiayun Group Ltd 百家云集团有限公司” which will take effect from the date of entry of the new name in place of the existing name of the Company on the register of companies maintained by the Registrar of Companies in the Cayman Islands (the “Change of Name”);

THAT, immediately prior to the effective time (the “Effective Time”) of the Merger, the authorized share capital of the Company be varied as follows (the “Variation of Share Capital”):

(i)	by increasing the authorized share capital of the Company from US$70,066,080 divided into 135,000,000 ordinary shares of a par value of US$0.519008 each to US$2,231,734,400 divided into 4,300,000,000 ordinary shares of a par value of US$0.519008 each by the creation of an additional 4,165,000,000 ordinary shares with a par value of US$0.519008 each;

(ii)	by re-designating and re-classifying all the 3,265,837 authorized and issued and outstanding Shares as 3,265,837 Class A ordinary shares of a par value of US$0.519008 each (“Class A Ordinary Shares”) on a 1:1 basis;

(iii)	by re-designating and re-classifying 1,996,734,163 of the authorized but unissued Shares into 1,996,734,163 Class A Ordinary Shares on a 1:1 basis; and

(iv)	by re-designating and re-classifying 2,300,000,000 of the authorized but unissued Shares into 2,300,000,000 Class B ordinary shares of a par value of US$0.519008 each on a 1:1 basis;

such that following such Variation of Share Capital, the authorized share capital of the Company will be US$2,231,734,400 divided into 4,300,000,000 ordinary shares of a par value of US$0.519008 each comprising (a) 2,000,000,000 class A ordinary shares of a par value of US$0.519008 each and (b) 2,300,000,000 class B ordinary shares of a par value of US$0.519008 each, with the power for the Company, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said share capital subject to the provisions of the Companies Act (As Revised) and the Articles of Association of the Company and for the Board to have power in accordance with Articles 8 and 18 of the Articles of Association to reclassify any unissued shares and to issue any part of its capital, whether original, redeemed or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained;

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THAT the third amended and restated memorandum of association and the second amended and restated articles of association of the Company in the form attached as Annex F to the accompanying proxy statement with effective immediately prior to the Effective Time (the “Adoption of M&A”) be approved and adopted in substitution for and to the exclusion of the existing memorandum and article of association of the Company;

THAT each of the directors and officers of the Company be authorized to do all things necessary to give effect to the Merger Agreement, the plan of merger, and the transactions contemplated by the Merger Agreement and the plan of merger, including the Merger and, effective immediately prior to the Effective Time, the Change of Name, the Variation of Share Capital and the Adoption of M&A; and

if necessary, as an ordinary resolution:

THAT the chairman of the extraordinary general meeting be instructed to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting.

After careful consideration and upon the unanimous recommendation of the audit committee of the board of directors of the Company (the “Board”) composed solely of directors who are independent of and unaffiliated with any of the management members of the Company, BJY, Merger Sub or their affiliates, the Board authorized and approved the Merger Agreement and the plan of merger and recommends that you vote (a) FOR the proposal to authorize and approve the Merger Agreement, the plan of merger and the transactions contemplated by the Merger Agreement and the plan of merger, including the Merger, (b) FOR the proposal to approve the change of the corporate name of the Company from “Fuwei Films (Holdings) Co., Ltd.” to “Baijiayun Group Ltd 百家云集团有限公司” which will take effect from the date of entry of the new name in place of the existing name of the Company on the register of companies maintained by the Registrar of Companies in the Cayman Islands; (c) FOR the proposal to approve the variation of the authorized share capital of the Company effective immediately prior to the Effective Time; (d) FOR the proposal to adopt the third amended and restated memorandum of association and the second amended and restated articles of association of the Company in the form attached as Annex F to the accompanying proxy statement, in substitution for and to the exclusion of the existing memorandum and articles of association of ListCo, effective immediately prior to the Effective Time; (e) FOR the proposal to authorize each of the directors and officers of the Company to do all things necessary to give effect to the Merger Agreement, the plan of merger, and the transactions contemplated by the Merger Agreement and plan of merger, including the Merger and, the Change of Name, the Variation of Share Capital and the Adoption of M&A; and (f) FOR the proposal to approve the adjournment of the extraordinary general meeting, if necessary, to permit further solicitation of proxies if there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting.

In order for the Merger to be consummated, the Merger Agreement, the plan of merger and the transactions contemplated under the Merger Agreement and the plan of merger, including the Merger must be authorized and approved by a special resolution of the Company passed by affirmative votes cast by such shareholders representing not less than two-thirds of the Shares present and voting in person or by proxy as a single class at the extraordinary general meeting of the shareholders of the Company.

Regardless of the number of Shares that you own, your vote is very important. Even if you plan to attend the extraordinary general meeting in person, we request that you submit your proxy card in accordance with the instructions set forth on the proxy card as promptly as possible. You should simply indicate on your proxy card how you want to vote, sign and date the proxy card, and mail the proxy card in the enclosed return envelope as soon as possible to ensure that it will be received by the Company no later than September 16, 2022 at 12:00 p.m. (China Standard Time), which is the deadline to lodge your proxy card. The proxy card is the “instrument appointing a proxy” as referred to in the Company’s articles of association. Voting at the extraordinary general meeting will take place by poll voting, as the Chairman of the Company’s board of directors has undertaken to demand poll voting at the meeting. Each shareholder has one vote for each Share held as of the close of business in the Cayman Islands on August 22, 2022.

Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the extraordinary general meeting and vote your Shares in person. Please note, however, that if your Shares are registered in the name of a broker, bank or other nominee and you wish to vote at the extraordinary general meeting in person, you must obtain from the registered holder a proxy issued in your name.

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If you abstain from voting, fail to cast your vote in person, fail to complete and return your proxy card in accordance with the instructions set forth on the proxy card, or fail to give voting instructions to your broker, dealer, commercial bank, trust company or other nominee, your vote will not be counted.

If you receive more than one proxy card because you own Shares that are registered in different names, please vote all of your Shares shown on each of your proxy cards in accordance with the instructions set forth on each such proxy card.

PLEASE DO NOT SEND YOUR SHARE CERTIFICATES AT THIS TIME. IF THE MERGER IS CONSUMMATED, YOU WILL BE SENT INSTRUCTIONS REGARDING THE SURRENDER OF YOUR SHARE CERTIFICATES.

The Merger Agreement, the plan of merger and the transactions contemplated by the Merger Agreement and the plan of merger, including the Merger are described in the accompanying proxy statement. Copies of the Merger Agreement and the plan of merger are included as Annex B and Annex D respectively to the accompanying proxy statement. We urge you to read the entire accompanying proxy statement carefully.

The Company is actively monitoring the circumstances surrounding the COVID-19 pandemic and is sensitive to the public health and travel concerns shareholders may have and the protocols or restrictions that federal, state, and local governments may impose. In the event it is not possible or advisable to hold the extraordinary general meeting in person, the Company will publicly announce a determination to hold a virtual extraordinary general meeting by filing a notice of the change(s) to the extraordinary general meeting, and in a press release available at the Company’s website as soon as practicable before the extraordinary general meeting. In the event the extraordinary general meeting is conducted virtually, it will be held at the same time and on the same date as indicated above, via a live audio webcast. You or your proxyholder will be able to participate, vote and examine the list of shareholders at a virtual extraordinary general meeting in the event that the extraordinary general meeting is not held in person.

Notes:

1. Where there are joint holders of any Share, any one of such joint holders may vote, either in person or by proxy, in respect of such Share as if he or she were solely entitled thereto, but if more than one of such joint holders are present at any meeting, the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the joint holders. For this purpose, seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

2. The instrument appointing a proxy must be in writing under the hand of the appointor or of his or her attorney duly authorized in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney or other person duly authorized.

3. A proxy need not be a member (registered shareholder) of the Company.

4. The chairman of the extraordinary general meeting may at his or her discretion direct that a proxy card will be deemed to have been duly deposited where sent by email or telefax upon receipt of email or telefax confirmation that the signed original thereof has been sent. A proxy card that is not deposited in the manner permitted will be invalid.

5. Votes given in accordance with the terms of a proxy card will be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share or Shares in respect of which the proxy is given, unless notice in writing of such death, insanity, revocation or transfer is received by Fuwei at Fuwei’s offices at No. 387 Dongming Road, Weifang, Shandong 261061, People’s Republic of China, at least two hours before the commencement of the extraordinary general meeting, or adjourned meeting at which such proxy is used.

By Order of the Board of Directors,

/s/ Lei Yan

Lei Yan

Chairman of the Board of Directors, Fuwei Films (Holdings) Co., Ltd.

Weifang, Shandong, China

August 22, 2022

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PROXY STATEMENT

Dated August 22, 2022

SUMMARY VOTING INSTRUCTIONS

Ensure that your shares of Fuwei Films (Holdings) Co., Ltd. can be voted at the extraordinary general meeting by submitting your proxy card or by contacting your broker, bank or other nominee.

If your shares are registered in the name of a broker, bank or other nominee: check the voting instruction card forwarded by your broker, bank or other nominee to see which voting options are available or contact your broker, bank or other nominee in order to obtain directions as to how to ensure that your shares are voted at the extraordinary general meeting.

If your shares are registered in your name: submit your proxy as soon as possible by signing, dating and returning the accompanying proxy card in the enclosed postage-paid envelope, so that your shares can be voted at the extraordinary general meeting in accordance with your instructions.

If you submit your signed proxy card without indicating how you wish to vote, the shares represented by your proxy will be voted in favor of the resolutions to be proposed at the extraordinary general meeting, unless you appoint a person other than the chairman of the meeting as proxy, in which case the shares represented by your proxy will be voted (or not submitted for voting) as your proxy determines.

If you have any questions, require assistance with voting your proxy card, or need additional copies of proxy material, please contact Fuwei at Investor Relations Officer, No. 387 Dongming Road, Weifang, Shandong 261061, People’s Republic of China or email to fuweiIR@fuweifilms.com.

TABLE OF CONTENTS

FREQUENTLY USED TERMS	3
SUMMARY TERM SHEET	5
The Companies	5
The Merger	5
Merger Consideration	6
Record Date and Quorum	6
Shareholder Vote Required to Authorize and Approve the Merger Agreement and Plan of Merger	7
Procedures for Voting	7
Approach on Determining the Market Value of BJY	7
Purposes and Effects of the Merger	7
Recommendations of the Audit Committee and the Board	7
Ownership of ListCo Ordinary Shares After the Merger	8
Interests of ListCo Directors and Executive Officers in the Merger	8
Conditions to Closing of the Merger	8
Exclusivity	9
Termination of the Merger Agreement	9
The ListCo Lock-up Agreement	10
The BJY Lock-up Agreement	10
Material Tax Consequences of the Merger	10
Anticipated Accounting Treatment	10
Risk Factors	10
FINANCIAL INFORMATION	13
QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING	15
COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION	19
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	20
RISK FACTORS	21
Risks Related to the Business and Industry of BJY	21
Risks Related to the Corporate Structure of BJY	33
Risks Related to Doing Business in China	37
Risks Related to the Merger	47
Risks Related to the Ownership of the Shares	50
THE EXTRAORDINARY GENERAL MEETING	54
PROPOSAL I: THE MERGER PROPOSAL	56
THE MERGER AGREEMENT	59
Structure and Effects of the Merger	59
Completion and Effectiveness of the Merger	59
Merger Consideration	59
Conditions to Closing of the Merger	60
Additional Conditions to Closing for the Benefit of ListCo and Merger Sub	61
Representations and Warranties	62
Conduct of Business Pending the Merger	63
Exclusivity	67
SEC Filing; ListCo Extraordinary General Meeting	67
ListCo Directors’ and Officers’ Indemnification	67
Efforts to Consummate the Merger	68
Other Agreements	68
Termination of the Merger Agreement	68
Expenses	69
Equitable Remedies	70
Amendments; Waivers	70
THE LISTCO LOCK-UP AGREEMENT	71
THE BJY LOCK-UP AGREEMENT	71
PROPOSAL II: THE NAME CHANGE PROPOSAL	72
PROPOSAL III: THE VARIATION OF SHARE CAPITAL PROPOSAL	73
PROPOSAL IV: THE AMENDMENT PROPOSAL	74
PROPOSAL V: THE GENERAL AUTHORIZATION PROPOSAL	75
PROPOSAL VI: THE ADJOURNMENT PROPOSAL	76

INFORMATION ABOUT BJY	77
Corporate History	77
Business Overview	80
Industry Overview	81
BJY’s Solutions	82
BJY’s Technologies	87
Data Privacy and Protection	88
Sales and Marketing	88
Customers and Customer Support	88
Competition	88
Research and Development	89
Properties	89
Intellectual Property	89
Employees	89
Legal Proceedings	90
Government Regulations	90
DIRECTORS AND EXECUTIVE OFFICERS	99
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	101
RELATED PARTY TRANSACTIONS	104
MATERIAL TAX CONSEQUENCES OF THE MERGER	107
WHERE YOU CAN FIND MORE INFORMATION	109
ANNEX A FINANCIAL INFORMATION OF BJY	A-1
ANNEX B MERGER AGREEMENT	B-1
ANNEX C LISTCO LOCK-UP AGREEMENT	C-1
ANNEX D PLAN OF MERGER	D-1
ANNEX E FORM OF PROXY	E-1
ANNEX F THIRD AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION AND SECOND AMENDED AND RESTATED ARTICLES OF ASSOCIATION OF LISTCO	F-1

FREQUENTLY USED TERMS

Unless otherwise stated or unless the context otherwise requires, (i) "Fuwei," "ListCo," "we," "us," and "our" refers to, as dictated by the context, Fuwei Films (Holdings) Co., Ltd., either by itself or together with its consolidated subsidiaries prior to the Merger and, following consummation of the Merger, together with BJY (as defined below); and (ii) "BJY" refers to BaiJiaYun Limited, which, following consummation of the Merger, will be a wholly owned subsidiary of Fuwei.

In addition, the following terms are commonly used throughout this proxy statement and have the meaning set forth below:

"Audit Committee" means the audit committee of the board of directors of Fuwei.

“BJY Investors” means the BJY Shareholders and investors of BJY holding outstanding warrants of BJY to subscribe for BJY Shares.

"BJY Ordinary Share" means an ordinary share, par value US$0.0001 each, of BJY.

"BJY Preferred Share" means any of the BJY Series A Preferred Shares, BJY Series A+ Preferred Shares, BJY Series B Preferred Shares, BJY Series B+ Preferred Shares and BJY Series C Preferred Shares.

"BJY Series A Preferred Share" means a series A preferred share, par value US$0.0001 per share, of BJY.

"BJY Series A+ Preferred Share" means a series A+ preferred share, par value US$0.0001 per share, of BJY.

"BJY Series B Preferred Share" means a series B preferred share, par value US$0.0001 per share, of BJY.

"BJY Series B+ Preferred Share" means a series B+ preferred share, par value US$0.0001 per share, of BJY.

"BJY Series C Preferred Share" means a series C preferred share, par value US$0.0001 per share, of BJY.

"BJY Share" means any of the BJY Ordinary Shares and the BJY Preferred Shares.

"BJY Shareholders" means the holders of issued and outstanding BJY Ordinary Shares and BJY Preferred Shares.

"Board" means the board of directors of Fuwei.

"CAC" means the Cyberspace Administration of China.

"Cayman Companies Act" means the Companies Act (As Revised) of the Cayman Islands.

"Closing" means the closing of the Merger.

"Closing Date" means the date of the Closing.

"Code" means the U.S. Internal Revenue Code of 1986, as amended.

"COVID-19" means SARS-CoV-2 or COVID-19, and any evolutions thereof.

"CSRC' means the Chinese Securities Regulatory Commission.

"Effective Time" means the time when the plan of merger is registered by the Registrar of Companies of the Cayman Islands or such later time as Merger Sub and BJY may agree and specify in the plan of merger pursuant to the Cayman Companies Act subject to section 234 of the Cayman Companies Act.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"GAAP" means United States generally accepted accounting principles.

"IDC" means “International Data Corporation”, an independent market research, analysis, and consulting firm in the U.S.

"iResearch" means “iResearch Consulting Group”, an independent market research, analysis, and consulting firm in China.

"IRS" means the U.S. Internal Revenue Service.

"JOBS Act" means the United States Jumpstart Our Business Startups Act of 2012.

"ListCo Class A Ordinary Share" means each Class A ordinary share, par value US$0.519008 per share, of ListCo.

"ListCo Class B Ordinary Share" means each Class B ordinary share, par value US$0.519008 per share, of ListCo.

"ListCo Ordinary Share" or "Share" means each ordinary share, par value US$0.519008 per share, of ListCo outstanding immediately prior to or after the Closing.

"ListCo Impairment Effect" means an effect, development, circumstance, fact, change or event that has a material adverse effect on the ability of ListCo to consummate the Merger, which shall include the failure by ListCo to maintain ListCo's continuous listing on, or the continuous listing of American Depositary Shares representing ListCo Ordinary Shares on, Nasdaq.

"MIIT" means the Ministry of Industry and Information Technology of China.

"MOFCOM" means the Ministry of Commerce of the People’s Republic of China.

"Nasdaq" means The Nasdaq Stock Market LLC.

"PCAOB" means the Public Company Accounting Oversight Board.

"SAFE" means the State Administration of Foreign Exchange.

"SAIC" means the State Administration for Industry and Commerce.

"SAT" means the State Administration of Taxation.

"SCNPC" means the Standing Committee of the National People’s Congress.

"SEC" means the United States Securities and Exchange Commission.

"Securities Act" means the United States Securities Act of 1933.

"Termination Date" means the date falling ninety (90) days after the date of the Merger Agreement, which date is subject to extension in accordance with the terms of the Merger Agreement.

"VIE" refers to BaiJiaYun Group Co., Ltd.

SUMMARY TERM SHEET

This summary, together with the questions and answers section that follows, highlights information included elsewhere in this proxy statement. This summary does not contain all of the information you should consider before voting on the proposals presented in this proxy statement. You should read the entire proxy statement carefully, including the annexes attached hereto. For your convenience, we have included cross references to direct you to a more complete description of the topics described in this summary.

The Companies (See Page 56)

Fuwei Films (Holdings) Co., Ltd

ListCo is an exempted company with limited liability incorporated under the laws of the Cayman Islands. ListCo’s principal executive offices are located at No. 387 Dongming Road, Weifang, Shandong 261061, People’s Republic of China. ListCo’s telephone number at this address is +86-133-615-59266. ListCo’s registered office in the Cayman Islands is at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

For a description of ListCo’s history, development, business and organizational structure, see ListCo’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed on April 28, 2022, which is incorporated herein by reference. Please see “Where You Can Find More Information” beginning on page 109 for a description of how to obtain a copy of such Annual Report.

Fuwei Merger Sub Inc.

Fuwei Merger Sub Inc. ("Merger Sub") is an exempted company with limited liability to be incorporated under the laws of the Cayman Islands and will be wholly-owned by ListCo. Merger Sub is being formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement (as defined below), including the Merger (as defined below). The registered office of Merger Sub is Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands.

BaiJiaYun Limited

BJY is a leading video-centric technology solutions provider in China with core expertise in Software-as-a-Service (“SaaS”) and Platform-as-a-Service (“PaaS”) solutions. BJY is committed to delivering reliable, high-quality video experiences across devices and localities. Leveraging the strength of its industry-leading video-centric technologies, BJY offers a wealth of video-centric technology solutions including SaaS/PaaS solutions, cloud and software related solutions and enterprise AI and system solutions catered to the evolving communication and collaboration needs of enterprises of all sizes and across industries, which makes it a one-stop video technology solutions provider.

BJY was incorporated in April 2021 as an exempted company with limited liability in the Cayman Islands. Substantially all of BJY’s business and operations are conducted in China through BaiJiaYun Group Co., Ltd. (the “VIE”) which was incorporated in 2017 and its subsidiaries. BJY obtained control over the VIE by entering into a series of contractual arrangements with the VIE and its shareholders (the “VIE Agreements”). As a result, BJY has been regarded as the primary beneficiary of the VIE and the VIE has been consolidated into BJY.

For a description of BJY’s history, development, business and organizational structure, see "Information About BJY—Corporate History".

BJY’s registered office in the Cayman Islands is Suite #4-210, Governors Square 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands.

The Merger

You are being asked to vote to authorize and approve the agreement and plan of merger, dated as of July 18, 2022 (the “Merger Agreement”) between ListCo and BJY, and the plan of merger (the “plan of merger”) required to be registered with the Registrar of Companies in the Cayman Islands, substantially in the form attached as Annex D to the accompanying proxy statement, in order to give effect to the merger (the “Merger”) of Merger Sub with and into BJY, with BJY being the surviving entity (the “Surviving Entity”), and any and all transactions (“Transactions”) contemplated by the Merger Agreement and plan of merger, including (a) the Merger, (b) the adoption of the memorandum and articles of association of the Surviving Entity, in the form of the memorandum and articles of the Merger Sub as attached as Schedule 2 to the plan of merger, in substitution for and to the exclusion of the existing memorandum and articles of association of BJY, as in effect immediately prior to the Effective Time and (c) the allotment and issue of Class A ordinary shares of ListCo, par value of US$0.519008 per share (each a “ListCo Class A Ordinary Share”) and Class B ordinary shares of ListCo, par value of US$0.519008 per share (each a “ListCo Class B Ordinary Share”), as consideration and in exchange for the shares in BJY issued and outstanding immediately prior to the effective time (the “Effective Time”) of the Merger in accordance with the terms of the Merger Agreement, (d) the issue of warrants to acquire ListCo Class A Ordinary Shares (each a “ListCo Class A Warrant”, and collectively the “ListCo Class A Warrants”) and warrants to acquire ListCo Class B Ordinary Shares (each a “ListCo Class B Warrant”, and collectively the “ListCo Class B Warrants”, and the ListCo Class A Warrants and the ListCo Class B Warrants collectively, the “ListCo Warrants”) as consideration and in exchange for the warrants to subscribe for ordinary shares or preferred shares of BJY issued and outstanding immediately prior to the Effective Time in accordance with the terms of the Merger Agreement, and (e) upon the exercise of any ListCo Warrant, the allotment and issue of the applicable ListCo Class A Ordinary Shares or ListCo Class B Ordinary Shares (as the case may be) pursuant to the terms of such ListCo Warrant.

Following the consummation and as a result of the Merger, the Surviving Entity will be wholly owned by ListCo and will do business under the name “Baijiayun Group Ltd 百家云集团有限公司”. Upon completion of the Transactions, the existing BJY Investors and existing Fuewi shareholders will own approximately 96.79% and 3.21%, respectively, of the outstanding shares of Fuwei on a fully diluted and as converted basis. Copies of the Merger Agreement and the plan of merger are attached as Annex B and Annex D respectively to this proxy statement. You should read the Merger Agreement and the plan of merger in their entirety because they, and not this proxy statement, are the principal legal documents that govern the Merger and the Transactions.

Merger Consideration (See Page 59)

Immediately prior to the Effective Time, the authorized share capital and all of the issued and outstanding ListCo Ordinary Shares will be re-designated and re-classified into two classes of shares with equal economic rights, namely ListCo Class A Ordinary Shares and ListCo Class B Ordinary Shares. Each ListCo Class A Ordinary Share and ListCo Class B Ordinary Share will be entitled to one vote and fifteen votes, respectively.

Each BJY Ordinary Share issued and outstanding immediately prior to the Effective Time (other than any BJY Ordinary Share held by Jia Jia BaiJiaYun Ltd, Duo Duo International Limited and Nuan Nuan Ltd) will be cancelled in exchange for the right to receive 0.7807324 ListCo Class A Ordinary Shares.

Each BJY Share issued and outstanding immediately prior to the Effective Time and held by Jia Jia BaiJiaYun Ltd, Duo Duo International Limited and Nuan Nuan Ltd will be cancelled in exchange for the right to receive 0.7807324 ListCo Class B Ordinary Shares.

Each BJY Series A Preferred Share issued and outstanding immediately prior to the Effective Time (other than any BJY Series A Preferred Shares held by Jia Jia BaiJiaYun Ltd, Duo Duo International Limited and Nuan Nuan Ltd) will be cancelled in exchange for the right to receive 0.7807324 ListCo Class A Ordinary Shares.

Each BJY Series A+ Preferred Share issued and outstanding immediately prior to the Effective Time (other than any BJY Series A+ Preferred Shares held by Jia Jia BaiJiaYun Ltd, Duo Duo International Limited and Nuan Nuan Ltd) will be ancelled in exchange for the right to receive 0.7807324 ListCo Class A Ordinary Shares.

Each BJY Series B Preferred Share issued and outstanding immediately prior to the Effective Time (other than any BJY Series B Preferred Shares held by Jia Jia BaiJiaYun Ltd, Duo Duo International Limited and Nuan Nuan Ltd) will be cancelled in exchange for the right to receive 0.7807324 ListCo Class A Ordinary Shares.

Each BJY Series B+ Preferred Share issued and outstanding immediately prior to the Effective Time (other than any BJY Series B+ Preferred Shares held by Jia Jia BaiJiaYun Ltd, Duo Duo International Limited and Nuan Nuan Ltd) will be cancelled in exchange for the right to receive 0.7807324 ListCo Class A Ordinary Shares.

Each BJY Series C Preferred Share issued and outstanding immediately prior to the Effective Time (other than any BJY Series C Preferred Shares held by Jia Jia BaiJiaYun Ltd, Duo Duo International Limited and Nuan Nuan Ltd) will be cancelled in exchange for the right to receive 0.7807324 ListCo Class A Ordinary Shares.

Each warrant to subscribe for BJY Shares issued and outstanding immediately prior to the Effective Time (other than any warrant held by Jia Jia BaiJiaYun Ltd, Duo Duo International Limited or Nuan Nuan Ltd) will be cancelled and shall cease to be a warrant in respect of BJY Shares and will be automatically converted into a warrant to acquire a number of ListCo Class A Ordinary Shares equal to (a) the number of BJY Shares underlying such warrant multiplied by (b) 0.7807324.

Each warrant to subscribe for BJY Shares issued and outstanding immediately prior to the Effective Time and held by Jia Jia BaiJiaYun Ltd, Duo Duo International Limited or Nuan Nuan Ltd will be cancelled and shall cease to be a warrant in respect of BJY Shares and will be automatically converted into a warrant to acquire a number of ListCo Class B Ordinary Shares equal to (a) the number of BJY Shares underlying such warrant multiplied by (b) 0.7807324.

Each BJY Share held by BJY as treasury share or owned by ListCo or Merger Sub or any other wholly owned subsidiary of ListCo or Merger Sub will be automatically cancelled and cease to exist.

Each ListCo Ordinary Share issued and outstanding immediately prior to the Effective Time will be re-classified and re-designated as one ListCo Class A Ordinary Share.

Each ordinary share of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into one ordinary share of the Surviving Entity.

Record Date and Quorum (See Page 54)

You are entitled to attend and vote at the extraordinary general meeting if you have Shares registered in your name in ListCo’s register of members at the close of business in the Cayman Islands on August 22, 2022, the Share record date for voting at the extraordinary general meeting. Each outstanding Share on the Share record date entitles the holder to one vote on each matter submitted to the shareholders for authorization and approval at the extraordinary general meeting and any adjournment thereof. We expect that, as of the Share record date, there will be 3,265,837 Shares issued and outstanding and entitled to vote at the extraordinary general meeting. If you have Shares registered in your name on the Share record date, the deadline for you to lodge your proxy card and vote is September 16, 2022 at 12:00 p.m. (China Standard Time). See “Procedures for Voting” below.

Shareholder Vote Required to Authorize and Approve the Merger Agreement and Plan of Merger (See Page 54)

In order for the Merger to be consummated, the Merger Agreement, the plan of merger and the Transactions, including the Merger, must be authorized and approved by a special resolution of ListCo passed by affirmative votes cast by such shareholders representing not less than two-thirds of the Shares present and voting in person or by proxy as a single class at the extraordinary general meeting.

Based on the number of Shares we expect to be issued and outstanding and entitled to vote on the Share record date, and assuming that all shareholders will be present and vote in person or by proxy at the extraordinary general meeting, approximately 2,177,225 Shares would need to be voted in favor of the proposal to authorize and approve the Merger Agreement, the plan of merger and the Transactions, including the Merger, in order for the proposal to be authorized and approved by a special resolution.

If your Shares are held in the name of a broker, bank or other nominee, your broker, bank or other nominee will not vote your Shares in the absence of specific instructions from you.

Procedures for Voting (See Page 55)

Before voting your Shares, we encourage you to read this proxy statement in its entirety, including all of the annexes, attachments, exhibits and materials incorporated by reference, and carefully consider how the Merger will affect you. To ensure that your Shares can be voted at the extraordinary general meeting even in the event that you are unable to attend, please complete the enclosed proxy card in accordance with the instructions set forth on the proxy card as soon as possible. The deadline for you to lodge your proxy card is September 16, 2022 at 12:00 p.m. (China Standard Time).

Approach on Determining the Market Value of BJY (See Page 57)

In determining the market value of BJY, the Board primarily considered the income approach and market approach with the assistance from an independent valuation firm. The determination of the market value of BJY requires complex and subjective judgments and assumptions, which assumptions are inherently uncertain.

Purposes and Effects of the Merger (See Page 57)

The purpose of the Merger is to enable ListCo to acquire 100% control of BJY in a transaction in which the holders of securities of BJY will receive ListCo Ordinary Shares.

The Shares are currently listed on Nasdaq under the symbol “FFHL”. It is expected that, following the consummation of the Merger, ListCo will maintain its listing on Nasdaq under a new symbol “RTC”.

Recommendations of the Audit Committee and the Board (See Page 54)

On July 15, 2022, the Audit Committee unanimously (a) approved and declared advisable the Merger, the Merger Agreement, the plan of merger, other transaction agreements and the transactions contemplated thereunder, and (b) determined that the Merger, the Merger Agreement, the plan of merger, other transaction agreements and the transactions contemplated thereunder are in the best interest of ListCo and its shareholders.

After careful consideration and upon the unanimous recommendation of the Audit Committee composed solely of directors who are independent of and unaffiliated with any of the management members of ListCo, BJY, Merger Sub or their affiliates, the Board authorized and approved the Merger Agreement and the plan of merger and recommends that you vote (a) FOR the proposal to authorize and approve the Merger Agreement, the plan of merger and the transactions contemplated by the Merger Agreement and the plan of merger, including the Merger, (b) FOR the proposal to approve the change of the corporate name of the Company from “Fuwei Films (Holdings) Co., Ltd.” to “Baijiayun Group Ltd 百家云集团有限公司” which will take effect from the date of entry of the new name in place of the existing name of the Company on the register of companies maintained by the Registrar of Companies in the Cayman Islands (the “Change of Name”); (c) FOR the proposal to approve the variation of the authorized share capital of the Company effective immediately prior to the Effective Time (the “Variation of Share Capital”); (d) FOR the proposal to adopt the third amended and restated memorandum of association and the second amended and restated articles of association of the Company in the form attached as Annex F to this proxy statement, in substitution for and to the exclusion of the existing memorandum and articles of association of the Company, effective immediately prior to the Effective Time (the “Adoption of M&A”); (e) FOR the proposal to authorize each of the directors and officers of the Company to do all things necessary to give effect to the Merger Agreement, the plan of merger, and the transactions contemplated by the Merger Agreement and plan of merger, including the Merger and, the Change of Name, the Variation of Share Capital and the Adoption of M&A; and (f) FOR the proposal to approve the adjournment of the extraordinary general meeting, if necessary, to permit further solicitation of proxies if there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting.

Ownership of ListCo Ordinary Shares After the Merger (See Page 57)

Upon completion of the Transactions, the existing BJY Investors and existing ListCo shareholders will own approximately 96.79% and 3.21%, respectively, of the outstanding shares of Fuwei on a fully diluted and as converted basis. See “Security Ownership of Certain Beneficial Owners and Management” beginning on page 101 for additional information.

Interests of ListCo Directors and Executive Officers in the Merger (See Page 58)

In considering the recommendations of the Board to vote for the Merger Proposal (as defined below), you should be aware that certain of the current directors and executive officers of ListCo have interests in the Merger that may be different from, or in addition to, the interests of unaffiliated ListCo shareholders generally and may create potential conflicts of interest. For example, pursuant to the terms of the Merger Agreement, ListCo’s directors and executive officers may be entitled to certain continued indemnification and insurance coverage. The Board was aware of each of these interests in reviewing, considering and negotiating the terms of the proposed Merger and in recommending that ListCo shareholders approve the adoption of the Merger Agreement.

Conditions to Closing of the Merger (See Page 60)

Mutual Conditions to Closing

The obligation of each of ListCo, Merger Sub and BJY to complete the Merger is subject to the fulfillment (or waiver, to the extent permissible under applicable law) of the following conditions:

•	there shall not be in force and effect any law or order issued by a governmental authority of competent jurisdiction, in either case, enjoining, prohibiting, making illegal, materially restricting or taking any other actions against, or threatened to enjoin, prohibit, make illegal, materially restrict or take any other actions against the consummation of any transaction contemplated by the Merger Agreement;

•	the approval of the Merger Agreement and the other transaction agreements, and the transactions contemplated thereby, by not less than two-thirds of the voting power of the issued and outstanding ListCo Shares entitled to vote at a general meeting of the shareholders voting in person or by proxy (the “ListCo Shareholder Approval”) shall have been obtained and shall remain in full force and effect; f

•	the approval of the Merger Agreement and the other transaction agreements, and the transactions contemplated thereby, by the vote and/or consent of the BJY Shareholders as determined in accordance with applicable law and the organizational documents of BJY (the “BJY Shareholder Approval”) shall have been obtained and shall remain in full force and effect; and

•	ListCo remaining continuously listed on the Nasdaq, (b) ListCo’s initial listing application with the Nasdaq in connection with the transactions contemplated by the Merger Agreement (together with any amendments or supplements thereto) having been approved by the Nasdaq, and (c) immediately following the Closing, ListCo will satisfy any applicable initial listing requirements of the Nasdaq.

Additional Conditions to Closing for the Benefit of ListCo and Merger Sub

In addition, the obligation of each of ListCo and Merger Sub to complete the Merger is subject to the satisfaction (or waiver, to the extent permitted by applicable law) of the following conditions:

•	the accuracy of representations and warranties of BJY, subject to certain limitations;

•	each of the covenants and agreements of BJY to be performed as of or prior to the Closing being performed in all material respects;

•	the delivery by BJY of a customary certificate, certifying the matters in the two bullets above; and

•	the absence of any Material Adverse Effect which is continuing and uncured since the date of the Merger Agreement.

Additional Conditions to Closing for the Benefit of BJY

In addition, the obligation of BJY to complete the Merger is subject to the satisfaction (or waiver, to the extent permitted by applicable law) of the following conditions:

•	the accuracy of representations and warranties of ListCo and Merger Sub, subject to certain limitations;

•	each of the covenants and agreements of ListCo and Merger Sub to be performed as of or prior to the Closing being performed in all material respects;

•	the board of ListCo consisting of five (5) directors, four (4) of whom shall be designated by BJY in writing prior to the Closing and at least two (2) of whom shall meet the independence requirements of Rule 5605(c)(2)(A) of the Nasdaq rules;

•	ListCo’s amended and restated memorandum and articles of association being duly adopted and effective; and

•	the delivery by ListCo of a customary certificate signed by an officer of ListCo, certifying the matters in the four bullets above; and

•	the absence of any ListCo Impairment Effect since the date of the Merger Agreement.

Exclusivity (See Page 67)

Under the Merger Agreement, from the date of the Merger Agreement until the earlier of the Closing or the termination of the Merger Agreement in accordance with its terms (the “Interim Period”), neither ListCo, BJY nor any of their subsidiaries may, nor may any of such parties authorize any of its representatives to, directly or indirectly:

•	initiate, solicit or encourage (including by way of providing confidential or non-public information) any inquiries, proposals or offers that constitute or would lead to any merger, business combination or other similar transaction that precludes or is mutually exclusive with the transactions contemplated in the Merger Agreement (an “Alternative Transaction Proposal”);

•	engage or participate in any discussions, negotiations or transactions with any third party regarding any Alternative Transaction Proposal or that would lead to any such Alternative Transaction Proposal; or

•	enter into any agreement or deliver any agreement or instrument (including a confidentiality agreement, letter of intent, term sheet, indication of interest, indicative proposal or other agreement or instrument) reflecting any Alternative Transaction Proposal.

Termination of the Merger Agreement (See Page 68)

The Merger Agreement may be terminated at any time prior to the Closing as follows:

(a)	by mutual written agreement of ListCo and BJY;

(b)	by written notice from BJY or ListCo to the other, if there has been in effect any law or governmental order (other than a temporary restraining order) that permanently restrains, enjoins, makes illegal or otherwise prohibits the consummation of the Merger and, in the case of any governmental order, has become final and non-appealable;

(c)	by written notice from ListCo to BJY, if BJY has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform would result in the failure of the conditions to the obligations of ListCo or Merger Sub to complete the Merger to be satisfied and is not cured by BJY before the 30th day following receipt of written notice from ListCo of such breach or failure to perform; provided that ListCo will not have such right to terminate the Merger Agreement if it is then in material breach of any of its representations, warranties, covenants or other agreements contained in the Merger Agreement;

(d)	by written notice from BJY to ListCo, if ListCo or Merger Sub has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform would result in the failure of the conditions to the obligations of BJY to complete the Merger to be satisfied and is not cured by ListCo or Merger Sub before the 30th day following receipt of written notice from BJY of such breach or failure to perform; provided that BJY will not have such right to terminate the Merger Agreement if it is then in material breach of any of its representations, warranties, covenants or other agreements contained in the Merger Agreement;

(e)	by written notice from ListCo to BJY, if BJY fails to obtain BJY Shareholder Approval on or prior to fiftieth (50th) day following the date of the Merger Agreement; provided that ListCo shall not have such right to terminate the Merger Agreement if ListCo or Merger Sub has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform would result in the failure of any of the conditions to the obligations of BJY to complete the Merger to be satisfied;

(f)	by written notice from BJY to ListCo, if ListCo fails to obtain the ListCo Shareholder Approval upon vote taken thereon at a duly convened extraordinary general meeting of ListCo shareholders (or at a meeting of its shareholders following any adjournment or postponement thereof); provided that BJY shall not have such right to terminate the Merger Agreement if it has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform would result in the failure of any of the conditions to the obligations of ListCo and Merger Sub to complete the Merger to be satisfied;

(g)	by written notice from ListCo or BJY to the other, if the Closing will not have been consummated on or prior to the Termination Date.

If the Merger Agreement is validly terminated, then the Merger Agreement will become void and there will be no liability on the part of any party, provided that the Merger Agreement’s provisions regarding indemnification of ListCo directors and officers, confidentiality, effect of termination, termination fee and expenses, and certain other provisions shall survive termination and no party will be relieved from liability for fraud or intentional and willful breach of the Merger Agreement prior to the termination.

For a description of termination fee and expense arrangements, please see "Termination of the Merger Agreement" beginning on page 68.

The ListCo Lock-up Agreement (See Page 71)

In connection with the execution of the ListCo Merger Agreement, BJY and Apex Glory Holdings Limited (the “Holder”), who held 1,728,126 ListCo Ordinary Shares as of July 18, 2022, entered into a lock-up agreement on July 18, 2022 (the “ListCo Lock-Up Agreement”), pursuant to which any equity securities of ListCo held by the Holder as at July 18, 2022 (all such securities, together with any securities paid as dividends or distributions with respect to such securities or into which such securities are exchanged or converted, the “Restricted Securities”) shall become subject to limitations on disposition as set forth in the ListCo Lock-Up Agreement.

The terms of the ListCo Lock-Up Agreement are described in more detail under the section entitled “The ListCo Lock-Up Agreement” beginning on page 71.

The BJY Lock-up Agreement (See Page 71)

In the resolutions of the BJY Shareholders approving the Merger Agreement and the Transactions and the related written confirmation by other BJY Investors, each BJY Investor has agreed to be subject lock-up obligations with respect to any equity securities of BJY held by each BJY Investor until the close of business in New York City one hundred and eighty (180) days after the Closing. BJY is in the process of discussing with the BJY Shareholders and investors of BJY Investor to respectively sign a lock-up agreement with BJY (each a “BJY Lock-Up Agreement”) documenting in further detail lock-up obligations with respect to any equity securities of BJY held by each BJY Investor (all such securities, together with any securities paid as dividends or distributions with respect to such securities or into which such securities are exchanged or converted, including any equity securities of ListCo to be converted from any equity securities of BJY pursuant to the Merger Agreement, the “BJY Restricted Securities”), and containing a right for BJY’s board of directors (or following the Closing Date, the Board) to waive the lock-up obligations of any BJY Investor.

The material provisions of the current draft of the BJY Lock-Up Agreement being discussed between BJY and BJY Investors are described in more detail under the section entitled “The BJY Lock-Up Agreement” beginning on page 71.

Material Tax Consequences of the Merger (See Page 107)

For a description of certain material tax consequences of the Merger, please see "Material Tax Consequences of the Merger" beginning on page 107.

Anticipated Accounting Treatment (See Page 58)

The Merger will be accounted for as a “reverse merger” in accordance with U.S. GAAP. Under this method of accounting, Fuwei will be treated as the “acquired” company for financial reporting purposes.

Risk Factors (See Page 21)

You should carefully read this proxy statement carefully, including its annexes, exhibits, attachments and the other documents referred to or incorporated by reference herein and carefully consider the factors discussed in "Risk Factors" in connection with your consideration of the Merger before deciding whether to vote for approval of the proposals contained herein. Below please find a summary of the principal risks that may be relevant, including related to the Merger, business and industry of BJY, organized under relevant headings. These risks are discussed more fully in "Risk Factors".

Risks Related to the Business and Industry of BJY

•	BJY operates in an emerging and evolving market, which may develop more slowly or differently than ListCo expects. If the market does not grow as expected, or if BJY cannot expand its services to meet the demands of this market, ListCo’s revenues may decline, or fail to grow after consummation of the Merger.

•	The market in which BJY participates is competitive, and if BJY does not compete effectively, the business, operating results and financial condition of ListCo could be harmed after consummation of the Merger.

•	If BJY’s platform does not achieve sufficient market acceptance, the financial results and competitive position of ListCo will suffer after consummation of the Merger.

•	BJY may not successfully manage its growth as expected. BJY’s gross profit and net profit may not grow at same rate as its gross revenue, continued investment and expansion into low-margin business, significant investments in sales and marketing efforts and in research and development may negatively impact BJY’s gross profit margin, net profit margin and growth rate in the future.

•	BJY’s limited operating history makes it difficult to evaluate its current business and prospects and BJY’s operating results may fluctuate from time to time.

•	BJY generated a substantial portion of its revenues from a limited number of customers, and the loss of, or a significant reduction in usage by, one or more of its major customers would result in lower revenues and could harm ListCo’s business after consummation of the Merger.

•	Failure to effectively develop and expand the sales and marketing capabilities of BJY could harm its ability to increase its customer base and achieve broader market acceptance of its platform.

•	BJY has incurred and may continue to incur substantial share-based compensation expenses.

•	The COVID-19 pandemic brings uncertainties to its business, financial condition and prospects.

•	BJY may acquire or invest in business, technologies, services, products and other assets, which may divert its management’s attention and result in the incurrence of debt or dilution to its shareholders. BJY may be unable to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions.

•	BJY may have insufficient transmission bandwidth and co-location space, which could result in disruptions to its platform and loss of revenues.

•	BJY’s business is subject to complex and evolving PRC laws and regulations regarding privacy, cybersecurity and data protection.

•	BJY currently does not have insurance coverage covering all risks related to its business and operations. BJY’s lack of adequate D&O insurance may also make it difficult for it to retain and attract talented and skilled directors and officers.

•	BJY, or upon the consummation of the Merger, ListCo may require additional capital to support its business, and this capital might not be available on acceptable terms, if at all.

•	Heightened tensions in international relations, particularly between the United States and China, may adversely impact the business, financial condition, and results of operations of BJY.

Risks Related to the Corporate Structure of BJY

•	If the PRC government deems that the contractual arrangements in relation to the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, BJY, or upon the consummation of the Merger, ListCo could be subject to severe penalties or be forced to relinquish its interests in those operations.

•	BJY relies on contractual arrangements with the VIE and the shareholders of the VIE to operate its business, which may not be as effective as equity ownership in providing operational control and could adversely affect its business, operating results and financial condition.

•	BJY’s ability to enforce the equity interest pledge agreements among Beijing WFOE, the VIE and each shareholder of the VIE may be subject to limitations based on PRC laws and regulations.

•	The shareholders of the VIE may have potential conflicts of interest with BJY, which could adversely affect its business, operating results and financial condition.

•	BJY may lose the ability to use and enjoy assets held by the VIE that are material to the operation of its business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

•	Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law, and its enactment could adversely affect the business, operating results and financial condition of BJY, or upon the consummation of the Merger, of ListCo.

Risks Related to Doing Business in China

•	Changes in the political and economic policies of the PRC government could adversely affect BJY’s business, operating results and financial condition, and may result in its inability to sustain its growth and expansion strategies.

•	BJY and ListCo may be adversely affected by the complexity, uncertainties and changes in PRC laws, rules and regulations, particularly of internet businesses. And there is a risk that the PRC government may exert more oversight and control over offerings that are conducted overseas, which could materially and adversely affect ListCo’s business and hinder its ability to offer or continue its operations, and cause the value of ListCo’s securities to significantly decline or become worthless.

•	The Chinese government exerts substantial influence over the manner in which BJY must conduct its business, and may intervene or influence its operations at any time, which could result in a material change in its operations, significantly limit or completely hinder ListCo’s ability to offer or continue to offer securities to investors, and cause the value of the ordinary shares to significantly decline or be worthless.

•	BJY may be required to obtain and maintain permits, filings and licenses to operate its business in China.

•	The Regulation on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for BJY to grow through acquisitions.

•	Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the online private education industry may adversely affect BJY’s business, financial condition, results of operations and prospect.

•	The PCAOB is currently unable to inspect ListCo’s auditor in relation to their audit work performed for ListCo financial statements and the inability of the PCAOB to conduct inspections over ListCo auditor deprives ListCo investors with the benefits of such inspections.

•	The Shares may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect or fully investigate auditors located in China.

•	If ListCo becomes directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, ListCo may have to expend significant resources to investigate and resolve the matter, which could harm ListCo’s business operations, this Merger and its reputation, and could result in a loss of investors’ investment in its stock, especially if such matter cannot be addressed and resolved favorably.

•	It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Risks Related to the Merger

•	Failure to satisfy the conditions to the Closing of the Merger on a timely basis or at all could cause delay and additional expense or prevent the Merger from occurring altogether.

•	Certain of ListCo's directors, executive officers and major shareholders have interests in the Merger that are different from, and may potentially conflict with, ListCo's interests and the interests of its unaffiliated shareholders.

•	BJY is not a publicly traded company and does not have a long operating history, making it difficult to determine the fair market value of BJY or the Merger consideration.

•	The Merger consideration consists of a fixed aggregate amount of ListCo Ordinary Shares and is not adjusted before or at the Closing to account for the performance of ListCo or BJY.

•	The Shares would be subject to delisting from Nasdaq if ListCo is unable to achieve and maintain compliance with Nasdaq's continued listing standards. In addition, Nasdaq may not approve the initial listing application in connection with the Transactions.

•	The trading price of the Shares is likely to be volatile, which could result in substantial losses to investors.

•	Substantial future sales or perceived sales of the Shares in the public market could cause the price of the Shares to decline.

•	Each party is subject to business uncertainties and contractual restrictions while the Merger is pending, which could adversely affect each party's business and operations.

Risks Related to the Ownership of the Shares

•	The multi-class share structure of ListCo upon consummation of the Merger with different voting rights will significantly limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of the ListCo Class A Ordinary Shares may view as beneficial.

•	The outstanding warrants to subscribe for BJY Shares held by certain investors of BJY may not ultimately be exercised for BJY Shares. In the event of non-exercise of such warrants, the shareholding structure of BJY, and upon the consummation of the Merger, of ListCo, may be affected and there may be a negative impact on the financial condition of BJY, and upon the consummation of the Merger, of ListCo.

•	ListCo will be a "controlled company" within the meaning of the Nasdaq Stock Market Rules upon consummation of the Merger and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

•	ListCo may be a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to United States investors in the Shares.

•	After consummation of the Merger, ListCo's corporate structure, together with applicable law, may impede ListCo shareholders from asserting claims against BJY and its principals.

•	ListCo will continue to be an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

•	ListCo will not pay dividends for the foreseeable future, investors must rely on price appreciation of the Shares for return on their investment.

•	If ListCo fails to implement or maintain an effective system of internal controls in the future, ListCo may be unable to accurately report its financial condition or results of operations, which may adversely affect investor confidence in ListCo and, as a result, the market price of the Shares.

FINANCIAL INFORMATION

Certain Financial Information about Fuwei

The audited consolidated financial statements of Fuwei contained in its Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on April 28, 2022 are incorporated by reference into this proxy statement. The unaudited consolidated financial statements of Fuwei contained in its Current Report on Form 6-K for the first quarter of 2022 filed with the SEC on June 24, 2022 are incorporated by reference into this proxy statement.

Selected Financial Data of BJY

BJY has, through Beijing WFOE, entered into a series of agreements with BaiJiaYun Group Co., Ltd. (the “VIE”), and its shareholders. As a result of these contractual arrangements, BJY exerts effective control over, and is considered the primary beneficiary of the VIE and consolidates its operating results in the financial statements of BJY under U.S. GAAP. The following sets forth selected audited consolidated financial data of BJY for the year ended June 30, 2021. Substantially all of BJY’s business and operations are conducted in China through the VIE and, for the year ended June 30, 2021, substantially all of the revenues, profits and operating expenses of BJY were contributed by VIE and its subsidiaries. The VIE also holds BJY’s key operating licenses, provides services to its customers, and enters into contracts with its suppliers.

The results described below are provided for the purpose of supplying investors with information available at the time of this proxy statement and under the time constraints. Please refer to "Risk Factors" included elsewhere in this proxy statement for information regarding trends and other factors that may affect BJY’s results of operations.

With respect to BJY’s financial performance for the six months ended December 31, 2021 and for the seven months ended July 31, 2022, BJY prepared information regarding financial trends based on its management accounts in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standard Board (IASB), and such financial data (a) is preliminary in nature, (b) is not a comprehensive statement of BJY’s financial results for the relevant periods, and (c) has not been audited, reviewed or compiled and no procedure has been performed with respect thereto, and may be subject to further adjustments. Please also refer to the “Risk Factors” section for various risks that may impact BJY’s financial performance and results of operations for such periods and subsequent periods, including without limitation “Risk Factors— Risks Related to the Business and Industry of BJY—BJY may not successfully manage its growth as expected. BJY’s gross profit and net profit may not grow at same rate as its gross revenue, continued investment and expansion into low-margin business, significant investments in sales and marketing efforts and in research and development may negatively impact BJY’s gross profit margin, net profit margin and growth rate in the future.” beginning on page 22.

•	Gross revenue. BJY’s gross revenue for the year ended June 30, 2021 was approximately US$41.4 million, increased substantially from gross revenue of approximately US$23.4 million for the year ended June 30, 2020. The increase was mainly due to the substantial growth in number of customers and expansion of BJY’s product matrix. For the six months ended December 31, 2021, BJY’s gross revenue is expected to increase compared with the six months ended December 31, 2020. For the seven months ended July 31, 2022, BJY’s gross revenue is expected to increase compared with the seven months ended July 31, 2021.

•	Gross profit. BJY had gross profit of approximately US$18.5 million for the year ended June 30, 2021, increased substantially from gross profit of approximately US$13.3 million for the year ended June 30, 2020. The increase was mainly due to the increase in BJY’s total revenue. For the six months ended December 31, 2021, BJY’s gross profit is expected to increase compared with the six months ended December 31, 2020. For the seven months ended July 31, 2022, BJY’s gross profit is expected to decrease compared with the seven months ended July 31, 2021.

•	Profit before tax. BJY recorded a profit before tax of approximately US$4.0 million for the year ended June 30, 2021, increased from profit before tax of approximately US$3.8 million for the year ended June 30, 2020. The increase was mainly due to the increase in revenue which was partially offset by an increase in operating expenses. For the six months ended December 31, 2021, BJY’s profit before tax is expected to increase compared with the six months ended December 31, 2020. For the seven months ended July 31, 2022, BJY’s profit before tax is expected to decrease compared with the seven months ended July 31, 2021.

•	Net profit for the year. BJY recorded net profit of US$3.6 million for the year ended June 30, 2021, decreased slightly from net profit of approximately US$3.7 million for the year ended June 30, 2020. The decrease was mainly due to the increase in research and development expenses. For the six months ended December 31, 2021, BJY’s net profit is expected to increase compared with the six months ended December 31, 2020. For the seven months ended July 31, 2022, BJY’s net profit is expected to decrease compared with the seven months ended July 31, 2021.

•	Total operating costs. BJY’s total operating costs for the year ended June 30, 2021 was approximately US$16.1 million, increased from total operating costs of approximately US$10.7 million for the year ended June 30, 2020. The increase was mainly due to the increase in sales and marketing expenses and research and development expenses. For the seven months ended July 31, 2022, BJY’s total operating costs is expected to decrease compared with the seven months ended July 31, 2021.

•	Cash and cash equivalents. As of June 30, 2021, BJY had US$48.3 million in cash and cash equivalents.

•	Recent Financings

BJY has completed several rounds of equity financing and has issued several series of BJY Preferred Shares (including warrants to subscribe for BJY Preferred Shares) in 2019, 2020 and 2022.

As of the date of this proxy statement, the following BJY Preferred Shares (including warrants to subscribe for BJY Preferred Shares) were issued and outstanding: (i) 15,393,509 BJY Series A and Series A+ Preferred Shares and warrants to subscribe for 7,019,647 BJY Series A and Series A+ Preferred Shares; (ii) 5,083,431 BJY Series B Preferred Shares and warrants to subscribe for 5,963,838 BJY Series B Preferred Shares; (iii) warrants to subscribe for 5,424,746 BJY Series B+ Preferred Shares; and (iv) 2,419,909 BJY Series C Preferred Shares.

•	Variable Interest Entity Financial Information. BJY conducts substantially all of its business and operations through the VIE in China and, for the year ended June 30, 2021, substantially all of the gross revenue, gross profit and total operating expenses of BJY were contributed by the VIE and its subsidiaries.

BJY is in the process of discussing with certain potential investors regarding a potential private investment in public equity (“PIPE”) investment in ListCo upon or following the Closing, the terms of which are still subject to ongoing negotiation. The total number of shares to be issued by ListCo in such PIPE financing is expected to not exceed 15% of the ListCo’s total outstanding shares and shares subject to outstanding warrants immediately following the Closing (on a fully diluted and as converted basis and taking into account such PIPE financing). In addition, Mr. Gangjiang Li intends to subscribe, through entities directly or indirectly beneficially owned by him, for 20% of the shares to be issued in such PIPE financing. If the relevant parties reach an agreement regarding such PIPE financing, the Company will make any public disclosures in accordance with applicable law. See also "Risk Factors—Risks Related to the Business and Industry of BJY—BJY, or upon the consummation of the Merger, ListCo may require additional capital to support its business, and this capital might not be available on acceptable terms, if at all." for potential dilution relating to the PIPE financing.

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING

The following questions and answers address briefly some questions you may have regarding the extraordinary general meeting. These questions and answers may not address all questions that may be important to you as a shareholder of Fuwei. Please also refer to the more detailed information contained elsewhere in this proxy statement, the annexes to this proxy statement and the documents referred to or incorporated by reference in this proxy statement.

Why am I receiving this proxy statement?

You are receiving this proxy statement and proxy card because you owned shares of Fuwei prior to the close of business in the Cayman Islands on August 22, 2022, the share record date. This proxy statement and proxy card relate to our extraordinary general meeting (and any adjournment thereof) and describe the matters on which we would like you, as a shareholder, to vote.

We are seeking the approval of our shareholders of the proposal to authorize and approve the Merger Agreement, the plan of merger and the Transactions, including the Merger, at an extraordinary general meeting or at any adjournment of such extraordinary general meeting. This proxy statement summarizes certain information you need to know to vote at the extraordinary general meeting. All shareholders are cordially invited to attend the extraordinary general meeting in person. However, you do not need to attend the extraordinary general meeting to vote your Shares. Instead, you may simply complete, sign, date and return the enclosed proxy card.

When and where will the extraordinary general meeting be held?

The extraordinary general meeting will be held on September 19, 2022, at 10:00 a.m., China Standard Time, at No. 387 Dongming Road, Weifang, Shandong 261061, People’s Republic of China.

What will I be asked to vote upon at the extraordinary general meeting?

At the extraordinary general meeting, you will be asked to vote upon the following:

•	as a special resolution, to authorize and approve the Merger Agreement, the plan of merger and the Transactions, including the Merger (the “Merger Proposal”);

•	as a special resolution, to authorize and approve the change of the corporate name of ListCo from “Fuwei Films (Holdings) Co., Ltd.” to “Baijiayun Group Ltd 百家云集团有限公司” which will take effect from the date of entry of the new name in place of the existing name of the Company on the register of companies maintained by the Registrar of Companies in the Cayman Islands (the “Name Change Proposal”);

•	as a special resolution, to authorize and approve the variation of the authorized share capital of ListCo effectively immediately prior to the Effective Time (the “Variation of Share Capital Proposal”);

•	as a special resolution, to adopt and approve the third amended and restated memorandum of association and the second amended and restated articles of association of ListCo in substitution for and to the exclusion of the existing memorandum and article of association of the Company effective immediately prior to the Effective Time (the “Amendment Proposal”);

•	as a special resolution, to authorize each of the directors and officers of ListCo to do all things necessary to give effect to the Merger Agreement, the plan of merger and the Transactions, including the Merger, and in connection with the Name Change Proposal, Variation of Share Capital Proposal and Amendment Proposal (“General Authorization Proposal”); and

•	if necessary, as an ordinary resolution, to adjourn the extraordinary general meeting in order to allow ListCo to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolution to be proposed at the extraordinary general meeting (the “Adjournment Proposal”).

What is the Merger Proposal?

The proposal to approve the Merger Agreement, the plan of merger and the Transactions, including the Merger. Pursuant to the Merger Agreement, the shareholders of BJY will exchange all of the issued and outstanding share capital of BJY for newly issued shares of Fuwei on the terms and conditions set forth therein in a transaction exempt from the registration requirements under the Securities Act. Upon consummation of the Merger, BJY will become a wholly-owned subsidiary of Fuwei.

What will happen if the Merger Proposal is approved by ListCo’s shareholders?

After the Merger Proposal is approved by the ListCo’s shareholders and the satisfaction or waiver of all conditions precedent to closing set forth in the Merger Agreement, the Merger will be effected and BJY will become a wholly owned subsidiary of ListCo, with former shareholders of BJY owning a majority of ListCo’s shares.

What is the Name Change Proposal?

The proposal to authorize and approve the change of the corporate name of ListCo from “Fuwei Films (Holdings) Co., Ltd.” to “Baijiayun Group Ltd 百家云集团有限公司” which will take effect from the date of entry of the new name in place of the existing name of the Company on the register of companies maintained by the Registrar of Companies in the Cayman Islands.

What is the Variation of Share Capital Proposal?

The proposal to amend the authorized share capital of ListCo, effective immediately prior to the Effective Time, to US$2,231,734,400 divided into 4,300,000,000 ordinary shares of a par value of US$0.519008 each comprising (a) 2,000,000,000 class A ordinary shares of a par value of US$0.519008 each and (b) 2,300,000,000 class B ordinary shares of a par value of US$0.519008 each, with the power for the Company, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said share capital subject to the provisions of the Companies Act (As Revised) and the Articles of Association of the Company and for the Board to have power in accordance with Articles 8 and 18 of the Articles of Association to reclassify any unissued shares and to issue any part of its capital, whether original, redeemed or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.

What is the Amendment Proposal?

The proposal to adopt the third amended and restated memorandum of association and the second amended and restated articles of association of ListCo substantially in the form attached as Annex F to this proxy statement, effective immediately prior to the Effective Time.

What is the General Authorization Proposal?

The proposal to authorize each of the directors and officers of ListCo to do all things necessary to give effect to the Merger Agreement, the plan of merger and the Transactions, including the Merger, and in connection with the Name Change Proposal, Variation of Share Capital Proposal and Amendment Proposal.

What is the Adjournment Proposal?

The proposal to permit ListCo to adjourn the extraordinary general meeting in order to allow ListCo to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolution to be proposed at the extraordinary general meeting.

What will happen if the Adjournment Proposal is approved by ListCo’s shareholders?

If there are insufficient proxies received at the time of the extraordinary general meeting to approve the Merger Proposal, the Name Change Proposal, the Variation of Share Capital Proposal, the Amendment Proposal or the General Authorization Proposal and the Adjournment Proposal is approved at the extraordinary general meeting, we will be able to adjourn the extraordinary general meeting for the purpose of soliciting additional proxies to pass the resolution to be proposed at the extraordinary general meeting. If you have previously submitted a proxy on the proposals discussed in this proxy statement and wish to revoke it upon adjournment of the extraordinary general meeting, you may do so.

How does the board of directors of Fuwei recommend that I vote on the proposals?

After careful consideration and upon the unanimous recommendation of the Audit Committee, the Board recommends that you vote:

FOR the Merger Proposal;

FOR the Name Change Proposal;

FOR the Variation of Share Capital Proposal;

FOR the Amendment Proposal;

FOR the General Authorization Proposal; and

FOR the Adjournment Proposal.

When do you expect the Merger to be completed?

We are working toward completing the Merger as quickly as possible and currently expect the Merger to close in the fourth quarter of 2022. In order to complete the Merger, we must obtain shareholder approval of the Merger at the extraordinary general meeting and the other closing conditions under the Merger Agreement must be satisfied or waived in accordance with the Merger Agreement.

What happens if the Merger is not completed?

If ListCo’s shareholders do not authorize and approve the Merger Agreement, the plan of merger and the Transactions, including the Merger, or if the Merger is not completed for any other reason, ListCo will remain a publicly traded company and the Shares will continue to be listed and traded on the Nasdaq, provided that the Company continues to meet the Nasdaq’s listing requirements. ListCo may continue focusing on its plastic films business subject to the risks associated therewith.

Am I entitled to appraisal or dissenters’ rights in connection with the Merger Proposal?

No appraisal or dissenters’ rights are available to ListCo’s shareholders under the Companies Act of the Cayman Islands or ListCo’s memorandum and articles of association in connection with the types of actions contemplated under the Merger Proposal. As a result, holders of Shares will not have the right to seek appraisal and payment of the fair value of the Shares.

Do any of ListCo’s directors or executive officers have interests in the Merger that may differ from those of other shareholders?

Yes. Some of ListCo’s directors or executive officers have interests in the Merger that may differ from those of other shareholders. See “Proposal I: The Merger Proposal — Interests of ListCo Directors and Executive Officers in the Merger” beginning on page 58 for a more detailed discussion of how some of ListCo’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of ListCo’s shareholders generally.

Who can vote at the extraordinary general meeting of shareholders of ListCo? What constitutes a quorum?

Holders of record of Shares at the close of business in the Cayman Islands on August 22, 2022, which we refer to as the “record date”, are entitled to notice of and to vote at the extraordinary general meeting. Holders of record of Shares on the record date are entitled to one vote per share at the extraordinary general meeting on (i) the Merger Proposal; (ii) the Name Change Proposal; (iii) the Variation of Share Capital Proposal; (iv) the Amendment Proposal; (v) the General Authorization Proposal; and (vi) the Adjournment Proposal. Voting at the extraordinary general meeting will take place by poll voting, as the chairperson of the meeting will demand poll voting at the meeting.

The presence, in person, by proxy or by corporate representative, of two or more shareholders who together hold Shares which carry in aggregate not less than thirty three and one third of all votes attaching to all issued and outstanding Shares that carry the right to vote at such meeting shall constitute a quorum for the extraordinary general meeting. Shares represented at the extraordinary general meeting but not voted, including abstentions and broker “non-votes,” will be treated as present at the extraordinary general meeting for purposes of determining the presence or absence of a quorum for the extraordinary general meeting.

What vote is required to approve each of the proposals?

The approval of the Merger Proposal requires not less than two-thirds of votes cast by shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.

The approval of the Name Change Proposal requires not less than two-thirds of votes cast by shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.

The approval of the Variation of Share Capital Proposal requires not less than two-thirds of votes cast by shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.

The approval of the Amendment Proposal requires not less than two-thirds of votes cast by shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.

The approval of the General Authorization Proposal requires not less than two-thirds of votes cast by shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.

The approval of the Adjournment Proposal requires a simple majority of votes cast by shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.

How do I vote or change my vote?

Voting of Shares

If you own Shares, you may vote by proxy or in person at the extraordinary general meeting.

Voting in Person—If you hold Shares in your name as a shareholder of record and plan to attend the extraordinary general meeting and wish to vote in person, please bring proof of identification with you to the extraordinary general meeting. Even if you plan to attend the extraordinary general meeting, we strongly encourage you to submit a proxy for your Shares in advance as described below, so your vote will be counted if you later decide not to attend. If your Shares are held in “street name,” which means your Shares are held of record by a broker, bank or other nominee, and you wish to vote at the extraordinary general meeting, you must bring to the extraordinary general meeting a proxy from the record holder of the Shares (your broker, bank or nominee) authorizing you to vote at the extraordinary general meeting. To do this, you should contact your broker, bank or nominee.

Voting by Proxy—If you hold Shares in your name as a shareholder of record, then you will receive the notice for the extraordinary general meeting and a proxy card from us. You may submit a proxy for your Shares by mail without attending the extraordinary general meeting by completing, signing, dating and returning the proxy card to ListCo at No. 387 Dongming Road, Weifang, Shandong 261061, People’s Republic of China, Attention: Xiaoli YU, no later than September 16, 2022 at 12:00 p.m. (China Standard Time). If you hold Shares in “street name” through a broker, bank or other nominee, then you will receive the notice for the extraordinary general meeting from the broker, bank or nominee, along with the broker, bank or nominee’s voting instructions. You should instruct your broker, bank or other nominee on how to vote your Shares using the voting instructions provided. All Shares represented by properly executed proxies received in time for the extraordinary general meeting will be voted in the manner specified by the shareholders giving those proxies. Properly executed proxies that do not contain specific voting instructions will be voted “FOR” the Merger Proposal, “FOR” the Name Change Proposal, “FOR” the Variation of Share Capital Proposal, “FOR” the Amendment Proposal, “FOR” the General Authorization Proposal, and “FOR” the Adjournment Proposal.

Revocation of Proxy—Submitting a proxy on the enclosed form does not preclude a shareholder from voting in person at the extraordinary general meeting. If you hold your Shares in your name as shareholder of record, you may revoke a proxy at any time at least two hours prior to the commencement of the extraordinary general meeting by written notice of revocation or by subsequently submitting a duly executed proxy with a later date to ListCo’s Investor Relations Department, at No. 387 Dongming Road, Weifang, Shandong 261061, People’s Republic of China, on or before September 16, 2022 at 12:00 p.m. (China Standard Time), or by attending the extraordinary general meeting and voting in person. A shareholder of record may revoke a proxy by any of these methods, regardless of the method used to deliver the shareholder’s previous proxy. Attendance at the extraordinary general meeting without voting will not by itself revoke a proxy. If your Shares are held in street name through a broker, bank or other nominee, you must contact your broker, bank or nominee to revoke your proxy.

If my Shares are held in a brokerage account, will my broker vote my Shares for me?

Your broker, bank or other nominee will only be permitted to vote your Shares on your behalf if you instruct it how to vote. Therefore, it is important that you promptly follow the directions provided by your broker, bank or nominee regarding how to instruct it to vote your Shares.

How are proxies solicited and what is the cost of soliciting proxies?

This proxy solicitation is being made and paid for by ListCo on behalf of the Board. ListCo will bear the costs of holding the extraordinary general meeting and the cost of soliciting proxies, including costs of printing and mailing the proxy card. ListCo’s directors, officers and employees may solicit proxies by mail, email, telephone, facsimile or other means of communication. These directors, officers and employees will not be paid additional remuneration for their efforts, but may be reimbursed for out-of-pocket expenses incurred in connection therewith.

What should I do if I receive more than one set of voting materials?

You may receive more than one set of voting materials, including multiple proxy or voting instruction cards. For example, if you hold your Shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold Shares. If you are a holder of record and your Shares are registered in more than one name, you will receive more than one proxy card. Please submit each proxy card that you receive.

What do I need to do now?

We urge you to read this proxy statement carefully, including its annexes, exhibits, attachments and the other documents referred to or incorporated by reference herein and to consider how the Merger affects you as a shareholder. After you have done so, please vote as soon as possible.

Who can help answer my other questions?

If you have more questions about the Merger Proposal, the Name Change Proposal, the Variation of Share Capital Proposal, the Amendment Proposal, the General Authorization Proposal, or the Adjournment Proposal, need assistance in submitting your proxy or voting your Shares, or need additional copies of the proxy card, you should contact ListCo’s Investor Relations Officer in writing at No. 387 Dongming Road, Weifang, Shandong 261061, People’s Republic of China. Attention: Attention: Xiaoli YU, or call ListCo’s Investor Relations Department at+86-133-615-59266.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Market Information

Shares of Fuwei began to trade on the Nasdaq under the symbol of “FFHL” at the opening of business on December 6, 2016. On July 15, 2022, the last trading day prior to the date of the public announcement of the execution of the Merger Agreement, the closing sale price per Share was US$4.72. On August 19, 2022, the last practicable date prior to the date of the proxy statement, the closing sale price per Share was US$9.72. The market price of the Shares is subject to fluctuation. You are encouraged to obtain current market quotations for the Shares in connection with voting your Shares.

BJY is currently a privately held company and its securities do not trade on any exchange.

Dividend Policy

Fuwei has not paid any dividends on the Shares for the last five years and does not anticipate declaring or paying any dividends in the foreseeable future.

BJY has not made any dividend payments in the past and does not expect to declare or pay any dividends in the foreseeable future.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement includes certain statements that may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, related to Fuwei, BJY and the Merger. All statements other than statements of historical fact are forward-looking statements for purposes of federal and state securities laws. These statements involve known and unknown risks, uncertainties and other factors which may cause ListCo's or BJY’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the factors described in the section captioned "Risk Factors" below. In some cases, you can identify forward-looking statements by terms such as "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "would," and similar expressions intended to identify forward-looking statements.

Forward-looking statements contained in this proxy statement are based on current expectations and beliefs concerning the future developments and events and are subject to risks and uncertainties. These forward-looking statements involve a number of risks, uncertainties, or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, include, among other things:

•	uncertainty as to BJY’s ability to continuously develop new technology, services and products and keep up with changes in the industries that they operate;

•	uncertainty with respect to the expected growth of China's video cloud industry and BJY’s future business development;

•	uncertainty regarding BJY’s expected growth in demand and market acceptance, for its products and services;

•	uncertainty as to BJY’s ability to protect and enforce its intellectual property rights;

•	uncertainty as to BJY’s ability to attract and retain qualified executives and personnel;

•	uncertainty around ongoing coronavirus (COV1D-19) pandemic and the effects of government and other measures seeking to contain its spread;

•	uncertainty around U.S.-China trade war and its effect on BJY’s operation, fluctuations of the RMB exchange rate, and BJY’s ability to obtain adequate financing for its planned capital expenditure requirements;

•	the effect of the announcement of the Transaction on the ability of BJY to maintain relationships with its customers, business partners and others with whom BJY does business, or on BJY’s operating results and business generally;

•	risks that the Merger disrupt current plans and operations;

•	the ability of the parties to consummate the Merger on a timely basis or at all;

•	uncertainty relating to the satisfaction of the conditions precedent to consummation of the Merger, at all or in a timely manner; and

•	the ability to achieve anticipated benefits of the Merger.

Forward-looking statements represent our estimates and assumptions only as of the date of this proxy statement. You should not rely upon forward-looking statements as predictions of future events. You should read this proxy statement and the documents that we reference and file as exhibits to this proxy statement completely and with the understanding that our actual future results may be materially different from what we expect, and the closing of the Merger may not occur. Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

RISK FACTORS

You should carefully consider the risks described below, and all of the other information contained in or incorporated by reference into this proxy statement including the matters and risk factors discussed in ListCo's Annual Report on Form 20-F for the year ended December 31, 2021 and as further updated from time to time by ListCo's subsequent filings with the SEC, which are incorporated by reference into this proxy statement. Any of these risks could have a material and adverse effect on ListCo's business, financial condition and results of operations. In any such case, the market price of the Shares could decline, and you may lose all or part of your investment. You should read the section entitled "Cautionary Statement Regarding Forward-Looking Statements" above for a discussion of what types of statements are forward-looking statements, as well as the significance of such statements in the context of this proxy statement.

Risks Related to the Business and Industry of BJY

BJY operates in an emerging and evolving market, which may develop more slowly or differently than ListCo expects. If the market does not grow as expected, or if BJY cannot expand its services to meet the demands of this market, ListCo’s revenues may decline, or fail to grow after consummation of the Merger.

The video cloud market in China is at an early stage of development. There is considerable uncertainty over the size and rate at which this market will grow, as well as whether BJY’s platform will be widely adopted. Prospective customers may be reluctant or unwilling to use BJY’s platform for a number of reasons, including concerns about costs, uncertainty regarding the reliability and security of cloud-based offerings, lack of awareness of the benefits of BJY’s platform, or that they have invested substantial personnel and financial resources to develop internal solutions. BJY’s ability to expand sales depends on several factors that are out of its control, including but not limited to market awareness and acceptance, competition, end-user demand for applications with SaaS/PaaS features launched by its customers, technological challenges and developments. If the video cloud market or demand for its products does not grow or even decreases, the business, operating results and financial condition of BJY, and after consummation of the Merger, of ListCo would be adversely affected.

BJY’s operating results and growth prospects depend on acquiring and retaining customers and increasing usage of customers’ applications that integrate BJY’s products.

To successfully grow its business, BJY must continue to attract new customers in a cost-effective manner. BJY uses a variety of marketing channels to promote its products and platform, such as developer conferences and events and public relations initiatives. If the costs of the marketing channels BJY uses increase dramatically, BJY may choose to use alternative and less expensive channels, which may not be as effective as current ones. Alternatively, BJY may adopt or expand usage of more expensive channels, which could adversely affect its margins, profitability and financial condition. BJY invests in marketing before being able to assess whether they improve brand awareness, customer acquisition or increase revenues in a cost-effective manner or at all. If BJY’s marketing programs are ineffective or inefficient, its business, operating results and growth prospects would be adversely affected.

BJY’s success also depends on retaining customers and increasing their usage of its products and platform over time. BJY generates revenues from customers’ usage of its products integrated into their applications. Increasing usage of BJY’s products and platform over time will require customers to develop new use cases and those use cases to mature. The majority of its customers do not have long-term contractual commitments to BJY and may reduce or terminate their use of its products at any time without penalty or termination charges. End users’ demand for BJY’s customers’ applications that integrate its products are driven by many factors out of its or its customers’ control, making customers’ usage of its products and platform difficult to predict. Furthermore, if a significant number of customers reduce or cease their usage of BJY’s products, it may incur greater sales and marketing expenses than expected to maintain or increase revenues from other customers, which may impact BJY’s profitability. If usage levels fail to meet ListCo’s expectations, the business, operating results and growth prospects of BJY, and after consummation of the Merger, of ListCo would be adversely affected.

The market in which BJY participates is competitive, and if BJY does not compete effectively, the business, operating results and financial condition of ListCo could be harmed after consummation of the Merger.

The global market for video cloud is relatively new and rapidly evolving. The industry in which BJY operates include a number of enterprises that may or may not directly compete with BJY. BJY considers that its competitors fall into three different business lines: (i) companies that provide real time engagement services via companies’ cloud computing platform, (ii) companies that offer customized software that are installed on customer’s own cloud computing platform, and (iii) companies that provide systematic solutions to customers by integrating customized software into hardware. In many cases, BJY’s prospective customers may choose to use custom software developed in-house or by consultants, or legacy solutions repurposed by in-house developers to meet specific use cases. As BJY hopes to sell its products to prospective customers with existing internal solutions, it needs to demonstrate to them that its video cloud products are superior to their current legacy solutions, and failure to do so may adversely affect the business, results of operations and financial condition of BJY, and after consummation of the Merger, of ListCo.

BJY expects competition to intensify in the future. Although a number of large software vendors or cloud providers currently do not have SaaS/PaaS offerings, some of them who operate in adjacent markets may bring such offerings to market through product development, acquisitions, or other means in the future. In addition, several of BJY’s competitors have greater brand recognition, longer operating histories, more and better-established customer relationships, larger sales forces, larger marketing and development budgets and significantly greater resources than it does. As a result, certain of its competitors may be able to respond more quickly and effectively to new or changing opportunities, technologies, standards or customer requirements than BJY. Furthermore, these large vendors may be willing to provide competing software for free as part of enterprise-wide agreements that include other products or services. In these cases, it may be more difficult for BJY to compete effectively with its competitors, especially if its competitors attempt to continuously strengthen or maintain their market positions.

BJY’s competitors may offer products, services and functions that are same or similar to its products with more compelling pricing terms, more competitive advantages, or greater geographic coverage in the markets where it does not operate or is less established. Furthermore, BJY’s customers may choose to use its products and its competitors’ products at the same time, resulting in increased pricing pressures and competition. This, in turn, may cause the decrease in BJY’s revenues, profitability and market acceptance and harm its business, operating results and financial condition.

If BJY’s platform does not achieve sufficient market acceptance, the financial results and competitive position of ListCo will suffer after consummation of the Merger.

To meet BJY’s customers’ rapidly evolving demands, it invests substantial resources in research and development to incorporate additional functionalities, improve its technology capabilities and expand the use cases that its platform empowers. For the year ended June 30, 2021, its research and development expenses were US$5.8 million. If BJY is unable to develop products internally due to inadequate research and development resources, it may not be able to address its customers’ needs in a timely manner, or at all. In addition, if BJY seeks to enhance its research and development capabilities or the breadth of its products through acquisitions, such acquisitions could be expensive and BJY may not successfully integrate acquired technologies or businesses into its business. When BJY develops or acquires new or enhanced products, it typically incurs expenses and expend resources upfront to develop, market, promote and sell the new offerings. Therefore, new or enhanced products it develops, acquires or introduces need to achieve high market acceptance to justify the upfront investment.

BJY’s new products or enhancements and changes to its existing products could fail to attain sufficient market acceptance for many reasons, including:

•	failure to accurately predict and meet market demand by launching products or functionalities desired by customers;

•	defects, errors, or failures in BJY’s products and solutions;

•	negative publicity about BJY’s platform’s performance or effectiveness;

•	developments in the legal or regulatory landscape that could adversely affect BJY’s platform, such as increased legal or regulatory scrutiny;

•	emergence of competitors whose products and technologies achieve earlier or wider market acceptance than BJY;

•	delays in releasing enhancements to BJY’s platform to the market, or failure to achieve adequate market acceptance for its platform and its enhancements; and

•	introduction or anticipated introduction of competing products by BJY’s competitors.

It is important that BJY maintains and increases the acceptance of its platform among the developers that work for its customers. BJY relies on developers to choose its platform over other options they may have, and to continue to use and promote its platform as they move between companies. These developers often make design decisions and influence the product and vendor processes within its customers. If BJY fails to gain or maintain their acceptance of its platform, its business would be harmed.

BJY may not successfully manage its growth as expected. BJY’s gross profit and net profit may not grow at same rate as its gross revenue, continued investment and expansion into low-margin business, significant investments in sales and marketing efforts and research and development may negatively impact BJY’s gross profit margin, net profit margin and growth rate in the future.

BJY has experienced rapid growth. For the year ended June 30, 2021, BJY recorded total revenues of US$41.4 million, increased substantially from total revenues of approximately US$23.4 million for the year ended June 30, 2020. However, there can be no assurance that its business will continue to grow at any particular rate as BJY did in the past, or avoid any decline in the future.

BJY’s ability to forecast its future operating results is limited and subject to a number of uncertainties. In particular, BJY cannot accurately predict customers’ usage of its products given the diversity of its customer base and the end users across industries, geographies, use cases and other factors. BJY considers that there are three primary risks in relation to its financial performance in the future: (i) the COVID-19 pandemic has affected various aspects of BJY’s business, the extent to which the COVID-19 pandemic will affect its operations and financial performance will depend on future developments, which are highly uncertain and unpredictable. Also see “the COVID-19 pandemic brings uncertainties to its business, financial condition and prospects.” beginning on page 25, (ii) BJY’s gross profit and net profit may not grow at same rate as its gross revenue, continued investment and expansion into low-margin business may negatively impact BJY’s gross profit margin, net profit margin and growth rate. For example, BJY is expanding and currently expects continually expand into new business lines, including but not limited to, AI enabled systematic solutions by integrating customized software into hardware. These initiatives on BJY's new business lines are new and evolving, some of which are still at the inception or pilot stage and may prove unsuccessful. BJY may not be able to successfully implement these new business plans and realize all of the benefits that BJY expects to achieve or it may be more costly to do so than BJY anticipates, and (iii) BJY’s profitability may be lower than it would be if its strategy were to maximize short-term profitability. BJY intends to continuously increase research and development investment to improve the performance of its existing software and platform which may have new business breakthroughs, such as real-time communications (“RTC”). In addition, BJY intends to continue to invest significantly in sales and marketing efforts to explore new business lines and improve its brand image and influence. The above potential investments and expansions may not ultimately grow BJY's business or result in long-term profitability as expected. Moreover, such increases in the cost may adversely impact its gross profit margin, net profit margin and growth rate.

BJY’s limited operating history makes it difficult to evaluate its current business and prospects and BJY’s operating results may fluctuate from time to time.

BJY conducts a significant portion of its businesses in China through the VIE. The VIE was founded in May 2017 and its limited operating history makes it difficult to evaluate BJY’s current business and future prospects, including ListCo’s ability to predict and manage future growth after consummation of the Merger. BJY has encountered and will continue to encounter risks and difficulties as a rapidly growing company in a constantly evolving industry. If BJY does not address these risks successfully, BJY’s business, and after consummation of the Merger, ListCo’s business may be harmed.

BJY’s operating results have fluctuated and will continue to vary in the future as a result of a variety of factors, many of which are out of ListCo’s control, after consummation of the Merger. For example, BJY’s revenue model is based in large part on end user adoption and usage of its customers’ applications, which can constrain its ability to forecast revenues. Some factors that may cause its operating results to fluctuate from period to period include:

•	BJY’s ability to attract, retain and increase revenues from customers;

•	fluctuations in the amount of revenues from BJY’s customers;

•	market acceptance of BJY’s products and its ability to introduce new products and enhance existing products;

•	competition and the actions of BJY’s competitors, including pricing changes and the introduction of new products, services and geographies;

•	BJY’s ability to control costs and operating expenses, including the fees that it pays network and cloud service providers for data delivery and data centers for additional bandwidth;

•	BJY’s investments in research and development activities;

•	changes in BJY’s pricing as a result of its optimization efforts or otherwise;

•	reductions in pricing as a result of negotiations with BJY’s larger customers;

•	the rate of expansion and productivity of BJY’s sales force;

•	change in the mix of products that BJY’s customers use;

•	changes in end user and customer demand as end users increase and decrease their time online due to the imposition or easing of stay-at-home, travel and other government mandates or changes in end user or customer demand for BJY’s products in response to the COVID-19 pandemic;

•	the expansion of BJY’s business, particularly in international markets;

•	changes in foreign currency exchange rates;

•	changes in laws, regulations or regulatory enforcement in China, the United States or other countries that impact BJY’s ability to market, sell or deliver its products;

•	the amount and timing of operating costs and capital expenditures related to the operations and expansion of BJY’s business, including investments in international expansion;

•	significant security breaches of, technical difficulties with, or interruptions to, the delivery and use of its products on BJY’s platform;

•	general economic and political conditions that may adversely affect a prospective customer’s ability or willingness to adopt BJY’s products, delay a prospective customer’s adoption decision, reduce the revenues that BJY generates from the use of its products or impact customer retention;

•	extraordinary expenses such as litigation or other dispute-related settlement payments;

•	sales tax and other tax determinations by authorities in the jurisdictions in which BJY conducts business;

•	the impact of new accounting pronouncements;

•	expenses incurred in connection with mergers, acquisitions, dispositions or other strategic transactions and integrating acquired (or carving out disposed) business, technologies, services, products and other assets; and

•	fluctuations in share-based compensation expense.

The occurrence of one or more of the foregoing factors may cause BJY’s operating results to vary significantly. For example, a significant percentage of BJY’s operating expenses such as payroll expense is fixed to some extent and BJY may not be able to adjust all costs and fees in accordance with the changes in revenue. Accordingly, in the event of a revenue shortfall, BJY may not be able to mitigate the negative impact on profitability in the short term.

BJY generated a substantial portion of its revenues from a limited number of customers, and the loss of, or a significant reduction in usage by, one or more of its major customers would result in lower revenues and could harm ListCo’s business after consummation of the Merger.

BJY’s future success is dependent on establishing and maintaining successful relationships with a diverse set of customers. For the year ended June 30, 2021, BJY generated a substantial portion of its revenues from a limited number of customers, BJY’s top ten customers (after aggregating customers with multiple accounts) accounted for approximately 40% of its revenues. Going forward, it is likely that BJY will continue to be dependent upon a limited number of customers for a significant portion of its revenues for the foreseeable future and, in some cases, the portion of its revenues attributable to individual customers may increase. The loss of one or more key customers or a reduction in usage by any major customers would reduce its revenues. If BJY fails to maintain existing customers or develop relationships with new customers, BJY’s business, and after consummation of the Merger, ListCo’s business would be harmed.

Failure to effectively develop and expand the sales and marketing capabilities of BJY could harm its ability to increase its customer base and achieve broader market acceptance of its platform.

Historically, BJY relied on the adoption of its products by developers through its self-service model as well as more targeted sales efforts. BJY’s ability to further increase its customer base and achieve broader market acceptance of its platform will significantly depend on its ability to expand its sales and marketing operations. BJY plans to continue expanding its sales force and network, both domestically and internationally. It also plans to dedicate significant resources to sales and marketing programs. All of these efforts will require BJY to invest significant financial and other resources, and BJY’s business, and upon the consummation of the Merger, ListCo’s business may be harmed if they fail to attract additional customers.

As BJY increases its target sales efforts to larger organizations, it expects to incur higher costs and longer sales cycles. The decision to adopt its products by such customers may require the approval of multiple technical and business decision makers, including security, compliance, procurement, operations and IT. In addition, while certain customers may quickly deploy its products on a limited basis before they commit to deploying its products at scale, they often require extensive education and customer support, engage in protracted pricing negotiations and seek dedicated product development resources. In addition, sales cycles for efforts targeted at larger organizations are inherently more complex and less predictable than the sales through BJY’s self-service model, and some customers may not use its products enough to generate revenues that offset the cost of customer acquisition. In addition, complex and resource-intensive sales efforts could place additional strain on BJY’s product and engineering resources.

BJY believes that there is significant competition for sales personnel, including sales representatives, sales managers, and sales engineers, with the skills and technical knowledge that it requires. Its ability to achieve significant revenue growth will depend, in large part, on its success in recruiting, training, and retaining sufficient numbers of sales personnel to support its growth. New hires require significant training and may take significant time before BJY achieves full productivity. New hires may not become productive as quickly as expected, if at all, and BJY may be unable to hire or retain sufficient numbers of qualified individuals in the markets where it does business or plan to do business. In addition, particularly if BJY continues to grow rapidly, new members of its sales force will have relatively little experience working with it, its platform, and its business model. If BJY is unable to hire and train sufficient numbers of effective sales personnel, its sales personnel do not reach significant levels of productivity in a timely manner, or its sales personnel are not successful in acquiring new customers or expanding usage by existing customers, BJY’s business, and upon the consummation of the Merger, ListCo’s business will be harmed.

BJY believes that continued growth in its business is also dependent upon identifying, developing and maintaining strategic relationships with additional third-party sales partners that can drive substantial revenues. If BJY fails to identify additional third-party sales partners in a timely and cost-effective manner, or at all, or is unable to assist its current and future third-party sales partners in independently selling and deploying its products, the business, operating results and financial condition of BJY, and upon the consummation of the Merger, of ListCo could be adversely affected.

BJY has incurred and may continue to incur substantial share-based compensation expenses.

BJY uses share-based compensation to award its management members and employees, and it has incurred and may continue to incur share-based compensation expenses. For the year ended June 30, 2021, it did not incur any share-based compensation expenses. On June 23, 2021, its board of directors adopted an equity incentive plan and reserved 9,486,402 ordinary shares for issuance under share options to be granted to employees, directors and consultants of BJY in its PRC operations. The equity incentive plan stipulates that Duo Duo International Limited will be the incentive platform to hold the shares on behalf of the beneficiaries of the equity incentive plan, please see footnote (3) of the security ownership table under “Security Ownership of BJY” on page 102. On October 1, 2021, pursuant to the incentive plan, options to acquire 6,816,417 ordinary shares were issued, with exercise price ranged from RMB 0.0001 to RMB 10.0 per share and varied vesting schedules, and have been issued as restricted stock units, or the RSUs, with respect to 1,709,310 ordinary shares were issued at a price of RMB 0.0001 per share. Based on a draft valuation which remains under review, the total fair value of the share options and RSU that have been issued is between US$10 million to US$15 million, out of which approximate US$5 million to US$10 million will be recognized in the six months ended December 31, 2021 and the rest will be recognized over the period from calendar year 2022 to 2025. As of December 31, 2021, awards with respect to 8,525,727 ordinary shares reserved under the equity incentive plan have been issued, among which, awards with respect to 4,019,110 ordinary shares have been fully vested. In the future, if additional share incentives are granted to BJY’s employees, directors or consultants, BJY will incur additional share-based compensation expense and its results of operations will be further adversely affected.

The COVID-19 pandemic brings uncertainties to its business, financial condition and prospects.

The outbreak of the COVID-19 pandemic has resulted in significant disruptions and distortions in the global economy since 2020. As the COVID-19 pandemic continued or reoccurred in China and globally, there has been and will continue to be significant uncertainties associated with the COVID-19 pandemic, including the ultimate spread of the virus, the severity of the disease, the duration of the outbreak, the possibility of successive waves of outbreaks, further actions that may be taken by governmental authorities around the world to contain the virus or to treat its impact, and the scope and length of the resulting economic downturn.

The COVID-19 pandemic has affected various aspects of BJY’s business. For instance, BJY experienced certain difficulties in purchasing bandwidth, co-location space, servers and equipment on equally cost-efficient terms due to various government-imposed restrictions and other logistical hurdles. In addition, the economic downturn due to the COVID-19 pandemic may adversely affect its customers’ ability to pay, its customer demand and end user usage, which would adversely affect its operating results and financial condition. Furthermore, the continuing pandemic may further impact BJY’s ability to maintain and expand its network infrastructure, which could severely disrupt its and its customers’ business and operations and adversely affect its operating results and financial condition.

The extent to which the COVID-19 pandemic affects its operations and financial performance will depend on future developments, which are highly uncertain and unpredictable, including new information which may emerge concerning the severity of COVID-19 and the actions to contain the coronavirus, such as the availability of effective vaccines or cure, among others. BJY’s operations could be disrupted if any of its employees is suspected of having COVID-19, since it could lead its employees to be quarantined and/or its offices to be disinfected.

BJY could incur substantial costs in protecting or defending its intellectual property rights, and it may in the future become involved in disputes relating to alleged infringement of others’ intellectual property rights. Any failure to protect its intellectual property rights, or alleged infringement of third-party intellectual property rights, could adversely affect the business, operating results and financial condition of BJY, and upon the consummation of the Merger, of ListCo.

BJY’s success depends, in part, on its ability to protect its brand, trade secrets, trademarks, patents, domain names, copyrights and proprietary methods and technologies, whether registered or not, that it develops under patent and other intellectual property laws of China, the United States and other jurisdictions, so that it can prevent others from using its inventions and proprietary information. BJY currently relies on patents, trademarks, copyrights and trade secret law to protect its intellectual property rights. However, BJY cannot assure you that any of its intellectual property rights will not be challenged, invalidated or circumvented, or that its intellectual property will be sufficient to provide it with competitive advantages. Because of the rapid pace of technological change, BJY cannot assure you that all of its proprietary technologies and similar intellectual property rights can be patented in a timely or cost-effective manner, or at all.

In addition, BJY may be subject to allegation of infringement of other parties’ intellectual proprietary rights, which, whether successful or not, could harm its brand, business, operating results and financial condition. There is considerable patent and other intellectual property development in its industry, and it may be unaware of the intellectual property rights of others that may cover some or all of its technology. Its competitors or other third parties may in the future claim that its products or platform and underlying technology infringe their intellectual property rights, and it may be found to be infringing such rights. Any claims or litigation, if successfully asserted against it, could require that it pays substantial damages or ongoing royalty payments, indemnify its customers or business partners, obtain licenses or modify its products or platform, prevent it from offering its products, develop alternative non-infringing technology or comply with other unfavorable terms, any of which could significantly increase its operating expenses. Even if BJY was to prevail in the event of claims or litigation against BJY, any claim or litigation regarding intellectual property could be costly and time-consuming and divert the attention of its management and other employees from its business.

BJY also relies, in part, on confidentiality agreements with its business partners, employees, consultants, advisors, customers and others in its efforts to protect its proprietary technology, processes and methods. These agreements may not effectively prevent disclosure of its confidential information, and it is possible for unauthorized parties to copy its software or other proprietary technology or information, or to develop similar software independently without BJY having an adequate remedy for unauthorized use or disclosure of its confidential information.

In addition, the laws of some countries do not protect intellectual property and other proprietary rights to the same extent as the laws of others. It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to BJY for any such breach. Accordingly, BJY may not be able to effectively protect its intellectual property rights or to enforce its contractual rights in China. To the extent BJY expands its international activities outside of China, its exposure to unauthorized copying, transfer and use of its proprietary technology or information may increase.

Preventing any unauthorized use of its intellectual property is difficult and costly and the steps BJY takes may be inadequate to prevent the misappropriation of its intellectual property. Litigation may be necessary in the future to enforce its intellectual property rights, determine the validity and scope of its proprietary rights or those of others, or defend against claims of infringement or invalidity. Such litigation could be costly, time-consuming and distracting to management, result in a diversion of significant resources, the narrowing or invalidation of portions of its intellectual property and have an adverse effect on its business, operating results and financial condition. BJY’s efforts to enforce its intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of its intellectual property rights or alleging that it infringes the counterclaimant’s own intellectual property. Any of BJY’s patents, trade secrets, copyrights, trademarks or other intellectual property rights could be challenged by others or invalidated through administrative process or litigation. There can be no assurance that it will prevail in such litigation. In addition, BJY’s proprietary methods and technologies that are regarded as trade secrets may be leaked or otherwise become available to, or be independently discovered by, its competitors and in these cases BJY would not be able to assert any trade secret rights against those parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of its proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect its competitive business position. To the extent that BJY’s employees or consultants use intellectual property owned by others in their work for BJY, disputes may arise as to the rights in related know-how and inventions.

There can be no assurance that BJY’s particular ways and means of protecting its intellectual property and proprietary rights, including business decisions about when to file patent applications and trademark applications, will be adequate to protect its business or that its competitors will not independently develop similar technology. BJY could be required to spend significant resources to monitor and protect its intellectual property rights. If BJY fails to protect and enforce its intellectual property and proprietary rights adequately, its competitors might gain access to its technology and the business, operating results and financial condition of BJY, and upon the consummation of the Merger, of ListCo could be adversely affected.

BJY depends largely on the continued services of its senior management, the loss of any of whom could adversely affect the business, operating results and financial condition of BJY, and upon the consummation of the Merger, of ListCo.

BJY’s future performance depends on the continued services and contributions of BJY’s senior management to execute on its business plan, develop its products and platform, deliver its products to customers, attract and retain customers and identify and pursue business opportunities. The loss of services of senior management could significantly delay or prevent the achievement of its development and strategic objectives. In particular, it depends to a considerable degree on the vision, skills, experience and effort of its founder and chief executive officer, Mr. Gangjiang Li and its president, Mr. Yi Ma. The replacement of any of its senior management personnel would likely involve significant time and costs, and such loss could significantly delay or prevent the achievement of its business objectives. The loss of the services of any of its senior management for any reason could adversely affect its business, operating results and financial condition.

BJY may acquire or invest in or dispose of or divest from business, technologies, services, products and other assets, which may divert its management’s attention and result in the incurrence of debt or dilution to its shareholders. Such transactions may subsequently turn out to be less favorable to BJY or ListCo than expected. BJY may be unable to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions or dispositions.

Similar to many other companies, BJY continuously evaluates and considers potential strategic transactions, including acquisitions of, investments in, dispositions of, or divestments from, businesses, technologies, services, products and other assets in the future, such as a potential disposition of the plastic films business by LisCo the possibility of which was reviewed and discussed in the process of negotiating the Transactions. It also may enter into relationships with other businesses to expand its products and platform, which could involve preferred or exclusive licenses, additional channels of distribution, discount pricing or investments in other companies.

Any acquisition, investment, disposition, divestment or business relationship may result in unforeseen operating difficulties and expenditures. In particular, BJY or ListCo may encounter difficulties assimilating or integrating the businesses, technologies, products, personnel or operations of the acquired companies, particularly if the key personnel of the acquired company choose not to work for BJY or ListCo, its products or services are not easily adapted to work with its platform, or BJY or ListCo has difficulty retaining the customers of any acquired business due to changes in ownership, management or otherwise. Acquisitions also may disrupt its business, divert its resources or require significant management attention that would otherwise be available for development of its existing business. Moreover, the anticipated benefits of any acquisition, investment, disposition, divestment or business relationship may not be realized, such transaction or relationship may turn out to be less favorable to BJY or ListCo, or BJY or ListCo may be exposed to unknown risks or liabilities. For example, an acquired business may perform worse than expected and a disposed business may perform better than expected. In addition, acquisitions and investments could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the incurrence of debt, the incurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired businesses and investment.

Negotiating these transactions can be time-consuming, difficult and expensive, and BJY’s ability to complete these transactions may often be subject to approvals that are beyond its control. Consequently, these transactions, even if announced, may not be completed. For one or more of those transactions, BJY, or upon the consummation of the Merger, ListCo may:

•	issue additional equity securities that would dilute its existing shareholders;

•	use cash that it may need in the future to operate its business;

•	incur large charges or substantial liabilities;

•	incur debt on terms unfavorable to it or that BJY is unable to repay;

•	encounter difficulties in retaining key employees of the acquired company or integrating diverse software codes or business cultures; or

•	become subject to adverse tax consequences, substantial depreciation, or deferred compensation charges.

The occurrence of any of these foregoing could adversely affect the business, operating results and financial condition of BJY, or upon the consummation of the Merger, of ListCo.

BJY may have insufficient transmission bandwidth and co-location space, which could result in disruptions to its platform and loss of revenues.

BJY’s operations are dependent in part upon transmission bandwidth provided by third-party network or cloud providers and leasing co-location facilities for its servers and equipment. There can be no assurance that BJY is adequately prepared for unexpected increases in bandwidth demands by its customers. In the first quarter of 2020, BJY experienced a spike in usage as a result of demand for online real-time engagement spurred by the COVID-19 pandemic. Although BJY was able to scale its network infrastructure in response, the general increase in demand for bandwidth and servers increased prices which in turn adversely impacted its gross margin. Failure to contain the further spread, or any resurgence, of the COVID-19 pandemic may affect its ability to cost-effectively maintain and expand its network infrastructure, which could severely disrupt the business and operations and adversely affect the operating results and financial condition of BJY, or upon the consummation of the Merger, of ListCo.

The bandwidth BJY has contracted to purchase may become unavailable for a variety of reasons, including service outages, payment disputes, suspension or termination of the network providers’ business, natural disasters, pandemics, networks imposing traffic limits, or governments adopting regulations that impact network operations. It may also be unable to move quickly enough to augment capacity to reflect growing traffic or security demands. Failure to put in place the capacity it requires could result in a reduction in, or disruption of, services to its customers, or require it to issue credits and ultimately a loss of those customers. Such a failure could result in its inability to acquire new customers demanding capacity not available on its platform. If BJY is unable to provide sufficient bandwidth, it may also become contractually obligated to provide affected customers with service credits under service level commitments in its customer agreements.

BJY’s use of open source software could negatively affect its ability to sell its products and subject BJY to possible litigation.

BJY’s products and platform incorporate open source software, and it expects to continue to incorporate open source software in its products and platform in the future. Few of the licenses applicable to open source software have been interpreted by courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on its ability to commercialize its products and platform. Moreover, although BJY has implemented policies to regulate the use and incorporation of open source software into its products and platform, it cannot be certain that it has not incorporated open source software in its products or platform in a manner that is inconsistent with such policies. When BJY utilizes open source software in its products in certain ways, the applicable open source licenses may subject BJY and its customers to certain requirements, including requirements that BJY and its customers offer the products that incorporate the open source software for no cost, make available source code for modifications or derivative works that are based on, incorporate or use the open source software, and license such modifications or derivative works under the terms of applicable open source licenses. In some cases, open source software is also offered under commercial terms which do not include such requirements and obligations, in exchange for the payment of fees to be negotiated with the author or licensors. BJY has entered into a license agreement with a third-party licensor relating to certain open source software incorporated in certain of its and its customers’ products. However, in the future BJY may still receive notices alleging that its usage of other unlicensed open source software does not comply with the applicable license, or such usage requires BJY to obtain a commercial license. If it were determined that BJY had not complied with the conditions of one or more of these open source licenses, or if BJY is unable to successfully negotiate an acceptable commercial license, BJY and its customers could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined or otherwise prohibited from distributing its products that contained the open source software, and be required to comply with onerous conditions or restrictions on these products. In any of these events, BJY and its customers could be required to seek licenses from third parties in order to continue offering its respective products and platforms, and to re-engineer its products or platforms or discontinue offering its products in the event re-engineering cannot be accomplished in a timely manner. Any of the foregoing could require BJY and its customers to devote additional research and development resources to re-engineer its products or platforms, harm its reputation, or result in customer dissatisfaction, and may adversely affect the business, operating results and financial condition of BJY, and upon the consummation of the Merger, of ListCo.

Breaches of BJY’s networks or systems, or those of BJY’s service providers, could degrade its ability to conduct its business, compromise the integrity of its products, platform and data, result in significant data losses and leakage and the theft of its intellectual property, damage its reputation, expose BJY to liability to third parties and require BJY to incur significant additional costs to maintain the security of its networks and data.

BJY depends on its IT systems to conduct virtually all of its business operations, ranging from internal operations and research and development activities to marketing and sales efforts and communications with its customers, service providers and business partners. Individuals or entities may attempt to penetrate BJY’s network security, or that of its platform, and to cause harm to its business operations, including by misappropriating its proprietary information or that of its customers, employees, service providers and business partners or to cause interruptions of its products and platform. Because the vulnerabilities and techniques used by such individuals or entities to access, disrupt or sabotage devices, systems and networks change frequently and may not be recognized until launched against a target, BJY may be unable to anticipate these vulnerabilities and techniques, and may not become aware in a timely manner of such a security breach, which could exacerbate any damage it experiences. Additionally, BJY depends on its employees and contractors to appropriately handle confidential and sensitive data, including customer data, and to deploy its IT resources in a safe and secure manner that does not expose its network systems to security breaches or the loss or leakage of data. Any data security incidents, including the leakage of data of customers or the end users, internal malfeasance by its employees, unauthorized access or usage, virus or similar breach or disruption of BJY or its service providers could result in loss of confidential information, damage to its reputation, loss of customers, litigation, regulatory investigations, fines, penalties and other liabilities. Accordingly, if BJY’s cybersecurity measures or those of its service providers fail to protect against unauthorized access, attacks (which may include sophisticated cyberattacks), compromise or the mishandling of data by its employees, service providers and business partners, its reputation, business, operating results and financial condition could be adversely affected.

BJY’s business is subject to a variety of PRC and international laws and regulations, including those regarding privacy, cybersecurity and data protection, and its customers may be subject to regulations related to the handling and transfer of certain types of sensitive and confidential information. Any failure of its platform to comply with or enable its customers to comply with applicable laws and regulations could harm the business, operating results and financial condition of BJY, and upon the consummation of the Merger, of ListCo.

BJY and its customers that use its products may be subject to privacy, cybersecurity and data protection- related laws and regulations that impose obligations in connection with the collection, processing and use of personal data, financial data, health or other similar data and general cybersecurity. The PRC government and governments in other countries have adopted or proposed limitations on, or requirements regarding, the collection, distribution, use, security and storage of information, including personally identifiable information of individuals. In the PRC, the PRC Cybersecurity Law and relevant regulations require network operators, which may include BJY, to ensure the security and stability of the services provided via network and to provide assistance and support in accordance with the law for public security and national security authorities to protect national security or assist with criminal investigations.

In recent years, the PRC government has increasingly tightened the regulation of data privacy and data protection. The laws, regulations and governmental policies in the PRC for the data privacy and data protection are constantly evolving. For example, in June 2017, the PRC Cybersecurity Law promulgated by the Standing Committee of the National People’s Congress, or the SCNPC, took effect. The PRC Cybersecurity Law requires network operators to perform certain functions related to cybersecurity protection. In addition, the PRC Cybersecurity Law provides that the critical information infrastructure operators generally shall, during their operations in the PRC, store the personal information and important data collected and produced within the territory of PRC, and shall conduct security assessment for cross-border data transfer. On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, including but not limited to the collection, storage, use, processing, transmission, provision, and public disclosure of data. The PRC Data Security Law, among other things, provides for a security review procedure for the data activities that may affect national security and imposes export restrictions on certain data and information. On July 30, 2021, the State Council of the PRC promulgated the Provisions on Protection of the Security of Critical Information Infrastructure, which took effect on September 1, 2021. Pursuant to the Provisions on Protection of the Security of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, which are referred to as the “Protection Departments,” shall be responsible for formulating eligibility criteria and identifying the critical information infrastructure operator, or the CIIO, in the respective industry or sector. The CIIOs shall take the responsibility to protect the CIIO’s security by performing certain prescribed obligations, including conducting network security test and risk assessment, reporting the assessment results to relevant regulatory authorities. On August 20, 2021, the SCPNC adopted the Personal Information Protection Law, which became effective on November 1, 2021. The Personal Information Protection Law reiterates the circumstances under which a personal information processor could process personal information and the requirements for such circumstances. The Personal Information Protection Law clarifies the scope of application, the definition of personal information and sensitive personal information, the legal basis of personal information processing and the basic requirements of notice and consent. Additionally, the Personal Information Protection Law stipulates that personal information processors who have a large user base and/or operate complex types of businesses are subject to certain obligations, such as establishing an internal personal information protection system in compliance with relevant laws, rules and regulations; and releasing social responsibility reports on personal information protection on a regular basis. Existing PRC laws and regulations do not provide clear parameters as to what constitutes “large user base” and/or “complex types of businesses”. Nevertheless, it is widely accepted in practice that at least one million users is required in order to reach the “large user base” threshold, and “complex types of businesses” usually refers to a business model under which a company either operates as an integrated online platform, for example, a social media or e-commerce platform, or operates with diversified business lines or product catalogues. BJY believes that it is not a personal information processor who has a large user base and/or operate complex types of businesses. However, since there has been no official interpretation or explanation as to the definition of same, it remains uncertain whether BJY would be deemed as a personal information processor who has a large user base and/or operate complex types of businesses by the PRC regulatory authorities, thus requiring BJY to perform the obligations stipulated under the Personal Information Protection Law. On June 7, 2022, the Measures on Security Assessment of Cross-Border Transfer of Data was released by the CAC, which will become effective on September 1, 2022, stipulates that before cross-border data transfer under certain circumstances, data processors shall make self-assessment of the risks, and shall apply for security assessment. These laws and regulations require, among others, that the personal information and important data generated and collected during the operations in the PRC should be stored within the PRC unless, prior to the intended data transfer, certain specified criteria have been satisfied, such as a completed official security assessment carried out by the PRC government authorities. As a personal information processor defined under the Personal Information Protection Law, while BJY does not believe current business provided in its name involves any transmission, use and exchange of information that comes under the definition of “cross-border transfer of personal information and important data” under the PRC Cybersecurity Law, BJY cannot assure you that the PRC regulatory authorities will not take a view contrary to BJY’s view, thus requiring BJY to comply with the data localization, security assessment and other requirements under these proposed laws and regulations. As its business continues to grow, there may arise circumstances where BJY engages in such cross-border transfer of personal data and/or important data, including in order to satisfy the legal and regulatory requirements, in which case BJY may need to comply with the foregoing requirements as well as any other limitations under PRC laws then applicable. Complying with these laws and requirements could cause BJY to incur substantial expenses or require BJY to alter or change its practices in ways that could harm its business. Additionally, to the extent BJY is found to be not in compliance with these laws and requirements, BJY may be subject to fines, regulatory orders to suspend its operations or other regulatory and disciplinary sanctions, which could materially and adversely affect the business, financial condition and results of operations of BJY, and upon the consummation of the Merger, of ListCo.

On December 28, 2021, the CAC, together with 12 other government authorities, jointly issued the revised Measures for Cybersecurity Review, or the Review Measures, which became effective on February 15, 2022. Pursuant to the Review Measures, in addition to “critical information infrastructure operators” who procure internet products and services that affect or may affect national security shall be subject to a cybersecurity review, any “network platform operators” carrying out data processing activities that affect or may affect national security should also be subject to the cybersecurity review requirements. The Review Measures also provide that if a “network platform operator” holding personal information of more than one million users intends to go public in a foreign country, it must apply for a cybersecurity review. In addition, the relevant PRC governmental authorities may initiate cybersecurity review if they determine certain network products, services, or data processing activities affect or may affect national security. Furthermore, on November 14, 2021, the CAC released the consultation draft of the Network Data Security Management Regulations which provide, among other things, that a data processor who processes important data or who is listed overseas shall complete an annual data security assessment either self-conducted or conducted by a data security service organization engaged, and before January 31 of each year, submit the annual data security assessment report of the previous year to the local cyberspace affairs administration department. As of the date of this proxy statement, the Network Data Security Management Regulations was released for public comment only, and no interpretation or implementation rules for this proposed regulation have been issued by the CAC or any other PRC regulatory authorities. It remains uncertain when the Network Data Security Management Regulations will be adopted and become effective and whether it will be adopted as it was initial proposed. Also, there is no further explanation or interpretation as to how to determine what constitutes “affecting national security”. Therefore, it is uncertain whether BJY would be deemed as a “critical information infrastructure operator” or a “network platform operator” or a “data processors” holding one million users’ personal information, or whether its business will be deemed to affect or may affect national security under PRC laws, thus requiring BJY to go through a cybersecurity review process. As of the date of this proxy statement, BJY has not been informed by any PRC government authorities that BJY will be deemed as a critical information infrastructure operator. It also remains uncertain whether future regulatory changes would impose additional restrictions on companies like BJY. BJY cannot predict the impact of the Review Measures and the Network Data Security Management Regulations, if any, at this stage, and BJY will closely monitor and assess any development in the rulemaking process. If the Review Measures and the enacted version of the Network Data Security Management Regulations mandate clearance of a cybersecurity review and other specific actions to be completed by China-based companies listed on a foreign stock exchange like BJY, BJY faces uncertainties as to whether such clearance can be timely obtained, or at all. As of the date of this proxy statement, BJY had not been involved in any formal investigations on cybersecurity review made by the CAC on such basis. If BJY is not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, BJY may be subject to government enforcement actions and investigations, fines, penalties, suspension of its non-compliant operations, or removal of its applications from the relevant application stores, among other sanctions, which could materially and adversely affect the business and results of operations of BJY, and upon the consummation of the Merger, of ListCo.

In November 2021, one of BJY’s applications “Cloud Classroom” was tested and considered as violated relevant regulations in collecting personal information by National App Technology Testing Platform, which is an official platform under the MIIT. Upon receipt of the notice, BJY immediately conducted thorough reviews on relevant systems and made rectifications. In February 2022, such application was listed on a notice of criticism circulated by the MIIT, which determined it violated relevant regulations in using users’ personal information and mandatorily, frequently and excessively requesting for permissions of users’ personal information. BJY reviewed its application system immediately and carried out rectification measures. The rectified application was recognized and approved by the MIIT in March 2022.

Pursuant to the PRC Personal Information Protection Law, where personal information is handled in violation of this law or personal information is handled without fulfilling personal information protection duties in accordance with the provisions, the departments fulfilling personal information protection duties and responsibilities are to order correction, confiscate unlawful income, and order the provisional suspension or termination of service provision of the application programs unlawfully handling personal information. The above-mentioned matters have neither caused the cease of any of BJY’s applications nor adversely affected BJY’s business and results of operations. As advised by BJY’s PRC legal counsel, Beijing Dentons Law Offices, LLP (“Dentons”), based on the rectification measures BJY has adopted and the confirmations received from the relevant authorities, the likelihood that it will be subject to further administrative punishment in the future due to the above-mentioned matters is remote. BJY believes the measures it takes with respect to personal information protection are consistent with industry practice.

BJY also continues to see jurisdictions imposing data localization laws, which require personal information, or certain subcategories of personal information to be stored in the jurisdiction of origin. These regulations may inhibit its ability to expand into those markets or prohibit it from continuing to offer services in those markets without significant additional costs.

The uncertainty and changes in the requirements of multiple jurisdictions may increase the cost of compliance, delay or reduce demand for its services, restrict its ability to offer services in certain locations, impact its customers’ ability to deploy its solutions in certain jurisdictions, or subject BJY to claims and litigation from private actors and investigations, proceedings, and sanctions by data protection regulators, all of which could harm its business, financial condition and operating results. Additionally, although BJY endeavors to have its products and platform comply with applicable laws and regulations, these and other obligations may be modified, they may be interpreted and applied in an inconsistent manner from one jurisdiction to another, and they may conflict with one another, other regulatory requirements, contractual commitments or its practices. BJY also may be bound by contractual obligations relating to its collection, use and disclosure of personal, financial and other data or may find it necessary or desirable to join industry or other self-regulatory bodies or other privacy, cybersecurity or data protection-related organizations that require compliance with their rules pertaining to privacy and data protection.

BJY expects that there will continue to be new proposed laws, rules of self-regulatory bodies, regulations and industry standards concerning privacy, data protection and information security in the PRC and other jurisdictions, and it cannot yet determine the impact that such future laws, rules, regulations and standards may have on its business. Moreover, existing PRC cybersecurity and data protection-related laws and regulations are evolving and subject to potentially differing interpretations, and various legislative and regulatory bodies may expand current or enact new laws and regulations regarding privacy, cybersecurity and data protection-related matters. Because global laws, regulations and industry standards concerning privacy, cybersecurity and data protection have continued to develop and evolve rapidly, it is possible that BJY or its products or platform may not be, or may not have been, compliant with each such applicable law, regulation and industry standard and compliance with such new laws or to changes to existing laws may impact its business and practices, require BJY to expend significant resources to adapt to these changes, or to stop offering its products in certain countries. These developments could adversely affect the business, operating results and financial condition of BJY, and upon the consummation of the Merger, of ListCo.

Further, in many cases BJY relies on the data processing, privacy, data protection and cybersecurity practices of its suppliers and contractors, including with regard to maintaining the confidentiality, security and integrity of data. If BJY fails to manage its suppliers or contractors or their relevant practices, or if its suppliers or contractors fail to meet any requirements with regard to data processing, privacy, data protection or cybersecurity required by applicable legal or contractual obligations that BJY faces (including any applicable requirements of its clients), it may be liable in certain cases. BJY may face difficulties in binding its suppliers and contractors to these agreements and otherwise managing their relevant practices, which may subject BJY, or upon the consummation of the Merger, ListCo to claims, proceedings and liabilities.

Any failure or perceived failure by BJY, or upon the consummation of the Merger, by ListCo, its products or its platform to comply with new or existing PRC or other cybersecurity or data protection laws, regulations, policies, industry standards or legal obligations, any failure to bind its suppliers and contractors to appropriate agreements or to manage their practices or any systems failure or security incident that results in the unauthorized access to, or acquisition, release or transfer of, personally identifiable information or other data relating to customers or individuals may result in governmental investigations, inquiries, enforcement actions and prosecutions, private claims and litigation, fines and penalties, adverse publicity or potential loss of business.

BJY currently does not have insurance coverage covering all risks related to its business and operations. BJY’s lack of adequate D&O insurance may also make it difficult for it to retain and attract talented and skilled directors and officers.

BJY does not maintain insurance policies covering all of its business risks, such as risks relating to properties, receivables and public liability etc. BJY cannot assume that the insurance coverage it currently has would be sufficient to cover its potential losses. In the event there is any damage to any assets or incidents for which BJY does not have sufficient insurance coverage, if at all, BJY would have to pay for the difference itself where BJY’s or upon consummation of the Merger, ListCo’s cash flow and liquidity could be negatively affected.

As of the date of this proxy statement, BJY has not obtained directors and officers liability insurance, or D&O insurance for its directors and officers. In the future, BJY, or upon consummation of the Merger, ListCo may be subject to additional litigation, including potential class action and stockholder derivative actions. Risks associated with legal liability are difficult to assess and quantify, and their existence and magnitude can remain unknown for significant periods of time. Without adequate D&O insurance, the amounts BJY, or upon consummation of the Merger, ListCo would pay to indemnify its officers and directors should they be subject to legal action based on their service to it could have a material adverse effect on the financial condition, results of operations and liquidity. Furthermore, BJY’s lack of adequate D&O insurance may make it difficult for it to retain and attract talented and skilled directors and officers, which could adversely affect its business.

Negative publicity about BJY, its services, operations and its management may adversely affect the reputation and business of BJY, or upon the consummation of the Merger, of ListCo.

BJY, or upon the consummation of the Merger, ListCo may, from time to time, receive negative publicity, including negative internet and blog postings about its company, its business, its management or its services. Certain of such negative publicity may be the result of malicious harassment or unfair competition acts by third parties. It may even be subject to government or regulatory investigation as a result of such third-party conduct and may be required to spend significant time and incur substantial costs to defend itself against such third-party conduct, and it may not be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Its brand and reputation may be materially and adversely affected as a result of any negative publicity, which in turn may cause BJY, or upon the consummation of the Merger, ListCo to lose market share, customers and other third parties with which it conducts business.

BJY, or upon the consummation of the Merger, ListCo may require additional capital to support its business, and this capital might not be available on acceptable terms, if at all.

BJY, or upon the consummation of the Merger, ListCo intends to continue to make investments to support its business and may require additional funds. In particular, it may seek additional funds to develop new products and enhance its platform and existing products, expand its operations, including its sales and marketing organizations and its presence outside of China, improve its infrastructure or acquire complementary businesses, technologies, services, products and other assets. Accordingly, BJY, or upon the consummation of the Merger, ListCo may need to engage in equity or debt financings to secure additional funds. If it raises additional funds through future issuances of equity or convertible debt securities, its shareholders could suffer significant dilution.

BJY is in the process of discussing with certain potential investors regarding a potential private investment in public equity (“PIPE”) investment in ListCo upon or following the Closing, the terms of which are still subject to ongoing negotiation. The total number of shares to be issued by ListCo in such PIPE financing is expected to not exceed 15% of the ListCo’s total outstanding shares and shares subject to outstanding warrants immediately following the Closing (on a fully diluted and as converted basis and taking into account such PIPE financing). In addition, Mr. Gangjiang Li intends to subscribe, through entities directly or indirectly beneficially owned by him, for 20% of the shares to be issued in such PIPE financing. If such PIPE financing is consummated, the ListCo’s shareholders will experience dilution as a result.

Any new equity securities ListCo issues could have rights, preferences and privileges superior to holders of its equity securities currently issued and outstanding. Any debt financing that BJY, or upon the consummation of the Merger, ListCo may secure in the future could involve restrictive covenants relating to its capital raising activities and other financial and operational matters, which may make it more difficult for BJY to obtain additional capital and to pursue business opportunities. BJY, or upon the consummation of the Merger, ListCo may not be able to obtain additional financing on terms favorable to it, if at all. If BJY, or upon the consummation of the Merger, ListCo is unable to obtain adequate financing or financing on terms satisfactory to it when BJY, or upon the consummation of the Merger, ListCo requires it, its ability to continue to support its business growth, scale its infrastructure, develop product enhancements and to respond to business challenges could be significantly impaired, and the business, operating results and financial condition of BJY, or upon the consummation of the Merger, of ListCo may be adversely affected.

Heightened tensions in international relations, particularly between the United States and China, may adversely impact the business, financial condition, and results of operations of BJY.

Recently there have been heightened tensions in international relations, particularly between the United States and China, but also as a result of the war in Ukraine and sanctions on Russia. These tensions have affected both diplomatic and economic ties among countries. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between the major economies. The existing tensions and any further deterioration in the relationship between the United States and China may have a negative impact on the general, economic, political, and social conditions in both countries and, given BJY’s reliance on the Chinese market, adversely impact the business, financial condition, and results of operations of BJY, and after consummation of the Merger, of ListCo.

BJY’s business is subject to the risks of earthquakes, fire, floods, pandemics and other natural catastrophic events, and to interruption by man-made problems such as power disruptions, computer viruses, data security breaches or terrorism.

A significant natural disaster, such as an earthquake, fire, flood or pandemic, occurring at one of BJY’s headquarters, at one of its other facilities or where a business partner is located could adversely affect its business, operating results and financial condition. Further, if a natural disaster or man-made problem were to affect its service providers, this could adversely affect the ability of its customers to use its products and platform. In addition, natural disasters and acts of terrorism could cause disruptions in its or its customers’ businesses, national economies or the world economy as a whole, as is the case currently due to the COVID-19 pandemic. BJY also relies on its network and third-party infrastructure and enterprise applications and internal technology systems for its engineering, sales and marketing, and operating activities. Although BJY maintains incident management and disaster response plans, in the event of a major disruption caused by a natural disaster or man-made problem, it may be unable to continue its operations and may endure system interruptions, reputational harm, delays in its development activities, lengthy interruptions in service, breaches of data security and loss of critical data, any of which could adversely affect its business, operating results and financial condition.

In addition, computer malware, viruses and computer hacking, fraudulent use attempts and phishing attacks have become more prevalent in BJY’s industry, have occurred on its platform and have impacted some of its services providers in the past and may occur on its platform in the future. Any failure to maintain performance, reliability, security, integrity and availability of its products and technical infrastructure, including third-party infrastructure and services upon which BJY relies, may give rise to litigation, consumer protection actions, or harm to its reputation, and as a result, may hinder its ability to retain existing customers and attract new customers.

Risks Related to the Corporate Structure of BJY

If the PRC government deems that the contractual arrangements in relation to the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, BJY, or upon the consummation of the Merger, ListCo could be subject to severe penalties or be forced to relinquish its interests in those operations.

The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Specifically, subject to undertakings for opening telecommunication industries made by China for joining WTO, foreign investors are not allowed to own more than a 50% equity interest in any PRC company engaging in value-added telecommunications businesses, except for those in a few categories, such as e-commerce, domestic multiparty communication, storage-and-forward, and call center services according to the Special Administrative Measures for Foreign Investment Access (Negative List) (Edition 2021) effective on January 1, 2022, which may be amended, supplemented or otherwise modified from time to time, or the Negative List. It’s further required under the currently effective Provisions on the Administration of Foreign Invested Telecommunications Enterprises, or the FITE Regulations that the primary foreign investor must also have experience and a good track record in providing value-added telecommunications services, or VATS, overseas. The FITE Regulations was recently amended on April 7, 2022 and has become effective since May 1, 2022, among which, the previous requirement on the primary foreign investor’s experience and good track record has been cancelled. However, this modification is relatively new, uncertainties still exist in relation to its interpretation and implementation.

Because BJY is an exempted company incorporated in the Cayman Islands, BJY is classified as a foreign enterprise under PRC laws and regulations, and its subsidiaries in the PRC are foreign-invested enterprises, or FIEs. As its current business and business plan to operate are deemed as kinds of VATS which are subject to restrictions or prohibitions, while its FIEs may not be eligible to operate VATS business in China according to above mentioned restrictions, BJY conducts its business in China through its VIE. Given that the telecommunication authorities generally implement look-through approach for the supervision of the value-added telecommunications license, there are risks that BJY may be required by the telecommunication authorities to re-apply for value-added telecommunications license in accordance with the FITE Regulations, which could adversely affect its business, operating results and financial condition. BJY has, through its Beijing WFOE, entered into a series of contractual arrangements, including Exclusive Technical and Consulting Services Agreement, Powers of Attorney, Exclusive Option Agreements and Equity Interest Pledge Agreements, as amended and restated, with its VIE, as well as its shareholders. These contractual arrangements entered into with its VIE allow BJY to (i) exercise effective control over the VIE, (ii) receive substantially all of the economic benefits of the VIE, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, BJY has control over and are the primary beneficiary of the VIE and hence consolidate its financial results as the VIE under U.S. GAAP.

BJY believes that its corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Dentons is of the view that the contractual arrangement in relation to the VIE and all of the contracts among Beijing WFOE, the VIE and the shareholders of the VIE are valid and binding in accordance with its terms. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the PRC Foreign Investment Law, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry, there can be no assurance that the PRC government authorities, such as the Ministry of Commerce of the People’s Republic of China, or the MOFCOM, or the MIIT or other authorities that regulate internet content providers and other participants in the telecommunications industry, would agree that BJY’s corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

In addition, BJY’s founder, chief executive officer and chairman owns the majority of the voting shares of BJY. BJY’s founder, chief executive officer and chairman along with a small number of other employees, together the nominee shareholders, own the majority of the voting shares of the VIE respectively. The enforceability, and therefore the benefits, of the contractual agreements between BJY and the VIE depend on these individuals enforcing the contracts. There is a risk that the benefits of ownership between BJY and the VIE may not be aligned in the future. Given the significance and importance of the VIE, there would be a significant negative impact to BJY if these contracts were not enforced. The fact that there are currently more than 20 shareholders and holders of warrants in the VIE (all of which have entered into the VIE Contracts) further hightens this risk.

If BJY’s corporate structure and contractual arrangements are deemed by the MIIT or the MOFCOM or other regulators having competent authority to be illegal, either in whole or in part, BJY may lose control of the VIE and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that BJY can achieve this without material disruption to its business. Further, if its corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking BJY’s business and operating licenses;

•	levying fines on BJY;

•	confiscating any of BJY’s income that they deem to be obtained through illegal operations;

•	restricting BJY’s right to collect revenues;

•	shutting down BJY’s services;

•	discontinuing or restricting BJY’s operations in China;

•	imposing conditions or requirements with which BJY may not be able to comply;

•	requiring BJY to change its corporate structure and contractual arrangements;

•	restricting or prohibiting BJY’s use of the proceeds from overseas offering to finance the VIE’s business and operations; and

•	taking other regulatory or enforcement actions that could be harmful to BJY’s business.

Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to BJY’s corporate structure and contractual arrangements. Occurrence of any of these events could adversely affect its business, operating results and financial condition. In addition, if the imposition of any of these penalties or requirement to restructure its corporate structure causes BJY to lose the rights to direct the activities of the VIE or its right to receive its economic benefits, BJY, or upon the consummation of the Merger, ListCo would no longer be able to consolidate the financial results of such VIE in its consolidated financial statements.

BJY relies on contractual arrangements with the VIE and the shareholders of the VIE to operate its business, which may not be as effective as equity ownership in providing operational control and could adversely affect its business, operating results and financial condition.

BJY relies on contractual arrangements with the VIE and the shareholders of the VIE to operate its business in the PRC. These contractual arrangements may not be as effective as equity ownership in providing BJY with control over the VIE. If the VIE or the shareholders of the VIE fail to perform their respective obligations under these contractual arrangements, its recourse to the assets held by the VIE is indirect and BJY may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. The fact that there are currently more than 20 shareholders and holders of warrants in the VIE (all of which have entered into the VIE Contracts) further hightens this risk. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in the VIE, including such equity interest, may be put under court custody. As a consequence, BJY cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest. In addition, though BJY has entered into equity interest pledge agreements with the shareholders of the VIE, its remedies under the equity interest pledge agreements are primarily intended to help BJY collect debts owed to BJY by the VIE or the shareholders of the VIE under the contractual arrangements and may not help BJY in acquiring the assets or equity of the VIE.

All the agreements under BJY’s contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions. As a result, uncertainties in the PRC legal system could limit its ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how such contractual arrangements should be interpreted or enforced under PRC laws. Significant uncertainties exist regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that BJY is unable to enforce these contractual arrangements, or if BJY suffers significant delay or other obstacles in the process of enforcing these contractual arrangements, BJY may not be able to exert effective control over the VIE and relevant rights and licenses held by it which BJY, or upon the consummation of the Merger, ListCo requires in order to operate its business, and its ability to conduct its business may be adversely affected.

The arbitration provisions under these contractual arrangements have no effect on the rights of BJY’s shareholders to pursue claims against BJY under U.S. federal securities laws.

BJY’s ability to enforce the equity interest pledge agreements among Beijing WFOE, the VIE and each shareholder of the VIE may be subject to limitations based on PRC laws and regulations.

Pursuant to the equity interest pledge agreements among Beijing WFOE, the VIE and each shareholder of the VIE, such shareholder pledges all of his or her equity interests in the VIE to Beijing WFOE to secure the performance by the VIE and its shareholders of their respective obligations under the applicable contractual agreements.

As of the date of this proxy statement, the pledge of the equity interests in the VIE has not been completed and the equity interest pledge under the equity interest pledge agreements has not been registered with local Administration for Market Regulation although the equity interest pledge agreements have been executed. Under the PRC Civil Code, when a pledgor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sale of the pledged equity. The PRC Civil Code further provides that the registration is necessary to create security interest on the shares of a PRC company limited by shares, which means that before the equity interest pledge is duly registered, such pledge is unenforceable even though the relevant equity interest pledge agreement is binding. Prior to the completion of the registration, BJY may not be able to successfully enforce the equity interest pledges against any third parties who have acquired the equity interests in good faith in the VIE.

The shareholders of the VIE may have potential conflicts of interest with BJY, which could adversely affect its business, operating results and financial condition.

The interests of the shareholders of the VIE in their capacities as such shareholders may differ from the interests of BJY as a whole, as what is in the best interests of the VIE, including matters such as whether to distribute dividends or to make other distributions to fund its offshore requirement, may not be in the best interests of its company. There can be no assurance that when conflicts of interest arise, any or all of these shareholders will act in the best interests of its company or those conflicts of interest will be resolved in its favor. In addition, these shareholders may breach or cause the VIE to breach or refuse to renew the existing contractual arrangements with BJY. Since there is a considerable number of shareholders (more than 20) of the VIE including some shareholders who are concurrently holding (via themselves or their respective affiliate(s)) outstanding warrants to subscribe for BJY Shares, there is a heightened risk of one or more shareholders of the VIE breaching or causing the VIE to breach or refusing to renew the existing contractual arrangements with BJY, and we may not be able to obtain consent and cooperation from all the shareholders in further actions with respect to the VIE, such as the transfer of equity interests in the VIE to our designee. Also see "The outstanding warrants to subscribe for BJY Shares held by certain investors of BJY may not ultimately be exercised for BJY Shares. In the event of non-exercise of such warrants, the shareholding structure of BJY, and upon the consummation of the Merger, of ListCo, may be affected and there may be a negative impact on the financial condition of BJY, and upon the consummation of the Merger, of ListCo." beginning on page 50.

Currently, BJY does not have arrangements to address potential conflicts of interest the shareholders of the VIE may encounter in their capacity as the shareholders of the VIE, on the one hand, and as beneficial owners of BJY, on the other hand. BJY, however, could, at all times, exercise its option under the exclusive option agreement to cause them to transfer all of their equity ownership in the VIE to its WFOEs or an entity or individual designated by BJY as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, BJY could also, in the capacity of attorney-in-fact of the then existing shareholders of the VIE as provided under the power of attorney agreements, directly appoint new directors of the VIE. BJY relies on the shareholders of the VIE to comply with PRC laws and regulations, which protect contracts and provide that directors and executive officers owe a duty of loyalty to its company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to its best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If BJY cannot resolve any conflicts of interest or disputes between it and the shareholders of the VIE, BJY may have to rely on legal proceedings, which could result in disruption of its business and subject it to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that the VIE owes additional taxes, which could adversely affect the business, operating results and financial condition of BJY, or upon the consummation of the Merger, of ListCo.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. BJY may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among its WFOEs, the VIE and the shareholders of the VIE were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, regulations and rules, and adjust their income in the form of a transfer pricing adjustment, which could increase their PRC tax liabilities and its overall tax liabilities. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by BJY’s WFOEs or the VIE for PRC tax purposes, which could in turn increase their tax liabilities without reducing their tax expenses. In addition, if its WFOEs requests the shareholders of the VIE to transfer their equity interests in the VIE at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject the relevant subsidiary to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on its WFOEs and VIE for adjusted but unpaid taxes according to applicable regulations. The financial position of BJY, or upon the consummation of the Merger, of ListCo could be materially and adversely affected if the tax liabilities of its WFOEs and VIE increase, or if they are required to pay late payment fees and other penalties.

BJY may lose the ability to use and enjoy assets held by the VIE that are material to the operation of its business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

The VIE holds substantially all of BJY’s assets in China. Under the contractual arrangements, the VIE may not and the shareholders of the VIE may not cause it to, in any manner, sell, transfer, mortgage or dispose of its assets or its legal or beneficial interests in the business without its prior consent. However, in the event that the shareholders of the VIE breach these contractual arrangements and voluntarily liquidate the VIE, or the VIE declares bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without its consent, BJY may be unable to continue some or all of its business activities or otherwise benefit from the assets held by the VIE, which could adversely affect its business, operating results and financial condition. If the VIE undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering its ability to operate its business, which could adversely affect the business, operating results and financial condition of BJY, and upon the consummation of the Merger, of ListCo.

Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law, and its enactment could adversely affect the business, operating results and financial condition of BJY, or upon the consummation of the Merger, of ListCo.

The MOFCOM published a discussion draft of the proposed Foreign Investment Law (2015), or the 2015 Draft, in January 2015 aiming to, upon its enactment, replace the major existing laws and regulations governing foreign investment in China. In December 2018, the Standing Committee of the National People’s Congress, or the SCNPC published the draft Foreign Investment Law (2018), which was further amended and published in January 2019, as a second draft for comment. In March 2019, a new draft of Foreign Investment Law was submitted to the National People’s Congress for review and was approved on March 15, 2019, which came into effect recently on January 1, 2020. The Foreign Investment Law replaced the three laws on foreign investment, i.e., the Wholly Foreign-owned Enterprise Law of the PRC, the Cooperative Joint Venture Law of the PRC and the Equity Joint Venture Law of the PRC.

Pursuant to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country within China, or foreign investors, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes an FIE in China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other similar rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project in China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

The 2015 Draft introduced certain concepts for the regulation of “variable interest entity” structure, or the VIE structures, such as “actual control” and “controlling PRC companies by contracts or trusts”. However, the enacted Foreign Investment Law, as well as its implementation rules which was promulgated on December 26, 2019 and took effect on January 1, 2020, no longer mention the relevant concepts for the regulation of these variable interest entity structures. Instead, the newly promulgated Foreign Investment Law contains a catch-all provision, stating that investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council shall also be deemed as foreign investments. In consideration of the above, there are significant uncertainties as to the interpretation and implementation of such new legislation and how the control status of the VIE would be determined under the enacted Foreign Investment Law. BJY also faces uncertainties as to whether the interpretation and implementation of such new legislation or regulations promulgated in the future would mandate further actions, such as MOFCOM market entry clearance or certain restructuring of its corporate structure and operations, to be completed by companies with existing VIE structure and whether these actions can be timely completed, or at all, and its business and financial condition may be materially and adversely affected. If BJY, or upon the consummation of the Merger, ListCo is not able to obtain any approval when required, its contractual arrangements may be regarded as invalid and illegal, which could adversely affect its business, operating results and financial condition, for instance, BJY, or upon the consummation of the Merger, ListCo may not be able to (1) continue its business in China through its contractual arrangements with the VIE, (2) exert effective control over the VIE or (3) consolidate the financial results of, and receive economic benefits from the VIE under existing contractual arrangements.

In addition, BJY’s corporate governance practice may be impacted and its compliance costs could increase if the VIE was considered as FIEs under the Foreign Investment Law. For instance, the Foreign Investment Law purports to impose ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Any company found to be non-compliant with these information reporting obligations could potentially be subject to fines or administrative liabilities.

Risks Related to Doing Business in China

Changes in the political and economic policies of the PRC government could adversely affect BJY’s business, operating results and financial condition, and may result in its inability to sustain its growth and expansion strategies.

A substantial part of BJY’s operations are, and after consummation of the Merger, of ListCo will be based in the PRC and a significant portion of its revenues are and will be sourced from the PRC. Accordingly, their business, operating results and financial condition are and will be affected to a significant extent by economic, political and legal developments in the PRC.

The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China are still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past three decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on BJY and ListCo. Their business, operating results and financial condition could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to BJY and ListCo. In addition, the PRC government has implemented certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for their services and consequently adversely affect their business, operating results and financial condition, and cause the value of their securities to significantly decline or become worthless.

Furthermore, BJY, and after consummation of the Merger, ListCo, as well as the investors, face uncertainty about future actions by the PRC government that could significantly affect its financial performance and operations, including the enforceability of the VIE contractual arrangements. If future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing VIE contractual arrangements, ListCo may face substantial uncertainties as to whether it can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to adapt to any of these or similar regulatory compliance challenges could materially and adversely affect BJY’s current corporate structure and business operations.

As of the date of this proxy statement, there are no laws, regulations or other rules require BJY to obtain permission or approvals from Chinese authorities to list on U.S. exchanges, and neither BJY has received or was denied such permission. However, there is a risk that BJY will not receive or will be denied permission from Chinese authorities to list on U.S. exchanges in the future, which could significantly limit or completely hinder ListCo’s ability to offer or continue to offer the securities to investors and cause the value of the shares to significantly decline or be worthless.

BJY and ListCo may be adversely affected by the complexity, uncertainties and changes in PRC laws, rules and regulations, particularly of internet businesses. And there is a risk that the PRC government may exert more oversight and control over offerings that are conducted overseas, which could materially and adversely affect ListCo’s business and hinder its ability to offer or continue its operations, and cause the value of ListCo’s securities to significantly decline or become worthless.

A significant portion of BJY’s operations are, and after consummation of the Merger, of ListCo will be conducted in the PRC and are governed by PRC laws, rules and regulations. BJY’s WFOEs and VIE are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value in the PRC.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, the number of published decisions and the nonbinding nature of such decisions is limited, and the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published in a timely manner, or at all, and which may have a retroactive effect. As a result, BJY and ListCo may not be aware of their violation of these policies and rules until after the occurrence of the violation. Moreover, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection BJY and ListCo enjoy than in more developed legal systems. These uncertainties may impede their ability to enforce the contracts BJY and ListCo have entered into and could adversely affect their business, operating results and financial condition.

There are uncertainties regarding the enforcement of PRC laws, and rules and regulations in China can change quickly with little advance notice. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas could materially and adversely affect ListCo’s business and hinder its ability to offer or continue its operations, and cause the value of its securities to significantly decline or become worthless. For example, the Chinese cybersecurity regulator announced on July 2, 2021 that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that company’s application be removed from smartphone application stores. In December 2021, DIDI announced that it would delist from the New York Stock Exchange less than six months after its initial public offering.

The Chinese government heavily regulates the internet industry, including relevant market access restrictions and limitations on foreign investment, license and permit requirements for service providers in the internet industry. Since some of the laws, regulations and legal requirements with respect to the internet are relatively new and evolving, their interpretation and enforcement involve significant uncertainties. Because the Chinese legal system is based on written statutes, such that prior court decisions can only be cited for reference and have little precedential value, it is in many cases difficult to determine what actions or omissions may result in liabilities.

Issues, risks and uncertainties relating to China’s government regulation of the Chinese internet sector include the following.

•	BJY operates its business in China through businesses controlled through contractual arrangements rather than equity ownership due to restrictions on foreign investment in businesses related to value- added telecommunication services.

•	Uncertainties relating to the regulation of the internet business in China, including evolving licensing practices, give rise to the risk that some of BJY’s permits, licenses or operations may be subject to challenges, which may be disruptive to its business, subject us to sanctions or require BJY to increase capital, compromise the enforceability of relevant contractual arrangements, or have other adverse effects on BJY. The numerous and often vague restrictions on acceptable content in China subject BJY to potential civil and criminal liability, temporary blockage or complete shut-down of its products. For example, the State Secrecy Bureau, which is directly responsible for the protection of state secrets of all Chinese government and Chinese Communist Party organizations, is authorized to block any website or mobile applications it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the distribution of online information. In addition, the Law on Preservation of State Secrets which became effective on October 1, 2010 provides that whenever an internet service provider detects any leakage of state secrets in the distribution of online information, it should stop the distribution of such information and report to the authorities of state security and public security. As per request of the authorities of state security, public security or state secrecy, the internet service provider should delete any content on its website that may lead to disclosure of state secrets. Failure to do so on a timely and adequate basis may subject the service provider to liability and certain penalties imposed by the State Security Bureau, Ministry of Public Security or MIIT, or their respective local counterparts.

•	In addition, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council recently jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities According to Law, or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the supervision over overseas listings by China-based companies. Effective measures, such as promoting the construction of relevant regulatory systems, are to be taken to deal with the risks and incidents of China-based overseas-listed companies, cybersecurity and data privacy protection requirements and similar matters. On December 28, 2021, the CAC, together with 12 other government agencies, jointly issued the Review Measures, which became effective on February 15, 2022 requiring that, among others, the purchase of network products and services by a “critical information infrastructure operator” and the data processing activities of a “network platform operator” that affect or may affect national security shall be subject to the cybersecurity review. In addition, the relevant PRC governmental authorities may initiate cybersecurity review if they determine certain network products, services, or data processing activities affect or may affect national security. The Review Measures also provides that any “network platform operators” holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. On November 14, 2021, the CAC published the Network Data Security Management Regulations for public comments, which among others further requires that a data processor who processes important data or who is listed overseas shall complete an annual data security assessment either self-conducted or conducted by a data security service organization engaged, and before January 31 of each year, submit the annual data security assessment report of the previous year to the local cyberspace affairs administration department. Since the Review Measures, the Network Data Security Management Regulations being drafted and the Opinions remain unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities, it remains uncertain how PRC governmental authorities will regulate overseas listing in general and how BJY and ListCo will be affected. As of the date of this proxy statement, BJY has not received any notice from any authorities identifying any of its PRC subsidiaries or the VIE as a critical information infrastructure operator or requiring BJY to go through cybersecurity review or network data security review by the CAC. BJY believes that its proposed listing in the U.S. will not be affected by the Review Measures or Network Data Security Management Regulations, and its PRC operations will not be subject to cybersecurity review or network data security review by the CAC for this offering, because it is not a critical information infrastructure operator or data processing operators with personal information of more than 1 million users. There remains uncertainty, however, as to how the Review Measures and the Network Data Security Management Regulations will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretations related to the Review Measures and the Network Data Security Management Regulations. If the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that BJY and ListCo obtain their approvals for BJY and ListCo’s future offshore offerings, BJY and ListCo may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder their ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting their operations could cause the value of ListCo’s securities to significantly decline. Therefore, investors of ListCo face potential uncertainty from actions taken by the PRC government affecting its business.

Due to the increasing popularity and use of the internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the internet or other online services covering issues such as user privacy, cybersecurity, data protection, pricing, content, copyrights, distribution, antitrust and characteristics and quality of products and services. The adoption of additional laws or regulations may impede the growth of the internet or other online services, which could, in turn, decrease the demand for BJY’s products and services and increase its cost of doing business. The interpretation and application of existing PRC laws, regulations and policies, the stated positions of relevant PRC government authorities and possible new laws, regulations or policies have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including its business.

The Chinese government exerts substantial influence over the manner in which BJY must conduct its business, and may intervene or influence its operations at any time, which could result in a material change in its operations, significantly limit or completely hinder ListCo’s ability to offer or continue to offer securities to investors, and cause the value of the ordinary shares to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. BJY’s ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on its part to ensure its compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require BJY to divest itself of any interest it then holds in Chinese properties.

As such, BJY’s business is subject to various government and regulatory interferences. BJY could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. BJY may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. BJY’s operations, and after consummation of the Merger, ListCo’s operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry, which could result in a material change in its operation and the value of the ordinary shares.

Furthermore, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas, although BJY is currently not required to obtain permission from any of the PRC federal or local government authorities and has not received any denial to list on the U.S. exchange, it is uncertain when and whether BJY will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded, which could significantly limit or completely hinder ListCo’s ability to offer or continue to offer its securities to investors and cause the value of its shares to significantly decline or be worthless.

BJY may be required to obtain and maintain permits, filings and licenses to operate its business in China.

BJY’s business activities mainly include offering real-time engagement products that enable interactions through audio, video or message within mobile applications, which may be regarded as value-added telecommunications services under the Catalog of Telecommunications Business, or the Catalog, which was recently revised and promulgated on June 6, 2019. Considering the products BJY offers and the way its services are provided to its customers, BJY was of the view that its business activities fit into domestic multi-party communication services and information services under the Catalog. BJY is required to obtain the value-added telecommunication business operation licenses with service scope for provision of domestic multi-party communication services, or the DMPC license, and for provision of information services, or the IS license. Nanjing Baijiayun Technology Co., Ltd. has obtained the DMPC license with national coverage on December 3, 2019. The VIE, Nanjing Baijiayun Technology Co., Ltd., Wuhan Baijiashilian Technology Co., Ltd. and Guizhou Baijiayun Technology Co., Ltd. have obtained the IS licenses. However, the video cloud industry is still at a nascent stage of development and the laws and regulations regarding licenses for value added telecommunication services in the PRC are continuously evolving. Though the above licenses have already been obtained to minimize the risk arising from the PRC regulator’s different interpretation and enforcement on relevant laws, rules and regulations, it is possible that the businesses described in the Catalog, along with other relevant rules and regulatory requirements for the licenses, may further be interpreted and applied in a manner that is inconsistent with BJY’s understanding above, which means that BJY may be required by the PRC regulators to update its existing licenses or to obtain additional licenses under the current Catalog, or under future laws, rules and regulations applicable to its business as promulgated and amended from time to time.

Currently, BJY holds two internet mobile applications, named “Cloud Classroom” and “Cloud Live”. According to the introduction of “Cloud Classroom” in the APP Store, it is an interactive live streaming tool that focuses on the education and training industry, helping customers in such industry to quickly develop online live courses business. The PRC Administrative Measures on Filing of Educational Mobile Apps requires the operators of educational mobile applications to file such application with competent provincial regulatory authorities. However, there is no specific punishment towards operators who fail to file such applications. BJY did not complete the filing of its operating applications as it does not deem its applications as educational mobile applications. Based on the recent verbal consultations with competent authorities, BJY’s applications would not be regarded as educational mobile applications, and thus, BJY is not required to file these applications with competent authorities. As of the date of this proxy statement, BJY confirmed that it has never been interviewed, criticized, or included in the blacklist of educational mobile application operators by PRC government authorities due to its lack of filing of educational mobile applications. Pursuant to the Administrative Measures for the Graded Protection of Information Security, entities operating information systems shall determine the security protection grade of the information system pursuant to the Measures for the Graded Protection of Information Security and the Guidelines for Grading of Classified Protection of Cyber Security, and report such grade to the relevant department for examination and approval. Pursuant to the PRC Cybersecurity Law, if network operators do not perform cybersecurity protection duties of classified protection of cybersecurity, the competent authorities shall order the operator to make correction and give warnings. BJY obtains several information systems, however, it only obtained the Information System Security Level Protection Record Certificate for its “Cloud Classroom” system. As of the date of this proxy statement, BJY confirmed that it has never been warned, or ordered to make correction due to its lack of filing of the information systems.

Though the lack of filing of educational mobile applications and information systems has not affected BJY’s business and results of operations at current stage, it is possible that the laws, rules and regulations may further be interpreted and applied in a manner that is inconsistent with understanding above, or be promulgated and amended from time to time, which could adversely affect the business operations of BJY, or upon consummation of the Merger, ListCo in the future.

BJY and ListCo will continuously assess the need to obtain and renew permits, filings and licenses to operate their business, closely consult the supervisory authority having jurisdiction over BJY and ListCo, and follow their guidance in a timely manner to ensure they run their business legally. However, BJY and ListCo may fail, on acceptable terms and in a timely manner, or at all, to obtain, maintain or update the permits, filings and licenses they may need to operate and expand their business from time to time and as required by the supervisory authorities. Business operations without proper permits, filings and licenses may subject BJY and ListCo to administrative penalties by relevant PRC regulators with measures including fines, and in very extreme cases, confiscation of the gains derived from the operations, being required to discontinue or restrict their operation and being placed in the credit blacklist made by the PRC regulator, and their business, operating results and financial condition could be materially adversely affected.

BJY’s contractual arrangements with the VIE are governed by the laws of the PRC and it may have difficulty in enforcing any rights it may have under these contractual arrangements.

As all of BJY’s contractual arrangements the VIE are governed by the PRC laws and provide for the resolution of disputes through arbitration in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. Disputes arising from these contractual arrangements will be resolved through arbitration in China, although these disputes do not include claims arising under the United States federal securities law and thus do not prevent you from pursuing claims under the United States federal securities law. The legal environment in the PRC is not as developed as in the United States. As a result, uncertainties in the PRC legal system could further limit BJY’s ability to enforce these contractual arrangements, through arbitration, litigation and other legal proceedings remain in China, which could limit BJY’s ability to enforce these contractual arrangements and exert effective control over the VIE. Furthermore, these contracts may not be enforceable in China if PRC government authorities or courts take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event BJY is unable to enforce these contractual arrangements, it may not be able to exert effective control over the VIE, and its ability to conduct its business may be materially and adversely affected.

The Regulation on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for BJY to grow through acquisitions.

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, or the SASAC, the State Administration of Taxation, or the SAT, the State Administration for Industry and Commerce, or the SAIC, the CSRC, and the State Administration of Foreign Exchange, or the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, or Circular 10, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle that is controlled by PRC domestic companies or individuals and that has been formed for the purpose of an overseas listing of securities through acquisitions of PRC domestic companies or assets using shares of such special purpose vehicles or shares held by its shareholders as considerations to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

These regulations established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex. For example, the M&A Rules require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise if (1) any important industry is concerned, (2) such transaction involves factors that have or may have impact on the national economic security or (3) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. The approval from the MOFCOM shall be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the MOFCOM when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council in August 2008 (as amended in September 2018) is triggered. In addition, the Provisions of the Ministry of Commerce on the Implementation of the Security Review System for Merger and Acquisition of Domestic Enterprises by Foreign Investors, or MOFCOM Security Review Rules, issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. BJY, and after consummation of the Merger, ListCo may grow their business in part by acquiring other companies operating in their industry. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM or other relevant governmental authorities, may delay or inhibit their ability to complete such transactions, which could affect their ability to expand their business or maintain their market share.

Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the online private education industry may adversely affect BJY’s business, financial condition, results of operations and prospect.

The regulatory environment with respect to the industry that BJY has been operating in China is changing rapidly for the past years and therefore is subject to substantial uncertainties. The PRC private education industry, especially the after-school tutoring sector, has experienced intense scrutiny and has been subject to significant regulatory changes recently. In particular, the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education jointly promulgated by the General Office of State Council and the General Office of Central Committee of the Communist Party of China on July 24, 2021, sets out a series of operating requirements on after-school tutoring institutions, including, among other things, online academic after-school tutoring institutions that have filed with the local education administration authorities will be subject to review and re-approval procedures by competent government authorities, and any failure to obtain such approval will result in the cancellation of its previous filing and internet content provider license, or the ICP license.

Since BJY’s customers operate in a broad range of industries, including private education industry, BJY is closely monitoring the evolving regulatory environment. However, its business, financial condition, results of operations and prospect may be materially and adversely affected due to restrictions on private education industry. BJY also cannot assure that there will not be any new rules or regulations in China on business regarding education sector that its customers currently operate, or such new rules and regulations will not subject its business operations to further adjustments and in the event of such changes, its business operations may be adversely impacted.

The PCAOB is currently unable to inspect ListCo’s auditor in relation to their audit work performed for ListCo financial statements and the inability of the PCAOB to conduct inspections over ListCo auditor deprives ListCo investors with the benefits of such inspections.

ListCo’s auditor which is expected to be retained by ListCo upon consummation of the Merger, the independent registered public accounting firm that issues the audit report incorporated by reference into this proxy statement, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since ListCo’s auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, ListCo’s auditor is not currently inspected by the PCAOB. As a result, ListCo and investors in the Shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of ListCo’s independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in the ListCo Ordinary Shares to lose confidence in ListCo’s audit procedures and reported financial information and the quality of ListCo financial statements.

The Shares may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect or fully investigate auditors located in China.

The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that ListCo has filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit the shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified ListCo’s auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely.

Whether the PCAOB will be able to conduct inspections of its auditor before the issuance of its financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of its, and its auditor’s, control. If the Shares are prohibited from trading in the United States, there is no certainty that ListCo will be able to list on a non-U.S. exchange or that a market for the shares will develop outside of the United States. Also, such a prohibition would significantly affect its ability to raise capital on terms acceptable to ListCo, or at all, which would have a material adverse impact on its business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then the Shares could be prohibited from trading in the United States in 2023.

PRC laws and regulations mandate complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for ListCo to make acquisitions in China.

PRC laws and regulations, such as the M&A Rules, and other relevant rules, established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. PRC laws and regulations also require certain merger and acquisition transactions to be subject to a merger control security review. In August 2011, the MOFCOM promulgated the Rules of the Ministry of Commerce on the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or MOFCOM Security Review Rules, effective from September 1, 2011, further provide that, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to a security review by the MOFCOM, the principle of substance over form should be applied and foreign investors are prohibited from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements of offshore transaction. Factors that the MOFCOM considers in its review are whether an important industry is involved, such transaction involves factors that have had or may have an impact on national economic security and such transaction will lead to a change in control of a domestic enterprise that holds a well-known PRC trademark or a time-honored PRC brand. If a business of any target company that ListCo plans to acquire falls into the ambit of security review, ListCo may not be able to successfully acquire such company. Complying with the requirements of the relevant regulations to complete any such transaction could be time- consuming, and any required approval process, including approval from the MOFCOM, may delay or inhibit its ability to complete such transactions, which could affect its ability to expand its business.

PRC regulations relating to investments in offshore companies by PRC residents may subject BJY’s PRC-resident beneficial owners, its WFOEs or the VIE to liability or penalties, limit its ability to inject capital into its WFOEs and the VIE or limit its WFOEs’ and the VIE’s ability to increase their registered capital or distribute profits.

The SAFE promulgated the Circular of the SAFE on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by the SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle”. Pursuant to SAFE Circular 37, “control” refers to the act through which a PRC resident obtains the right to carry out business operation of, to gain proceeds from or to make decisions on a special purpose vehicle by means of, among others, shareholding entrustment arrangement. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as change of shareholders of the special purpose vehicle, increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice of the SAFE on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

Mr. Gangjiang Li, Mr. Yi Ma and 11 natural persons completed the initial SAFE registration pursuant to SAFE Circular 37 in September 2021. BJY has notified substantial beneficial owners of ordinary shares who it knows are PRC residents of their filing obligation, including the obligation to complete the SAFE registration and to make updates under SAFE Circular 37. Nevertheless, BJY may not be continuously aware of the identities of all of its beneficial owners who are PRC residents. BJY does not have control over its beneficial owners and there can be no assurance that all of its PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules, and there is no assurance that the registration under SAFE Circular 37 and any amendment will be completed in a timely manner, or will be completed at all. The failure of BJY’s beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of its company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners, its WFOEs or the VIE to fines and legal sanctions. Failure to register or comply with relevant requirements may also limit its ability to contribute additional capital to its WFOEs and the VIE and limit its WFOEs’ ability to distribute dividends to its company. These risks could adversely affect its business, operating results and financial condition.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject BJY to penalties.

BJY is required under PRC laws and regulations to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of its employees up to a maximum amount specified by the local government from time to time at locations where it operates its businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. As of the date of this proxy statement, BJY has not made adequate employee benefit payments and it may be required to make up the contributions for these plans in the amount of 110% of the amount in the preceding month. If BJY fails to make or supplement contributions of social security premiums within the stipulated period, the social security premiums collection agency may enquire into the deposit accounts of the employer with banks and other financial institutions. In an extreme situation, where BJY failed to contribute social security premiums in full amount and does not provide guarantee, the social security premiums collection agency may apply to a Chinese court for seizure, foreclosure or auction of its properties of value equivalent to the amount of social security premiums payable, and the proceeds from auction shall be used for contribution of social security premiums. If BJY is subject to deposit, seizure, foreclosure or auction in relation to the underpaid employee benefits, its financial condition and results of operations may be adversely affected.

Any failure to comply with PRC regulations regarding employee equity incentive plans may subject the PRC plan participants or BJY to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in equity incentive plans in overseas non-publicly-listed companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. BJY’s directors, executive officers and other employees who are PRC residents and who have been granted options may follow SAFE Circular 37 to apply for the foreign exchange registration before its company becomes an overseas listed company. As an overseas listed company, BJY and its directors, executive officers and other employees who are PRC residents and who have been granted options are subject to the Notice of the SAFE on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, according to which, employees, directors, supervisors and other management members participating in any equity incentive plans of an overseas publicly listed company who are PRC residents are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. BJY, or upon the consummation of the Merger, ListCo is making, and will make efforts to comply with these requirements, but there can be no assurance that they can successfully register with SAFE in full compliance with the rules. Failure to complete the SAFE registrations may subject relevant participants in the share incentive plans to fines and legal sanctions and may also limit the ability to make payment under the equity incentive plans or receive dividends or sales proceeds related thereto, or its ability to contribute additional capital into its wholly- foreign owned enterprise in China and limit the wholly-foreign owned enterprise’s ability to distribute dividends to BJY. BJY also faces regulatory uncertainties that could restrict its ability to adopt additional equity incentive plans for its directors and employees under PRC law.

BJY may rely on dividends, loans and other distributions on equity paid by its principal operating subsidiaries to fund offshore cash and financing requirements. Any limitation on the ability of its PRC operating subsidiaries to make payments to BJY could adversely affect its ability to conduct its business.

BJY is a holding company and may rely on dividends, loans and other distributions on equity paid by its principal operating subsidiaries and on remittances from the VIE for its offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to its shareholders, fund inter-company loans, service any debt BJY may incur outside of China and pay its expenses. When BJY’s WFOEs or the VIE incur additional debt, the instruments governing the debt may restrict their ability to pay dividends, make loans or make other distributions or remittances to BJY. Furthermore, the laws, rules and regulations applicable to its WFOEs and the VIE permit payments of dividends only out of its retained earnings, if any, determined in accordance with applicable accounting standards and regulations.

Under PRC laws, rules and regulations, BJY’s WFOEs and the VIE are required to set aside at least 10% of their net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of their registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, its WFOEs and the VIE are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances.

Limitations on the ability of the VIE to make remittance to the wholly-foreign owned enterprise and on the ability of its subsidiaries to pay dividends to BJY could limit its ability to access cash generated by the operations of those entities, including making investments or acquisitions that could be beneficial to its businesses, paying dividends to its shareholders or otherwise funding and conducting its business.

The discontinuation of the preferential tax treatment available to BJY in China could adversely affect its business, operating results and financial condition.

Under PRC tax laws and regulations, some of BJY’s PRC subsidiaries currently benefit from a number of preferential tax treatments. For example, the modified Enterprise Income Tax Law of the PRC, effective on December 29, 2018, or the EIT Law, and its implementation rules generally impose a uniform income tax rate of 25% on all enterprises, but grant preferential treatment to “high and new technology enterprises strongly supported by the state,” or HNTEs, to enjoy a reduced enterprise tax rate of 15%. Wuhan Baijiayun Technology Co, Ltd., Beijing Deran Technology Co, Ltd., and the VIE are now qualified as HNTEs. Continued qualification as a HNTE is subject to a three-year review by the relevant government authorities in China, and in practice certain local tax authorities also require annual evaluation of the qualification. In addition to the foregoing tax benefit, some of BJY’s PRC subsidiaries obtained the certificate of Qualified Software Enterprise and some of its products have obtained software product registration certificates, based on which the relevant PRC subsidiaries enjoy certain preferential enterprise income tax and value-added tax benefits, according to relevant rules including the Notice on Value-added Tax Policies for Software Products issued by the Ministry of Finance, or the MOF, and the SAT, on October 13, 2011, the Notice on Enterprise Income Tax Policies for Further Encouraging the Development of Software and Integrated Circuit Industries issued by the MOF and the SAT on April 20, 2012, the Notice on Increasing the Proportion of Weighted Pre-tax Deduction for R&D Expenses issued by the MOF, the SAT and the Ministry of Science and Technology on September 20, 2018, and the Announcement on Enterprise Income Tax Policies for Promoting the High-Quality Development of Integrated Circuit and Software Industries issued by the MOF, the SAT, the National Development and Reform Commission, or the NDRC, and the MIIT on December 11, 2020. In the event the preferential tax treatment for BJY’s PRC subsidiaries are discontinued or are not verified by the local tax authorities, and the affected entity fails to obtain preferential tax treatments, it will become subject to the standard tax rates and policies, including the PRC enterprise income tax rate of 25%. BJY, or upon the consummation of the Merger, ListCo cannot assure you that the tax authorities will not, in the future, discontinue its preferential tax treatment, potentially with retroactive effect.

BJY and its non-PRC subsidiaries may be treated as resident enterprises for PRC tax purposes under the PRC Enterprise Income Tax Law, and it may therefore be subject to PRC income tax on its global income.

Under the modified Enterprise Income Tax Law of the PRC and its implementing rules, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise. The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese- controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups. If BJY or any of its non-PRC subsidiaries were to be considered a PRC resident enterprise, BJY or the subsidiary would be subject to PRC enterprise income tax at the rate of 25% on its or the subsidiary’s global income. In such case, its profitability and cash flow may be materially reduced as a result of its global income being taxed under the Enterprise Income Tax Law of the PRC. BJY believes that none of its entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”.

If ListCo becomes directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, ListCo may have to expend significant resources to investigate and resolve the matter, which could harm ListCo’s business operations, this Merger and its reputation, and could result in a loss of investors’ investment in its stock, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on ListCo, its business and this Merger. If ListCo becomes the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, ListCo will have to expend significant resources to investigate such allegations and/or defend itself. This situation may be a major distraction to the management. If such allegations are not proven to be groundless, ListCo and business operations will be severely hampered and investors’ investment in its stock could be rendered worthless.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no foreign securities regulator is allowed to directly conduct investigations or evidence collection activities within the PRC territory. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for a foreign securities regulator to directly conduct investigations or evidence collection activities within China may further increase the difficulties you face in protecting your interests.

There are uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.

On February 3, 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, which partially replaced and supplemented previous rules under the Notice of the SAT on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises or SAT Circular 698, issued by the SAT on December 10, 2009. Pursuant to this Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, the SAT promulgated the Announcement on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Circular 37, which was amended and became effective on June 15, 2018, and SAT Circular 698 then was repealed with effect from December 1, 2017. SAT Circular 37 also amends certain provisions in Bulletin 7, but does not touch upon other provisions of Bulletin 7, which remain in full force. SAT Circular 37, among other things, simplified procedures of withholding and payment of income tax levied on non-resident enterprises.

There is uncertainty as to the application of Bulletin 7 and SAT Circular 37. BJY faces uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in its offshore subsidiaries or investments. BJY may be subject to filing obligations or taxed if its company is transferor in such transactions, and may be subject to withholding obligations if its company is transferee in such transactions under Bulletin 7. For transfer of shares in its company by investors that are non-PRC resident enterprises, its WFOEs may be requested to assist in the filing under Bulletin 7. As a result, BJY, and after consummation of the Merger, ListCo may be required to expend valuable resources to comply with Bulletin 7 and SAT Circular 37 or to request the relevant transferors from whom it purchases taxable assets to comply with Bulletin 7 and SAT Circular 37, or to establish that it should not be taxed under Bulletin 7 and SAT Circular 37, which could adversely affect the business, operating results and financial condition of BJY, and after consummation of the Merger, ListCo.

BJY is, and after consummation of the Merger, ListCo will be subject to restrictions on currency exchange.

A substantial portion of BJY’s revenue are, and after consummation of the Merger, ListCo’s revenues will be denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans BJY may secure from its WFOEs or the VIE. Currently, BJY’s WFOEs may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to BJY, without the approval of the SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate its ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities. Since a significant amount of BJY and ListCo’s future revenues and cash flow will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit their ability to utilize cash generated in Renminbi to fund their business activities outside of the PRC or pay dividends in foreign currencies to the shareholders, and may limit their ability to obtain foreign currency through debt or equity financing for the WFOEs and the VIE.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent BJY from making loans to its WFOEs and the VIE, or to make additional capital contributions to its WFOEs.

BJY, as an offshore holding company, is permitted under PRC laws and regulations to provide funding to its WFOEs, which is treated as a foreign-invested enterprise under PRC laws, through loans or capital contributions. However, loans by BJY to its WFOEs to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to its WFOEs is subject to the requirement of making necessary filings or registrations through enterprise registration system with relevant governmental authorities in China.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015, in replacement of the Circular of the General Affairs Department of the State Administration of Foreign Exchange on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, or Circular 59, and the Circular of the SAFE on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses, or Circular 45. According to Circular 19, the flow and use of the Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for the issuance of Renminbi entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although Circular 19 allows Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that Renminbi converted from the foreign currency- denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue Renminbi entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit its ability to transfer any foreign currency BJY holds, including the net proceeds from the offering, to its WFOEs and the VIE, which may adversely affect its liquidity and its ability to fund and expand its business in the PRC.

Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, BJY is not likely to make such loans to the VIE, each a PRC domestic company. Meanwhile, BJY is not likely to finance the activities of the VIE by means of capital contributions given the potential restrictions on foreign investment in the businesses that are currently conducted by the VIE.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, BJY, or upon the consummation of the Merger, ListCo cannot assure you that it will be able to complete the necessary government registrations or obtain the necessary government approvals in a timely manner, if at all, with respect to future loans to the WFOEs or the VIE or future capital contributions by BJY, or upon the consummation of the Merger, ListCo to the WFOEs. As a result, uncertainties exist as to its ability to provide prompt financial support to its WFOEs or the VIE when needed. If BJY fails to complete such registrations or obtain such approvals, its ability to use foreign currency, including the proceeds BJY received from the offering, and to capitalize or otherwise fund its PRC operations may be negatively affected, which could materially and adversely affect its liquidity and its ability to fund and expand its business.

Risks Related to the Merger

Failure to satisfy the conditions to the Closing of the Merger on a timely basis or at all could cause delay and additional expense or prevent the Merger from occurring altogether.

The Merger Agreement contains conditions to Closing that must be fulfilled (or, as permitted by law and in accordance with the Merger Agreement, waived by the parties) in order to complete the Merger. Several of these conditions, such as obtaining shareholder approval of ListCo and ListCo remaining continuously listed on the Nasdaq, are partially or largely outside of the control and timing of BJY or ListCo and may be driven by factors unrelated to the Merger or the parties thereto. The Merger Agreement may be terminated by either party if the Closing does not occur by the Termination Date, or under other circumstances pursuant to the Merger Agreement. Should satisfaction of these conditions take longer than the parties anticipate, or if any condition is not met by the Termination Date, the parties will need to mutually agree to either postpone the Closing until all the conditions are met or to waive or amend the condition. If a Closing condition cannot be met on a timely basis, or the parties are unable to agree on a waiver or amendment, the Closing may be delayed or the Merger Agreement may be terminated, subject to the terms and conditions contained therein. There can be no assurance that the conditions to the Closing will be satisfied or waived or that the Merger will be completed. Any delay in completing the Merger could cause BJY and ListCo not to realize some or all of the benefits that the parties expect the Merger to achieve. Furthermore, the parties will fail to realize any benefits of the Merger should the Closing not occur, and in such event, each party will be subject to the go-forward risks of its respective business, potential reputational and economic harm that may result from a failure to consummate the Merger, and the economic burden of fees and expenses associated with the Merger Agreement.

In any event, any prolonged uncertainty as to whether the Merger will be consummated could lead to a material and adverse effect on the business, financial condition and results of operations of ListCo and BJY.

Certain of ListCo's directors, executive officers and major shareholders have interests in the Merger that are different from, and may potentially conflict with, ListCo's interests and the interests of its unaffiliated shareholders.

Certain of ListCo's directors, executive officers and major shareholders have interests in the Merger that may be different from, or in addition to, the interests of unaffiliated shareholders and that may create potential conflicts of interest. For example, pursuant to the terms of the Merger Agreement, ListCo's directors and executive officers may be entitled to certain continued indemnification and insurance coverage. See "Proposal I: the Merger Proposal — Interests of ListCo Directors and Executive Officers in the Merger" beginning on page 58.

BJY is not a publicly traded company and does not have a long operating history, making it difficult to determine the fair market value of BJY or the Merger consideration.

BJY’s shares are and have been privately held and are not currently traded on any public market. In addition, BJY began its operations in May 2017 and does not have a long operating history. As a result, it is difficult to determine the fair market value of BJY or of its shares. Any estimate of the fair market value of BJY or any BJY share is only an estimate and depends on multiple variables, including market activity, the impact of the Merger, and other factors, that could positively or negatively affect such values. Any change in BJY’s financial condition or results of operations may cause significant variations in the price of its shares.

The Merger consideration consists of a fixed aggregate amount of ListCo Ordinary Shares and is not adjusted before or at the Closing to account for the performance of ListCo or BJY.

The aggregate number of ListCo Ordinary Shares to be issued as Merger consideration is a fixed amount that will not be adjusted before or at the Closing (other than to reflect the economic effect of bonus share issue, share split, reverse share split, share dividend, reclassification, combination, exchange of shares, change or readjustment in change or similar event), including if the performance of ListCo's business improves or BJY’s business deteriorates in the period after the execution of the Merger Agreement and before the Closing.

The Shares would be subject to delisting from Nasdaq if ListCo is unable to achieve and maintain compliance with Nasdaq's continued listing standards. In addition, Nasdaq may not approve the initial listing application in connection with the Transactions.

It is a condition to Closing that (i) ListCo shall have remained continuously listed on the Nasdaq, (ii) ListCo's initial listing application in connection with the Transactions shall have been approved by the Nasdaq, and (iii) immediately following the Closing, ListCo will satisfy any applicable initial listing requirements of the Nasdaq. Any failure to achieve and maintain compliance with Nasdaq's continued listing standards, or the rejection of the initial listing application by the Nasdaq will result in the failure to satisfy the condition to Closing.

An initial listing application in connection with the Transactions has been submitted to Nasdaq on August 5, 2022. There can be no assurance that Nasdaq will approve the listing application. If such approval is not obtained, neither BJY nor ListCo would be required to consummate the Merger and the price of the Shares could significantly decline. Additionally, if the approval of Nasdaq of the initial listing application is not obtained, but the parties nevertheless waive the applicable closing conditions, Fuwei shareholders would be holding ListCo Class A Ordinary Shares that do not trade on an exchange. Even if the ListCo Class A Ordinary Share is listed on Nasdaq, its public market may not be liquid or ListCo may be unable to maintain the listing on Nasdaq in the future.

The trading price of the Shares is likely to be volatile, which could result in substantial losses to investors.

The trading price of the Shares is likely to be volatile. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. The market price for the Shares may be influenced by those factors discussed in this “Risk Factors” section and many others, including:

•	regulatory developments in the U.S., the PRC and foreign countries;

•	innovations or new products or solutions developed by BJY, or after consummation of the Merger, ListCo or its competitors;

•	announcements by BJY, or after consummation of the Merger, ListCo or its competitors of significant acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments;

•	achievement of expected sales and profitability;

•	variations in ListCo’s financial results or those of companies that are perceived to be similar to ListCo;

•	trading volume of the Shares, and sales of the securities by insiders and shareholders;

•	an inability to obtain additional funding;

•	change in strategy or industry trend;

•	announcements of new investments, acquisitions/dispositions, strategic partnership or joint venture by ListCo or its competitors;

•	general economic, industry and market conditions other events or factors, many of which are beyond ListCo’s control;

•	additions or departures of key personnel;

•	the ongoing and future impact of the COVID-19 pandemic and actions taken to slow its spread; and

•	intellectual property, product liability or other litigation against BJY, or after consummation of the Merger, ListCo.

For example, if after consummation of the Merger, the Board decides to conduct a material acquisition or disposition such as a disposition of the plastic films business (the possibility of such a disposition was reviewed and discussed in the process of negotiating the Transactions), this could result in the distraction of ListCo’s management and disruption of ongoing business, any of which could adversely affect the business and financial results of ListCo and trading price of the Shares. In addition, in the past, shareholders of public companies have initiated class action lawsuits against those companies following periods of volatility in the market prices of these companies’ shares. Such litigation, if instituted against ListCo, could cause it to incur substantial costs and divert management’s attention and resources, which could have a material adverse effect on ListCo’s business, financial condition and results of operations.

Substantial future sales or perceived sales of the Shares in the public market could cause the price of the Shares to decline.

Substantial future sales or perceived sales of the Shares in the public market after the Merger, or the perception that these sales could occur, could cause the market price of the Shares to decline. There were 3,265,837 ListCo Ordinary Shares issued and outstanding before the consummation of the Merger and there are no other securities of ListCo currently issued and outstanding which are exercisable or convertible into ListCo Ordinary Shares. Immediately after the consummation of the Merger, (i) ListCo Ordinary Shares will be converted into ListCo Class A Ordinary Shares and (ii) the BJY Shares and warrants to subscribe for BJY Shares will be converted into ListCo Class A Ordinary Shares, ListCo Class B Ordinary Shares or warrants to subscribe for ListCo Class A Ordinary Shares or ListCo Class B Ordinary Shares, in each case pursuant to the terms of the Merger Agreement. ListCo Class A Ordinary Shares and ListCo Class B Ordinary Shares will be with different voting powers but equal economic rights.

Assuming none of the warrants to subscribe for BJY Shares as of the date of this proxy statement has been exercised and there is no further adjustment to the capital structure of BJY, the securities issued and outstanding of ListCo immediately after the consummation of the Merger will be: (i) 29,201,849 ListCo Class A Ordinary Shares; (ii) 54,583,957 ListCo Class B Ordinary Shares; and (iii) warrants to subscribe for 17,964,879 ListCo Class A Ordinary Shares. Assuming all of the warrants to subscribe for BJY Shares as of the date of this proxy statement have been exercised and there is no further adjustment to the capital structure of BJY, the securities issued and outstanding of ListCo immediately after the consummation of the Merger will be: (i) 47,166,728 ListCo Class A Ordinary Shares; and (ii) 54,583,957 ListCo Class B Ordinary Shares.

BJY is in the process of discussing with certain potential investors regarding a potential private investment in public equity (“PIPE”) investment in ListCo upon or following the Closing, the terms of which are still subject to ongoing negotiation. The total number of shares to be issued by ListCo in such PIPE financing is expected to not exceed 15% of the ListCo’s total outstanding shares and shares subject to outstanding warrants immediately following the Closing (on a fully diluted and as converted basis and taking into account such PIPE financing). In addition, Mr. Gangjiang Li intends to subscribe, through entities directly or indirectly beneficially owned by him, for 20% of the shares to be issued in such PIPE financing. If the relevant parties reach an agreement regarding such PIPE financing, the Company will make any public disclosures in accordance with applicable law. See also "Risk Factors—Risks Related to the Business and Industry of BJY—BJY, or upon the consummation of the Merger, ListCo may require additional capital to support its business, and this capital might not be available on acceptable terms, if at all." for potential dilution relating to the PIPE financing.

Sales of shares converted from BJY Shares or warrants to subscribe for BJY Shares into the market could cause the market price of the Shares to decline.

Each party is subject to business uncertainties and contractual restrictions while the Merger is pending, which could adversely affect each party's business and operations.

In connection with the pendency of the Merger, it is possible that some customers, suppliers and other business partners with whom ListCo and/or BJY has a business relationship may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationships with ListCo or BJY, as the case may be, as a result of the Merger or otherwise, which could negatively affect ListCo's or BJY’s business, regardless of whether the Merger is completed. The pending transaction could also divert management time and resources that could otherwise have been devoted to other opportunities that may have been beneficial to BJY or ListCo.

Under the terms of the Merger Agreement, ListCo and BJY are subject to certain restrictions on the conduct of their respective businesses prior to the Closing which may adversely affect their ability to execute certain of its business strategies. Such limitations could adversely affect ListCo's or BJY’s business and operations.

Risks Related to the Ownership of the Shares

The multi-class share structure of ListCo upon consummation of the Merger with different voting rights will significantly limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of the ListCo Class A Ordinary Shares may view as beneficial.

ListCo's authorized and issued ordinary shares will be divided into ListCo Class A Ordinary Shares and ListCo Class B Ordinary Shares upon consummation of the Merger. In respect of matters requiring the votes of shareholders of ListCo, holders of ListCo Class A Ordinary Shares and ListCo Class B Ordinary Shares vote together as one class, and holders of ListCo Class A Ordinary Shares are entitled to one vote per share while holders of ListCo Class B Ordinary Shares are entitled to 15 votes per share. Each ListCo Class B Ordinary Share is convertible into one ListCo Class A Ordinary Shares at any time by the holder thereof, while ListCo Class A Ordinary Shares are not convertible into ListCo Class B Ordinary Shares under any circumstances. The third amended and restated memorandum of articles and second amended and restated articles of association of ListCo requires any ListCo Class B Ordinary Shares to be automatically converted into ListCo Class A Ordinary Shares upon, among others, a direct or indirect sale, transfer, assignment or disposition of such ListCo Class B Ordinary Shares or a direct or indirect transfer or assignment of the voting power attached to such ListCo Class B Ordinary Shares through voting proxy or otherwise, to any person or entity an affiliate of the holder of such ListCo Class B Ordinary Shares.

As of the date of this proxy statement, Jia Jia BaiJiaYun Ltd, Duo Duo International Limited and Nuan Nuan Ltd beneficially owns an aggregate of 35,935,346 BJY Shares, 22,909,788 BJY Shares and 11,068,651 BJY Shares, respectively, which account for approximately 28.49%, 18.16% and 8.77% of the issued and outstanding BJY Shares and the voting power represented by all the issued and outstanding BJY Shares. Upon consummation of the Merger, Jia Jia BaiJiaYun Ltd is expected to beneficially own 28,055,888 ListCo Class B Ordinary Shares which account for an aggregate of 48.60% of the voting power represented by all the issued and outstanding shares of ListCo, Duo Duo International Limited is expected to beneficially own 17,886,414 ListCo Class B Ordinary Shares which account for an aggregate of 30.98% of the voting power represented by all the issued and outstanding shares of ListCo, and Nuan Nuan Ltd is expected to beneficially own 8,641,655 ListCo Class B Ordinary Shares which account for an aggregate of 14.97% of the voting power represented by all the issued and outstanding shares of ListCo. Nuan Nuan Ltd and Mr. Gangjiang Li are parties to an acting in concert agreement, pursuant to which Nuan Nuan Ltd agreed to exercise its voting power as a shareholder of BJY (or following the Closing, ListCo) at the direction of Mr. Gangjiang Li. As a result, Jia Jia BaiJiaYun Ltd, Duo Duo International Limited and Nuan Nuan Ltd, as holders of ListCo Class B Ordinary Shares, will have the power to control all matters submitted to ListCo's shareholders for approval, including the election of directors, amendments of its organizational documents and any merger, consolidation, sale of all or substantially all of its assets and all other major corporate transactions.

Each of Jia Jia BaiJiaYun Ltd, Duo Duo International Limited, Nuan Nuan Ltd, Mr. Gangjiang Li and their respective ultimate beneficial owners Mr. Gangjiang Li, Ms. Xin Zhang and Mr. Yi Ma may have interests that differ from the interests of the other shareholders of ListCo and may vote the ListCo Class B Ordinary Shares directly or indirectly held by him/her/it in ways with which other shareholders may disagree or which may be adverse to such other shareholders' interests. The concentrated control over ListCo will likely exist regardless of whether and to what extent ListCo distributes to its shareholders any Shares after consummation of the Merger, and will have the effect of delaying, preventing or deterring a change in control of ListCo, could deprive its shareholders of an opportunity to receive a premium for their Shares as part of a sale of ListCo, and could have a negative effect on the market price of the Shares.

The outstanding warrants to subscribe for BJY Shares held by certain investors of BJY may not ultimately be exercised for BJY Shares. In the event of non-exercise of such warrants, the shareholding structure of BJY, and upon the consummation of the Merger, of ListCo, may be affected and there may be a negative impact on the financial condition of BJY, and upon the consummation of the Merger, of ListCo.

As of the date of this proxy statement, there are outstanding warrants held by some of BJY’s investors to subscribe for BJY Shares which represent approximately 18.24% of BJY Shares in the aggregate and are exercisable by their respective holders subject to certain conditions including the completion of overseas direct investment filings under the PRC laws, which is a prerequisite procedure for Chinese entities to make investment overseas.

We cannot guarantee that the overseas direct investment filings for all such investors who hold warrants to subscribe for BJY Shares (or upon the consummation of the Merger, for ListCo Class A Ordinary Shares) can be finally completed or all such investors will ultimately exercise their rights to subscribe for BJY Shares (or upon the consummation of the Merger, for ListCo Class A Ordinary Shares).

In the event that any of such investors fails to complete its overseas direct investment filings or otherwise decides to not exercise its warrants to subscribe for BJY Shares (or upon the consummation of the Merger, for ListCo Class A Ordinary Shares) for any reason, such investor might request BJY, or upon the consummation of the Merger, ListCo to redeem (despite there being no contractual obligation for BJY, or upon the consummation of the Merger, for ListCo to redeem) the interests in the VIE held by such investor or its affiliate(s). In such event, the shareholding structure of the VIE and BJY, and upon the consummation of the Merger, of ListCo may be affected. In addition, BJY, and upon the consummation of the Merger, ListCo may be requested to return the investment amount originally provided by such investor together with certain level of return expected by such investor to such investor or otherwise facilicate an exit by such investor (despite there being no contractual obligation for BJY or ListCo to do so), which may negatively impact the financial condition of BJY, and upon the consummation of the Merger, of ListCo.

ListCo will be a "controlled company" within the meaning of the Nasdaq Stock Market Rules upon consummation of the Merger and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

It is expected that, subject to certain assumptions, Jia Jia BaiJiaYun Ltd, Duo Duo International Limited and Nuan Nuan Ltd, as a group, will have 94.55% of the voting power represented by all the issued and outstanding shares of ListCo upon consummation of the Merger. As a result, ListCo will be a "controlled company" as defined under the Nasdaq Stock Market Rules as set forth in Listing Rule 5615, because Jia Jia BaiJiaYun Ltd, Duo Duo International Limited and Nuan Nuan Ltd, as a group, will own more than 50% of ListCo's total voting power. For so long as ListCo remains a controlled company, it will be permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of its board of directors must be independent directors or that it has to establish a nominating committee and a compensation committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

ListCo may be a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to United States investors in the Shares.

Generally, ListCo will be a "passive foreign investment company," or PFIC, if, in the case of any particular taxable year, either (1) 75.0% or more of its gross income for such year consists of certain types of passive income, or (2) 50.0% or more of the average quarterly value of ListCo's assets during such year produce or are held for the production of passive income. The determination of whether ListCo is a PFIC will depend on the particular facts and circumstances (such as the valuation of our assets, including goodwill and intangible assets, and the composition of our income. In addition, pursuant to the "change of business exception" a corporation that would otherwise be a PFIC for a taxable year is not treated as a PFIC for such year if (1) neither the corporation nor any of its predecessors was a PFIC for any prior taxable year, (2) either substantially all of the passive income for the taxable year is attributable to proceeds from the disposition of an active trade or business or substantially all of the passive assets on each measuring date are attributable to proceeds from such a disposition and (3) the corporation reasonably does not expect to be a PFIC and is not a PFIC for either of the first two taxable years following the relevant taxable year.

ListCo has not performed a definitive analysis as to ListCo’s PFIC status for its 2022 taxable year, including whether it would qualify for the “change of business exception”, and ListCo provides no assurance that it will make a determination as to its PFIC status for the current taxable year or any future taxable year. Further, since there is little administrative or judicial authority on which to rely to make a determination of PFIC status (including the availability of the “change of business exception”), the tests for determining PFIC status are applied annually after the close of the taxable year, and it is difficult to accurately predict future income and assets relative to this determination, there can be no assurance with respect to ListCo’s PFIC status for its current taxable year or any future taxable year. If ListCo is a PFIC in any taxable year, a U.S. Holder may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of the Shares and on the receipt of distributions on the Shares to the extent such gain or distribution is treated as an "excess distribution" under the United States federal income tax rules, and such holders may be subject to burdensome reporting requirements. Further, if ListCo is a PFIC for any year during which a United States Holder holds the Shares, ListCo generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the Shares. Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to the Shares.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because ListCo is incorporated under Cayman Islands law.

ListCo is an exempted company incorporated under the laws of the Cayman Islands with limited liability. ListCo's corporate affairs are governed by its amended and restated memorandum and articles of association (or the third amended and restated memorandum of association and the second amended and restated articles of association of ListCo upon consummation of the Merger), the Cayman Companies Act and the common law of the Cayman Islands. The rights of ListCo shareholders to take action against ListCo and its directors, actions by minority shareholders and the fiduciary duties of ListCo directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the English common law, which are generally of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of ListCo shareholders and the fiduciary duties of ListCo directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances, recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Shareholders of Cayman Islands exempted companies like ListCo have no general rights under Cayman Islands law to inspect corporate records (other than the amended and restated memorandum and articles of association, the register of mortgages and charges, and copies of any special resolutions passed by its shareholders) or to obtain copies of lists of shareholders of these companies. ListCo directors have discretion under its amended and restated memorandum and articles of association (or the third amended and restated memorandum of association and the second amended and restated articles of association of ListCo upon consummation of the Merger), to determine whether or not, and under what conditions, ListCo's corporate records may be inspected by its shareholders, but are not obliged to make them available to ListCo shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. If ListCo chooses to follow its home country practice in the future, ListCo shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have greater difficulty in protecting their interests in the face of actions taken by ListCo's management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

After consummation of the Merger, ListCo's corporate structure, together with applicable law, may impede ListCo shareholders from asserting claims against BJY and its principals.

Almost all of BJY’s operations and records, and all of its senior management are located in China. Shareholders of companies such as ListCo have limited ability to assert and collect on claims in litigation against ListCo's PRC subsidiaries, which will include BJY upon consummation of the Merger, and their principals. In addition, China has very restrictive secrecy laws that prohibit the delivery of many of the financial records maintained by a business located in China to third parties absent PRC government's approval. Since discovery is an important part of proving a claim in litigation, and since most if not all of BJY’s records will be in China, PRC secrecy laws could frustrate efforts to prove a claim against BJY or its management. In addition, in order to commence litigation in the United States against an individual such as an officer or director, that individual must be served. Generally, service requires the cooperation of the country in which a defendant resides. China has a history of failing to cooperate in efforts to affect such service upon PRC citizens in China.

Upon consummation of the Merger, ListCo will be a foreign private issuer within the meaning of the rules under the Exchange Act, and as such it will be exempt from certain provisions applicable to U.S. domestic public companies.

Upon consummation of the Merger, ListCo is expected to qualify as a foreign private issuer under the Exchange Act, and exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD promulgated by SEC.

ListCo will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. However, the information ListCo will be required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

ListCo will continue to be an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

Upon consummation of the Merger, ListCo is expected to qualify as an "emerging growth company" pursuant to the JOBS Act. Therefore, it may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company's internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, if ListCo elects not to comply with such reporting and other requirements, in particular the auditor attestation requirements, ListCo's investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. ListCo is expected to not "opt out" of such exemptions afforded to an emerging growth company. As a result of this election, ListCo's financial statements may not be comparable to companies that comply with public company effective dates.

ListCo will not pay dividends for the foreseeable future, investors must rely on price appreciation of the Shares for return on their investment.

ListCo has not paid any dividends on the Shares for the last five years. ListCo currently anticipates that it will retain future earnings for the development, operation and expansion of its business and does not anticipate declaring or paying any cash dividends for the foreseeable future. In addition, the terms of any future debt agreements may preclude ListCo from paying dividends.

The Board has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, ListCo’s shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by the directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or its share premium account of ListCo, provided that in no circumstances may a dividend be paid if this would result in ListCo being unable to pay its debts as they fall due in the ordinary course of business. Even if the Board decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on ListCo’s future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received by ListCo from its subsidiaries, its financial condition, contractual restrictions and other factors deemed relevant by the Board. Accordingly, the return on the investment in the Shares will depend on any future price appreciation of the Shares. There is no guarantee that the Shares will appreciate in value after the Merger or even maintain the price at which investors purchased the Shares. Investors may not realize a return on the investment in the Shares and investors may even lose their entire investment in the Shares.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about ListCo’s business, the market price for the Shares and trading volume could decline.

The trading market for the Shares will depend in part on the research and reports that securities or industry analysts publish about ListCo, its business, market or its competitors. To its knowledge, ListCo does not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of ListCo, the trading price for the Shares would be negatively impacted. In the event ListCo obtains securities or industry analyst coverage, if one or more of the analysts who covers ListCo downgrades the Shares, the trading price of the Shares would likely decline. If one or more of these analysts ceases to cover ListCo or fails to regularly publish reports on ListCo, interest in the Shares could decrease, which could cause the price or trading volume of the Shares to decline.

If ListCo fails to implement or maintain an effective system of internal controls in the future, ListCo may be unable to accurately report its financial condition or results of operations, which may adversely affect investor confidence in ListCo and, as a result, the market price of the Shares.

Effective internal controls over financial reporting are necessary for ListCo to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause ListCo to fail to meet its reporting obligations. Any testing by ListCo conducted in connection with Section 404 of the Sarbanes-Oxley Act, or any subsequent testing by its independent registered public accounting firm, may reveal deficiencies in its internal controls over financial reporting that may require prospective or retroactive changes in its financial statements or identify other areas for further attention or improvement. In addition, for as long as ListCo is an “emerging growth company,” its independent registered public accounting firm will not be required to attest to the effectiveness of ListCo’s internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. An independent assessment of the effectiveness of its internal controls could detect problems that ListCo management’s assessment might not. Undetected material weaknesses in ListCo’s internal controls could lead to restatements of its financial statements and require it to incur the expense of remediation. Inferior internal controls could also cause investors to lose confidence in ListCo’s reported financial information, which could have a negative effect on the market price of the Shares.

THE EXTRAORDINARY GENERAL MEETING

Time, Place and Purpose of the Extraordinary General Meeting

This proxy statement is being furnished to our shareholders as part of the solicitation of proxies by the Board for use at the extraordinary general meeting to be held at our offices, located at No. 387 Dongming Road, Weifang, Shandong 261061, People’s Republic of China, on September 19, 2022, at 10:00 a.m., China Standard Time, or at any adjournment thereof.

The purpose of the extraordinary general meeting is for our shareholders to consider and vote upon:

(i)	the Merger Proposal (“Proposal I”);

(ii)	the Name Change Proposal (“Proposal II”);

(iii)	the Variation of Share Capital Proposal (“Proposal III”);

(iv)	the Amendment Proposal (“Proposal IV”);

(v)	the General Authorization Proposal (“Proposal V”) and

(vi)	the Adjournment Proposal (“Proposal VI”).

Recommendations of the Audit Committee and the Board

On July 15, 2022, the Audit Committee unanimously (a) approved and declared advisable the Merger, the Merger Agreement, the plan of merger, other transaction agreements and the transactions contemplated thereunder, and (b) determined that the Merger, the Merger Agreement, the plan of merger, other transaction agreements and the transactions contemplated thereunder are in the best interest of ListCo and its shareholders.

After careful consideration and upon the unanimous recommendation of the Audit Committee composed solely of directors who are independent of and unaffiliated with any of the management members of ListCo, BJY, Merger Sub or their affiliates, the Board authorized and approved the Merger Agreement and the plan of merger and recommends that you vote (a) FOR the proposal to authorize and approve the Merger Agreement, the plan of merger and the transactions contemplated by the Merger Agreement and the plan of merger, including the Merger, (b) FOR the proposal to approve the change of the corporate name of ListCo from “Fuwei Films (Holdings) Co., Ltd” to “Baijiayun Group Ltd 百家云集团有限公司” which will take effect from the date of entry of the new name in place of the existing name of the Company on the register of companies maintained by the Registrar of Companies in the Cayman Islands; (c) FOR the proposal to approve the variation of the authorized share capital of ListCo effective immediately prior to the Effective Time; (d) FOR the proposal to adopt the third amended and restated memorandum of association and the second amended and restated articles of association of ListCo in the form attached as Annex F to this proxy statement, in substitution for and to the exclusion of the existing memorandum and articles of association of ListCo, effective immediately prior to the Effective Time; (e) FOR the proposal to authorize each of the directors and officers of ListCo to do all things necessary to give effect to the Merger Agreement, the plan of merger, and the transactions contemplated by the Merger Agreement and plan of merger, including the Merger and, the Change of Name, the Variation of Share Capital and the Adoption of the M&A; and (f) FOR the proposal to approve the adjournment of the extraordinary general meeting, if necessary, to permit further solicitation of proxies if there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting.

Record Date and Quorum

You are entitled to attend and vote at the extraordinary general meeting if you have Shares registered in your name in ListCo’s register of members at the close of business in the Cayman Islands on August 22, 2022, the Share record date for voting at the extraordinary general meeting. Each outstanding Share on the Share record date entitles the holder to one vote on each matter submitted to the shareholders for authorization and approval at the extraordinary general meeting and any adjournment thereof. We expect that, as of the Share record date, there will be 3,265,837 Shares issued and outstanding and entitled to vote at the extraordinary general meeting. If you have Shares registered in your name on the Share record date, the deadline for you to lodge your proxy card and vote is September 16, 2022 at 12:00 p.m. (China Standard Time). See “Procedures for Voting” below.

Shareholder Vote Required to Authorize and Approve the Merger Agreement and Plan of Merger

In order for the Merger to be consummated, the Merger Agreement, the plan of merger and the transactions contemplated by the Merger Agreement and the plan of merger, including the Merger, must be authorized and approved by a special resolution of ListCo passed by affirmative votes cast by such shareholders representing not less than two-thirds of the Shares present and voting in person or by proxy as a single class at the extraordinary general meeting.

Based on the number of Shares we expect to be issued and outstanding and entitled to vote on the Share record date, and assuming that all shareholders will be present and vote in person or by proxy at the extraordinary general meeting, approximately 2,177,225 Shares would need to be voted in favor of the proposal to authorize and approve the Merger Agreement, the plan of merger and the transactions contemplated by the Merger Agreement and the plan of merger, including the Merger, in order for the proposal to be authorized and approved by a special resolution.

If your Shares are held in the name of a broker, bank or other nominee, your broker, bank or other nominee will not vote your Shares in the absence of specific instructions from you.

Procedures for Voting

Holders of record of our Shares may vote their Shares by attending the extraordinary general meeting and voting their Shares in person, or by completing the enclosed proxy card in accordance with the instructions set forth on the proxy card. The deadline to lodge your proxy card is September 16, 2022 at 12:00 p.m. (China Standard Time).

Shareholders who hold their shares in “street name,” meaning in the name of a bank, broker or other person who is the record holder, must either direct the record holder of their shares how to vote their shares or obtain a proxy from the record holder to vote their shares at the extraordinary general meeting.

Shareholders who have questions or requests for assistance in completing and submitting proxy cards should contact our Investor Relations Department at No. 387 Dongming Road, Weifang, Shandong 261061, People’s Republic of China, Attention: Xiaoli YU, or call ListCo’s Investor Relations Department at+86-133-615-59266.

Voting of Proxies and Failure to Vote

All Shares represented by valid proxies will be voted at the extraordinary general meeting in the manner specified by the holder. If a shareholder returns a properly signed proxy card but does not indicate how the shareholder wants to vote, Shares represented by that proxy card will be voted FOR the approval of the Merger Proposal, FOR the approval of the Name Change Proposal, FOR the Variation of Share Capital Proposal, FOR the approval of the Amendment Proposal, FOR the approval of the General Authorization Proposal, and FOR the approval of the Adjournment Proposal.

Brokers or other nominees who hold our Shares in “street name” for customers who are the beneficial owners of such Shares may not give a proxy to vote those customers’ Shares in the absence of specific instructions from those customers.

Shares represented at the extraordinary general meeting but not voted, including abstentions and broker “non-votes,” will be treated as present at the extraordinary general meeting for purposes of determining the presence or absence of a quorum for the extraordinary general meeting.

Revocability of Proxies

Holders of our Shares may revoke their proxies in one of three ways:

First, a shareholder can deliver written notice of revocation to our Investor Relations Department at No. 387 Dongming Road, Weifang, Shandong 261061, People’s Republic of China at any time at least two hours prior to the commencement of the extraordinary general meeting;

Second, a shareholder can complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to ListCo no later than 12:00 p.m. (China Standard Time) on September 16, 2022; or

Third, a shareholder can attend the meeting and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the shareholder actually votes at the extraordinary general meeting.

If a shareholder has instructed a broker to vote the shareholder’s Shares, the shareholder must follow directions received from the broker to change those instructions.

Solicitation of Proxies

This proxy solicitation is being made and paid for by Fuwei on behalf of the Board. Fuwei will bear the costs of holding the extraordinary general meeting and the cost of soliciting proxies, including costs of printing and mailing the proxy card. Our directors, officers and employees may solicit proxies by mail, email, telephone, facsimile or other means of communication. These directors, officers and employees will not be paid additional remuneration for their efforts, but may be reimbursed for out-of-pocket expenses incurred in connection therewith.

Internet Availability of Proxy Materials

We are providing this notice to inform you that the proxy materials are available at the “Investors” section of Fuwei’s corporate website at http://www.fuweiholdings.com/cn/down.aspx.

Questions and Additional Information

If you have more questions about the Merger Proposal, the Name Change Proposal, the Variation of Capital Proposal, the Amendment Proposal, the General Authorization Proposal or the Adjournment Proposal, need assistance in submitting your proxy or voting your shares, or need additional copies of the proxy card, you should contact our Investor Relations Department in writing at No. 387 Dongming Road, Weifang, Shandong 261061, People’s Republic of China, Attention: Xiaoli YU, or call our Investor Relations Department at+86-133-615-59266.

PROPOSAL I: THE MERGER PROPOSAL

General

This proxy statement is being provided to ListCo shareholders in connection with the solicitation of proxies by the Board to be voted at the extraordinary general meeting and at any adjournments or postponements of the general meeting. At the extraordinary general meeting, ListCo shareholders will be asked to, among other things, approve the Merger Agreement. The Merger Agreement provides for the merger of Merger Sub with and into BJY, with BJY being the Surviving Entity and a wholly-owned subsidiary of ListCo.

The Merger will not be consummated unless ListCo shareholders approve the Merger Agreement. A copy of the Merger Agreement is attached as Annex B to this proxy statement. You are urged to read the Merger Agreement in its entirety because it is the principal legal document that governs the Merger. For additional information about the Merger Agreement, see “The Merger Agreement” below.

The Companies

Fuwei Films (Holdings) Co., Ltd.

ListCo is an exempted company with limited liability incorporated under the laws of the Cayman Islands. ListCo’s principal executive offices are located at No. 387 Dongming Road, Weifang, Shandong 261061, People’s Republic of China. ListCo’s telephone number at this address is +86-133-615-59266. ListCo’s registered office in the Cayman Islands is at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

For a description of ListCo’s history, development, business and organizational structure, see ListCo’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed on April 28, 2022, which is incorporated herein by reference. Please see “Where You Can Find More Information” beginning on page 109 for a description of how to obtain a copy of such Annual Report.

Fuwei Merger Sub Inc.

Fuwei Merger Sub Inc. is an exempted company with limited liability to be incorporated under the laws of the Cayman Islands and will be wholly-owned by ListCo. Merger Sub is being formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement, including the Merger. The registered office of Merger Sub is Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands.

BaiJiaYun Limited

BJY is a leading video-centric technology solutions provider in China with core expertise in Software-as-a-Service (“SaaS”) and Platform-as-a-Service (“PaaS”) solutions. BJY is committed to delivering reliable, high-quality video experiences across devices and localities. Leveraging the strength of its industry-leading video-centric technologies, BJY offers a wealth of video-centric technology solutions including SaaS/PaaS solutions, cloud and software related solutions and enterprise AI and system solutions catered to the evolving communication and collaboration needs of enterprises of all sizes and across industries, which makes it a one-stop video technology solutions provider.

BJY was incorporated in April 2021 as an exempted company with limited liability in the Cayman Islands. Substantially all of BJY’s business and operations are conducted in China through BaiJiaYun Group Co., Ltd. (the “VIE”) which was incorporated in 2017 and its subsidiaries. BJY obtained control over the VIE by entering into a series of contractual arrangements with the VIE and its shareholders (the “VIE Agreements”). As a result, BJY has been regarded as the primary beneficiary of the VIE and the VIE has been consolidated into BJY.

For a description of BJY’s history, development, business and organizational structure, see "Information About BJY—Corporate History".

BJY’s registered office in the Cayman Islands is Suite #4-210, Governors Square 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands.

Vote Required

Assuming that a quorum is present at the extraordinary general meeting, approval of the Merger Agreement requires the affirmative vote of not less than two-thirds of the issued and outstanding ListCo Ordinary Shares entitled to vote thereon and present in person or by proxy at the meeting.

Merger Consideration

Immediately prior to the Effective Time, the authorized share capital and all of the issued and outstanding ListCo Ordinary Shares will be re-designated and re-classified into two classes of shares with equal economic rights, namely ListCo Class A Ordinary Shares and ListCo Class B Ordinary Shares. Each ListCo Class A Ordinary Share and ListCo Class B Ordinary Share will be entitled to one vote and fifteen votes, respectively.

Each BJY Ordinary Share issued and outstanding immediately prior to the Effective Time (other than any BJY Ordinary Share held by Jia Jia BaiJiaYun Ltd, Duo Duo International Limited and Nuan Nuan Ltd) will be cancelled in exchange for the right to receive 0.7807324 ListCo Class A Ordinary Shares.

Each BJY Share issued and outstanding immediately prior to the Effective Time and held by Jia Jia BaiJiaYun Ltd, Duo Duo International Limited and Nuan Nuan Ltd will be cancelled in exchange for the right to receive 0.7807324 ListCo Class B Ordinary Shares.

Each BJY Series A Preferred Share issued and outstanding immediately prior to the Effective Time (other than any BJY Series A Preferred Shares held by Jia Jia BaiJiaYun Ltd, Duo Duo International Limited and Nuan Nuan Ltd) will be cancelled in exchange for the right to receive 0.7807324 ListCo Class A Ordinary Shares.

Each BJY Series A+ Preferred Share issued and outstanding immediately prior to the Effective Time (other than any BJY Series A+ Preferred Shares held by Jia Jia BaiJiaYun Ltd, Duo Duo International Limited and Nuan Nuan Ltd) will be ancelled in exchange for the right to receive 0.7807324 ListCo Class A Ordinary Shares.

Each BJY Series B Preferred Share issued and outstanding immediately prior to the Effective Time (other than any BJY Series B Preferred Shares held by Jia Jia BaiJiaYun Ltd, Duo Duo International Limited and Nuan Nuan Ltd) will be cancelled in exchange for the right to receive 0.7807324 ListCo Class A Ordinary Shares.

Each BJY Series B+ Preferred Share issued and outstanding immediately prior to the Effective Time (other than any BJY Series B+ Preferred Shares held by Jia Jia BaiJiaYun Ltd, Duo Duo International Limited and Nuan Nuan Ltd) will be cancelled in exchange for the right to receive 0.7807324 ListCo Class A Ordinary Shares.

Each BJY Series C Preferred Share issued and outstanding immediately prior to the Effective Time (other than any BJY Series C Preferred Shares held by Jia Jia BaiJiaYun Ltd, Duo Duo International Limited and Nuan Nuan Ltd) will be cancelled in exchange for the right to receive 0.7807324 ListCo Class A Ordinary Shares.

Each warrant to subscribe for BJY Shares issued and outstanding immediately prior to the Effective Time (other than any warrant held by Jia Jia BaiJiaYun Ltd, Duo Duo International Limited or Nuan Nuan Ltd) will be cancelled and shall cease to be a warrant in respect of BJY Shares and will be automatically converted into a warrant to acquire a number of ListCo Class A Ordinary Shares equal to (a) the number of BJY Shares underlying such warrant multiplied by (b) 0.7807324.

Each warrant to subscribe for BJY Shares issued and outstanding immediately prior to the Effective Time and held by Jia Jia BaiJiaYun Ltd, Duo Duo International Limited or Nuan Nuan Ltd will be cancelled and shall cease to be a warrant in respect of BJY Shares and will be automatically converted into a warrant to acquire a number of ListCo Class B Ordinary Shares equal to (a) the number of BJY Shares underlying such warrant multiplied by (b) 0.7807324.

Each BJY Share held by BJY as treasury share or owned by ListCo or Merger Sub or any other wholly owned subsidiary of ListCo or Merger Sub will be automatically cancelled and cease to exist.

Each ListCo Ordinary Share issued and outstanding immediately prior to the Effective Time will be automatically converted into one ListCo Class A Ordinary Share.

Each ordinary share of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into one ordinary share of the Surviving Entity.

The ListCo Ordinary Shares, par value US$0.519008 per share, are listed on Nasdaq under the symbol “FFHL”. The closing sale prices of the ListCo Ordinary Shares as reported on Nasdaq, on July 15, 2022, the last trading day before the public announcement of the Merger Agreement, was US$4.72 per share, and on August 19, 2022, the last practicable trading day before the date of this proxy statement, was US$9.72 per share.

Ownership of ListCo Ordinary Shares After the Merger

Upon completion of the transactions contemplated by the Merger Agreement, the existing BJY Investors and existing ListCo shareholders will own approximately 96.79% and 3.21%, respectively, of the outstanding shares of Fuwei. See “Security Ownership of Certain Beneficial Owners and Management” beginning on page 101 for additional information.

Approach on Determining the Market Value of BJY

In determining the market value of BJY, the Board primarily considered the income approach and market approach with the assistance from an independent valuation firm. The determination of the market value of BJY requires complex and subjective judgments and assumptions, which assumptions are inherently uncertain.

Purposes and Effects of the Merger

The purpose of the Merger is to enable ListCo to acquire 100% control of BJY in a transaction in which the holders of securities of BJY will receive ListCo Ordinary Shares. The ListCo Ordinary Shares are currently listed on Nasdaq under the symbol “FFHL”. It is expected that, following the consummation of the Merger, ListCo will maintain its listing on Nasdaq under a new symbol “RTC”.

Interests of ListCo Directors and Executive Officers in the Merger

In considering the recommendations of the Board to vote for the Merger Proposal, you should be aware that certain of the current directors and executive officers of ListCo have interests in the Merger that may be different from, or in addition to, the interests of unaffiliated ListCo shareholders generally and may create potential conflicts of interest. For example, pursuant to the terms of the Merger Agreement, ListCo’s directors and executive officers may be entitled to certain continued indemnification and insurance coverage. The Board was aware of each of these interests in reviewing, considering and negotiating the terms of the proposed Merger and in recommending that ListCo shareholders approve the adoption of the Merger Agreement.

Anticipated Accounting Treatment

The Merger will be accounted for as a “reverse merger” in accordance with U.S. GAAP. Under this method of accounting, Fuwei will be treated as the “acquired” company for financial reporting purposes.

No Appraisal or Dissenters’ Rights

No appraisal or dissenters’ rights are available to our shareholders under the Companies Act of the Cayman Islands or ListCo’s memorandum and articles of association in connection with the types of actions contemplated under the Merger Proposal. As a result, holders of our Shares will not have the right to seek appraisal and payment of the fair value of the Shares.

Recommendation of ListCo’s Board of Directors

The Board has determined that the Merger and the other transactions contemplated by the Merger Agreement are advisable and in the best interests of ListCo and its shareholders, authorized and approved the Merger Agreement and the plan of merger and recommends that the ListCo shareholders vote “FOR” the Merger Proposal.

THE MERGER AGREEMENT

The summary of the material terms and conditions of the Merger Agreement below and elsewhere in this proxy statement is qualified in its entirety by the Merger Agreement, the full text of which was included as Annex B to, and incorporated by reference into, this proxy statement. This summary does not purport to be complete and may not contain all the information about the Merger Agreement that is important to you. You are encouraged to read the Merger Agreement in its entirety because it is the principal legal document that governs the Merger.

The representations and warranties contained in the Merger Agreement were made only for the purposes of the Merger Agreement as of the specific dates therein and were made solely for the benefit of the parties to the Merger Agreement. The representations and warranties contained in the Merger Agreement may be subject to limitations agreed upon by the parties to the Merger Agreement and are qualified by information in confidential disclosure schedules delivered connection with the signing of the Merger Agreement. These confidential disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement may be subject to a standard of materiality provided for in the Merger Agreement and have been used for the purpose of allocating risk among the parties, rather than establishing matters of fact. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of BJY or ListCo. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in ListCo’s public disclosure.

For the foregoing reasons, the representations, warranties, covenants and agreements and any descriptions of those Merger Agreement provisions in this proxy statement should not be read as characterizations of the actual state of facts or condition of BJY or ListCo. Moreover, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this proxy statement or incorporated by reference into this proxy statement.

Structure and Effects of the Merger

The Merger Agreement contemplates a merger in accordance with the Cayman Companies Act (the “Merger”), pursuant to which at the Effective Time, Merger Sub will merge with and into BJY, with BJY being the surviving entity (the “Surviving Entity”) following the Merger as a direct, wholly-owned subsidiary of ListCo.

At the Effective Time, BJY as the Surviving Entity will adopt the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, as its memorandum and articles of association; provided, that at the Effective Time, all references to the name of Merger Sub will be amended to refer to “BaiJiaYun Limited” and all references to the authorized share capital of the Surviving Entity will be amended to refer to the authorized share capital of the Surviving Entity as approved in the plan of merger.

At the Effective Time, Mr. Gangjiang Li will be the sole director of the Surviving Entity, holding office in accordance with the organizational documents of the Surviving Entity.

ListCo has agreed to take all reasonably necessary actions to ensure that immediately prior to and immediate after the Closing, the ListCo Board will consist of five (5) directors, four (4) of whom shall be designated by BJY in writing prior to the Closing and at least two (2) of whom shall meet the independence requirements of Rule 5605(c)(2)(A) of the Nasdaq rules.

Completion and Effectiveness of the Merger

The Closing will take place electronically by the mutual exchange of electronic signatures (including portable document format) on the date that is two (2) business days following the date on which all the conditions to Closing have been satisfied or waived (other than those conditions that by their nature are to be satisfied at Closing, but subject to the satisfaction or waiver of such conditions).

We currently expect that the Merger will be consummated in the fourth quarter of 2022, after all conditions to the Merger have been satisfied or waived. We cannot specify when, or assure you that, all conditions to the Merger will be satisfied or waived; however, we intend to complete the Merger as promptly as practicable.

The Merger will become effective at the time when the plan of merger is registered by the Registrar of Companies of the Cayman Islands or such later time as Merger Sub and BJY may agree and specify in the plan of merger pursuant to the Cayman Companies Act subject to section 234 of the Cayman Companies Act (the “Effective Time”).

Merger Consideration

Immediately prior to the Effective Time, the authorized share capital and all of the issued and outstanding ListCo Ordinary Shares will be re-designated and re-classified into two classes of shares with equal economic rights, namely ListCo Class A Ordinary Shares and ListCo Class B Ordinary Shares. Each ListCo Class A Ordinary Share and ListCo Class B Ordinary Share will be entitled to one vote and fifteen votes, respectively.

Each BJY Ordinary Share issued and outstanding immediately prior to the Effective Time (other than any BJY Ordinary Share held by Jia Jia BaiJiaYun Ltd, Duo Duo International Limited and Nuan Nuan Ltd) will be cancelled in exchange for the right to receive 0.7807324 ListCo Class A Ordinary Shares.

Each BJY Share issued and outstanding immediately prior to the Effective Time and held by Jia Jia BaiJiaYun Ltd, Duo Duo International Limited and Nuan Nuan Ltd will be cancelled in exchange for the right to receive 0.7807324 ListCo Class B Ordinary Shares.

Each BJY Series A Preferred Share issued and outstanding immediately prior to the Effective Time (other than any BJY Series A Preferred Shares held by Jia Jia BaiJiaYun Ltd, Duo Duo International Limited and Nuan Nuan Ltd) will be cancelled in exchange for the right to receive 0.7807324 ListCo Class A Ordinary Shares.

Each BJY Series A+ Preferred Share issued and outstanding immediately prior to the Effective Time (other than any BJY Series A+ Preferred Shares held by Jia Jia BaiJiaYun Ltd, Duo Duo International Limited and Nuan Nuan Ltd) will be cancelled in exchange for the right to receive 0.7807324 ListCo Class A Ordinary Shares.

Each BJY Series B Preferred Share issued and outstanding immediately prior to the Effective Time (other than any BJY Series B Preferred Shares held by Jia Jia BaiJiaYun Ltd, Duo Duo International Limited and Nuan Nuan Ltd) will be cancelled in exchange for the right to receive 0.7807324 ListCo Class A Ordinary Shares.

Each BJY Series B+ Preferred Share issued and outstanding immediately prior to the Effective Time (other than any BJY Series B+ Preferred Shares held by Jia Jia BaiJiaYun Ltd, Duo Duo International Limited and Nuan Nuan Ltd) will be cancelled in exchange for the right to receive 0.7807324 ListCo Class A Ordinary Shares.

Each BJY Series C Preferred Share issued and outstanding immediately prior to the Effective Time (other than any BJY Series C Preferred Shares held by Jia Jia BaiJiaYun Ltd, Duo Duo International Limited and Nuan Nuan Ltd) will be cancelled in exchange for the right to receive 0.7807324 ListCo Class A Ordinary Shares.

Each warrant to subscribe for BJY Shares issued and outstanding immediately prior to the Effective Time and held by Jia Jia BaiJiaYun Ltd, Duo Duo International Limited and Nuan Nuan Ltd will be cancelled and shall cease to be a warrant in respect of BJY Shares and will be automatically converted into a warrant to acquire a number of ListCo Class B Ordinary Shares equal to (a) the number of BJY Shares underlying such warrant multiplied by (b) 0.7807324.

Each warrant to subscribe for BJY Shares issued and outstanding immediately prior to the Effective Time (other than any warrant held by Jia Jia BaiJiaYun Ltd, Duo Duo International Limited or Nuan Nuan Ltd) will be cancelled and shall cease to be a warrant in respect of BJY Shares and will be automatically converted into a warrant to acquire a number of ListCo Class A Ordinary Shares equal to (a) the number of BJY Shares underlying such warrant multiplied by (b) 0.7807324.

Each BJY Share held by BJY as treasury share or owned by ListCo or Merger Sub or any other wholly owned subsidiary of ListCo or Merger Sub will be automatically cancelled and cease to exist.

Each ListCo Ordinary Share issued and outstanding immediately prior to the Effective Time will be re-classified and re-designated as one ListCo Class A Ordinary Share.

Each ordinary share of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into one ordinary share of the Surviving Entity.

Conditions to Closing of the Merger

Mutual Conditions to Closing

The obligation of each of ListCo, Merger Sub and BJY to complete the Merger is subject to the fulfillment (or waiver, to the extent permissible under applicable law) of the following conditions:

•	there shall not be in force and effect any law or order issued by a governmental authority of competent jurisdiction, in either case, enjoining, prohibiting, making illegal, materially restricting or taking any other actions against, or threatened to enjoin, prohibit, make illegal, materially restrict or take any other actions against the consummation of any transaction contemplated by the Merger Agreement;

•	the approval of the Merger Agreement and the other transaction agreements, and the transactions contemplated thereby, by not less than two-thirds of the voting power of the issued and outstanding ListCo Shares entitled to vote at a general meeting of the shareholders voting in person or by proxy (the “ListCo Shareholder Approval”) shall have been obtained and shall remain in full force and effect;

•	the approval of the Merger Agreement and the other transaction agreements, and the transactions contemplated thereby, by the vote and/or consent of the BJY Shareholders as determined in accordance with applicable law and the organizational documents of BJY (the “BJY Shareholder Approval”) shall have been obtained and shall remain in full force and effect; and

•	(a) ListCo remaining continuously listed on the Nasdaq, (b) ListCo’s initial listing application with the Nasdaq in connection with the transactions contemplated by the Merger Agreement (together with any amendments or supplements thereto) having been approved by the Nasdaq, and (c) immediately following the Closing, ListCo will satisfy any applicable initial listing requirements of the Nasdaq.

Additional Conditions to Closing for the Benefit of ListCo and Merger Sub

In addition, the obligation of each of ListCo and Merger Sub to complete the Merger is subject to the satisfaction (or waiver, to the extent permitted by applicable law) of the following conditions:

•	(a) certain representations and warranties of BJY regarding corporate organization of BJY, its subsidiaries, due authorization, capitalization of subsidiaries, brokers’ fees and status of BJY Shareholders that are (i) qualified by “materiality” or “Material Adverse Effect” or any similar limitation being true and correct in all respects and (ii) not qualified by “materiality” or “Material Adverse Effect” or any similar limitation being true and correct in all material respects, in each case as of the Closing Date as though then made, (b) the representations and warranties of BJY regarding capitalization being true and correct in all respects as though such representations and warranties had been made on and as of the Closing Date except for de minimis inaccuracies, and (c) all other representations and warranties of BJY being true and correct in all respects as though such representations and warranties had been made on and as of the Closing Date, except for such failures to be true and correct as would not, individually or in the aggregate, have a Material Adverse Effect (as defined under “—Representations and Warranties” below) (without giving effect to any “materiality”, “Material Adverse Effect” or similar limitation contained therein), except to the extent the representations and warranties in the foregoing (a) and (c) are, by their terms, made as of a specific date, in which case such representations and warranties shall be true and correct in the manner set forth in the foregoing (a) and (c), as applicable, as of such date;

•	each of the covenants and agreements of BJY to be performed as of or prior to the Closing being performed in all material respects;

•	the delivery by BJY of a customary certificate, certifying the matters in the two bullets above; and

•	the absence of any Material Adverse Effect which is continuing and uncured since the date of the Merger Agreement.

Additional Conditions to Closing for the Benefit of BJY

In addition, the obligation of BJY to complete the Merger is subject to the satisfaction (or waiver, to the extent permitted by applicable law) of the following conditions:

•	(a) certain representations and warranties of ListCo and Merger Sub regarding corporate organization, due authorization, brokers’ fees, and certain representations and warranties regarding capitalization that are (i) qualified by “materiality”, “Material Adverse Effect”, “ListCo Impairment Effect” or any similar limitation being true and correct in all respects and (ii) not qualified by “materiality”, “Material Adverse Effect”, “ListCo Impairment Effect” or any similar limitation being true and correct in all material respects, in each case as of the Closing Date as though then made, (b) certain representations and warranties of ListCo and Merger Sub regarding capitalization being true and correct in all respects as though such representations and warranties had been made on and as of the Closing Date except for de minimis inaccuracies, and (c) all other representations and warranties of ListCo and Merger Sub being true and correct as though such representations and warranties had been made on and as of the Closing Date, except for such failures to be true and correct as would not, individually or in the aggregate, have a ListCo Impairment Effect (as defined under “—Representations and Warranties” below) (without giving effect to any “materiality”, “Material Adverse Effect”, “ListCo Impairment Effect” or similar limitation contained therein), except to the extent the representations and warranties in the foregoing (a) and (c) are, by their terms, made as of a specific date, in which case such representations and warranties shall be true and correct in the manner set forth in the foregoing (a) and (c), as applicable, as of such date;

•	each of the covenants and agreements of ListCo and Merger Sub to be performed as of or prior to the Closing being performed in all material respects;

•	the board of ListCo consisting of five (5) directors, four (4) of whom shall be designated by BJY in writing prior to the Closing and at least two (2) of whom shall meet the independence requirements of Rule 5605(c)(2)(A) of the Nasdaq rules;

•	ListCo’s amended and restated memorandum and articles of association being duly adopted and effective; and

•	the delivery by ListCo of a customary certificate signed by an officer of ListCo, certifying the matters in the four bullets above; and

•	the absence of any ListCo Impairment Effect since the date of the Merger Agreement.

Representations and Warranties

The Merger Agreement contains a number of representations and warranties made by BJY that are subject in certain cases to exceptions and qualifications contained in the Merger Agreement and in BJY’s confidential disclosure schedule delivered to ListCo in connection with the execution of the Merger Agreement. The representations and warranties made by BJY to ListCo and Merger Sub include the following:

•	corporate organization, qualification to do business, good standing and corporate power;

•	due authorization, execution and validity of the Merger Agreement;

•	absence of any conflict with organizational documents, laws, or material contracts, as a result of the execution or delivery of the Merger Agreement and consummation of the Merger;

•	governmental consents and approvals for the Merger;

•	capitalization;

•	capitalization of the subsidiaries of BJY;

•	sufficiency of assets;

•	financial information;

•	absence of changes;

•	undisclosed liabilities;

•	litigation and proceedings;

•	compliance with laws;

•	material contracts;

•	labor matters;

•	taxes;

•	real property;

•	intellectual property, privacy and data security;

•	brokers’ fees;

•	related party transactions;

•	accuracy of certain information supplied;

•	insurance;

•	documents related to VIE arrangement;

•	U.S. business;

•	status of BJY Shareholders; and

•	no additional representations and warranties.

Certain of these representations and warranties are qualified as to “materiality” or “Material Adverse Effect”. For purposes of the Merger Agreement, a “Material Adverse Effect” means, with respect to a party to the Merger Agreement, an effect, development, circumstance, fact, change or event that has a material adverse effect on (x) such party and its subsidiaries or the results of operations or financial condition of such party and its subsidiaries, in each case, taken as a whole or (y) the ability of such party and its subsidiaries to consummate the transactions contemplated by the Merger Agreement; provided, however, that, solely with respect to the foregoing clause (x), in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect” (a) any change in law, regulatory policies, accounting standards or principles (including GAAP) or any guidance relating thereto or interpretation thereof, in each case after the date of the Merger Agreement; (b) any change in interest rates or economic, political, business or financial market conditions generally (including any changes in credit, financial, commodities, securities or banking markets); (c) any change affecting any of the industries in which such party and its subsidiaries operate or the economy as a whole; (d) any epidemic, pandemic or disease outbreak (including the COVID-19 pandemic and any mandatory quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other law, directive or guidelines by any governmental authority in relation to the COVID-19 pandemic), (e) the announcement or the execution of the Merger Agreement, the pendency of the transactions contemplated by the Merger Agreement, or the performance of the Merger Agreement, including losses or threatened losses of employees, customers, suppliers, vendors, distributors or others having relationships with such party and its subsidiaries; (f) any weather conditions, earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, act of God or other force majeure event; (g) any acts of terrorism, sabotage, war, riot, the outbreak or escalation of hostilities, or change in geopolitical conditions; (h) any failure of such party or its subsidiaries to meet, with respect to any period or periods, any internal or industry analyst projections, forecasts, estimates or business plans (provided, however, that this clause (h) shall not prevent a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from the definition of Material Adverse Effect)); provided, further, that any effect referred to in clauses (a), (b), (c), (d), (f) or (g) above may be taken into account in determining if a Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on such party and its subsidiaries or the results of operations or financial condition of such party and its subsidiaries, in each case, taken as a whole, relative to other similarly situated businesses in the industries in which such party and its subsidiaries operate.

The Merger Agreement contains a number of representations and warranties made by ListCo and Merger Sub that are subject in certain cases to exceptions and qualifications contained in the Merger Agreement, in ListCo’s confidential disclosure schedule delivered to BJY concurrently with the execution of the Merger Agreement, or in certain reports filed with the SEC. The representations and warranties made by ListCo and Merger Sub to BJY include the following:

•	corporate organization, qualification to do business, good standing and corporate power;

•	due authorization, execution and validity of the Merger Agreement;

•	absence of any violation, conflict or breach of agreements, or any conflict with or violation of organizational documents or laws, as a result of the execution or delivery of the Merger Agreement and consummation of the Merger;

•	litigation and proceedings;

•	governmental consents and approvals for the Merger;

•	brokers’ fees

•	SEC filings and financial information;

•	absence of undisclosed liabilities;

•	compliance with laws;

•	taxes;

•	capitalization;

•	material contracts;

•	related party transactions;

•	employee benefit plans;

•	labor matters;

•	Investment Company Act matters;

•	absence of changes;

•	Nasdaq listing matters;

•	accuracy of certain information supplied;

•	real property;

•	intellectual property;

•	solvency;

•	holding company;

•	U.S. business;

•	insurance; and

•	no additional representations and warranties.

Certain of these representations and warranties are qualified as to “materiality”, “Material Adverse Effect” or “ListCo Impairment Effect”. For purposes of the Merger Agreement, a “ListCo Impairment Effect” means an event, circumstance, fact, change or development that has a material adverse effect on the ability of ListCo to consummate the transactions contemplated by the Merger Agreement, which will include the failure by ListCo to maintain ListCo’s continuous listing on, or the continuous listing of ListCo Ordinary Shares on, the Nasdaq.

Conduct of Business Pending the Merger

BJY has agreed that, during the Interim Period, BJY will, and will cause its subsidiaries to, except as expressly contemplated by the Merger Agreement or any other transaction agreements, as consented to in writing by ListCo (which consent may not be unreasonably conditioned, withheld or delayed) or as required by applicable law, conduct and operate its business in the ordinary course of business in all material respects.

BJY has also agreed that except as contemplated by the Merger Agreement or in any other transaction agreements, as disclosed in BJY’s confidential disclosure schedules, as consented to by ListCo in writing (such consent not to be unreasonably conditioned, withheld or delayed), or as required by applicable law, BJY will not, and BJY will cause its subsidiaries not to, during the Interim Period:

•	(i) amend its memorandum and articles of association or other organizational documents, except (A) in the case of any of BJY’s subsidiaries only (excluding BJY itself), any such amendment which is not material to the business of BJY and its subsidiaries, taken as a whole, or (B) as contemplated by the transaction agreements in connection with the Merger; or (ii) liquidate, dissolve, reorganize or otherwise wind-up its business and operations, or propose or adopt a plan of complete or partial liquidation or dissolution, restructuring, recapitalization, reclassification or similar change in capitalization or other reorganization, except as contemplated by the transaction agreements in connection with the Merger or any liquidation or dissolution of any dormant subsidiary;

•	(i) issue, deliver, sell, transfer, pledge or dispose of, or place any lien (other than any permitted lien as specified in the Merger Agreement) on, any equity securities of BJY or any of its subsidiaries or (ii) issue or grant any options, warrants or other rights to purchase or obtain any equity securities of BJY or any of its subsidiaries, in each case of (i) through (ii) other than (A) issuance of BJY Preferred Shares upon exercise of the warrants issued by BJY in accordance with the terms thereof, (B) issuance of BJY Ordinary Shares upon conversion of BJY Preferred Shares in accordance with BJY’s organizational documents;

•	sell, assign, transfer, convey, lease, license, grant other rights under, abandon, allow to lapse or expire, fail to maintain, subject to or grant any lien (other than any permitted lien as specified in the Merger Agreement) on, or otherwise dispose of, any material assets, rights or properties (including material intellectual property), in each case in an amount exceeding US$3,000,000 and other than (i) the sale or license of goods and services to customers in the ordinary course of business, (ii) the sale or other disposition of inventory, tangible assets or equipment deemed by BJY in its reasonable business judgment to be obsolete or otherwise warranted in the ordinary course of business, (iii) grants of licenses of intellectual property in the ordinary course of business, (iv) as already contracted by BJY or any of its subsidiaries, (v) disclosure of any confidential information of BJY and its subsidiaries to any person pursuant to valid and enforceable agreements to protect confidentiality, or (vi) transactions among BJY and its subsidiaries or among its subsidiaries;

•	except for entries, modifications, amendments, waivers or terminations in the ordinary course of business or amendments of any equity pledge agreement that is a control document at the request of any competent PRC governmental authority, enter into, materially modify, materially amend, waive any material right under or terminate, certain material contracts;

•	directly or indirectly, acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by purchasing all of or a substantial equity interest in, or by any other manner, any business or any corporation, partnership, limited liability company, joint venture, association or other entity or person or division thereof, in each case in an amount exceeding US$3,000,000;

•	settle any action, suit, audit, examination, arbitration or legal, judicial or administrative proceeding (whether at law or in equity) by or before any governmental authority if such settlement would require payment by BJY in an amount greater than US$5,000,000;

•	other than in the ordinary course of business, (i) incur, create or assume any indebtedness in an amount exceeding US$3,000,000, other than (x) ordinary course trade payables, (y) between BJY and any of its wholly owned subsidiaries or between any of such wholly owned subsidiaries or (z) in connection with borrowings, extensions of credit and other financial accommodations under BJY’s and its subsidiaries’ existing credit facilities, notes and other existing indebtedness as of the date of the Merger Agreement and, in each case, any refinancings thereof, (ii) modify, in any material respect, the terms of any indebtedness in an amount exceeding US$3,000,000, or (iii) guarantee the obligations of any person for indebtedness for borrowed money in an amount exceeding US$3,000,000;

•	make any loans or advance any money to any person in an amount exceeding US$3,000,000, except for (i) advances in the ordinary course of business to employees, officers or directors of BJY or any of its subsidiaries for expenses, (ii) prepayments and deposits paid to suppliers, consultants and contractors of BJY or any of its subsidiaries in the ordinary course of business, (iii) trade credit extended to customers of BJY or any of its subsidiaries in the ordinary course of business and (iv) advances or other payments among BJY and its subsidiaries;

•	make any capital expenditures that in the aggregate exceed US$3,000,000, other than any capital expenditure (or series of related capital expenditures) in the ordinary course of business;

•	(i) split, combine, subdivide, reclassify or amend any terms of its equity securities, except for any such transaction by a wholly-owned subsidiary of BJY that remains a wholly-owned subsidiary of BJY after consummation of such transaction, (ii) redeem, repurchase, or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its equity securities, except for any redemption or repurchase of equity securities by any subsidiary of BJY from the relevant shareholder of the VIE, in connection with any subscription of equity securities in BJY by such shareholder or any of its affiliates by exercise of the relevant warrant of BJY, or (iii) declare, set aside, establish a record date for, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its share capital;

•	make any material change in accounting principles or methods of financial accounting materially affecting the reported consolidated assets, liabilities or results of operations of BJY and its subsidiaries, other than as may be required by applicable accounting standards or applicable law;

•	make, change or revoke any material tax election; change or revoke any material accounting method with respect to taxes resulting in a material amount of additional tax or filing of any amended tax return; file any material tax return; settle or compromise any material tax claim or tax liability; enter into any material closing agreement with respect to any tax; defer any material taxes as a result of any mandatory quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other law, directive or guidelines by any governmental authority in relation to the COVID-19 pandemic; or surrender any right to claim a material refund of taxes; or knowingly take any action or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent, impair, or impede the Merger from qualifying for a “plan of reorganization” within the meaning of Sections 354, 361 and 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a), in each case except in the ordinary course of business consistent with its past practice;

•	enter into any contract to do any action prohibited under the foregoing bullets.

Nothing in the Merger Agreement will prevent BJY or any of its subsidiaries from taking any mandatory quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other law, directive or guidelines by any governmental authority in relation to the COVID-19 pandemic, and any action that is taken (or not taken) in good faith as a result of, in response to or otherwise related to the COVID-19 pandemic will be deemed to be taken in the “ordinary course of business” for all purposes of the Merger Agreement, and no such action (or failure to act) will serve as a basis for ListCo to terminate the Merger Agreement or assert that any of the conditions to the Closing contained therein have not been satisfied. Nothing in the Merger Agreement is intended to give ListCo or any of its affiliates, directly or indirectly, the right to control or direct the business or operations of BJY or its subsidiaries prior to the Closing, and prior to the Closing, BJY and its subsidiaries shall exercise, consistent with the terms and conditions of the Merger Agreement, complete control and supervision over their respective businesses and operations.

ListCo has agreed that, during the Interim Period, ListCo shall, and shall cause its subsidiaries to, except as expressly required by the Merger Agreement and any other transaction agreement in connection with the Merger, as consented to by BJY in writing (which consent shall not be unreasonably withheld, delayed or qualified) or as required by applicable law, conduct and operate its business in the ordinary course of business in all material respects. Without limiting the generality of the foregoing, during the Interim Period, except as expressly required by the Merger Agreement or any other transaction agreement in connection with the Merger or as disclosed in ListCo’s confidential disclosure schedules, as consented to by BJY in writing (which consent shall not to be unreasonably conditioned, withheld or delayed), or as required by applicable Law, ListCo shall not, and shall cause its subsidiaries not to:

•	change or amend any organizational documents except as expressly contemplated by the Merger Agreement or other transaction agreements;

•	(A) declare, set aside, establish a record date for, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise in respect of any outstanding equity securities; (B) issue, sell, grant, or offer to issue, sell, grant any equity securities; (C) split, subdivide, combine or reclassify any equity securities, or amend any terms of any equity securities; (D) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any equity securities;

•	(A) fail to maintain its existence or merge, consolidate, combine or amalgamate with any person, (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any equity security in or a substantial portion of the assets of, or by any other manner) any business or any corporation, partnership, limited liability company, joint venture, association or other entity or person or division thereof or (C) effect or commence any liquidation, dissolution, scheme of arrangement, merger, consolidation, amalgamation, restructuring, recapitalization, reorganization, public offering or similar transaction (other than the transactions contemplated by the Merger Agreement);

•	sell, assign, transfer, convey, lease, license, grant other rights under, abandon, allow to lapse or expire, fail to maintain, subject to or grant any lien (other than permitted liens set forth in the Merger agreement) on, or otherwise dispose of, any material assets, rights or properties (including material intellectual property) in each case in an amount exceeding US$3,000,000, and other than (i) the sale or license of goods and services to customers in the ordinary course of business, (ii) the sale or other disposition of inventory, tangible assets or equipment deemed by ListCo in its reasonable business judgment to be obsolete or otherwise warranted in the ordinary course of business, (iii) grants of licenses of intellectual property in the ordinary course of business, (iv) as already contracted by ListCo or any of its subsidiaries, (v) disclosure of any confidential information of ListCo and its subsidiaries to any person pursuant to valid and enforceable agreements to protect confidentiality, or (vi) transactions among ListCo and its subsidiaries or among its subsidiaries;

•	authorize, make or make any commitment with respect to, any capital expenditure exceeding US$50,000,000, other than any capital expenditure (or series of related capital expenditures) in the ordinary course of business;

•	make any loans, advances in, any other person (including to any of its officers, directors, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other person;

•	make, change or revoke any material tax election; change or revoke any material accounting method with respect to taxes resulting in a material amount of additional tax or filing of any amended tax return; settle or compromise any material tax claim or tax liability; file any tax return in a manner materially inconsistent with past practice; defer any material taxes as a result of any mandatory quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other law, directive or guidelines by any governmental authority in relation to the COVID-19 pandemic; or surrender any right to claim a material refund of taxes; or knowingly take any action or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent, impair, or impede the Merger from qualifying for a “plan of reorganization” within the meaning of Sections 354, 361 and 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a), in each case except in the ordinary course of business consistent with its past practice;

•	enter into, renew or amend, in any material aspect, the terms of any transaction or contract with a related party of ListCo;

•	settle any pending or threatened action, suit, audit, examination, arbitration or legal, judicial or administrative proceeding (whether at law or in equity) by or before any governmental authority if such settlement would require payment by ListCo in an amount greater than US$5,000,000;

•	incur, assume, guarantee or otherwise become liable for (whether directly, contingently or otherwise) or modify the terms of any indebtedness with an amount exceeding US$3,000,000, other than (x) ordinary course trade payables, (y) between ListCo and any of its wholly owned subsidiaries or between any of such wholly owned subsidiaries or (z) in connection with borrowings, extensions of credit and other financial accommodations under ListCo’s and its subsidiaries’ existing credit facilities, notes and other existing indebtedness as of the date of the Merger Agreement and, in each case, any refinancings thereof;

•	issue, offer, deliver, grant, sell, transfer, pledge or dispose of, or place any lien on, or authorize or propose to issue, offer, issue, deliver, grant, sell, transfer, pledge or dispose of, or place any lien on, any equity securities or any options, warrants or other rights to purchase or obtain any equity securities, in each case other than the creation of any lien on the ListCo’s equity securities by any third party that is not a ListCo Group Company;

•	(with respect to ListCo only) engage in any transaction, activities or business, or enter into any contract or arrangement, other than transactions, activities, business, contracts or arrangements (A) in connection with or incident or related to its continuing corporate existence, (B) contemplated by, or incident or related to, the Merger Agreement, any other transaction agreements, the performance of covenants or agreements thereunder or the consummation of the transactions contemplated by the Merger Agreement or (C) those that are administrative or ministerial, in each case, which are immaterial in nature;

•	change any accounting principles, policies, procedures or methods (including changes affecting the reported consolidated assets, liabilities or results of operations) other than as required by applicable accounting standards or applicable law;

•	other than in the ordinary course of business consistent with past practice, amend, modify, consent to the termination of, or waive any material rights under, any ListCo’s material contract;

•	fail to make in a timely manner any filings or registrations with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

•	engage in the conduct of any new line of business;

•	enter into any contract with any broker, finder, investment banker or other person under which such person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Merger Agreement; or

•	enter into any contract to do any action prohibited under the foregoing bullets.

ListCo has also agreed that during the Interim Period, ListCo will and will cause its subsidiaries to, comply with, and continue performing under, as applicable, its organizational documents, the Merger Agreement and any other transaction agreements (to the extent in effect during the Interim Period) and all other agreements or contracts to which it is a party.

Nothing in the Merger Agreement will prevent ListCo or any of its subsidiaries from taking any mandatory quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other law, directive or guidelines by any governmental authority in relation to the COVID-19 pandemic, and any action that is taken (or not taken) in good faith as a result of, in response to or otherwise related to the COVID-19 pandemic will be deemed to be taken in the “ordinary course of business” for all purposes of the Merger Agreement, and no such action (or failure to act) will serve as a basis for BJY to terminate the Merger Agreement or assert that any of the conditions to the Closing contained therein have not been satisfied. Nothing in the Merger Agreement is intended to give BJY or any of its affiliates, directly or indirectly, the right to control or direct the business or operations of ListCo or its subsidiaries prior to the Closing, and prior to the Closing, ListCo and its subsidiaries shall exercise, consistent with the terms and conditions of the Merger Agreement, complete control and supervision over their respective businesses and operations.

Exclusivity

During the Interim Period, neither ListCo, BJY nor any of their subsidiaries may, nor may any of such parties authorize any of its representatives to, directly or indirectly:

•	initiate, solicit or encourage (including by way of providing confidential or non-public information) any inquiries, proposals or offers that constitute or would lead to any merger, business combination or other similar transaction that precludes or is mutually exclusive with the transactions contemplated in the Merger Agreement (an “Alternative Transaction Proposal”);

•	engage or participate in any discussions, negotiations or transactions with any third party regarding any Alternative Transaction Proposal or that would lead to any such Alternative Transaction Proposal; or

•	enter into any agreement or deliver any agreement or instrument (including a confidentiality agreement, letter of intent, term sheet, indication of interest, indicative proposal or other agreement or instrument) reflecting any Alternative Transaction Proposal.

Each of ListCo and BJY agrees to promptly notify the other party if ListCo or any of its representatives or subsidiaries, or BJY or any of its representatives or subsidiaries, as applicable, receives any offer or communication in respect of an Alternative Transaction Proposal, and will promptly communicate to BJY or ListCo, as applicable, in reasonable detail the terms and substance thereof, and ListCo or BJY, as applicable, will, and will cause its representatives and subsidiaries to, cease any and all existing negotiations or discussions with any person or group of persons (other than BJY and its representatives, or ListCo and its representatives, as the case may be) regarding an Alternative Transaction Proposal.

SEC Filing; ListCo Extraordinary General Meeting

ListCo has agreed to prepare as promptly as reasonably practicable (and in any case within four (4) weeks) following the execution of the Merger Agreement with the cooperation and assistance of BJY, a proxy statement and other proxy materials reasonably satisfactory to BJY (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”). Concurrently with the preparation of the Proxy Statement, ListCo shall, with the cooperation and assistance of BJY, prepare and cause to be submitted with the Nasdaq its initial listing application in connection with the transactions contemplated in the Merger Agreement.

ListCo has agreed to, as soon as reasonably practicable but in any event no later than five (5) business days prior to the Termination Date (as defined below) (provided that ListCo has sent the Proxy Statement to the ListCo Shareholders pursuant to the Merger Agreement) establish a record date for, duly call and give notice of, convene and hold an extraordinary general meeting, in accordance with the organizational documents of ListCo and applicable law, for the purposes of (a) obtaining the ListCo Shareholder Approval, (ii) adopting or approving such other proposals as may be reasonably requested by BJY as necessary or appropriate in connection with the consummation of the transactions contemplated by the Merger Agreement, (iii) adopting or approving any other proposal that the Nasdaq (or the respective staff thereof) indicates is necessary, and (iv) related and customary procedural and administrative matters.

ListCo Directors’ and Officers’ Indemnification

ListCo has agreed that from and after the Closing, ListCo will indemnify and hold harmless each present and former director and officer of ListCo (solely to the extent acting in his or her capacity as such and to the extent such activities are related to the transactions contemplated in the Merger Agreement) (the “D&O Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any action, suit, audit, examination, arbitration or legal, judicial or administrative proceeding (whether at law or in equity) by or before any governmental authority, whether civil, criminal, administrative or investigative, arising out of or pertaining to the transactions contemplated in the Merger Agreement, whether asserted or claimed prior to, at or after the Closing, to the fullest extent that ListCo would have been permitted under applicable law and its memorandum and articles of association or other organizational documents in effect on the date of the Merger Agreement to indemnify such D&O Indemnified Parties.

From and after the Closing, ListCo will maintain a director indemnification agreement in customary form with each present and former director of ListCo (to the extent requested by such director) that provides, or ensure that its memorandum and articles of association or other organizational documents will provide, that on the terms and subject to the conditions set out therein, ListCo will advance, prior to the final disposition of any action, suit, audit, examination, arbitration or legal, judicial or administrative proceeding (whether at law or in equity) by or before any governmental authority for which indemnification may be sought under the Merger Agreement, promptly following request by such director therefor, all costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses) incurred by such director in connection with any such action upon receipt of an undertaking by such director to repay such advances if it is ultimately decided that such director is not entitled to indemnification pursuant to that indemnification agreement, the organizational documents of ListCo or applicable law.

ListCo will also use its commercially reasonable efforts to maintain in effect directors’ and officers’ liability insurance for such duration as may be agreed between ListCo and BJY covering those persons who are currently covered by BJY’s or ListCo’s directors’ and officers’ liability insurance policies (including, in any event, the D&O Indemnified Parties) on terms substantially similar to the terms of such current insurance coverage.

Efforts to Consummate the Merger

With respect to any requests, inquiries, actions or other proceedings by or from governmental authorities, each of BJY, ListCo and Merger Sub has agreed to (i) diligently and expeditiously defend and use commercially reasonable efforts to obtain any necessary clearance, approval, or consent under any applicable laws prescribed or enforceable by any governmental authority for the transactions contemplated by the Merger Agreement and to resolve any objections as may be asserted by any governmental authority with respect to the transactions contemplated by the Merger Agreement; and (ii) cooperate fully with each other in the defense of such matters. To the extent not prohibited by law, BJY will promptly furnish to ListCo, and ListCo and Merger Sub will promptly furnish to BJY, copies of any notices or communications received by such party or any of its affiliates from any governmental authority with respect to the transactions contemplated by the Merger Agreement, and each such party will permit counsel to the other parties an opportunity to review in advance, and each such party will consider in good faith the views of such counsel in connection with, any proposed written communications by such party or its affiliates to any governmental authority concerning the transactions contemplated by the Merger Agreement.

To the extent not prohibited by law, BJY agrees to provide ListCo and its counsel, and ListCo agrees to provide to BJY and its counsel, the opportunity, to the extent practical, on reasonable advance notice, to participate in any material substantive meetings or discussions, either in person or by telephone, between such party or any of its affiliates or representatives, on the one hand, and any governmental authority, on the other hand, concerning or in connection with the transactions contemplated by the Merger Agreement.

Other Agreements

Pursuant to the Merger Agreement, each of ListCo, BJY and Merger Sub has further agreed:

•	with reasonable advance notice, to provide the other party reasonable access to the books, records and appropriate officers of such party during the Interim Period;

•	that BJY shall procure and submit to ListCo, prior to the first submission or filing of the draft Proxy Statement on form 6-K, the shareholder approval of BJY and any other corporate authorizations of BJY necessary or advisable for the execution and performance of the Merger Agreement and all other transaction agreements and their obligations thereunder;

•	to use its respective commercially reasonable efforts to cause the Merger to qualify, and agree not to, and not to permit or cause any of their affiliates or subsidiaries to, take any action which to its knowledge could reasonably be expected to prevent or impede the transactions contemplated by the Merger Agreement from qualifying as a “plan of reorganization” with respect to the Merger within the meaning of Sections 354, 361 and 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a);

•	during the Interim Period and for a period of three (3) years after the expiry of the Interim Period, to cause their respective representatives to treat and hold in strict confidence any confidential information of any other party that is disclosed to such party or its representatives, and, without the disclosing party’s prior written consent, not to use such confidential information for any purpose, nor to directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any confidential information, subject to exceptions; and

•	not to make any public announcement or issue any public communication regarding the Merger Agreement or the transactions contemplated by the Merger Agreement, or any matter related to the foregoing, without first obtaining the prior consent of BJY or ListCo, as applicable (which consent may not be unreasonably withheld, conditioned or delayed), except if such announcement or other communication is required by applicable law, in which case ListCo or BJY, as applicable, will use their reasonable best efforts to coordinate such announcement or communication with the other party, prior to announcement or issuance; provided that each party and its affiliates may make disclosure regarding the status and terms (including price terms) of the Merger Agreement and the transactions contemplated by the Merger Agreement to their respective affiliates, representatives and limited partners or investors in the ordinary course of their respective businesses, in each case, so long as such recipients are obligated to keep such information strictly confidential.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the Closing as follows:

(a)	by mutual written agreement of ListCo and BJY;

(b)	by written notice from BJY or ListCo to the other, if there has been in effect any law or governmental order (other than a temporary restraining order) that permanently restrains, enjoins, makes illegal or otherwise prohibits the consummation of the Merger and, in the case of any governmental order, has become final and non-appealable;

(c)	by written notice from ListCo to BJY, if BJY has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform would result in the failure of the conditions to the obligations of ListCo or Merger Sub to complete the Merger to be satisfied and is not cured by BJY before the 30th day following receipt of written notice from ListCo of such breach or failure to perform; provided that ListCo will not have such right to terminate the Merger Agreement if it is then in material breach of any of its representations, warranties, covenants or other agreements contained in the Merger Agreement;

(d)	by written notice from BJY to ListCo, if ListCo or Merger Sub has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform would result in the failure of the conditions to the obligations of BJY to complete the Merger to be satisfied and is not cured by ListCo or Merger Sub before the 30th day following receipt of written notice from BJY of such breach or failure to perform; provided that BJY will not have such right to terminate the Merger Agreement if it is then in material breach of any of its representations, warranties, covenants or other agreements contained in the Merger Agreement;

(e)	by written notice from ListCo to BJY, if BJY fails to obtain BJY Shareholder Approval on or prior to fiftieth (50th) day following the date of the Merger Agreement; provided that ListCo shall not have such right to terminate the Merger Agreement if ListCo or Merger Sub has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform would result in the failure of any of the conditions to the obligations of BJY to complete the Merger to be satisfied;

(f)	by written notice from BJY to ListCo, if ListCo fails to obtain the ListCo Shareholder Approval upon vote taken thereon at a duly convened extraordinary general meeting of ListCo shareholders (or at a meeting of its shareholders following any adjournment or postponement thereof); provided that BJY shall not have such right to terminate the Merger Agreement if it has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform would result in the failure of any of the conditions to the obligations of ListCo and Merger Sub to complete the Merger to be satisfied;

(g)	by written notice from ListCo or BJY to the other, if the Closing will not have been consummated on or prior to the date falling ninety (90) days after the date of the Merger Agreement, which date is subject to extension in accordance with the terms of the Merger Agreement (“Termination Date”).

If the Merger Agreement is validly terminated, then the Merger Agreement will become void and there will be no liability on the part of any party, provided that the Merger Agreement’s provisions regarding indemnification of ListCo directors and officers, confidentiality, effect of termination, termination fee and expenses, and certain other provisions shall survive termination and no party will be relieved from liability for fraud or intentional and willful breach of the Merger Agreement prior to the termination.

The parties have agreed to the following termination fee and expense arrangements:

•	BJY will pay to ListCo an amount equal to RMB1,000,000 and reimburse ListCo all expenses actually incurred by ListCo and its subsidiaries in connection with the transactions contemplated in the Merger Agreement in an aggregate amount not exceeding US$1,000,000 (or equivalent in other currencies) (the “Reimbursement Cap”) in the event that: (x) the Merger Agreement is terminated by ListCo pursuant to clause (c) or clause (e) above, (y) the Merger Agreement is terminated pursuant to clause (b) above solely due to (A) rejection by China Cybersecurity Review Technology and Certificate Center of the transactions contemplated in the Merger Agreement under the New Measures for Cybersecurity Review issued by the Cyberspace Administration of China and certain other government departments on January 4, 2022, (B) if the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comment) released by China Securities Regulatory Commission (“CSRC”) on December 24, 2021 has been formally enacted and become effective (such formally enacted and effective version, the “Final Administrative Measures”), the Final Administrate Measures is appliable to the transactions contemplated in the Merger Agreement, rejection by CSRC of the transactions contemplated in the Merger Agreement pursuant to the Final Administrative Measures, or (C) the written final and non-appealable rejection by the Nasdaq of the initial listing application.

•	The ListCo will pay to BJY an amount equal to RMB1,000,000 and reimburse BJY all expenses actually incurred by BJY and its subsidiaries in connection with the transactions contemplated in the Merger Agreement in an aggregate amount not exceeding Reimbursement Cap in the event that the Merger Agreement is terminated by BJY pursuant to (x) clause (d) above due to a material breach of certain covenants or other agreements contained in the Merger Agreement, (y) clause (f) above, or (z) clause (b) above solely due to (A) ListCo’s material violation of Federal Securities Laws or Nasdaq rules or (B) material penalties imposed by the Nasdaq on ListCo.

•	BJY will reimburse ListCo 50% of all expenses actually incurred by ListCo and Merger Sub in connection with the Transactions in an aggregate amount not exceeding 50% of the Reimbursement Cap in the event that the Merger Agreement is terminated for any reason other than arising or resulting from a force majeure event, or pursuant to the matters described in the two bullets above.

Expenses

Subject to the termination fee and expense arrangements set forth in the Merger Agreement, each party to the Merger Agreement will bear its own expenses incurred in connection with the Merger Agreement and other transaction agreements and the transactions contemplated by the Merger Agreement and other transaction agreements, including all fees of its legal counsel, financial advisers and accountants.

Equitable Remedies

ListCo and BJY are each entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of the Merger Agreement or any other transaction agreements and to enforce specifically the terms and provisions thereof, without proof of damages, prior to the valid termination of the Merger Agreement in accordance with its terms, this being in addition to any other remedy to which they are entitled under the Merger Agreement or any other transaction agreements.

Amendments; Waivers

The Merger Agreement may not be amended except by an instrument in writing signed by each of the parties.

At any time and from time to time prior to the Effective Time, ListCo may, to the extent legally allowed and except as otherwise set forth in the Merger Agreement, (a) extend the time for the performance of any of the obligations or other acts of BJY; (b) waive any inaccuracies in the representations and warranties of BJY contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement; and (c) subject to the requirements of applicable law, waive compliance by BJY with any of the agreements or conditions contained in the Merger Agreement applicable to BJY. At any time and from time to time prior to the Effective Time, BJY may, to the extent legally allowed and except as otherwise set forth in the Merger Agreement, (a) extend the time for the performance of any of the obligations or other acts of ListCo or Merger Sub; (b) waive any inaccuracies in the representations and warranties of ListCo and Merger Sub contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement; and (c) subject to the requirements of applicable law, waive compliance by ListCo or Merger Sub with any of the agreements or conditions contained in the Merger Agreement applicable to such party. Any agreement on the part of a party to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such party. Any delay in exercising any right pursuant to the Merger Agreement will not constitute a waiver of such right.

THE LISTCO LOCK-UP AGREEMENT

The following is a summary of the material terms and conditions of the ListCo Lock-Up Agreement. This summary may not contain all the information about the ListCo Lock-Up Agreement that is important to you. This summary is qualified in its entirety by reference to the ListCo Lock-Up Agreement attached as Annex C to, and incorporated by reference into, this proxy statement.

In connection with the execution of the Merger Agreement, BJY and Apex Glory Holdings Limited (the “Holder”), who held 1,728,126 ListCo Ordinary Shares as of July 18, 2022, entered into a lock-up agreement on July 18, 2022 (the “ListCo Lock-Up Agreement”), pursuant to which any equity securities of ListCo held by the Holder as at July 18, 2022 (all such securities, together with any securities paid as dividends or distributions with respect to such securities or into which such securities are exchanged or converted, the “Restricted Securities”) shall become subject to limitations on disposition as set forth in the ListCo Lock-Up Agreement.

Lock-Up

During the period commencing from and including the date of the ListCo Lock-Up Agreement and to close of business in New York City one hundred and eighty (180) days after the Closing, subject to certain exceptions as set forth in the ListCo Lock-Up Agreement, the Holder agrees not to: (i) lend, offer, pledge (except as provided in the ListCo Lock-Up Agreement), hypothecate, encumber, donate, assign, sell, offer to sell, contract or agree to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of or agree to transfer or dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, any Restricted Securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Restricted Securities, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i), (ii) or (iii) above is to be settled by delivery of Restricted Securities or other securities, in cash or otherwise.

Termination

The ListCo Lock-Up Agreement terminates upon the termination of the Merger Agreement in accordance with its terms.

THE BJY LOCK-UP AGREEMENT

In the resolutions of the BJY Shareholders approving the Merger Agreement and the Transactions and the related written confirmation by other BJY Investors, each BJY Investor has agreed to be subject lock-up obligations with respect to any equity securities of BJY held by each BJY Investor until the close of business in New York City one hundred and eighty (180) days after the Closing.

BJY is in the process of discussing with the BJY Investor to respectively sign a lock-up agreement with BJY (each a “BJY Lock-Up Agreement”) documenting in further detail lock-up obligations with respect to any equity securities of BJY held by each BJY Investor (all such securities, together with any securities paid as dividends or distributions with respect to such securities or into which such securities are exchanged or converted, including any equity securities of ListCo to be converted from any equity securities of BJY pursuant to the Merger Agreement, the “BJY Restricted Securities”), and containing a right for BJY’s board of directors (or following the Closing Date, the Board) to waive the lock-up obligations of any BJY Investor.

The current draft of the BJY Lock-Up Agreement being discussed between BJY and BJY Investors contains, among others, the following material provisions: Each BJY Investor is proposed to agree not to, until close of business in New York City one hundred and eighty (180) days after the Closing, (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, offer to sell, contract or agree to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of or agree to transfer or dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, any BJY Restricted Securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any BJY Restricted Securities, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in (i), (ii) or (iii) above is to be settled by delivery of any BJY Restricted Securities or other securities, in cash or otherwise. Each BJY Investor is proposed to agree that BJY’s board of directors (or following the Closing Date, the Board) is entitled to waive the lock-up obligations of any BJY Investor, in each case subject to the conditions that may be imposed by BJY’s board of directors (or following the Closing Date, the Board).

PROPOSAL II: THE NAME CHANGE PROPOSAL

The Name Change Proposal would change the name of the Company from “Fuwei Films (Holdings) Co., Ltd.” to “Baijiayun Group Ltd 百家云集团有限公司” which will take effect from the date of entry of the new name in place of the existing name of the Company on the register of companies maintained by the Registrar of Companies in the Cayman Islands.

Required Vote

Approval of the Name Change Proposal requires not less than two-thirds of the votes cast by shareholders entitled to vote, voting in person or by proxy or by corporate representative, at the extraordinary general meeting.

Recommendation of Our Board of Directors

OUR BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” PROPOSAL II, THE NAME CHANGE PROPOSAL.

PROPOSAL III: THE VARIATION OF SHARE CAPITAL PROPOSAL

The Variation of Share Capital Proposal would, immediately prior to the Effective Time, vary the share capital of ListCo as follows:

(i)	by increasing the authorized share capital of the Company from US$70,066,080 divided into 135,000,000 ordinary shares of a par value of US$0.519008 each to US$2,231,734,400 divided into 4,300,000,000 ordinary shares of a par value of US$0.519008 each by the creation of an additional 4,165,000,000 ordinary shares with a par value of US$0.519008 each;

(ii)	by re-designating and re-classifying all the 3,265,837 authorized and issued and outstanding Shares as 3,265,837 Class A ordinary shares of a par value of US$0.519008 each (“Class A Ordinary Shares”) on a 1:1 basis;

(iii)	by re-designating and re-classifying 1,996,734,163 of the authorized but unissued Shares into 1,996,734,163 Class A Ordinary Shares on a 1:1 basis; and

(iv)	by re-designating and re-classifying 2,300,000,000 of the authorized but unissued Shares into 2,300,000,000 Class B ordinary shares of a par value of US$0.519008 each on a 1:1 basis;

such that following such Variation of Share Capital, the authorized share capital of the Company will be US$2,231,734,400 divided into 4,300,000,000 ordinary shares of a par value of US$0.519008 each comprising (a) 2,000,000,000 class A ordinary shares of a par value of US$0.519008 each and (b) 2,300,000,000 class B ordinary shares of a par value of US$0.519008 each, with the power for the Company, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said share capital subject to the provisions of the Companies Act (As Revised) and the Articles of Association of the Company and for the Board to have power in accordance with Articles 8 and 18 of the Articles of Association to reclassify any unissued shares and to issue any part of its capital, whether original, redeemed or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.

Required Vote

Approval of the Variation of Share Capital Proposal requires not less than two-thirds of the votes cast by shareholders entitled to vote, voting in person or by proxy or by corporate representative, at the extraordinary general meeting.

Recommendation of Our Board of Directors

OUR BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” PROPOSAL III, THE VARIATION OF SHARE CAPITAL PROPOSAL.

PROPOSAL IV: THE AMENDMENT PROPOSAL

The Amendment Proposal would amend and restate ListCo’s existing memorandum and articles of association by their deletion in their entirety and the substitution in their place of the third amended and restated memorandum of association and the second amended and restated articles of association of ListCo substantially in the form attached as Annex F to the accompanying proxy statement, with effective immediately prior to the Effective Time.

Required Vote

Approval of the Amendment Proposal requires not less than two-thirds of the votes cast by shareholders entitled to vote, voting in person or by proxy or by corporate representative, at the extraordinary general meeting.

Recommendation of Our Board of Directors

OUR BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” PROPOSAL IV, THE AMENDMENT PROPOSAL.

PROPOSAL V: THE GENERAL AUTHORIZATION PROPOSAL

The General Authorization Proposal would authorize each of the directors and officers of ListCo to do all things necessary to give effect to the Merger Agreement, the plan of merger, and the transactions contemplated by the Merger Agreement and the plan of merger, including the Merger and, the Change of Name, the Variation of Share Capital and the Adoption of M&A.

Required Vote

Approval of the General Authorization Proposal requires not less than two-thirds of the votes cast by shareholders entitled to vote, voting in person or by proxy or by corporate representative, at the extraordinary general meeting.

Recommendation of Our Board of Directors

OUR BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” PROPOSAL V, THE GENERAL AUTHORIZATION PROPOSAL.

PROPOSAL VI: THE ADJOURNMENT PROPOSAL

The Adjournment Proposal would authorize the chairperson of the extraordinary general meeting to adjourn the extraordinary general meeting for the purpose of soliciting additional proxies in the event that, at the extraordinary general meeting, insufficient proxies are received in favor of the Merger Proposal, the Name Change Proposal, the Variation of Share Capital Proposal, the Amendment Proposal and the General Authorization Proposal at the extraordinary general meeting before any vote is taken thereon. If the Adjournment Proposal is approved, we will be able to adjourn the extraordinary general meeting for the purpose of soliciting additional proxies to approve the Merger Proposal, the Name Change Proposal, the Variation of Share Capital Proposal, the Amendment Proposal and the General Authorization Proposal. If you have previously submitted a proxy on the proposals discussed in this proxy statement and wish to revoke it upon adjournment of the extraordinary general meeting, you may do so.

Vote Required for Approval

The approval of the Adjournment Proposal requires a simple majority of votes cast by shareholders entitled to vote, voting in person or by proxy or by corporate representative, at the extraordinary general meeting.

Shares represented at the extraordinary general meeting but not voted, including abstentions and broker “non-votes,” will be treated as present at the extraordinary general meeting for purposes of determining the presence or absence of a quorum for the extraordinary general meeting.

Recommendation of Our Board of Directors

OUR BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” PROPOSAL VI, THE ADJOURNMENT PROPOSAL.

INFORMATION ABOUT BJY

Corporate History

Beijing Baijia Shilian Technology Limited, a PRC limited liability company, was incorporated in May 2017. Its name was changed into BaiJiaYun Group Co., Ltd. in September 2019.

BaiJiaYun Limited (“BJY”) was incorporated in April 2021 as an exempted company with limited liability in the Cayman Islands.

BaiJia Cloud Limited (“BJY HK”), a Hong Kong corporation with limited liability, was incorporated in May 2021. BJY HK is a wholly owned subsidiary of BJY.

Beijing Baishilian Technology Co., Ltd. (“Beijing WFOE”), a PRC limited liability company, was incorporated in September 2021. Beijing WFOE is a wholly owned subsidiary of BJY HK.

PRC laws and regulations place certain restrictions on foreign investment in and ownership of companies involved in the provision of internet-related services. Accordingly, certain contractual arrangements were established for the business operations of BJY in the PRC. BJY has, through Beijing WFOE, entered into a series of agreements with BaiJiaYun Group Co., Ltd. (the “VIE”), and its shareholders, including Exclusive Technical and Consulting Services Agreement, Powers of Attorney, Exclusive Option Agreements, and Equity Interest Pledge Agreements. The following diagram illustrates the corporate structure of BJY as of the date of this proxy statement, including the principal subsidiaries and the VIE of BJY:

Contractual Arrangements and Corporate Structure

BJY is a company organized under the laws of the Cayman Islands and currently conducts substantially all of its business and operations through the VIE in China. The VIE also holds BJY’s key operating licenses, provides services to its customers, and enters into contracts with its suppliers. Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet-related services and certain other businesses. As BJY may be required to obtain and maintain permits and licenses to operate its business in China in such services and businesses, BJY has, through its Beijing WFOE, entered into a series of contractual arrangements, as amended and restated, with its VIE, as well as the VIE’s shareholders (the “VIE Contracts”). These contractual arrangements allow BJY to (i) exercise effective control over the VIE, (ii) receive substantially all of the economic benefits of the VIE, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law. A summary of certain material terms of these contractual agreements is as follows:

•	Exclusive Technical and Consulting Services Agreement. Under the exclusive technical and consulting services agreement between Beijing WFOE and the VIE, Beijing WFOE has the exclusive right to provide, among other things, technical support and consulting services to the VIE. Beijing WFOE has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. In addition, the VIE irrevocably grants Beijing WFOE an exclusive option to purchase any or all of the assets and business of the VIE at the lowest price permitted under PRC law.

•	Powers of Attorney. Under the powers of attorney among Beijing WFOE, the VIE, and each shareholder of the VIE, such shareholder irrevocably nominates, appoints, and constitutes Beijing WFOE and its successors as his or her attorney-in-fact to exercise any and all of his or her rights as a shareholder of the VIE, including rights to convene and attend shareholders’ meetings, nominate and elect directors, and appoint and dismiss the senior management of the VIE.

•	Exclusive Option Agreements. Under the exclusive option agreements among Beijing WFOE, the VIE, and each shareholder of the VIE, such shareholder irrevocably grants Beijing WFOE or its designated person(s) an exclusive option to purchase, at any time and to the extent permitted under PRC law, all or part of his or her equity interests in the VIE at the lowest price permitted under the PRC law.

•	Equity Interest Pledge Agreements. Under the equity interest pledge agreements among Beijing WFOE, the VIE, and each shareholder of the VIE, such shareholder pledges all of his or her equity interests in the VIE to Beijing WFOE to secure the performance by the VIE and its shareholders of their respective obligations under the applicable contractual agreements. If the pledger or the VIE breaches its obligations under these contractual arrangements, Beijing WFOE, as the pledgee, will be entitled to certain rights and remedies including priority in receiving the proceeds from the auction or disposal of the pledged equity interests in the VIE. The shareholders of the VIE undertakes that during the term of the pledge, without the prior written consent of Beijing WFOE, they shall not dispose of the pledged equity interests, create, or allow any encumbrance on the pledged equity interests or increase the registered capital of the VIE. Beijing WFOE also has the right to receive dividends distributed on the pledged equity interests during the term of the pledge.

As a result of these contractual arrangements, BJY exerts effective control over, and is considered the primary beneficiary of the VIE and consolidates its operating results in the financial statements of BJY under U.S. GAAP.

In the opinion of Dentons, PRC legal counsel of BJY:

•	the ownership structures of Beijing WFOE and the VIE in China do not and will not violate any applicable PRC law, regulation or rule currently in effect; and

•	the contractual agreements among Beijing WFOE, the VIE and the VIE’s shareholders governed by PRC laws are valid and binding in accordance with their terms and applicable PRC laws, rules and regulations currently in effect, and will not violate any applicable PRC law, regulation or rule currently in effect.

However, BJY has been further advised by Dentons that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations. In particular, in January 2015, the Ministry of Commerce of the PRC published a discussion draft of the proposed Foreign Investment Law (2015), or the 2015 Draft, for public review and comments. The 2015 Draft was replaced by the draft Foreign Investment Law (2018), which was published by the SCNPC in December 2018 and further amended in January 2019. The new Foreign Investment Law was approved by the National People’s Congress on March 15, 2019 and came into effect on January 1, 2020. Among other things, the 2015 Draft expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or FIE. Under the 2015 Draft, VIEs would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the relevant terms with regard to the VIE structure in the 2015 Draft have been removed in their entirety in the newly effective Foreign Investment Law and there are significant uncertainties as to how the control status of the VIE would be determined under the Foreign Investment Law, and furthermore, whether any of the businesses that BJY currently operates or plan to operate in the future through the VIE would be subject to any foreign investment restrictions or prohibitions under the “negative list” then effective.

Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the opinion of BJY’s PRC legal counsel. BJY has been further advised by Dentons that if the PRC government finds that the agreements that establish the structure for operating BJY’s business do not comply with PRC government restrictions on foreign investment in the aforesaid business BJY engages in, BJY could be subject to severe penalties including being prohibited from continuing operations. See “Risk Factors—Risks Related to BJY’s Corporate Structure”.

All the agreements under BJY’s contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. See “Risk Factors—Risks Related to BJY’s Corporate Structure—BJY relies on contractual arrangements with the VIE and the shareholders of the VIE to operate its business, which may not be as effective as equity ownership in providing operational control and could adversely affect its business, operating results and financial condition”. Such arbitration provisions have no effect on the rights of BJY’s shareholders to pursue claims against BJY under United States federal securities laws.

Recent Regulatory Development on Cybersecurity

In December 2021, the CAC and several other administrations jointly promulgated the revised Measures for Cybersecurity Review (the “Review Measures”), which became effective on February 15, 2022, superseding and replacing the cybersecurity review measures that had been in effect since June 2020. According to the Review Measures, to the extent the purchase of network products and services by a “critical information infrastructure operator” or the data processing activities conducted by a “network platform operator” affect or may affect national security, a cybersecurity review shall be conducted pursuant to the Review Measures. The Review Measures also expand the cybersecurity review to “internet platform operators” in possession of personal information of over one million users if such operators intend to list their securities “in a foreign country”. Furthermore, relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities “affect or may affect national security”. Since the Review Measures are relatively new, significant uncertainties exist in relation to their interpretation and implementation. Additionally, the Review Measures do not provide the exact scope of “network platform operator” or the circumstances that would “affect or may affect national security”. Therefore, it is uncertain whether BJY would be deemed as a “critical information infrastructure operator” or a “network platform operator” or a “data processors” in possession of personal information of over one million users, or whether its business will be deemed to affect or may affect national security under PRC laws, thus requiring BJY to go through a cybersecurity review process for maintaining its listing status and its future securities offerings overseas. As of the date of this proxy statement, BJY has not been informed by any PRC government authorities that BJY will be deemed as a critical information infrastructure operator.

To the extent any cybersecurity review is required in the future, BJY cannot assure you that BJY will be able to complete it in a timely manner, or at all. Any failure to complete the required cybersecurity review may result in administrative penalties, including fines, a shut-down of BJY’s business, revocation of requisite licenses, as well as reputational damage or legal proceedings or actions against BJY, which may have material adverse effects on BJY’s business, financial condition and results of operations.

In addition, on November 14, 2021, the CAC released the consultation draft of the Network Data Security Management Regulations for public comment. According to the Network Data Security Management Regulations, data processors shall apply for a cybersecurity review when carrying out the following activities: (i) a merger, reorganization or separation of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests, which affect or may affect national security; (ii) data processors that handle personal information of more than one million people contemplating to list its securities on a foreign stock exchange; (iii) data processors contemplating to list its securities on a stock exchange in Hong Kong, which affects or may affect national security; and (iv) other data processing activities that affect or may affect national security. Among others, it further requires that a data processor who processes important data or who is listed overseas shall complete an annual data security assessment either self-conducted or conducted by a data security service organization engaged, and before January 31 of each year, submit the annual data security assessment report of the previous year to the local cyberspace affairs administration department. As of the date of this proxy statement, the Network Data Security Management Regulations was released for public comment only, and no interpretation or implementation rules for this proposed regulation have been issued by the CAC or any other PRC regulatory authorities. It remains uncertain when the Network Data Security Management Regulations will be adopted and become effective and whether it will be adopted as it was initial proposed. Therefore, it is uncertain whether future regulatory changes would impose additional responsibilities or restrictions on companies like us. BJY cannot predict the impact of the Network Data Security Management Regulations, if any, at this stage, and BJY will closely monitor and assess any development in the rulemaking process. If the enacted version of the Network Data Security Management Regulations mandates clearance of a cybersecurity review and other specific actions to be completed by China-based companies listed on a foreign stock exchange like BJY, BJY faces uncertainties as to whether such clearance can be timely obtained, or at all.

Potential CSRC Approval for Overseas Listing

On December 24, 2021, the CSRC published the draft Regulations of the State Council on the Administration of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments) (the “Administrative Provisions”), and the draft Measures for the Record-Filing of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments) (the “Filing Measures”, and collectively, the “Draft Overseas Listing Regulations”) for public comments, which set out the new regulatory requirements and filing procedures for domestic companies seeking direct or indirect listing in overseas markets.

The Draft Overseas Listing Regulations, among others, lay out specific requirements for filing. In addition, it stipulates that domestic companies that seek to offer and list securities in overseas markets shall strictly comply with laws, regulations and relevant provisions concerning national security in spheres of foreign investment, cybersecurity, and data security, and earnestly fulfill their obligations to protect national security. Domestic companies seeking to list abroad must carry out relevant security review procedures if their businesses involve such supervision. Moreover, an overseas offering and listing is prohibited under circumstances if (i) it is prohibited by PRC laws, (ii) it may constitute a threat to or endanger national security as reviewed and determined by competent PRC authorities, (iii) it has material ownership disputes over equity, major assets, or core technology, (iv) in past three years, the Chinese operating entities, and their controlling shareholders or actual controllers have committed relevant prescribed criminal offenses or are under investigations for suspicion of criminal offenses or major violations, (v) the directors, supervisors, or senior executives have been subject to administrative punishment for severe violations, or are under investigations for suspicion of criminal offenses or major violations, or (vi) it has other circumstances as prescribed by the State Council.

The Draft Overseas Listing Regulations further stipulate that a fine between RMB 1 million and RMB 10 million may be imposed if an applicant fails to fulfill the filing requirements with the CSRC or conducts an overseas offering or listing in violation of the Draft Overseas Listing Regulations, and in cases of severe violations, a parallel order to suspend relevant businesses or halt operations for rectification may be issued, and relevant business permits or operational license revoked.

As of the date of this proxy statement, it remains uncertain when the final Administrative Provision and Filing Measures will be adopted and whether they will be adopted in the current draft form. If the Administrative Provisions and Filing Measures are adopted in the current form, BJY may be required to file required documents with the CSRC regarding the Merger offerings and may be subject to additional compliance requirements.

As of the date of this proxy statement, there are no laws, regulations or other rules require BJY to obtain permission or approvals from Chinese authorities to list on U.S. exchanges, and neither has BJY received or was it denied such permission. However, there is a risk that BJY will not receive or will be denied permission from Chinese authorities to list on U.S. exchanges in the future, which could significantly limit or completely hinder ListCo’s ability to offer or continue to offer the securities to investors upon the consummation of the Merger and cause the value of the shares to significantly decline or be worthless.

Business Overview

BJY is a leading video-centric technology solutions provider in China with core expertise in Software-as-a-Service (“SaaS”) and Platform-as-a-Service (“PaaS”) solutions. BJY is committed to delivering reliable, high-quality video experiences across devices and localities. Leveraging the strength of its industry-leading video-centric technologies, BJY offers a wealth of video-centric technology solutions including SaaS/PaaS solutions, cloud and software related solutions and enterprise AI and system solutions catered to the evolving communication and collaboration needs of enterprises of all sizes and across industries, which makes it a one-stop video technology solutions provider.

BJY helps customers quickly deploy dedicated live streaming systems and video-on-demand (“VoD”) systems to meet the customer’s communication and collaboration needs across departments and functions and throughout the business process and accelerate the digital transformation of the customer’s business.

Based on its live streaming service infrastructure, BJY can provide customers with different functional modules, which can get through the internal systems of the enterprise to achieve data linkage, in various live streaming scenarios such as enterprise training, dual-teacher classroom, small class courses, medical live streaming, etc. Moreover, BJY can also achieve customization for customers according to their needs and provide them with high-quality live streaming full-process operation and on-site execution services.

Since its establishment in 2017, BJY has been expanding its service scope from audio and video SaaS services focused on the education sector, to a wide range of industries. Adhering to its mission of “becoming the customers’ first choice for one-stop video technology services provider”, on the basis of providing standardized audio and video SaaS services, BJY also extended its capability down to the underlying technologies and in 2020, BJY launched its real-time audio and video communication PaaS services which provide one-stop video technology services such as private cloud deployment and in-depth customized development for government customers and large enterprises. BJY has completed the transformation from a product provider to a technology provider, and BJY has achieved the ability to deliver both standardized and customized services based on an integrated infrastructure.

“PaaS standardization + SaaS scenario-oriented” business layout has driven the explosive business growth of BJY. As of December 31, 2021, BJY has a total of 2,783 customers, representing an increase of 166.2% over 18 months compared with the number of customers as of June 30, 2020. Such customer growth enabled BJY to achieve a total revenue of approximately US$100 million over the two calendar years ended December 31, 2020 and December 31, 2021.

During the year ended June 30, 2021, the total number of user visits of BJY’s live streaming large-class courses was 57,702,088, the total duration of such live streaming courses exceeded 3.8 million hours, and the cumulative viewing time of such live streaming courses was 56,818,401 hours. In the subsequent year, BJY’s live streaming business continued to grow rapidly. During the year ended June 30, 2022, the total number of user visits of BJY’s live streaming large-class courses reached 70,136,499, the total duration of such live streaming courses exceeded 4.3 million hours, and the cumulative viewing time of such live streaming courses was 70,646,749 hours. Since its establishment, BJY’s cumulative VoD duration has reached 261,795,643 hours. During the year ended June 30, 2021, the number of total VoD user visits was 548,491,980, and the total VoD duration was 76,172,850 hours. During the subsequent year ended June 30, 2022, the total number of VoD user visits increased to 633,506,876, and the total VoD duration increased to 109,623,453 hours, representing a year-on-year increase of 43.9% or an increase of 249.5% over two years compared to the year ended June 30, 2020. BJY’s services cover a wide range of industries such as the Internet, education, automotive, finance, health care, e-commerce, etc. Currently, BJY has established branches, research and development centers and offices in more than a dozen cities in China, with more than 450 employees, including complete product design, testing, and R&D teams that support the rapid update iterations of BJY’s products.

BJY has also achieved significant growth in terms of its financial results. BJY’s gross revenue for the year ended June 30, 2021 was approximately US$41.4 million, increased substantially from gross revenue of approximately US$23.4 million for the year ended June 30, 2020.

BJY has built a high entry barrier for competitors. The advantage of BJY is its deep understanding of the digital transformation in various industries and sectors, which enables it to provide live streaming technology service to enterprises of all sizes and across industries, solve their pain points in video technology applications and help them reduce costs and improve efficiency. BJY provides SaaS applications through PaaS, which can effectively accelerate the development speed of SaaS applications. On the other hand, BJY’s matured SaaS business can enhance its PaaS business’s understanding of vertically related industries. In the longer term, this mutual support structure enables BJY to gradually transform customized requirements into standardized products, driving the rapid upgrade of audio and video services across industries.

Industry Overview

Over the past few years, China has continuously promoted the construction of network infrastructure, along with the development of 5G, artificial intelligence (“AI”) and Internet of things. BJY believes the underlying audio and video infrastructure are crucial to support the upper-tier application scenarios. Also, with the spread of the mobile Internet and the widespread use of intelligent terminal devices, BJY believes real-time audio and video has become a mainstream method of online interaction. Additionally, the COVID-19 pandemic has increased the need for online interaction in various scenarios, and as result, we have seen solid demand for audio and video technologies in areas such as video conferencing, remote consultation and online learning.

With the improvement of 5G network coverage, we have observed a constant expansion across many industries of the scenarios in which audio and video technologies can be innovatively applied. These usage scenarios in turn often demand enhanced audio and video technologies to deliver the desired results. As a result, we expect many development and growth opportunities in audio and video related sectors.

According to IDC, for the second half of 2021, the overall size of China’s video cloud market reached US$5.04 billion, representing a year-on-year increase of 32.7%, and within such market, the size of the video cloud infrastructure sector and the video cloud solutions sector reached US$4.10 billion and US$950 million, respectively, representing a growth rate of 32.1% and 35.4%, respectively, compared to the second half of 2020 (after adjustment).

Looking towards to the future, according to IDC, the video cloud market in China is expected to continue to grow at a high speed by 2025, with the market size reaching US$31.76 billion and a CAGR of 35.5% from 2020 to 2025. According to IDC, with the continuous penetration of video cloud solution applications in China, the market share of solutions is expected to grow from 18.02% in 2020 to 21.6% of the total market, reaching US$6.9 billion by 2025.

According to iResearch, the video cloud market has developed rapidly in the past few years for the following reasons:

•	The progress of core technology is an important driver for the development of video cloud industry. The implementation of 5G network infrastructure and the progress of network adaptation technology have effectively improved the quality of network transmission; the upgraded video encoding and decoding standards can support the encoding and decoding of higher-resolution videos under limited bandwidth. In addition, the services provided by the underlying IaaS vendors are gradually standardized and maturing. AI technology continues to accelerate innovation and is gradually integrated with real-time audio and video services to provide users with a smoother and higher-definition viewing experience.

•	The demand for interactivity drives the progress of the real-time video cloud industry. The new generation of users who grew up on the Internet age, prefer to solve problems online. The COVID-19 pandemic accelerated users’ adaption of the habit of going online, and users have a deeper understanding of video cloud services at this stage. On the one hand, video calls, webcast shopping and online education, etc. have become the "rigid demands" in people's lives. On the other hand, the demand for telecommuting and video conferencing continues to grow. Cloud exhibitions, online press conferences and video conferences have become the priority choices for enterprises to reduce cost and increase efficiency during the COVID-19 pandemic.

•	The Chinese government's efforts to promote the digital economy have benefited both cloud services and video services. “The 14th Five-Year Plan for the Development of the Digital Economy” puts forward an important development goal for the added value of the core industries of the digital economy to account for 10% of GDP by 2025. The plan affirmed the role of the Internet platform in accelerating the integration of digital technology in various industries. In terms of industrial digitalization, online learning, remote conferencing, online shopping and live streaming are all important application scenarios.

BJY believes that in recent years, the infrastructure attribute of video has become more obvious, and the application of video cloud has been continuously developed and integrated with business scenarios closely. According to iResearch, the upstream players in the video cloud service value chain consist of hardware infrastructure manufacturers, IaaS manufacturers, telecom operators and third-party technology providers, mainly providing hardware facilities, network services, computing storage and other resources, the midstream players in the value chain consist of PaaS and SaaS manufacturers, which mainly provide audio and video communication products and interface services, and the downstream players in the value chain consist of audio and video cloud service demanders. More specifically, PaaS service providers provide platform services to downstream enterprises by integrating network, communication and other resources in the form of SDK/API. They emphasize universality and mainly serve enterprises with development capabilities. SaaS service providers integrate the platform functions of PaaS, emphasize scenario-oriented application capabilities and provide universal solutions in the form of software application services.

At present, the video cloud industry has various application scenarios for different demands. Focusing on the provision and optimization of video cloud service technology, BJY believes it is one of a few players in the industry that can provide both SaaS and PaaS services. Not only can BJY serve the whole industry and play the role of an industry enabler, it also has a deep understanding of customer demands and the characteristics of industries and scenarios which enables it to create value for customers. In addition, BJY divides video cloud services into the following subsectors, BJY sees significant market potential in each of these subsectors and believes that BJY’s products are leading in their respective subsectors.

•	Live streaming and VoD. According to iResearch, the SaaS market experienced significant growth in 2020 driven by the COVID-19 pandemic. In 2020, the size of the SaaS market reached US$7.94 billion, representing a year-on-year increase of 48.7%. IResearch expects the market to maintain a CAGR of 34% in the next three years.

•	Video conferencing. The cloud video conferencing market is constantly cultivated with the development of cloud services. According to iResearch, in 2021, the cloud video conferencing market in China reached US$2.66 billion, representing a year-on-year growth rate of 11.4%. According to iResearch, the COVID-19 pandemic has prompted cloud video conferencing systems to quickly penetrate into people's lives in the short term, and iResearch estimates its market size to reach US$3.24 billion in 2023.

•	Corporate training. In the post-epidemic era, with the support of new technologies, BJY believes digital learning and hybrid training will become new drivers for a new generation of corporate training products and services. IResearch predicted that the market size of China's enterprise training industry is expected to reach US$40.42 billion in 2023, with a growth rate of 16.4%.

•	Solutions. BJY believes there is strong demand from enterprises for integrated services of technology, product and matching solutions when seeking video cloud services. BJY has observed that, to solve the bottleneck problem of traditional technology in the face of new development trends such as communication network complexity, user experience diversification and business scenario diversification, AI technology has been applied to the field of communication network intelligence. According to IDC, the market size of the AI software and applications in China reached US$5.28 billion in 2021, with a year-on-year increase of 43.1%.

To take advantage of the expected rapid growth in China and match the unique demands of the market, BJY has formed a new strategic pattern of comprehensive development of three main sectors, including one-stop solution for video cloud, SaaS service for video cloud application and PaaS service for video cloud technology. BJY plans to continue to focus on expanding new technology paths, cultivating vertical scenarios, and developing AI, while improving customer experience through strategic layout such as software optimization plus hardware adaptation to seize greater market share.

BJY’s Solutions

BJY offers comprehensive video-centric technology solutions that are tailored for the unique demands of the Chinese market. BJY’s solutions fall into three main categorizes:

•	Video-centric SaaS/PaaS solutions;

•	Video-centric cloud related solutions; and

•	Video-centric industry AI solutions.

BJY’s video-centric technology solutions are intended to serve individuals and enterprises of all sizes and industry, providing them with a suite of simple-to-use, highly customizable and widely compatible solutions to support their communications and collaboration demands. BJY believes its video-centric technology solutions present the following compelling value propositions to its customers.

•	Video-centric omni-channel capabilities. Laser-focused on video-centric solutions since BJY’s inception, BJY has self-developed all of its audio and visual engines and accumulated extensive expertise and know-how in designing and implementing enterprise-grade video use cases. BJY also embeds multiple communication functions such as audio and live chat into its solutions to enable more productive communications and collaboration experiences.

•	Cloud-native infrastructure. Leveraging BJY’s cloud computing capability, BJY believes it enables its customers to have expedient, on-demand access to massive resources “over the cloud,” and be relieved from capacity constraints. BJY’s cloud-native infrastructure can scale with its customers as they grow without significant hardware investment or system downtime, and enables cross-device compatibility, including PCs and mobile devices such as smartphones and tablets.

•	Easy-to-integrate functional modules. BJY offers ready-to-use, highly customizable and widely compatible video and audio functionalities in the form of SDKs and APIs, which can be integrated into the business systems and physical infrastructure of its customers. BJY also offers à la carte options that allow customers to select functions that best suit their need.

•	Customizable experiences. BJY supports highly customizable video experiences with its feature-rich functional modules. Supported by the strong research and development capabilities, BJY offers customers tailor-made project-based video-centric solutions to address their specific business or industry demands. Furthermore, BJY offers public and private cloud deployment options carefully tailored to satisfy budgeting and information security considerations of its customers.

•	Reliable performance. BJY believes its robust technology infrastructure is the backbone of its business. BJY believes it can support live streaming for up to 1,000,000 users at the same time, with a latency below 200 milliseconds under typical networking conditions. In addition, BJY provides ongoing customer support and operation maintenance services to safeguard reliable performance.

Video-centric SaaS/PaaS solutions

BJY’s video-centric SaaS/PaaS solutions include live streaming solution, VoD solution and real-time communications (“BRTC”) solution, which are readily deployable by enterprises to support their communications and collaboration demands. BJY’s SaaS/PaaS solutions are used in a wide range of scenarios and industries, including education, finance, medical services, auto industry, IT industry, etc. However, BJY does not collect, retain, store, or use any individual customers data while providing services to millions of end customers.

Live streaming solution

BJY takes pride in the enterprise-grade live streaming experiences it offers, and has cumulatively served over 520 million end users’ visits (including individuals and enterprise clients) since its inception. Backed by content delivery network (“CDN”) nodes deployed across China that are either developed in-house or supplied by reputable third-party CDN service providers, BJY enables stable, smooth and high-quality live streaming experiences even in certain remote areas with weak network connections. By broadly deploying CDN nodes closer to end-users’ location in an automated process, BJY believes it can support massive volumes of concurrent live streaming requests with high-definition and low latency. Its live streaming solution can also assess video quality in real time and automatically adapt the quality of video sources to network conditions. In addition to its low-latency and high-definition features, BJY’s live streaming solution is widely compatible with multiple protocols underlying the video inputs and supports transcoding and processing services at different resolutions, bitrates and frame rates, to suit different needs and application scenarios. Moreover, BJY offers its live streaming solution in the form of SDKs and APIs, which allows for seamless integration with web browser, Android and iOS devices and customizable live streaming experiences.

BJY offers a wide range of value-added services such as recording, editing, playback and real-time beautification effects as well as various interactive functions including live chatting, document sharing, interactive whiteboarding, etc. Furthermore, BJY also embeds multi-level security mechanisms in its live streaming solution, such as anti-leeching, anti-screen capturing and custom watermarking, to shield against video piracy.

BJY offers its live streaming solution primarily on a SaaS basis for a combination of subscription and usage. In the year ended June 30, 2021, BJY had over 837 customers for SaaS-based live streaming solution. In addition, while BJY has developed its live streaming solution to overcome hardware compatibility issues, BJY also supplements certain of its video-centric SaaS/PaaS solutions with hardware manufactured by third parties such as video camera, server, projector, and coding and decoding machines for audio and video signal, to further ensure the quality and reliability of video transmission.

VoD solution

Leveraging its reliable cloud-native infrastructure and industry-leading video capability, BJY offers intuitive cloud-based VoD solution which enables customers to conveniently launch their own online video player. As a trusted provider of VoD solution, BJY has supported approximately 1.5 billion users’ visits for 260 million hours in cumulative playtime since its inception. BJY enables convenient upload function that supports batch upload, large file upload and breakpoint resume upload. Similar to the live streaming solution, BJY’s VoD solution can transcode video files into different formats so that they can be played on different devices. For example, to accommodate mobile users, BJY’s VoD solution allows developers to integrate video features through quick and easy steps with iOS and Android-based SDKs and APIs. BJY’s VoD solution is also compatible with major social media platforms in China, such as WeChat and Weibo, which enables customers to promote their video content by sharing the content to or forward the content on these platforms. BJY also offers video embedding function for those who want to incorporate video content into a WeChat official account or an H5 webpage to reach a wider audience. The VoD solution allows customers to change the logo, skin and other layout settings of the video player to satisfy personalized configuration needs, and provides customers with multi-dimensional data to assess the effectiveness of their video content and adjust their promoting strategies with valuable insights. In order to ensure content security and originality, BJY equips its VoD solution with various tools such as anti-leech and anti-screen capturing protection.

BJY offers its VoD solution primarily on a SaaS basis for a combination of subscription and usage. In the year ended June 30, 2021, BJY had over 548 million customers’ visits for SaaS-based VoD solution.

BRTC solution

BJY also started to offer real-time communications (“RTC”) solutions in 2021 to support omni-channel interactions. BJY has launched six major modules focusing on real-time video, real-time audio, cloud-based recording, interactive live streaming, interactive whiteboarding and intelligent diagnostics and engineering, which serve as building blocks for developers to embed the respective functions into their systems and applications. By pooling communications resources in its cloud servers and distribute them on-demand through readily deployable functional modules in the forms of SDKs and APIs, BJY continues to help its customers improve their communication and operational efficiency. Leveraging its technology infrastructure, BJY’s BRTC solution ensures over 99.99% uptime, and supports secure, smooth and high-quality real-time communications across devices and localities.

BJY offers its BRTC solution on a PaaS basis for which BJY provides both the software and infrastructure needed to enable real-time communications. BJY generally charges its customers for PaaS-based BRTC solution based on usage.

Use cases

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Video-centric solutions for education sector. BJY offers customers in education sectors video-centric solutions with audio capabilities and enables them to deliver highly engaging and interactive learning content. For example, its solutions contain live course function that enables students to participate in class discussions and teachers to take attendance, share courseware, post online quizzes and review real-time results, etc. In addition, its video-centric enables live chatting, document sharing as well as interactive whiteboarding, which can be readily utilized to encourage in-class discussions. Backed by its proprietary video system and technology infrastructure, BJY supports a variety of course formats tailored to different scenarios and education needs, including live video courses, recorded courses, in-person courses and courseware-only courses.

BJY also enables online live courses in various settings, which BJY believes fundamentally differentiate BJY from its competitors. For example, BJY enables 1-on-1 online classes that provide exclusive and immersive learning experiences mimicking in-person tutoring, which is especially useful for scenarios such as oral language training and mock interviews. BJY uses methods including private link, QR code and invitation code to ensure authorized access to designated courses. Leveraging its reliable network infrastructure, BJY enables large-scale interactive online courses that can support thousands of participants in one session. With the self-developed video technology, students can “raise their hands” at class to interact with teachers through real-time video or audio chat, and teachers can use interactive tools such as screen sharing and whiteboarding to illustrate a topic in all dimensions. BJY believes this capability enables BJY’s customers to deliver rich learning experiences in a large scale with low latency, and further helps them to save teaching costs and improve operation efficiency. In the year ended June 30, 2021, BJY’s large-class courses served an accumulation of over 57 million users’ visits, with 57 million hours in cumulative live streaming time. With its robust video technology, BJY supports concurrent, multi-way video communications such as dual-teacher online courses, where tutors are assigned to a traditional one-teacher online classroom to improve the engagement and learning effectiveness of individual students, and capacity-free open courses, where students may join or leave the courses anonymously through an open link. In addition to online course function, BJY’s live streaming capability also helps customers in user acquisition and brand building activities, as potential users may access content and market activities through open links.

•	Communications and collaboration solutions for enterprise customers. BJY believes it empowers enterprise customers across industry verticals, in particular in the finance and medical service industries, to support highly efficient and effective communications and collaboration experiences.

Internal collaboration. Enterprise customers may use BJY’s technology to build internal communications portals where they can communicate and collaborate in an omni-channel manner, such as via live chatting, video and audio conferencing and document sharing, thereby streamlining their collaboration experiences.

Customer acquisition and support. Enterprise customers utilize BJY’s real-time video and audio technologies to establish contact center capabilities to answer customer inquiries, resolve customer complaints and conduct telemarketing campaigns. BJY believes that by enabling more diverse communications channels such as live chat, audio call and video call as compared to traditional on-premise contact centers relied on telecom-based phone call, customers who deploy its solutions can differentiate themselves from peers, therefore driving customer satisfaction and excelling from intense market competition.

Internal training. Enterprises can deploy BJY’s solutions to organize their internal training sessions, which allow for both self-studying recorded courses and enterprise-wide interactive live training. BJY believes video-based internal training can significantly increase participation and save costs as compared traditional face-to-face training.

Branding and marketing. Enterprises may use BJY’s solutions to build their own live streaming e-commerce platform to showcase their demos and products and effectively boost sales. BJY also enables enterprise customers to host internal training as well as promotional events such as roadshows and user conferences.

•	IT solutions for social entertainment sector. BJY believes traditional live streaming, such as those involving live dancing or singing performances of a streamer, offers limited interactive options on the audience side. With BJY’s solutions, audiences are able to interact with streamers in real time through multiple channels such as video and audio. In online game streaming scenarios, streamers can share with audiences their real-time “battlefields” while commenting their in-game motions. Streamers can also co-stream in “PK” model using BJY’s solutions, i.e., to engage in real-time “battles” for dancing, singing or other performances.

Video-centric cloud related solutions

Leveraging its enterprise-grade video capabilities, BJY has been rapidly expanding the application scenarios of its video-centric solutions across a wide range of industry verticals including educational institutions, IT, finance, media and advertising, and e-commerce. BJY’s video-centric cloud related solutions primarily include online school solution, video conferencing and enterprise training solution.

Online school solution

In addition to supporting the customers’ various course offerings, BJY is dedicated to offering a one-stop, cloud-based solution that helps customers in education sectors enroll students, deliver courses, evaluate learning results and manage daily operations. To that end, BJY’s integrated online school solution incorporates well-designed tools covering all of the key activities involved in the online learning process, such as various course scenarios, live-streaming courses, VoD courses, exam and assessment, online school management. Furthermore, BJY empowers customers to provide superior user experience by integrating comprehensive and ready-to-use school management and sales and marketing capabilities into its cloud solution.

•	Course preparation. BJY helps organize its online education customers’ knowledge management system, which may be used to store courseware and other course materials and can group course materials by subject, grade or learning objective, and can be easily accessed by end-users and incorporated into tailor-made course materials. The various course administration functions allow teachers to create new courses, edit course information, upload course materials and arrange course curricula with ease.

•	Homework, exercise and academic assessment. End users of BJY’s online school solutions may access online question bank and quizzes to complete homework and academic assessment. BJY’s question bank tool supports all sorts of objective question formats with detailed explanation and answers for daily exercise and academic assessment process. Its customers can assort questions into different topics and based on their respective difficulty levels and related key takeaways to enable tailored sets of questions for students’ respective weaknesses and areas of improvement. BJY’s data-driven insights such as homework submission rate, student ranking and correct/wrong answer rate can be utilized to adjust teaching agenda in order to better address weaknesses or areas for improvement. BJY also assists teachers in various forms of academic assessments catering to their diverse needs. They can design, schedule, distribute and easily grade assessments for a range of assessment scenarios, from short quizzes to mid-term and final exams. Leveraging BJY’s data analytics capabilities, teachers can generate in-depth reports on grades and missed questions on both class-wide and individual levels, which enables valuable insights on future teaching efforts.

•	Administration. BJY’s online school solution allows students to log in through username/password combination, social media account information or OTP-based authentication code, which ensures flexibility as well as the security of personal accounts. The customers may also assign several administrator accounts to supervise the course delivery process. For example, they may access screenshots of an online classroom that are automatically saved at designed intervals during a live course or enter into an online classroom in “invisible” mode to evaluate teachers and students’ real daily performance. BJY also tracks students’ purchasing orders and remaining learning hours dynamically. The customers may arrange courses based on students’ demands as well as teachers’ availability through the easy-to-navigate interface and deduct the remaining learning hours of the students accordingly. In addition, the system also enables an overview of business operations, including total revenue, number of students, teachers and tutors as well number of courses and purchasing orders through the unified user interface, allowing efficient central management.

•	Sales and marketing. The intuitive user interface of BJY’s online school solution presents a unified display of various sales and marketing functions on the administrator’s end, including personal work record, ticket tracking and customer profile. Moreover, BJY collects and analyzes various behavioral data generated at its system such as purchasing data and class participation data with BJY’s proprietary data-driven algorithms to enable informed sales and marketing efforts. BJY also equips its solution with the capabilities to organize online promotional events to facilitate the conversion from non-paying users to paying users. For example, BJY offers a useful tool to help generate user benefits such as coupons, vouchers and group discounts in a customizable manner, so that its customers can set their own promotional strategies by employing one or more of them. The customers can track the benefits claimed but unused and follow up with students to close the sale. BJY also supports the seamless integration with all major third-party payment platforms to assist its customers in order management. In addition, BJY incorporates a credit awarding system to encourage user engagement. Under this system, users will be awarded credits for online activities such as signup, subscribing courses, completing personal information, submitting housework assignments, reviewing teachers’ performances and sharing courses with friends, and then use the credits to redeem courses. BJY believes this tool can effectively help its customers to attract new students and retain existing ones.

BJY primarily offers its online school solution on a project basis. In the year ended June 30, 2021, BJY had over 122 customers for its online school solution.

Video conferencing solution

BJY believes its video conference solution enables customers to have reliable and interactive collaboration experiences through video conferencing across disparate devices and scattered worksites. BJY supports high-resolution real-time video and audio feeds from multiple locations with its latest multi-regional multi-center network infrastructure, to deliver reliable and interactive video-conferencing experience that BJY believes is akin to conventional in-person conferences. BJY also provides various supporting functions, such as conference scheduling, calendar invitation and virtual conference room administration, through an intuitive user interface. Customers can also control microphone and camera and edit conference encryption and accessibility information with ease through BJY’s video conferencing system. During a meeting, participants can interact through live chat, document sharing, screen sharing and digital whiteboarding to improve efficiency. In addition, it supports both cloud-based recording and local recording and enables participants and the host to generate a cloud-based playback link after each meeting session. Moreover, the video conferencing system is compatible with major operating systems and hardware and devices, including less sophisticated legacy on-premise video systems, which helps customers minimize deployment cycle and save costs. Meanwhile, benefiting from such combability, end users can join the meetings through diverse terminals including PCs, TVs and mobiles devices including smartphones and tablets with just one click. BJY also supports various customized options including private cloud deployment, where the data and information generated from intra-organizational communications are isolated and encrypted to ensure heightened security and privacy.

BJY primarily offers its video conferencing solution in the form of software on a project basis.

Enterprise training solution

BJY offers a comprehensive solution targeting at large-scale, tasked-based enterprise training, to help customers share knowledge, teach skills and convey important information. BJY believes that apart from the low-latency, highly engaging training experiences backed by its industry-leading video capabilities and technology infrastructure, BJY enterprises training solution differentiates itself from competitors through its comprehensive supporting functions. The enterprise training system allows customers to create their own video training templates, upload training materials and compile online quizzes to evaluate their employees’ mastery of designated skillsets and the effectiveness of training sessions. Customer may even introduce a ranking and awarding system supported to improve training results. Moreover, the customers can also establish an internal community for employees to discuss knowledge points and share their learning and working experiences to further enhance engagement.

BJY primarily offers its enterprise training solution in the form of software on a project basis.

Video-centric industry AI solutions

BJY believes it combines cutting-edge AI technology with real-world scenarios to empower innovative use cases and application scenarios in multiple industry verticals.

BJY’s intelligent industry solutions are predicated on image analysis and recognition technology that it developed in-house using deep learning algorithms, and BJY believes its solutions are able to achieve high-precision detection and identification. The head count function, which accurately identifies entry and exit status and walking trajectory, can be deployed by schools, exhibitions and other public places for crowd statistics analysis. The skeleton point recognition function analyzes postures of the human body and is suitable for sports training, dance classes and monitoring of abnormal behaviors during exams. In addition, gesture recognition function intelligently captures and recognizes gestures in pictures and videos, and outputs the recognition results for interactive live streaming scenarios such as sign language and early childhood education. Furthermore, the indicator light identification function helps factories use machines to identify indicator lights of different colors, therefore detecting technical issues in real time and reducing manual workload and cost.

BJY’s customizable intelligent industry solutions have significant potential for application in industries such as education, retail, public affairs and industrial manufacturing.

BJY’s Technologies

Technologies underpin BJY’s high-quality solutions and operational efficiency.

•	RTC video technology. BJY believes its industry-leading RTC video capabilities are at the core of its business. BJY uses its proprietary technologies to capture and synchronize video and audio streams, and pre-process such raw streams to reduce noise, eliminate echo and enhance volume and/or resolution, and allows end users to add beautification, virtual background and other special effects to video and audio streams in real time to improve streaming quality. BJY then utilizes industry-leading encoding and decoding technologies to compress and decompress the streams before and after transmission. Specifically, BJY deploys C++ for video decoding, which greatly reduces latency on the streaming side to one to three seconds, far exceeding the performances of industry peers. The live streaming solution is compatible with multiple protocols underlying the video inputs and supports transcoding and processing services at different resolutions, bitrates and frame rates, to suit different needs and application scenarios. BJY can also assess video quality in real time and automatically adapt the quality of video sources to network conditions.

•	Technology infrastructure. BJY believes its cloud-based network architecture allows for high combability, availability and scalability of its video-centric solutions. It can support live large-class courses with a latency below 200 milliseconds for upon to 1,000,000 users simultaneously. Backed by CDN nodes deployed across China that are either developed in-house or supplied by reputable third-party CDN service providers, BJY enables stable, smooth and high-quality live streaming experiences even in certain remote areas with weak network connections. BJY also selects the optimal CDN nodes closer to where end-users are located in an automated process to achieve consistently high performance. In addition, BJY deploys edge nodes coupled with Border Gateway Protocol (BGP) network nodes to safeguard the “last-mile” transmission and reduce costs. Moreover, BJY’s network infrastructure is based upon both the Transmission Control Protocol (TCP) and the User Datagram Protocol (UDP), which prioritizes lower latency as compared to TCP, to adapt to different use cases.

•	Artificial intelligence. BJY utilizes AI technologies in the video processing and transmission, among other processes. For example, BJY detects human faces in video streams and applies selected beautification effects in a dynamic manner.

•	Big data analytics. BJY applies big data analytics broadly in its operations to provide insights and guidance for the decision-making process of its customers. For example, BJY leverages technologies such as computer graphics, image processing, computer vision and computer-aided design to convert data into graphics or images for display and allow interactive processing in such data display to help customers understand and analyze the data in an effective way.

Data Privacy and Protection

BJY has access to certain data and information of enterprises which use its video-centric solutions. BJY may also have access to certain personal data and information of its customers’ end-users. Specifically, for BJY’s solutions deployed on public cloud, data and information are safely encrypted and stored in cloud servers, where customers can access as needed only with appropriate authorization. BJY does not have access to data and information of customers which use its solutions deployed on private cloud.

BJY is committed to protecting its customers’ data and privacy and has designed protocols on data collection, transmission, storage and usage to ensure compliance with applicable laws and regulations. In addition, BJY’s agreements with customers generally include a confidentiality clause under which BJY is obligated not to disclose or otherwise misappropriate the data and information of its customers or their end-users.

BJY takes safety precautions to maintain its technology infrastructure and protect its data and information, and is dedicated to upgrading its security programs to better meet growing customer needs, updated regulatory requirements, and the evolving security threat landscape. BJY has implemented detailed policies regarding system operation and maintenance, information security and management, and data backup and disaster recovery. BJY’s technological infrastructure applies safeguards such as web application firewalls to further ensure data security. As a general principle, data and information in relation to BJY’s business operations can only be accessed by its employees with designated authorization level. BJY enters into confidentiality agreements with its employees who have access to BJY’s data and information. The confidentiality agreements provide that, among others, these employees are legally obligated not to disclose or otherwise misappropriate confidential data and information in possession as a result of their employment. Such employees are also legally obligated to surrender all confidential data and information in possession upon resigning and to maintain their confidentiality obligations afterwards. They bear compensation liability if they breach their confidentiality obligations or otherwise commit misconduct resulting in leakage of BJY’s confidential data and information. Furthermore, BJY’s agreements with business partners generally include a confidentiality clause under which they are legally obligated not to disclose or misappropriate confidential data and information in possession as a result of their relationship with BJY.

As of the date of this proxy statement, BJY has not received any claim from any third party against it on the ground of infringement of such party’s right to data protection as prescribed by applicable laws and regulations in China and other jurisdictions, and BJY has not experienced any material data loss or breach incidents.

Sales and Marketing

BJY promotes its brand and markets its video-centric solutions primarily through its experienced sales and marketing team, which consists of 96 personnel in the year ended June 30, 2021. The sales and marketing team is responsible for selling to prospective customers, renewing existing subscriptions, and identifying cross-selling opportunities.

To market its products and solutions, BJY has not only established an online presence but also has actively participated in offline industry events and other events to improve its brand image and influence in the industry.

Customers and Customer Support

BJY’s Customers

BJY believes that with its robust technology infrastructure and comprehensive solution offerings, it has accumulated a loyal and diversified customer base. In the year ended June 30, 2021, BJY served a total of approximately 2404 customers. BJY’s customers operate in a broad range of industries, including but not limited to education, finance, medical services and IT.

BJY’s Customer Support

BJY endeavors to improve customer experience and drive customer satisfaction at each juncture, from on-board training to post-sale support. BJY offers service level agreements on most of its solutions, which represent BJY’s service level commitments to customers and motivate itself to meet or exceed customers’ expectations. The customer support team is staffed with experienced agents and engineers trained in technology diagnostics and engineering to offer around-the-clock customer services via phone, live chat and built-in help desk. The customer support team also monitors service quality regularly to identify issues and offer assistance. In addition, BJY offers various self-service options on its website, including helper libraries, user guides and a wide range of code samples. As the customers grow, BJY may assign them to a dedicated support team to attend to their specific needs and ensure their continued satisfaction.

Competition

BJY offers a broad range of video-centric solutions and, as a result, BJY may compete with a wide range of video-centric solution providers in China and globally. BJY believes that BJY competes favorably on the basis of robust video technology, application of advanced technologies in industry solutions, effectiveness of customer services and sales and marketing efforts, and track record and brand recognition.

The industry in which BJY operates include a number of enterprises that may or may not directly compete with BJY. BJY considers that its competitors fall into three different business lines: (i) companies that provide real time engagement services via companies’ cloud computing platform, (ii) companies that offer customized software that are installed on customer’s own cloud computing platform, and (iii) companies that provide systematic solutions to customers by integrating customized software into hardware. Some of these enterprises, including BJY’s competitors, have greater financial, technological and other resources, greater brand recognitions, larger sales and marketing budgets and larger intellectual property portfolios. As a result, certain of the competitors may be able to respond more quickly and effectively than BJY can to new or evolving opportunities, technologies, standards or customer requirements. In addition, some competitors may offer products or services that address one or a limited number of functions at lower prices, with greater depth than BJY’s solutions or in geographies where BJY does not operate. BJY expects competition to intensify in the future, with the introduction of new technologies and market entrants. Moreover, as BJY expands the scope of its solutions and services, BJY may face additional competition.

Research and Development

Since BJY’s inception, BJY believes it has internally developed substantially all core technologies underlying its video-centric solutions based on open-source software components. BJY is committed to constantly improving its technological capabilities and attracting and cultivating technology talents to stay ahead of the rapidly involving industry trends and market demands. In the year ended June 30, 2021, BJY had a stable and dedicated research and development team of approximately 243 members, whose expertise spans a broad range of related fields, from video RTC, cloud computing, CDN infrastructure, artificial intelligence and big data analytics, to operational and infrastructure maintenance. As of June 30, 2021, BJY’s research and development personnel had an average of 7 years of relevant industry experience and had been with BJY for an average of 2.4 years.

Properties

BJY’s principal executive offices are located in Beijing. In the year ended June 30, 2021, BJY leased and occupied its office space with an aggregate floor area of approximately 1,083 square meters in Beijing, BJY also maintains other leased offices in other cities in China totaling approximately 5,332 square meters. BJY leases its premises from unrelated third parties under operating lease agreements. The lease terms for all of BJY’s leased properties in the year ended June 30, 2021 ranged from one year to five years.

BJY believes its existing leased facilities are adequate for its current business operations and that additional facilities can be obtained on commercially reasonable terms to accommodate BJY’s future expansion plans.

Intellectual Property

BJY depends upon a combination of trade secret, misappropriation, copyright, trademark, computer fraud and other laws; registration of patents, copyrights and trademarks; nondisclosure, noncompetition and other contractual provisions with employees; and technical measures to protect its proprietary rights in the software, trademarks and other intellectual property.

As of June 30, 2021, BJY was the registered holder of 68 software copyrights, 24 patents, 43 domain names and 31 trademarks in China. In addition, BJY had filed 15 patent applications in China as of the same date.

Employees

As of June 30, 2021, BJY had a total of 418 employees, 149 of which were based in its principal executive offices in Beijing. As of December 31, 2021, BJY had a total of 459 employees, 164 of which were based in its principal executive offices in Beijing. The following table sets forth the breakdown of BJY’s employees on December 31, 2021 by function.

Function	Number of Employees	% of Total
Operations	38	8
Research and development	268	58
Sales and marketing	114	25
General administration	39	9
Total	459	100.0%

BJY values the services and contribution by its qualified personnel. BJY believes that its compensation and benefits packages are competitive within its industry. BJY offers its employees salaries, performance-based cash bonuses and other incentives. BJY makes contributions to social insurance and housing provident funds as required under PRC laws and regulations. In addition, BJY plans to provide some of its employees with share awards to align their interests more closely with BJY’s growth. To maintain the continued success, BJY has established training systems, under which BJY provides comprehensive on-board and regular continuing trainings for its employees. BJY has not experienced any major labor disputes and BJY believes that it maintains good working relationships with its employees.

BJY enters into individual employment agreements with certain of its employees to cover matters such as salaries, benefits and grounds for termination. BJY also enters into standard confidentiality and non-compete agreements with all of its full-time employees and employees that are directly involved in R&D and service provision.

Legal Proceedings

From time to time, BJY may become a party to legal or administrative proceedings arising in the ordinary course of its business. BJY is currently not a party to, and is not aware of any threat of, any legal or administrative proceedings that, in the opinion of BJY’s management, is likely to have a material adverse effect on its business, financial condition, or results of operations.

Government Regulations

Set forth below is a summary of the most significant rules and regulations that affect BJY’s business activities in China, or the rights of ListCo's shareholders to receive dividends and other distributions from ListCo after the consummation of the Merger.

Regulations Related to Foreign Investment

Investment activities in China by foreign investors are principally governed by the Catalog of Industries for Encouraging Foreign Investment (the "Encouraged Industries Catalog") and the Special Administrative Measures for Foreign Investment Access (Negative List) (Edition 2021) (the "Negative List"), which were promulgated and are amended from time to time by the Ministry of Commerce (the "MOFCOM") and the National Development and Reform Commission (the "NDRC"), and together with the PRC Foreign Investment Law (the "FIL"), and their respective implementation rules and ancillary regulations.

The Encouraged Industries Catalog and the Negative List lay out the basic framework for foreign investment in China, classifying businesses into three categories in terms of the level of participation permitted to foreign investment: "encouraged," "restricted" and "prohibited". Industries not listed in the Encouraged Industries Catalog are generally deemed as falling into a fourth category of "permitted" industries unless specifically restricted by other PRC laws. The Negative List sets forth the industries in which foreign investments are restricted or prohibited. The current effective Encouraged Industries Catalog is the 2020 version which became effective on January 27, 2021, and the 2022 version of the Encouraged Industries Catalog was released for public comments on May 10, 2022. The current effective Negative List is the 2021 version which came into force on January 1, 2022.

On March 15, 2019, the National People's Congress (the "NPC") promulgated the FIL, which became effective on January 1, 2020, and replaced the main body of laws and regulations then governing foreign investment in China. Pursuant to the FIL, "foreign investments" refer to investment activities conducted by foreign investors directly or indirectly in China, which include any of the following circumstances: (1) foreign investors setting up foreign-invested enterprises in China solely or jointly with other investors, (2) foreign investors obtaining shares, equity interests, interests in property or other similar rights and interests of enterprises within China, (3) foreign investors investing in new projects in China solely or jointly with other investors, and (4) investment by other means as specified in laws, administrative regulations, or as stipulated by the State Council.

According to the FIL, foreign investment shall enjoy pre-entry national treatment, except for those foreign invested entities that operate in industries deemed to be either "restricted" or "prohibited" in the Negative List. The FIL provides that foreign invested entities operating in "restricted" or "prohibited" industries will require entry clearance and other approvals. In particular, the Chinese government heavily regulates the internet industry, including relevant market access restrictions and limitations on foreign investment, license and permit requirements for service provides in the internet industry. Since some of the laws, regulations, and legal requirements with respect to the internet are relatively new and evolving, their interpretation and enforcement involve significant uncertainties.

On December 26, 2019, the State Council promulgated the Implementing Rules of the Foreign Investment Law, which became effective on January 1, 2020. The implementation rules further clarified that the state encourages and promotes foreign investment, protects the lawful rights and interests of foreign investors, regulates foreign investment administration, continues to optimize foreign investment environment, and advances a higher-level of openness.

On December 30, 2019, MOFCOM and the State Administration for Market Regulation (the "SAMR") jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the Measures for Information Reporting on Foreign Investment, where a foreign investor carries out investment activities in China directly or indirectly, the foreign investor or the foreign-invested enterprise shall submit information relating to the investment to the competent commerce department.

Regulations Related to Value-Added Telecommunications Services

The Telecommunications Regulations of the PRC (the "Telecom Regulations"), which was promulgated by the State Council on September 25, 2000, and most recently amended on February 6, 2016, provides the regulatory framework for telecommunications service providers in China. The Telecom Regulations classifies telecommunications services into basic telecommunications services and value-added telecommunications services. Providers of value-added telecommunications services are required to obtain a license prior to commencing operations from the MIIT or its provincial level counterparts. According to the Catalog of Telecommunications Services, attached to the Telecom Regulations and most recently amended by the MIIT on June 6, 2019, information services provided via public communication network or the internet are value-added telecommunications services.

On March 5, 2009, the MIIT issued the Measures on the Administration of Telecommunications Business Operating Permits (the “Telecom License Measures”), which was amended on July 3, 2017, effective on September 1, 2017, to supplement the Telecom Regulations. The Telecom License Measures provide that there are two types of telecommunications operating licenses in China, one for basic telecommunication services and one for value-added telecommunications services. A distinction is also made to licenses for value-added telecommunications services (the “VAT License”) as to whether a license is granted for “intra-provincial” or “trans-regional” (inter-provincial) activities. An appendix to each license granted will detail the permitted activities of the enterprise to which it was granted. An approved telecommunication services operator must conduct its business in accordance with the specifications recorded in its telecommunication license.

The Provisions on the Administration of Foreign Invested Telecommunications Enterprises, (the “FITE Regulations”) promulgated by the State Council on December 11, 2001, and most recently amended on March 29, 2022, effective on May 1, 2022, requires that in general, the foreign party to a foreign-invested telecommunications enterprise (“FITE”) engaging in value-added telecommunications services may hold up to 50% of the equity of the FITE, of which the geographical area it may conduct telecommunications services is provided by the MIIT in accordance with relevant provisions as mentioned above.

On June 30, 2016, the MIIT issued an Announcement of the Ministry of Industry and Information Technology on Issues Concerning the Provision of Telecommunication Services in Mainland China by Service Providers from Hong Kong and Macau (the “MIIT Announcement”), which provides that investors from Hong Kong and Macau may hold no more than 50% of the equity in FITEs engaging in certain specified categories of value-added telecommunications services.

On July 13, 2016, the MIIT issued the Notice of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services (the “MIIT Notice”), which reiterates certain provisions of the FITE Regulations. In addition to the provisions stated in FITE Regulations, the MIIT Notice further provides that a domestic company that holds a value-added telecommunication license is prohibited from leasing, transferring, or selling the value-added telecommunication license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors to conduct value-added telecommunications businesses illegally in China. The MIIT Notice also requires each value-added telecommunication license holder to have appropriate facilities for its approved business operations and to maintain such facilities in the regions covered by its license, and specifically, with regard to the domain names and trademarks, the MIIT Notice required that trademarks and domain names that are used in the provision of internet content services must be owned by the ICP License holder or its shareholders.

Due to a lack of interpretative materials from the relevant PRC governmental authorities, there are uncertainties regarding whether PRC governmental authorities would consider BJY’s corporate structure and contractual arrangements to constitute foreign ownership of a value-added telecommunications business. In order to comply with PRC regulatory requirements, BJY operates a significant portion of its business through its VIE, with which BJY has contractual relationships but in which BJY does not have an actual ownership interest. If BJY’s current ownership structure is found to be in violation of current or future PRC laws, rules, or regulations regarding the legality of foreign investment in the PRC internet sector, BJY could be subject to severe penalties.

Regulations Related to Internet Information Services

The Administrative Measures on Internet Information Services (the “Internet Content Measures”), which was promulgated by the State Council on September 25, 2000, and amended on January 8, 2011, set out guidelines on the provision of internet information services. The Internet Content Measures classify internet information services into commercial internet information services and non-commercial internet information services, and commercial internet information services refer to services that provide information or services to internet users with charge. A provider of commercial internet information services must obtain an internet content provider license (the “ICP License”), and prior to the application for such ICP License from the MIIT or its local branch at the provincial or municipal level, entities providing online information services regarding news, publishing, education, medicine, health, pharmaceuticals, and medical equipment must procure the consent of the national authorities responsible for such areas.

In addition to the approval and license requirements, various ministries and agencies in the PRC, including the MIIT, the News Office of the State Council, the Ministry of Culture and Tourism and the General Administration of Press and Publication, have promulgated multiple measures relating to internet content, all of which specifically prohibit internet activities that result in the dissemination of any content that infringes the legal rights of others, is found to contain pornography, promote gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets. For example, the Internet Content Measures specify a list of prohibited content. Internet information providers are prohibited from producing, copying, publishing, or distributing information that is humiliating or defamatory to others or that infringes the legal rights of others. Internet information providers that violate these measures may face criminal charges or administrative sanctions, such as fines, revoking any relevant business operation licenses. Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the content immediately, keep a record of such content and report to the relevant authorities. On December 15, 2019, CAC promulgated the Provisions on Ecological Governance of Network Information Content, which became effective on March 1, 2020, to further regulate the network information and content.

Regulation on Information Security and Censorship

The SCNPC enacted the Decisions on the Maintenance of Internet Security on December 28, 2000, which was amended on August 27, 2009. Such decision makes it unlawful to: (1) gain improper entry into a computer or system of strategic importance; (2) disseminate politically disruptive information; (3) leak state secrets; (4) spread false commercial information; or (5) infringe intellectual property rights. The Ministry of Public Security has promulgated measures as below that prohibit the use of the internet in ways which, among other things, result in a leakage of state secrets or distribution of socially destabilizing content. The Ministry of Public Security has supervision and inspection rights in this regard.

On December 16, 1997, the Ministry of Public Security issued the Administration Measures on the Security Protection of Computer Information Network with International Connections which was amended on January 8, 2011. Such administration measures prohibit using the internet to leak state secrets or to spread socially destabilizing materials. If any operating license holder violates these measures, the PRC government may revoke its operating license and shut down its websites. Pursuant to the Ninth Amendment to the Criminal Law issued by the SCNPC on August 29, 2015 and becoming effective on November 1, 2015, any internet services provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, will be subject to criminal liability for (1) any dissemination of illegal information in large scale, (2) any severe effect due to the leakage of the client’s information, (3) any serious loss of evidence of criminal activities or (4) other severe situations, and any individual or entity that (a) sells or provides personal information to others unlawfully or (b) steals or illegally obtains any personal information, will be subject to criminal liability in severe situations.

The Provisions on Technological Measures for Internet Security Protection (the “Internet Security Protection Measures”) promulgated on December 13, 2005 by the Ministry of Public Security require all internet services providers to keep records of certain information about their users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations. Under these measures, value-added telecommunications services license holders must regularly update information security and content control systems for their websites and must also report any public dissemination of prohibited content to local public security authorities. If a value-added telecommunications services license holder violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

The Communication Network Security Protection Administrative Measures, which were promulgated by the MIIT on January 21, 2010, require that all communication network operators, including telecommunications service providers and Internet domain name service providers, divide their own communication networks into units. These communication network units shall be rated in accordance with degree of damage to national security, economic operation, social order, and public interest in the event a unit is damaged. Communication network operators must file the division and ratings of their communication networks with the MIIT or its local counterparts. If a communication network operator violates these measures, the MIIT or its local counterparts may order rectification or impose a fine up to RMB30,000 in case a violation is not duly rectified.

On November 7, 2016, the SCNPC promulgated the PRC Cybersecurity Law, which took effect on June 1, 2017. The PRC Cybersecurity Law applies to the construction, operation, maintenance, and use of networks as well as the supervision and administration of internet security in the PRC. The PRC Cybersecurity Law defines “networks” as systems that are composed of computers or other information terminals and relevant facilities used for the purpose of collecting, storing, transmitting, exchanging, and processing information in accordance with certain rules and procedures. “Network operators,” who are broadly defined as owners and administrator of networks and network service providers, shall meet their cybersecurity obligations and take technical measures and other necessary measures to protect the safety and stability of their networks. Under the Cybersecurity Law, network operators are subject to various security protection-related obligations, including:

•	complying with security protection obligations in accordance with tiered requirements with respect to maintenance of the security of internet systems, which include formulating internal security management rules and developing manuals, appointing personnel who will be responsible for internet security, adopting technical measures to prevent computer viruses and activities that threaten internet security, adopting technical measures to monitor and record status of network operations, holding internet security training events, retaining user logs for at least six months, and adopting measures such as data classification, key data backup, and encryption for the purpose of securing networks from interference, vandalism, or unauthorized visits, and preventing network data from leakage, theft, or tampering;

•	verifying users’ identities before signing agreements or providing services such as network access, domain name registration, landline telephone or mobile phone access, information publishing, or real-time communication services;

•	clearly indicating the purposes, methods and scope of the information collection, the use of information collection, and obtain the consent of those from whom the information is collected when collecting or using personal information;

•	strictly preserving the privacy of user information they collect, and establish and maintain systems to protect user privacy; and

•	strengthening management of information published by users. When the network operators discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, saving relevant records, and reporting to the relevant governmental agencies.

In December 2021, the CAC and several other administrations jointly promulgated the Review Measures which became effective on February 15, 2022. According to the Review Measures, to the extent the purchase of network products and services by a critical information infrastructure operator or the data processing activities conducted by a “network platform operator” affect or may affect national security, a cybersecurity review shall be conducted pursuant to the Review Measures. The Review Measures also expand the cybersecurity review to “internet platform operators” in possession of personal information of over one million users if such operators intend to list their securities “in a foreign country”. Furthermore, relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities “affect or may affect national security”. Since the Review Measures are relatively new, significant uncertainties exist in relation to their interpretation and implementation. Additionally, the Review Measures do not provide the exact scope of “network platform operator” or the circumstances that would “affect or may affect national security”.

In addition, on November 14, 2021, the CAC released the consultation draft of the Network Data Security Management Regulations for public comment. According to the Network Data Security Management Regulations, data processors shall apply for a cybersecurity review when carrying out the following activities: (i) a merger, reorganization or separation of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests, which affect or may affect national security; (ii) data processors that handle personal information of more than one million people contemplating to list its securities on a foreign stock exchange; (iii) data processors contemplating to list its securities on a stock exchange in Hong Kong, which affects or may affect national security; and (iv) other data processing activities that affect or may affect national security. Among others, it further requires that a data processor who processes important data or who is listed overseas shall complete an annual data security assessment either self-conducted or conducted by a data security service organization engaged, and before January 31 of each year, submit the annual data security assessment report of the previous year to the local cyberspace affairs administration department. As of the date of this proxy statement, the Network Data Security Management Regulations was released for public comment only, and no interpretation or implementation rules for this proposed regulation have been issued by the CAC or any other PRC regulatory authorities. It remains uncertain when the Network Data Security Management Regulations will be adopted and become effective and whether it will be adopted as it was initial proposed.

On November 15, 2018, the Cyberspace Administration issued the Provisions on Security Assessment of the Internet Information Services with Public Opinion Attributes or Social Mobilization Capacity, which came into effect on November 30, 2018. The provisions require internet information providers to conduct security assessments on their internet information services if their services include forums, blogs, microblogs, chat rooms, communication groups, public accounts, short-form videos, online live-streaming, information sharing, mini programs or other functions that provide channels for the public to express opinions or have the capability of mobilizing the public to engage in specific activities. Internet information providers must conduct self-assessment on, among other things, the legality of new technology involved in the services and the effectiveness of security risk prevention measures and file the assessment report with the local competent cyberspace administration authority and public security authority.

Internet security in China is also regulated and restricted from a national security standpoint. On July 1, 2015, the SCNPC promulgated the new National Security Law, which took effect on the same date and replaced the former National Security Law promulgated in 1993. According to the new National Security Law, the state shall ensure that the information system and data in important areas are secure and controllable. In addition, according to the new National Security Law, the state shall establish national security review and supervision institutions and mechanisms and conduct national security reviews of key technologies and IT products and services that affect or may affect national security. There are uncertainties on how the new National Security Law will be implemented in practice.

Regulation on Privacy Protection

On December 28, 2012, the SCNPC enacted the Decision to Enhance the Protection of Network Information (the “Information Protection Decision”) to enhance the protection of user personal information in electronic form. The Information Protection Decision provides that internet services providers must expressly inform their users of the purpose, manner and scope of the internet services providers’ collection and use of user personal information, publish the internet services providers’ standards for their collection and use of user personal information, and collect and use user personal information only with the consent of the users and only within the scope of such consent. The Information Protection Decision also mandates that internet services providers and their employees must keep strictly confidential user personal information that they collect, and that internet services providers must take such technical and other measures as are necessary to safeguard the information against disclosure.

On July 16, 2013, the MIIT issued the Order for the Protection of Telecommunication and Internet User Personal Information (the “Order”). Most of the requirements under the Order that are relevant to internet services providers are consistent with the requirements already established under the MIIT provisions discussed above, except that under the Order the requirements are often stricter and have a wider scope. If an internet services provider wishes to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Further, it must disclose to its users the purpose, method, and scope of any such collection or use, and must obtain consent from the users whose information is being collected or used. Internet services providers are also required to establish and publish their protocols relating to personal information collection or use, keep any collected information strictly confidential, and take technological and other measures to maintain the security of such information. Internet services providers are also required to cease any collection or use of the user personal information, and de-register the relevant user account, when a given user stops using the relevant internet service. Internet services providers are further prohibited from divulging, distorting, or destroying any such personal information, or selling or providing such information unlawfully to other parties. The Order states, in broad terms, that violators may face warnings, fines, and disclosure to the public and, in the most severe cases, criminal liability.

On January 5, 2015, the State Administration for Industry and Commerce (“SAIC”) promulgated the Measures on Punishment for Infringement of Consumer Rights, which was most amended on October 23, 2020, pursuant to which business operators collecting and using personal information of consumers must comply with the principles of legitimacy, propriety and necessity, specify the purpose, method and scope of collection and use of the information, and obtain the consent of the consumers whose personal information is to be collected. Business operators may not (1) collect or use personal information of consumers without their consent, (2) unlawfully divulge, sell, or provide personal information of consumers to others or (3) send commercial information to consumers without their consent or request, or when a consumer has explicitly declined to receive such information.

Regulations Related to Intellectual Property Rights

Trademarks

On August 23, 1982, the SCNPC promulgated the Trademark Law of the PRC (the “Trademark Law”), which was amended in 1993, 2001, 2013 and 2019. The Implementation Regulation for the Trademark Law promulgated by the State Council came into effect on September 15, 2002 and was further amended on April 29, 2014.

Under the Trademark Law and the implementing regulation, the Trademark Office of the State Administration for Market Regulation, or the Trademark Office, is responsible for the registration and administration of trademarks. The Trademark Office handles trademark registrations. As with patents, China has adopted a “first-to-file” principle for trademark registration. If two or more applicants apply for registration of identical or similar trademarks for the same or similar commodities, the application that was filed first will receive preliminary approval and will be publicly announced. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within 12 months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years.

In addition to the above, the SAIC has established a Trademark Review and Adjudication Board for resolving trademark disputes. According to the Trademark Law, within three months since the date of the announcement of a preliminarily validated trademark, if a titleholder is of the view that is such trademark in application is identical or similar to its registered trademark for the same type of commodities or similar commodities which violates relevant provisions of the Trademark Law, such titleholder may raise an objection to the Trademark Office within the aforesaid period. In such event, the Trademark Office shall consider the facts and grounds submitted by both the dissenting party and the party being challenged and shall decide on whether the registration is allowed within 12 months upon the expiration of the announcement after investigation and verification and notify the dissenting party and the person challenged in writing.

Patents

The National People’s Congress adopted the Patent Law of the People’s Republic of China in 1984 and amended it in 1992, 2000, 2008 and 2020 respectively, with the latest amendment coming into effect on June 1, 2021.

A patentable invention, utility model or design must meet three conditions: novelty, inventiveness, and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining, and approving patent applications. A patent is valid for a twenty-year term for an invention, a ten-year term for a utility model and a fifteen-year term for a design, starting from the application date. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.

Copyrights

On September 7, 1990, the SCNPC promulgated the Copyright Law, which took effect on June 1, 1991, and was amended in 2001, 2010 and 2020, with the latest amendment coming into effect on June 1, 2021. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center.

In order to further implement the Computer Software Protection Regulations promulgated by the State Council on June 4, 1991, and amended on January 30, 2013, the National Copyright Administration (“NCA”) issued the Computer Software Copyright Registration Procedures on April 6, 1992, and amended on February 20, 2002, which specify detailed procedures and requirements with respect to the registration of software copyrights. The China Copyright Protection Center shall grant registration certificates to the computer software copyrights applicants which meet the requirements of both the software copyright registration procedures and the computer software protection regulations.

Domain Names

The MIIT promulgated the Measures on Administration of Internet Domain Names (the “Domain Name Measures”), on August 24, 2017, which took effect on November 1, 2017, and replaced the Administrative Measures on China Internet Domain Name promulgated by MIIT on November 5, 2004. According to the Domain Name Measures, the MIIT is in charge of the administration of PRC internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names shall provide the true, accurate and complete information of their identifications to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.

Regulations Related to Foreign Exchange

Under the Foreign Currency Administration Rules of the PRC promulgated by the State Council on January 29, 1996, and amended on August 5, 2008, and various regulations issued by the SAFE, and other relevant PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside the PRC for of capital account items, such as direct equity investments, loans, and repatriation of investment, requires the prior approval from the SAFE or its local office. Payments for transactions that take place within the PRC must be made in Renminbi. Unless otherwise approved, PRC companies may not repatriate foreign currency payments received from abroad or retain the same abroad. FIEs may retain foreign exchange in accounts with designated foreign exchange banks under the current account items subject to a cap set by the SAFE or its local office. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to relevant SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from the SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

Pursuant to the Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment (“Circular 59”) promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012 and was further amended on May 4, 2015 and October 10, 2018, approval is not required for opening a foreign exchange account and depositing foreign exchange into the accounts relating to the direct investments. Circular 59 also simplified foreign exchange-related registration required for the foreign investors to acquire the equity interests of PRC companies and further improve the administration on foreign exchange settlement for FIEs.

The SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, as amended, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. On February 13, 2015, the SAFE promulgated the Circular on Simplifying and Improving the Foreign Currency Management Policy on Direct Investment (“Circular 13”), effective from June 1, 2015, which cancels the administrative approvals of foreign exchange registration of foreign direct investment and overseas direct investment. In addition, Circular 13 simplifies the procedure of foreign exchange-related registration, under which investors shall register with banks for foreign direct investment and overseas direct investment.

Regulations on Dividend Distribution

The principal laws and regulations regulating the dividend distribution of dividends by FIEs in the PRC include the Company Law of the PRC, as recently amended in 2018 and Foreign Investment Law promulgated by SCNPC on March 15, 2019, and recently came into effect on January 1, 2020, and its implementation regulations that took effect the same day.

Under the current regulatory regime in the PRC, FIEs in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after- tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. In addition, failure to comply with the registration procedures set forth in SAFE Circular 37 may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates.

Regulations on Taxation

Enterprise Income Tax

On March 16, 2007, the SCNPC promulgated the Law of the PRC on Enterprise Income Tax, which was recently amended on December 29, 2018, and on December 6, 2007, the State Council enacted the Regulations for the Implementation of the Law on Enterprise Income Tax, collectively, the EIT Law, which was recently amended on April 23, 2019. Under the EIT Law, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 20% with respect to their income sourced from inside the PRC.

Withholding Tax

The EIT Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident enterprise investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business, but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the “Double Tax Avoidance Arrangement”) promulgated by the SAT on August 21, 2006, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment.

Value-added Tax

The Provisional Regulations of the PRC on Value-added Tax (the “VAT Regulations”) were promulgated by the State Council on December 13, 1993 and were most recently amended on November 19, 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) were promulgated by the Ministry of Finance (“MOF”) on December 25, 1993 and amended on October 28, 2011 (collectively with the VAT Regulations, the “VAT Law”). According to the VAT Law, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, and the importation of goods within the territory of the PRC must pay value-added tax. For taxpayers providing value-added telecommunication services, a rate of 6% applies, according to the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which was jointly promulgated by the MOF and the SAT on March 23, 2016 and became effective on May 1, 2016.

On April 4, 2018, the MOF and the SAT issued the Notice on Adjustment of VAT Rates, which came into effect on May 1, 2018. According to the notice, the taxable goods previously subject to VAT rates of 17% and 11% become subject to lower VAT rates of 16% and 10% starting from May 1, 2018.

Regulations on Employment

Labor Law and Labor Contract Law

The Labor Law, which was promulgated on July 5, 1994, and most recently amended on December 29, 2018, and the Labor Contract Law of the PRC (the “Labor Contract Law”) which took effect on January 1, 2008 and was amended on December 28, 2012, are primarily regulating rights and obligations of employer and employee relationships, including the establishment, performance and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and the employees. Employers are prohibited from forcing employees to work above certain time limit and employers shall pay employees for overtime work in accordance with national regulations. In addition, employee wages shall be no lower than local standards on minimum wages and shall be paid to employees timely. Violations of the Labor Contract Law and the Labor Law may result in the imposition of fines and other administrative and criminal liability in the case of serious violations.

Regulations on Social Insurance and Housing Fund

Under the Social Insurance Law of the PRC that was promulgated by the SCNPC on October 28, 2010, came into force as of July 1, 2011 and recently amended on December 29, 2018 and the Interim Regulations on the Collection and Payment of Social Insurance Premiums that was promulgated by the State Council on January 22, 1999 and was amended recently on March 24, 2019, employers are required to pay basic endowment insurance, unemployment insurance, basic medical insurance, employment injury insurance, maternity insurance and other social insurance for its employees at specified percentages of the salaries of the employees, up to a maximum amount specified by the local government regulations from time to time. Where an employer fails to fully pay social insurance premiums, relevant social insurance collection agency shall order it to make up for any shortfall within a prescribed time limit and may impose a late payment fee at the rate of 0.05% per day of the outstanding amount from the due date. If such employer still fails to make up for the shortfalls within the prescribed time limit, the relevant administrative authorities shall impose a fine of one to three times the outstanding amount upon such employer.

In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999 and amended in 2002 and 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time.

Regulations on Employee Share Incentive Plans

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In addition, pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company (“SAFE Circular 7”), which was issued by the SAFE on February 15, 2012, employees, directors, supervisors, and other senior management participating in any share incentive plan of an overseas publicly-listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic agency as regulated in SAFE Circular 7.

In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares, including the Circular on Issues Concerning the Individual Income Tax on Share-option Incentives (“Circular 461”) which was promulgated and took effect on August 24, 2009. Under Circular 461 and other relevant laws and regulations, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiary may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations Related to Mergers and Acquisitions

M&A Rules

On August 8, 2006, six PRC governmental and regulatory agencies, including MOFCOM and CSRC, promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), governing the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006, and was revised on June 22, 2009. The M&A Rules requires that an offshore special vehicle, or a special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC companies or individuals, shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle's securities on an overseas stock exchange. The M&A Rules also establish procedures and requirements that could make some acquisitions of PRC companies by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the Ministry of Commerce in 2011 specify that mergers and acquisitions by foreign investors that raise "national defense and security" concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise "national security" concerns are subject to strict review by the Ministry of Commerce, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement.

Regulations Related to Overseas Listings

SAFE Circular 37

Under SAFE Circular 37, PRC residents are required to register with the local SAFE branch prior to the establishment or control of an offshore special purpose vehicle, or the SPV, which is defined as offshore enterprises directly established or indirectly controlled by PRC residents for offshore equity financing of the enterprise assets or interests they hold in China. An amendment to registration or subsequent filing with the local SAFE branch by such PRC resident is also required if there is any change in basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, the SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment regarding the procedures for SAFE registration under SAFE Circular 37, which became effective on July 4, 2014 as an attachment of SAFE Circular 37.

Under the relevant rules, failure to comply with the registration procedures set forth in SAFE Circular 37 may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

Potential CSRC Approval

On December 24, 2021, the CSRC published the draft Regulations of the State Council on the Administration of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments) (the “Administrative Provisions”), and the draft Measures for the Record-Filing of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments) (the “Filing Measures”, and collectively, the “Draft Overseas Listing Regulations”) for public comments, which set out the new regulatory requirements and filing procedures for domestic companies seeking direct or indirect listing in overseas markets.

The Draft Overseas Listing Regulations, among others, lay out specific requirements for filing. In addition, it stipulates that domestic companies that seek to offer and list securities in overseas markets shall strictly comply with laws, regulations and relevant provisions concerning national security in spheres of foreign investment, cybersecurity, and data security, and earnestly fulfill their obligations to protect national security. Domestic companies seeking to list abroad must carry out relevant security review procedures if their businesses involve such supervision. Moreover, an overseas offering and listing is prohibited under circumstances if (i) it is prohibited by PRC laws, (ii) it may constitute a threat to or endanger national security as reviewed and determined by competent PRC authorities, (iii) it has material ownership disputes over equity, major assets, or core technology, (iv) in past three years, the Chinese operating entities, and their controlling shareholders or actual controllers have committed relevant prescribed criminal offenses or are under investigations for suspicion of criminal offenses or major violations, (v) the directors, supervisors, or senior executives have been subject to administrative punishment for severe violations, or are under investigations for suspicion of criminal offenses or major violations, or (vi) it has other circumstances as prescribed by the State Council.

The Draft Overseas Listing Regulations further stipulate that a fine between RMB 1 million and RMB 10 million may be imposed if an applicant fails to fulfill the filing requirements with the CSRC or conducts an overseas offering or listing in violation of the Draft Overseas Listing Regulations, and in cases of severe violations, a parallel order to suspend relevant businesses or halt operations for rectification may be issued, and relevant business permits or operational license revoked.

DIRECTORS AND EXECUTIVE OFFICERS

The following table provides certain information about those persons who are expected to serve as directors and executive officers of ListCo upon the consummation of the Merger. The board of directors and the senior management team of the combined company will be reconstituted to reflect the appointment or retention of such persons listed below effective upon the consummation of the Merger.

Directors and Executive Officers	Age	Position/Title
Gangjiang Li	47	Chairman of the Board, Chief Executive Officer and Director
Yi Ma	43	President and Director
Chun Liu	52	Independent Director
Erlu Lin	38	Independent Director
Lei Yan	41	Director

Mr. Gangjiang Li is the founder of BJY and has served as the chairman of the board of directors of BaiJiaYun Group Co., Ltd. (formerly known as Beijing Baijia Shilian Technology Limited) since its inception. Mr. Li has served as the chairman of Saimeite Technology Co. Ltd, an industrial intelligent manufacturing system supplier, since December 2020. From August 2014 to May 2017, Mr. Li served as the co-founder and chief technology officer at Gaotu Techedu Inc. (NYSE: GOTU) (formerly named as GSX Techedu Inc.), a Chinese online education platform that allows its users to search for courses related to various fields and subjects. Prior to that, he was the R&D head of Google China from April 2007 to October 2011 where he was responsible for AI research and development, as well as the R&D head of Intel China Ltd. Shanghai Branch from April 2003 to January 2007 where he focused on product design and development. In addition, Mr. Li served as a R&D engineer of Microsoft Group from July 2001 to March 2003, responsible for product research and development. Mr. Li earned his bachelor’s degree and master’s degree in computer science and technology in 1998 and 2000 respectively, both from Tsinghua University. He also received an EMBA degree from China Europe International Business School in 2019.

Mr. Yi Ma has served as the chief executive officer at BaiJiaYun Group Co., Ltd. since December 2018. From September 2009 to December 2018, Mr. Ma served as the chief technology officer at Beijing Sohu Internet Information Service Co., Ltd. (NYSE: SOHU). He also served as a R&D engineer of Kuliu (Beijing) Information Technology Co., Ltd., responsible for product research and development from July 2007 to August 2009. Prior to that, Mr. Ma served as a senior engineer of Beijing Sohu Internet Information Service Co., Ltd. (NYSE: SOHU) from July 2004 to July 2007, responsible for product design and development. In addition, Mr. Ma served as an engineer of Beijing Ccidnet Information Technology Co., Ltd. from July 2001 to June 2004. Mr. Ma also worked in Beijing No. 131 Middle School as a math teacher from August 1999 to June 2001. He received a bachelor’s degree in material science from China University of Geoscience in 1999 and an EMBA degree from Tsinghua University in 2018.

Mr. Chun Liu has served as an independent non-executive director of DL Holding Group Limited, a company listed on the Main Board of the Stock Exchange of Hong Kong Stock Limited (Stock Code: 1709) since April 2020. Mr. Liu also currently serves, and has served, as the senior vice president of Phoenix New Media Ltd, a company listed by way of American depositary shares on the New York Stock Exchange (Symbol: FENG) since 2018. In addition, Mr. Liu served as a director and the chief cultural officer of Zhongnanhong Cultural Group Co., Ltd. a company listed on the SME board of the Shenzhen Stock Exchange and the president of its subsidiary, Jiangsu Zhongnan Film Co., Ltd., from 2015 to 2018. Mr. Liu has served as an independent director of Vipshop Holding Limited, a company listed by way of American depositary shares on the New York Stock Exchange (Symbol: VIPS) since 2013. Prior to that, he was a vice president of Sohu.com Limited, a company listed by way of American depositary shares on the NASDAQ Stock Market (Symbol: SOHU) from 2011 to 2013. From 2000 to 2011, Mr. Liu worked at Phoenix Satellite Television Holdings Ltd, with his last position being the executive director of Phoenix Chinese TV. Mr. Liu also served as an executive producer of China Central Television from 1994 to 2000. He received a bachelor’s degree in Chinese from the Anhui Normal University in 1987 and a master’s degree in television media from the Communication University of China in 1994, as well as an EMBA degree from Cheung Kong Graduate School of Business in 2009.

Mr. Erlu Lin currently serves as a managing partner of Decent Capital, leading the management and investment business of the fund platform with a management scale of up to RMB 3 billion. Prior to Decent Capital, Mr. Lin was the vice president and director of Lalami Information Technology Company from March 2021 to August 2022, a Chinese beauty e-commerce company, where he led the IPO project. From 2013 to 2020, Mr. Lin served as a director of Forebright Capital (formerly the direct investment department of Everbright Holdings (0165.HK)), where his investment areas focused on technology and finance, and he invested in several post-IPO projects, including Ming Yuan Cloud (Stock Code: 0909.HK). In addition, Mr. Lin served as an investment manager at Far East Horizon (Stock Code: 3360.HK) for equity and bond investment work. Mr. Lin also worked as an investment analyst at Ernst & Young and D. E. Shaw Group from 2009 to 2011. Mr. Lin obtained a bachelor’s degree in statistics from Sun Yat-sen University in 2006 and a master’s degree in actuarial science from Hong Kong University in 2008, as well as an EMBA degree from China Europe International Business School in 2019.

Mr. Lei Yan has served as the chief executive officer and chairman of the Board of Fuwei since July 2020. Mr. Yan has been the president of Shanghai Meicheng Enterprise Management Co., Ltd., since January 2020, where he is responsible for overall business management. Since April 2019, Mr. Yan has served as the director and president of Shandong Shengjia Industrial Park Management Co., Ltd., where he oversees business management. In addition, he has been the vice president of Shandong Hualong Group Co., Ltd. since 2013, where he was in charge of business administration and market expansion. He was also the director of marketing of Shandong Hualong from 2008 to 2013. From 2003 to 2008, he served as marketing manager, marketing salesman of the marketing department for Shandong Hualong. Mr. Yan graduated from the Hubei University of Economics in 2003, where his major was accounting computerization. He also studied business management at the China University of Petroleum from 2008 to 2010 for his undergraduate course and business administration for his master’s course at Korea Daebul University in South Korea.

ListCo is expected to maintain three committees under the board of directors following the consummation of the Merger: an audit committee, a compensation committee, and a nominating and corporate governance committee.

Audit Committee. ListCo’s audit committee is expected to consist of Mr. Chun Liu and Mr. Erlu Lin. Mr. Erlu Lin is expected to be the chairperson of ListCo’s audit committee.

Compensation Committee. ListCo’s compensation committee is expected to consist of Mr. Gangjiang Li and Mr. Chun Liu. Mr. Gangjiang Li is expected to be the chairperson of ListCo’s compensation committee.

Nominating and Corporate Governance Committee. ListCo’s nominating and corporate governance committee is expected to consist of Mr. Yi Ma and Mr. Erlu Lin. Mr. Yi Ma is expected to be the chairperson of ListCo’s nominating and corporate governance committee.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of ListCo

The following table sets forth information regarding the beneficial ownership of ListCo’s ordinary shares as of the date of this proxy statement by:

•	each of ListCo’s directors and named executive officers;

•	all directors and named executive officers as a group; and

•	each of ListCo’s principal shareholders known by ListCo who beneficially own more than 5% of ListCo’s total issued and outstanding shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, all persons identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

	Ordinary Shares Beneficially Owned	Percentage of Total Voting Power held (%†)
Directors and Executive Officers:(1)
Lei Yan	-	-
Jingjing Cheng	-	-
Tee Chuang Khoo	-	-
Junying Liu	-	-
Lihang Geng	-	-
Yong Jiang	-	-
All directors and executive officers as a group (6 individuals)	-	-
Principal Shareholders:
Apex Glory Holdings Limited (2)	1,728,126	52.9%
Shandong Fuhua Investment Company Limited (3)	409,375	12.54%

†	For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after the date of this proxy statement, by the sum of (i) 3,265,837 which is the total number of ordinary shares outstanding as of the date of this proxy statement, and (ii) the number of ordinary shares that such person or group has the right to acquire beneficial ownership within 60 days after the date of this proxy statement.

(1)	Unless otherwise indicated, the business address of each of directors and executive officers is No. 387 Dongming Road, Weifang, Shandong, People's Republic of China.

(2)	Based on an statement on Schedule 13D jointly filed by Apex Glory Holdings Limited (“Apex”), Hongkong Ruishang International Trade Co., Ltd. (“Ruishang”), Shanghai Meicheng Enterprise Management Co., Ltd. (“Meicheng”), and Miaomiao Yan on July 6, 2020, with the SEC, as amended, Apex, a company organized under the laws of British Virgin Islands, is a direct wholly-owned subsidiary of Ruishang, which is a company organized under the laws of Hong Kong and a direct wholly-owned subsidiary of Meicheng, a company organized under the laws of the People’s Republic of China. Miaomiao Yan directly holds 70% of all the equity interests in Meicheng and is the executive director of Meicheng and director of Apex. The registered office of Apex is at P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands. The address of the principal office of Ruishang is Room 1401, 14 Floor, World Commerce Centre, Harbour City, 7-11 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong. The registered address of Meicheng is No. 1999 Bei Xing Road, San Xing Town, Chongming District, Shanghai, People’s Republic of China (Shanghai Yu Hai Tang Science Park).

(3)	Shandong Fuhua Investment Company Limited (“Shandong Fuhua”) received ownership of the Listco’s 409,375 ordinary shares (reflecting the reverse stock split of the Listco) through an ownership transfer from the Weifang State-owned Assets Operation Administration Company, a wholly-owned subsidiary of the Weifang State-owned Asset Management and Supervision Committee (the “Administration Company”). The Administration Company originally held these shares indirectly through an intermediate holding company, Easebright Investments Limited (“Easebright”). As a result of this transfer, Shandong Fuhua indirectly owns 409,375 ordinary shares of the Listco through Easebright. Mr. Jingang Yang was a director of Easebright. This information was derived from a Schedule 13D filed by Shandong Fuhua on December 30, 2014, with the SEC. Fuwei was informed by Easebright that Mr. Qingxin Dong replaced Mr. Jingang Yang in 2018. The address of Shandong Fuhua is No.189 Dongfeng East Street, Weifang, Shandong, People’s Republic of China.

Security Ownership of BJY

The following table sets forth information with respect to beneficial ownership of BJY Ordinary Shares as of the date of this proxy statement by:

•	each of BJY’s directors and named executive officers;

•	all directors and named executive officers as a group; and

•	each of BJY’s principal shareholders known by BJY who beneficially own more than 5% of BJY’s total issued and outstanding shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The table below, including all percentages of voting power, also assumes (a) each warrant to subscribe for BJY Ordinary Shares and BJY Preferred Shares issued and outstanding as of the date of this proxy statement is exercised in full, and (b) each outstanding BJY Preferred Share as of the date of this proxy statement is converted into one BJY Ordinary Share. Unless otherwise indicated, all persons identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

	Shares Beneficially Owned		Percentage of Total Voting Power held (%)†
Directors and Executive Officers: (1)
Gangjiang Li	35,935,346	(2)	37.26	%(3)
Xin Zhang	22,909,788	(4)	18.16%
Yi Ma	11,068,651	(5)	-	%(6)
Xue An	-		-
Xiaoting Ju	-		-
Haoxiang Hou	-		-
Zhenggao Wu	-		-
Xinwei Fu	-		-
Fanyong Yu	-		-
All directors and executive officers as a group (9 individuals)	69,913,785		55.42%
Principal Shareholders:
Gangjiang Li	35,935,346	(2)	37.26	%(3)
Xin Zhang	22,909,788	(4)	18.16%
Yi Ma	11,068,651	(5)	-	%(6)
Zhengxin Technology Limited (正新科技有限公司)	7,767,907	(7)	6.16%
Huatu Hongyang Investment Co., Ltd. (华图宏阳投资有限公司)	6,415,120	(8)	5.09%

†	A total of 126,144,178 BJY Ordinary Shares are considered to be outstanding as of the date of this proxy statement, assuming (a) each warrant to subscribe for BJY Ordinary Shares and BJY Preferred Shares issued and outstanding as of the date of this proxy statement is exercised in full, and (b) each outstanding BJY Preferred Share as of the date of this proxy statement is converted into one BJY Ordinary Share, respectively.

(1)	Unless otherwise indicated, the business address of each of directors and executive officers is 2c, Block 2, Fuhuaqi, Zhongguancun Software Park, Haidian District, Beijing.

(2)	Calculated based on Jia Jia BaiJiaYun Ltd’s ownership of 28,837,899 BJY Ordinary Shares and 7,097,447 BJY Series A+ Preferred Shares. Jia Jia BaiJiaYun Ltd is 100% beneficially owned by Mr. Gangjiang Li.

(3)	Nuan Nuan Ltd (a wholly-owned subsidiary of Mr. Yi Ma) and Mr. Gangjiang Li are parties to an acting in concert agreement, pursuant to which Nuan Nuan Ltd agreed to exercise its voting power as a shareholder of BJY (or following the Closing, ListCo) at the direction of Mr. Gangjiang Li.

(4)	Calculated based on Duo Duo International Limited’s ownership of 22,909,788 BJY Ordinary Shares. Duo Duo International Limited is 100% beneficially owned by Ms. Xin Zhang. With respect to Duo Duo International Limited’s ownership in BJY, 67.93% is held by Duo Duo International Limited for the benefit of certain BJY’s employees, and none of such employees individually and beneficially owns more than 1% of BJY’s total issued and outstanding shares.

(5)	Calculated based on Nuan Nuan Ltd’s ownership of 11,068,651 BJY Ordinary Shares. Nuan Nuan Ltd is 100% beneficially owned by Mr. Yi Ma.

(6)	Nuan Nuan Ltd and Mr. Gangjiang Li are parties to an acting in concert agreement, pursuant to which Nuan Nuan Ltd agreed to exercise its voting power as a shareholder of BJY (or following the Closing, ListCo) at the direction of Mr. Gangjiang Li.

(7)	Calculated based on Zhengxin Technology Limited (正新科技有限公司)’s ownership of 5,347,998 BJY Ordinary Shares and 2,419,909 BJY Series C Preferred Shares. The business address of Zhengxin Technology Limited (正新科技有限公司) is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(8)	Calculated based on Huatu Hong Yang International Limited (华图宏阳国际有限公司)’s ownership of 1,283,024 BJY Ordinary Shares and 5,132,096 BJY Series A Preferred Shares. Huatu Hong Yang International Limited (华图宏阳国际有限公司)is 100% beneficially owned by Huatu Hongyang Investment Co., Ltd. (华图宏阳投资有限公司). The business address of Huatu Hongyang Investment Co., Ltd. (华图宏阳投资有限公司) is Room 103, No.16, Xinhuanbei Street, Kaifa District, Tianjin.

BJY is in the process of discussing with certain potential investors regarding a potential private investment in public equity (“PIPE”) investment in ListCo upon or following the Closing, the terms of which are still subject to ongoing negotiation. The total number of shares to be issued by ListCo in such PIPE financing is expected to not exceed 15% of the ListCo’s total outstanding shares and shares subject to outstanding warrants immediately following the Closing (on a fully diluted and as converted basis and taking into account such PIPE financing). In addition, Mr. Gangjiang Li intends to subscribe, through entities directly or indirectly beneficially owned by him, for 20% of the shares to be issued in such PIPE financing. If the relevant parties reach an agreement regarding such PIPE financing, the Company will make any public disclosures in accordance with applicable law. See also "Risk Factors—Risks Related to the Business and Industry of BJY— BJY, or upon the consummation of the Merger, ListCo may require additional capital to support its business, and this capital might not be available on acceptable terms, if at all." for potential dilution relating to the PIPE financing.

Pro Forma Security Ownership of ListCo upon Consummation of the Merger

Subject to certain assumptions, the following table sets forth information with respect to the beneficial ownership of ListCo upon the consummation of the Merger by:

•	each of its expected directors and named executive officers;

•	all such directors and named executive officers as a group; and

•	each person expected to beneficially own 5% or more of ListCo’s outstanding ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The table below, including all percentages of ownership and voting power, also assumes each warrant to subscribe for ListCo Class A Ordinary Shares and ListCo Class B Ordinary Shares issued and outstanding immediately after the Closing that remains unexercised is exercised in full.

	Amount of Beneficial Ownership
Name and Address of Beneficial Owner	ListCo Class A Ordinary Shares		ListCo Class B Ordinary Shares		Percent Ownership†	Percent Voting Power†
Directors and Executive Officers: (1)
Gangjiang Li	-		28,055,888	(3)	27.57%	63.57	%(4)
Yi Ma	-		8,641,655	(5)	8.49%	-	%(6)
Chun Liu	-		-		-	-
Erlu Lin	-		-		-	-
Lei Yan(2)	-		-		-	-
All directors and executive officers as a group (5 individuals)			36,697,543		36.06%	63.57%
Principal Shareholders:
Gangjiang Li	-		28,055,888	(3)	27.57%	63.57	%(4)
Xin Zhang	-		17,886,414	(7)	17.58%	30.98%
Yi Ma	-		8,641,655	(5)	8.49%	-	%(6)
Zhengxin Technology Limited (正新科技有限公司)	6,064,656	(8)	-		5.96%	0.70%

†	A total of 101,750,685 ListCo Ordinary Shares, including 47,166,728 ListCo Class A Ordinary Shares and 54,583,957 ListCo Class B Ordinary Shares, are considered to be outstanding immediately after to the Closing, assuming each warrant to subscribe for ListCo Class A Ordinary Shares and ListCo Class B Ordinary Shares issued and outstanding immediately after to the Closing is exercised in full. Each holder of ListCo Class A Ordinary Shares is entitled to one vote per share and each holder of ListCo Class B Ordinary Shares is entitled to fifteen votes per share on all matters submitted to them for a vote.

(1)	Unless otherwise indicated, the business address of each of directors and executive officers is 2c, Block 2, Fuhuaqi, Zhongguancun Software Park, Haidian District, Beijing.

(2)	The business address of Lei Yan is No. 1999, Beixing Road, Sanxing Town, Chongming District, Shanghai.

(3)	Calculated based on Jia Jia BaiJiaYun Ltd’s ownership of 28,055,888 ListCo Class B Ordinary Shares immediately after the Closing. Jia Jia BaiJiaYun Ltd is 100% beneficially owned by Mr. Gangjiang Li.

(4)	Nuan Nuan Ltd (a wholly-owned subsidiary of Mr. Yi Ma) and Mr. Gangjiang Li are parties to an acting in concert agreement, pursuant to which Nuan Nuan Ltd agreed to exercise its voting power as a shareholder of BJY (or following the Closing, ListCo) at the direction of Mr. Gangjiang Li.

(5)	Calculated based on Nuan Nuan Ltd’s ownership of 8,641,655 ListCo Class B Ordinary Shares immediately after the Closing. Nuan Nuan Ltd is 100% beneficially owned by Mr. Yi Ma.

(6)	Nuan Nuan Ltd and Mr. Gangjiang Li are parties to an acting in concert agreement, pursuant to which Nuan Nuan Ltd agreed to exercise its voting power as a shareholder of BJY (or following the Closing, ListCo) at the direction of Mr. Gangjiang Li.
(7)	Calculated based on Duo Duo International Limited’s ownership of 17,886,414 ListCo Class B Ordinary Shares immediately after the Closing. Duo Duo International Limited is 100% beneficially owned by Ms. Xin Zhang. With respect to Duo Duo International Limited’s ownership in ListCo immediately after the Closing, 67.93% will be held by Duo Duo International Limited for the benefit of certain BJY’s employees, and none of such employees will individually and beneficially own more than 1% of ListCo’s total issued and outstanding shares.

(8)	Calculated based on Zhengxin Technology Limited (正新科技有限公司)’s ownership of 6,064,656 ListCo Class A Ordinary Shares immediately after the Closing. The business address of Zhengxin Technology Limited (正新科技有限公司) is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

RELATED PARTY TRANSACTIONS

Set forth below are the related party transactions of Fuwei and BJY that occurred during the past three fiscal years up to the date of this proxy statement.

Fuwei

For description of Fuwei’s related party transactions, please refer to Fuwei’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on April 28, 2022.

BJY’s Related Party Transaction

Nature of relationships with related parties

Name	Relationship with BJY
Gangjiang Li	Chairman of the Board and Chief Executive Officer of BJY
Nanjing Shilian Technology Co., Ltd. (“Nanjing Shilian”)	Controlling shareholder of the VIE
Beijing Deran Technology Co., Ltd. (“Beijing Deran”)	In which the VIE owns 33.38% equity interest
Wuhan Qiyun Shilian Technology Co., Ltd. (“Wuhan Qiyun Shilian”)	In which the VIE owns 15% equity interest
Chengdu Baijiayun Shilian Technology Co., Ltd. (“Chengdu BJY Shilian”)	A wholly-owned subsidiary of Nanjing Shilian
Beijing Huatu Hongyang Education & Culture Co., Ltd. (“Beijing Huatu”)	Controlling shareholder of a 5.41% shareholder of the VIE
Jinan Zhongshi Huiyun Technology Co., Ltd. (“Jinan Zhongshi Huiyun”)	A 70% subsidiary of Nanjing Shilian
Beijing Credit Chain Technology Co., Ltd. (“Beijing Credit Chain”)	A 7.75% shareholder of the VIE before September 2020 and controlled by Qiong Ni, spouse of Mr. Gangjiang Li
Beijing Xiaodu Mutual Entertainment Technology Co., Ltd. (“Beijing Xiaodu”)	A 7.13% shareholder of the VIE before September 2020

Related Party Transactions

During the years ended June 30, 2021 and 2020, BJY, its VIE and their respective subsidiaries (the “BJY Group”) engaged in the following transactions with related parties (all amounts in US$), which generally relate to (i) provision or acquisition of goods and services to or from such related parties in the ordinary course of the BJY Group’s business or (ii) loans to and from such related parties, which are described in more detail below under “Related Party Loans”:

1)	Sales to related parties

	For the Years Ended June 30,
	2021	2020
Beijing Huatu	$1,163,752	$2,110,589
Beijing Xiaodu	-	1,622,267
Nanjing Shilian	-	336,386
	$1,163,752	$4,069,242

2)	Purchase from related parties

	For the Years Ended June 30,
	2021	2020
Beijing Deran	$2,005	$-
Wuhan Baijiashilian Technology Co., Ltd.	-	427
	$2,005	$427

3)	Balances with related parties

As of June 30, 2021 and 2020, the balances with related parties were as follows (all amounts in US$):

	June 30,	June 30,
	2021	2020
Prepayments to a related party
Jinan Zhongshi Huiyun	$328,755	$303,245
	$328,755	$303,245

Advanced from customers - related party
Beijing Huatu	$1,706,224	$6,334
	$1,706,224	$6,334
Due from related parties
Wuhan Qiyun Shilian	$464,641	$-
Chengdu BJY Shilian	97,575	-
Beijing Huatu	1,581	-
Beijing Credit Chain	-	151,873
	$563,797	$151,873

Due to related parties
Beijing Deran	$387,975	$-
Gangjiang Li	100,304	-
Beijing Huatu	-	17,872
	$488,279	$17,872

Deferred revenue – related party
Beijing Huatu	$180,779	$6,558
	$180,779	$6,558

Since July 1, 2021, the BJY Group has continued to engage in the provision or acquisition of certain goods and services to or from Beijing Huatu and Beijing Deran in the ordinary course of the BJY Group’s business, in an aggregate amount of no more than RMB 20 million.

In May 2022, the VIE entered into a share purchase agreement with certain shareholders of Beijing Deran, a non-wholly owned subsidiary of the VIE, for the acquisition of 17.62% of the equity interest in Beijing Deran in exchange for a cash consideration of approximately RMB 5.29 million (or approximate US$0.80 million). Prior to the transaction, the VIE held 33.38% of the equity interest in Beijing Deran. In May 2022, the VIE consummated such acquisition. Through the acquisition, BJY, through its VIE, obtained 51% of the equity interest in and control over Beijing Deran. BJY currently consolidates Beijing Deran in its financial statements.

In June 2022, the VIE consummated an acquisition of 51% of the equity interest in Xinjiang BaiJiaYun Technology Co., Ltd (“Xinjiang BJY”). As of the date of this proxy statement, Xinjiang BJY has not commenced operations.

Related Party Loans

•	Loans from related parties

On July 1, 2021, BJY and Mr. Gangjiang Li entered into a loan agreement, pursuant to which BJY borrowed US$2.1 million for working capital needs. BJY has fully repaid this loan.

On November 11, 2021 and December 16, 2021, the VIE entered into two loan agreements with Jinan Huiyun Quantum Technology Co., Limited to borrow RMB 6 million (or approximate US$0.91 million) and RMB 2.6 million (or approximate US$0.39 million), respectively. These loans had a term of one month and was interest free. The VIE has fully repaid these loans.

On December 1, 2021 and April 1, 2022, the VIE entered into two loan agreements with Nanjing JiaShiLian Venture Capital Center (Limited Partnership), to borrow RMB 8 million (or approximate US$1.21 million) and RMB 60 million (or approximate US$9.06 million), respectively. These loans had a term of one month and was interest free. The VIE has fully repaid these loans.

On January 1, 2022, BJY and Mr. Gangjiang Li entered into a loan agreement, pursuant to which BJY borrowed US$10.0 million for working capital needs. BJY has fully repaid this loan.

In February 2022, the VIE entered into a loan agreement with Duo Duo International Limited and its shareholder, Ms. Xin Zhang, to borrow US$4 million. The loan had a term from February 4, 2022 to February 28, 2023 and was interest free. The VIE has fully repaid this loan.

In April 2022, the VIE entered into a loan agreement with Beijing Credit Chain to borrow RMB 10 million (or approximate US$1.51 million). The loan had a term from April 26, 2022 to July 31, 2022 and was interest free. The VIE has fully repaid the loan.

In April 2022, the VIE entered into a loan agreement with Duo Duo International Limited to borrow US$1.5 million. The loan has a term from April 14, 2022 to March 31, 2023 and is interest free. The VIE has not yet repaid the loan.

In April 2022, BJY entered into certain loan agreements with Mr. Gangjiang Li, pursuant to which, BJY borrowed a total of US$10 million from Mr. Gangjiang Li. The loans were interest free and are due on December 31, 2022. These loans have been fully repaid.

In July 2022, BJY entered into certain loan agreements with Mr. Gangjiang Li, pursuant to which, BJY borrowed US$10 million from Mr. Gangjiang Li. The loan is interest free and due on December 31, 2022.

•	Loan to related parties

In February 2021, the VIE extended an interest-free loan of RMB 3 million (or approximate US$453,028) to Wuhan Qiyun Shilian to support its working capital needs. The loan was originally due in February 2022 and was extended to February 2023. The loan has been fully repaid.

On October 27, 2021, the VIE entered into a loan agreement with Beijing JiaNi JiaRui Consulting Management Center (Limited Partnership) to lend it RMB 40 million (or approximate US$6.04 million). The loan had a term from October 27, 2021 to November 30, 2021 and was interest free. The loan has been fully repaid.

In February 2022, the VIE entered into a supplementary loan extension agreement with Wuhan QiYun ShiLian to extend the due date of pre-existing RMB 0.8 million (or approximate US$0.12 million) loan from February 8, 2022 to August 7, 2022. This loan has been fully repaid.

In March 2022, the VIE entered into a line of credit with Wuhan QiYun ShiLian under which Wuhan QiYun ShiLian may borrow an aggregate of RMB 2 million (or approximate US$0.30 million) for working capital needs. Borrowings under such line of credit are interest free, no amount is outstanding under this line of credit.

On April 7, 2022, the VIE entered into a loan agreement with Beijing Xinda Kechuang Technology Co., Limited to lend it RMB 40 million (or approximate US$6.04 million). The loan had a term from April 8, 2022 to June 29, 2022 and bore a fixed interest rate of 4% per annum. This loan has been fully repaid.

BJY has, through its Beijing WFOE, entered into a series of contractual arrangements, as amended and restated, with its VIE, as well as the VIE’s shareholders. These contractual arrangements allow BJY to (i) exercise effective control over the VIE, (ii) receive substantially all of the economic benefits of the VIE, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law. For a description of these contractual arrangements, see “Information about BJY—Corporate History— Contractual Arrangements and Corporate Structure”.

MATERIAL TAX CONSEQUENCES OF THE MERGER

Material United States Federal Income Tax Consequences to U.S. Holders of Fuwei as a result of the Exchange

General

The following is a general discussion of the material U.S. federal income tax consequences to U.S. Holders (as defined below) of Shares of Fuwei as a result of the exchange of Shares for Class A Ordinary Shares pursuant to the Variation of Share Capital prior to the Merger (the "Exchange").

No opinion of counsel has been obtained and no ruling has been requested or will be obtained from the IRS regarding the U.S. federal income tax consequences of the Exchange or any other transaction described herein; thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

This summary is limited to U.S. federal income tax considerations relevant to U.S. Holders that hold Shares and, after the completion of the Merger, Class A Ordinary Shares, as "capital assets" within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the "Code") (generally, property held for investment).

This discussion does not address all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:

•	banks, financial institutions or financial services entities;

•	broker-dealers;

•	taxpayers that are subject to the mark-to-market accounting rules;

•	tax-exempt entities;

•	S-corporations, partnerships and other pass-through entities or arrangements;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	expatriates or former long-term residents of the United States;

•	persons that actually or constructively own five percent or more of the shares of Fuwei by vote or value;

•	persons that acquired Shares pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation or in connection with services;

•	persons subject to the alternative minimum tax or the base erosion and anti-abuse tax;

•	persons that hold Shares as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction; or

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar.

As used in this proxy statement/prospectus, the term "U.S. Holder" means a beneficial owner of Shares that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) it has in effect under applicable U.S. Treasury regulations a valid election to be treated as a U.S. person.

Moreover, the discussion below is based upon the provisions of the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below. Furthermore, this discussion does not address any aspect of U.S. federal non-income tax laws, such as gift, estate or Medicare contribution tax laws, or state, local or non-U.S. tax laws.

This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold Shares of Fuwei through such entities. If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) is the owner of Shares, the U.S. federal income tax treatment of the partnership or a partner in the partnership generally will depend on the status of the partner and the activities of the partner and the partnership. If you are a partnership or a partner of a partnership holding Shares, we urge you to consult your own tax advisor.

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE. U.S. HOLDERS OF SHARES SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE EXCHANGE AND OF THE OWNERSHIP AND DISPOSITION OF FUWEI SECURITIES AFTER THE EXCHANGE, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.

U.S. Federal Income Tax Consequences of the Exchange to U.S. Holders

The Exchange is expected to qualify as a "reorganization" within the meaning of Section 368(a)(1)(E) of the Code. Assuming that the Exchange qualifies as a reorganization within the meaning of Section 368(a)(1)(E) of the Code, a U.S. Holder that exchanges its Shares for Class A Ordinary Shares generally is not expected to recognize gain or loss on such exchange; the aggregate adjusted tax basis of a U.S. Holder in the Class A Ordinary Shares received as a result of the Exchange should equal the aggregate adjusted tax basis of the Shares surrendered in the Exchange; and a U.S. Holder's holding period for the Class A Ordinary Shares received in the exchange should include the holding period for the Shares surrendered in the exchange.

U.S. Holders should consult their own tax advisors as to the particular consequences to them of the Exchange of Shares for Class A Ordinary Shares pursuant to the Exchange and the qualification of the Exchange as a tax-free reorganization.

PRC Income Tax Consequences

ListCo does not believe that it would be considered a resident enterprise under the PRC Enterprise Income Tax Law (the "EIT Law") or that the gain, if any, recognized on the receipt of the Merger consideration for the Shares should otherwise be subject to PRC income tax to holders of such Shares that are not PRC residents. If, however, the PRC tax authorities were to determine that ListCo should be considered a resident enterprise under the EIT Law or that the receipt of the Merger consideration for the Shares should otherwise be subject to PRC income tax, then a gain recognized on the receipt of the Merger consideration for Shares pursuant to the Merger by ListCo shareholders , respectively, who are non-resident enterprises under the EIT Law could be treated as PRC-source income that would be subject to PRC withholding tax at a rate of 10%, unless otherwise reduced pursuant to an applicable tax treaty. See also "Risk Factors—Risks Related to Doing Business in China—There are uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies." for potential tax consequences relating to the transfer of equity interests in a PRC resident enterprise indirectly by the disposition of equity interests in an overseas holding company.

You should consult your own tax advisor for a full understanding of the tax consequences of the Merger to you, including any PRC tax consequences.

Cayman Island Tax Consequences

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to holders of the Shares levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company.

No taxes, fees or charges will be payable (either by direct assessment or withholding) to the Cayman Islands government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the Merger consideration or the receipt of the Merger consideration by ListCo shareholders or BJY shareholders under the terms of the Merger Agreement. This is subject to the qualifications that (1) Cayman Islands stamp duty may be payable if any original transaction documents, including the Merger Agreement, are brought to or executed or produced before a court in the Cayman Islands (for example, for enforcement); (2) registration fees will be payable to the Cayman Islands Registrar of Companies to register the plan of merger and other filings required in connection with the Merger; and (3) fees will be payable to the Cayman Islands Government Gazette Office to publish the notice of Merger in the Cayman Islands Government Gazette.

WHERE YOU CAN FIND MORE INFORMATION

ListCo is subject to the reporting requirements of the Exchange Act applicable to foreign private issuers and files annual reports with and furnishes current reports on Form 6-K to the SEC. The information we file or furnish is also available free of charge on the SEC’s website at http://www.sec.gov.

The reports and other information that we file with the SEC are also available in the “Investors” section of ListCo’s website at http://www.fuweiholdings.com/cn/down.aspx. The information provided on our website is not part of this proxy statement, and is not incorporated into this proxy statement by reference.

To receive timely delivery of the documents in advance of the extraordinary general meeting, you should make your request no later than September 12, 2022, which is five business days before the extraordinary general meeting.

THIS PROXY STATEMENT DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT TO VOTE YOUR SHARES AT THE EXTRAORDINARY GENERAL MEETING. THE PARTIES HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT.

THIS PROXY STATEMENT IS DATED August 22, 2022. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE.

Annex A

BAIJIAYUN LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED JUNE 30, 2021 AND 2020

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BAIJIAYUN LIMITED

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

BaiJiaYun Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of BaiJiaYun Limited, its subsidiaries, its variable interest entity ("VIE") and its VIE's subsidiaries (collectively, the “Company”) as of June 30, 2021 and 2020, and the related consolidated statements of income and comprehensive income, changes in shareholders’ deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

(Continued)

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

New York, New York

August 12, 2022

We have served as the Company’s auditor since 2021.

BAIJIAYUN LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in US$, except for share and per share data)

	As of June 30,
	2021	2020
ASSETS
Current Assets
Cash and cash equivalents	$48,295,085	$831,397
Restricted cash	8,865,156	184,232
Short-term investments	7,787,897	17,033,161
Accounts receivable, net	9,056,775	2,488,630
Prepayments	967,366	677,330
Prepayments - related party	328,755	303,245
Inventories	568,641	1,578,675
Deferred contract costs	2,611,048	79,736
Due from related parties	563,797	151,873
Prepaid expenses and other current assets	2,094,712	1,196,709
Total Current Assets	81,139,232	24,524,988

Property and equipment, net	366,775	221,204
Intangible assets, net	553,924	-
Operating lease right of use assets	1,257,911	765,047
Deferred tax assets	176,437	466,126
Long-term deposits	243,400	178,152
Long-term investments	794,752	-
Other non-current assets	348,481	-
Total Non-Current Assets	3,741,680	1,630,529

Total Assets	$84,880,912	$26,155,517

LIABILITIES, MEZZANINE EQUITY AND DEFICITS
Current Liabilities
Deposit payable	$11,616,021	$-
Accounts and notes payable	8,356,031	1,396,705
Advance from customers	5,379,558	5,793,486
Advance from customers - related party	1,706,224	6,334
Income tax payable	21,478	-
Deferred revenue	250,881	114,830
Deferred revenue - related party	180,779	6,558
Due to related parties	488,279	17,872
Operating lease liabilities, current	574,825	429,238
Accrued expenses and other liabilities	4,852,226	2,052,673
Total Current Liabilities	33,426,302	9,817,696

Operating lease liabilities, noncurrent	628,046	301,161

Total Liabilities	34,054,348	10,118,857

(Continued)

The accompanying notes are an integral part of the consolidated financial statements.

BAIJIAYUN LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in US$, except for share and per share)

	As of June 30,
	2021	2020
Commitments and contingencies

Mezzanine Equity (Aggregate liquidation preference of $45,689,681 as of June 30, 2021)
Series Seed convertible redeemable preferred shares (par value $0.0001 per share, 4,675,347 shares and 5,699,962 shares authorized, issued and outstanding as of June 30, 2021 and 2020, respectively)	1,118,712	1,238,880
Series A convertible redeemable preferred shares (par value $0.0001 per share, 5,205,637 shares and 7,352,952 shares authorized, issued and outstanding as of June 30, 2021 and 2020, respectively)	3,077,673	3,707,516
Series A-1 convertible redeemable preferred shares (par value $0.0001 per share, 5,202,768 shares and 6,127,671 shares authorized, issued and outstanding as of June 30, 2021 and 2020, respectively)	6,500,169	7,041,062
Series A-2 convertible redeemable preferred shares (par value $0.0001 per share, 3,540,046 shares and 3,031,476 shares authorized, issued and outstanding as of June 30, 2021 and 2020, respectively)	4,513,809	3,255,187
Series A-3 convertible redeemable preferred shares (par value $0.0001 per share, 3,789,358 shares and 3,789,358 shares authorized, issued and outstanding as of June 30, 2021 and 2020, respectively)	4,714,561	4,002,697
Series B convertible redeemable preferred shares (par value $0.0001 per share, 11,047,269 shares and nil shares and authorized, issued and outstanding as of June 30, 2021 and 2020, respectively)	23,075,583	-
Series B+ convertible redeemable preferred shares (par value $0.0001 per share, 5,424,746 shares and nil shares authorized, issued and outstanding as of June 30, 2021 and 2020, respectively)	12,315,561	-
Total Mezzanine Equity	55,316,068	19,245,342

Shareholders’ Deficit
Ordinary shares (par value $0.0001 per share, 458,694,920 shares authorized, 44,069,300 shares and 38,417,461 shares issued and outstanding as of June 30, 2021 and 2020, respectively)	4,407	3,842
Statutory reserve	17,758	17,758
Accumulated deficit	(4,694,698)	(3,784,701)
Accumulated other comprehensive (loss) income	(66,799)	267,390
Total Shareholders’ Deficit Attributable to BaiJiaYun Limited	(4,739,332)	(3,495,711)

Non-controlling interests	249,828	287,029

Total Shareholders’ Deficit	(4,489,504)	(3,208,682)

Total Liabilities, Mezzanine Equity and Shareholders’ Deficit	$84,880,912	$26,155,517

The accompanying notes are an integral part of the consolidated financial statements.

BAIJIAYUN LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(All amounts in US$, except for share and per share)

	For the Year Ended June 30,
	2021	2020
Revenues	$41,449,420	$23,369,292
Cost of revenues	(22,921,696)	(10,054,871)
Gross profit	18,527,724	13,314,421

Operating expenses
Selling and marketing expenses	(6,538,770)	(3,305,713)
General and administrative expenses	(3,745,914)	(3,723,095)
Research and development expenses	(5,806,402)	(3,660,973)
Total operating expenses	(16,091,086)	(10,689,781)

Income from operations	2,436,638	2,624,640

Interest income, net	315,764	7,267
Investment income	777,758	529,735
Loss from equity method investment	(4,320)	-
Other income, net	465,649	625,539
Income Before Income Taxes	3,991,489	3,787,181

Income tax expenses	(342,156)	(91,991)

Net Income	3,649,333	3,695,190
Less: Net income (loss) attributable to non-controlling interests	192,125	(178,313)
Net Income Attributable to BaiJiaYun Limited	3,457,208	3,873,503
Accretion of convertible redeemable preferred shares	(3,029,529)	(1,796,987)
Deemed dividends to convertible redeemable preferred shareholders	(2,084,786)	-
Net income attributable to BaiJiaYun Limited’s preferred shareholders	-	(838,145)
Net (Loss) Income Attributable to BaiJiaYun Limited’s Ordinary Shareholders	$(1,657,107)	$1,238,371

Net Income	$3,649,333	$3,695,190
Other Comprehensive Income (Loss)
Foreign currency translation adjustment	(334,189)	146,001
Comprehensive Income	3,315,144	3,841,191
Less: Comprehensive income (loss) attributable to non-controlling interests	192,125	(178,313)
Comprehensive Income available to Baijiayun Limited	3,123,019	4,019,504
Accretion of convertible redeemable preferred shares	(3,029,529)	(1,796,987)
Deemed dividends to convertible redeemable preferred shareholders	(2,084,786)	-
Net income attributable to BaiJiaYun Limited’s preferred shareholders	-	(838,145)
Comprehensive (Loss) Income Attributable to BaiJiaYun Limited’s Ordinary Shareholders	$(1,991,296)	$1,384,372

Weighted average number of ordinary share outstanding used in computing (loss) earnings per share
Basic and Diluted	41,204,669	38,417,461
(Loss) earnings per share
Basic and Diluted	$(0.04)	$0.03

The accompanying notes are an integral part of the consolidated financial statements.

BAIJIAYUN LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN DEFICITS

FOR THE YEARS ENDED JUNE 30, 2021 and 2020

(All amounts in US$, for share and per share)

	Ordinary Shares
	Shares	Amount	Additional Paid-in Capital	Statutory Reserve	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Shareholders’ Deficit
Balance as of July 1, 2019	38,417,461	$3,842	$-	$3,697	$(5,847,156)	$121,389	$-	$(5,718,228)
Capital injection from non- controlling shareholders	-	-	-	-	-	-	465,342	465,342
Net income (loss)	-	-	-	-	3,873,503		(178,313)	3,695,190
Appropriation of statutory reserve	-	-	-	14,061	(14,061)	-	-	-
Accretion of convertible redeemable preferred shares	-	-	-	-	(1,796,987)	-	-	(1,796,987)
Foreign currency translation adjustments	-	-	-	-	-	146,001	-	146,001
Balance as of June 30, 2020	38,417,461	$3,842	$-	$17,758	$(3,784,701)	$267,390	$287,029	$(3,208,682)
Issuance of ordinary shares in exchange for acquisition of noncontrolling interests	4,024,415	402	532,208	-	-	-	(532,610)	-
Issuance of ordinary shares to employee share based payment platform	1,627,424	163	(163)	-	-	-	-	-
Contribution from a controlling shareholder for disposal of a subsidiary under common control	-	-	113,117	-	-	-	-	113,117
Capital injection from non- controlling shareholders	-	-	-	-	-	-	303,284	303,284
Net income	-	-	-	-	3,457,208	-	192,125	3,649,333
Accretion of convertible redeemable preferred shares	-	-	(747,110)	-	(2,282,419)	-	-	(3,029,529)
Deemed dividends to convertible redeemable preferred shareholders	-	-	-	-	(2,084,786)	-	-	(2,084,786)
Contribution from preferred shareholders in connection with modification	-	-	101,948	-	-	-	-	101,948
Foreign currency translation adjustments	-	-	-	-	-	(334,189)	-	(334,189)
Balance as of June 30, 2021	44,069,300	$4,407	$-	$17,758	$(4,694,698)	$(66,799)	$249,828	$(4,489,504)

The accompanying notes are an integral part of the consolidated financial statements.

BAIJIAYUN LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in US$)

	For the Year Ended June 30,
	2021	2020
Cash Flows From Operating Activities:
Net income	$3,649,333	$3,695,190
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expenses	127,987	67,767
Amortization of operating lease right-of-use assets	582,591	386,374
Provision for doubtful accounts	630,729	123,686
Deferred income tax expenses	325,281	65,871
Deemed dividends from disposal of a subsidiary	113,117	-
Investment income on short-term investments	(777,758)	(529,735)
Share of equity loss in an equity investee	4,320	-
Changes in operating assets and liabilities:
Accounts receivable, net	(6,776,664)	(1,590,769)
Accounts receivable, net - related parties	-	1,039,612
Prepayments	(220,547)	(641,000)
Prepayments - related party	2,992	(304,720)
Inventories	1,129,854	(1,431,776)
Deferred contract costs	(2,460,723)	(80,123)
Due from related parties	(387,673)	302,522
Prepaid expenses and other current assets	(697,474)	227,015
Long-term deposits	(47,246)	(157,064)
Accounts and notes payable	6,657,056	895,977
Accounts and notes payable - related parties	-	(331,394)
Advance from customers	(935,942)	2,208,792
Advance from customers - related party	1,656,824	(92,954)
Income tax payable	20,942	-
Deferred revenue	122,099	59,226
Deferred revenue - related party	169,264	(535,263)
Operating lease liabilities	(599,290)	(366,605)
Accrued expenses and other liabilities	2,540,968	1,315,468
Net cash provided by operating activities	4,830,040	4,326,097

Cash Flows From Investing Activities
Acquisition of property, plant and equipment	(249,592)	(195,585)
Capitalization of software development cost	(540,080)	-
Acquisition of long-term investments	(740,702)	-
Purchases of short-term investments	(281,980,074)	(103,983,751)
Redemption of short-term investments	293,337,203	96,426,652
Net cash provided by (used in) investing activities	9,826,755	(7,752,684)

(Continued)

The accompanying notes are an integral part of the consolidated financial statements.

BAIJIAYUN LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in US$)

	For the Years Ended June 30,
	2021	2020
Cash Flows From Financing Activities:
Deposits received from a Series C preferred shareholder	11,325,712	-
Payment of deferred offering costs	(97,501)	-
Contribution from the non-controlling shareholders	303,284	465,342
Proceeds from issuance of Series B and Series B+ convertible redeemable preferred shares	28,028,845	-
Issuance cost in connection with issuance of Series B and Series B+ convertible redeemable preferred shares	(303,402)	-
Loans from a related party	78,730	4,983
Net cash provided by financing activities	39,335,668	470,325

Effect of exchange rate changes on cash, cash equivalents and restricted cash	2,152,149	(105,673)

Net increase (decrease) in cash, cash equivalents and restricted cash	56,144,612	(3,061,935)
Cash, cash equivalents and restricted cash at beginning of the year	1,015,629	4,077,564
Cash, cash equivalents and restricted cash at end of the year	$57,160,241	$1,015,629

Supplemental Cash Flow Information
Cash paid for interest expense	$78,252	$-
Cash paid for income tax	812,026	29,114

Non-cash Operating, Investing and Financing activities
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$952,961	$130,400
Accretion of convertible redeemable preferred shares	3,029,529	1,796,987
Deemed dividends to convertible redeemable preferred shareholders	2,084,786	-
Contribution from preferred shareholders in connection with modification of interest rate in the event of redemption	101,948	-
Issuance of shares in exchange for acquisition of equity interest in controlling subsidiaries	3,331,813	-
Investment in an equity investee through borrowing from a related party	378,279	-

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets

	As of June 30,
	2021	2020
Cash and cash equivalents	$48,295,085	$831,397
Restricted cash	8,865,156	184,232
	$57,160,241	$1,015,629

The accompanying notes are an integral part of the consolidated financial statements.

Baijiayun LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 - NATURE OF THE ORGANIZATION AND BUSINESS

BaiJiaYun Limited (the "Company" or "BaiJiaYun") was incorporated on April 22, 2021, under the laws of the Cayman Islands as an exempted company with limited liability. The Company commenced operations in May 22, 2017, through its variable interest entity (“VIE”), BaiJiaYun Group Co., Ltd. (formerly known as “Beijing Baijia Shilian Technology Co. Ltd”) (“BaiJiaYun VIE”), a limited liability company established under the laws of the PRC. The Company’s VIE and VIE’s subsidiaries are global cloud computing companies focusing on Saas/Paas and Video AI areas. The Company, through its VIE and VIE’s subsidiaries, provides comprehensive video and audio solutions to customers in various industries, including education, finance, healthcare, and information technology for their development and innovation.

The accompanying consolidated financial statements reflect the activities of BaiJiaYun and each of the following entities:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Parent company:
BaiJiaYun	April 22, 2021	Cayman Islands	Parent	Investment holding
Wholly owned subsidiaries of BaiJiaYun
BaiJia Cloud Limited (“BaiJiaYun HK”)	May 6, 2021	Hong Kong	100	Investment holding
Beijing Baishilian Technology Co., Ltd. (“BaiJiaYun WFOE”)	September 6, 2021	PRC	100	Investment holding
Shenzhen Baishilian Technology Co., Ltd. (“Shenzhen Baishilian”)	October 27, 2021	PRC	100	Investment holding
Nanning Baishilian Information Technology Co., Ltd. (“Nanning Baishilian”)	September 13, 2021	PRC	100	Investment holding
Nanjing Baishilian Technology Co., Ltd. (“Nanjing Baishilian”)	January 21, 2022	PRC	100	Investment holding
VIE
BaiJiaYun VIE	May 22, 2017	PRC	VIE	Provision of cloud computing services
VIE’s Subsidiaries
Wuhan Baijia Cloud Technology Co., Ltd. (“Wuhan BaiJiaYun”)	August 7, 2017	PRC	100% owned by VIE	Provision of cloud computing services
Nanjing Baijia Cloud Technology Co., Ltd. (“Nanjing BaiJiaYun”)	June 13, 2018	PRC	100% owned by VIE	Provision of cloud computing services
Baijiayun Information Technology Co., Ltd. (“BaiJiaYun Information Technology”)	June 18, 2019	PRC	51% owned by VIE before January 1, 2021, and 100% owned by VIE afterwards	Provision of cloud computing services
Guizhou Baijia Cloud Technology Co., Ltd. (“Guizhou BaiJiaYun”)	April 8, 2019	PRC	100% owned by VIE	Provision of cloud computing services
Baijia Cloud Technology Co., Ltd. (“BaiJia Cloud Technology ”)	October 12, 2019	PRC	70% owned by VIE before January 1, 2021, and 100% owned by VIE afterwards	Provision of cloud computing services
Beijing Haoyu Xingchen Cultural Communication Co., Ltd. (“Haoyu Xingchen”)	June 23, 2020	PRC	100% owned by VIE	Provision of cloud computing services
Xi'an Baijiayun Information Technology Co., Ltd. (“Xi'an BaiJiaYun”)	January 7, 2021	PRC	51% owned by VIE	Provision of cloud computing services
Henan Baijia Cloud Information Technology Co., Ltd. (“Henan BaiJiaYun”)	April 13, 2021	PRC	51% owned by VIE	Provision of cloud computing services
Chengdu Digital Bird Technology Co., Ltd. (“Chengdu BaiJiaYun”)	April 8, 2015	PRC	100% owned by VIE since August 3, 2020, and disposed of in June 2021	Provision of cloud computing services

Baijiayun LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 - NATURE OF THE ORGANIZATION AND BUSINESS (Continued)

On September 7, 2021, BaiJiaYun WFOE entered into a series of agreements (the “VIE Agreements”) with BaiJiaYun VIE and the shareholders of BaiJiaYun VIE. The VIE Agreements are designed to provide BaiJiaYun WFOE with the power, rights and obligations equivalent in all material respects to those it would possess as the sole equity holder of BaiJiaYun VIE, including absolute control rights and the rights to the management, operations, assets, property and revenue of BaiJiaYun VIE. The purpose of the VIE Agreements is solely to give BaiJiaYun WFOE the controlling financial interest over BaiJiaYun VIE’s management and operations.

On September 7, 2021, BaiJiaYun completed a reorganization of entities under common control of its then existing shareholders, who collectively owned all of the equity interests of BaiJiaYun prior to the reorganization. BaiJiaYun and BaiJiaYun HK were established as the holding companies of BaiJiaYun WFOE. BaiJiaYun WFOE is the primary beneficiary of BaiJiaYun VIE and its subsidiaries, and all of these entities are under common control which results in the consolidation of BaiJiaYun VIE and subsidiaries which have been accounted for as a reorganization of entities under common control at carrying value (“Reorganization”). The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the consolidated financial statements. Total assets and liabilities presented on the Company’s consolidated balance sheets and revenues, expenses, net incomes presented on consolidated statements of income and comprehensive income as well as the cash flows from operating, investing and financing activities presented on the consolidated statements of cash flows are substantially the financial positions, operations and cash flows of BaiJiaYun VIE and its subsidiaries.

VIE Agreements with BaiJiaYun VIE

Foreign ownership of internet-based businesses, including distribution of online information (such as an online marketplace connecting customers and suppliers), is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in value-added telecommunications services (except for e-commerce) in accordance with the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List and other applicable laws and regulations. The Company is a Cayman holding company of BaiJiaYun WFOE (its PRC subsidiary) and is a foreign invested enterprise. To comply with these regulations, the Company conducts substantially all of its activities in PRC through BaiJiaYun VIE and its subsidiaries. As such, BaiJiaYun VIE and its subsidiaries are controlled through VIE Agreements in lieu of direct equity ownership by the Company.

Baijiayun LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 - NATURE OF THE ORGANIZATION AND BUSINESS (Continued)

VIE Agreements with BaiJiaYun VIE (Continued)

The key terms of the VIE Agreements are as summarized below:

Shareholders' Power of Attorney

Pursuant to the shareholders' Power of Attorney entered into on September 7, 2021, by and among BaiJiaYun WFOE, BaiJiaYun VIE and the shareholders of BaiJiaYun VIE, each shareholder of BaiJiaYun VIE irrevocably authorized BaiJiaYun WFOE or any person(s) designated by BaiJiaYun WFOE to exercise such shareholder's rights in BaiJiaYun VIE, including without limitation, the power to participate in and vote at shareholder's meetings, the power to nominate and appoint the directors, senior management, the power to sell or transfer such shareholder's equity interest in BaiJiaYun VIE, and other shareholders' voting rights permitted by the Articles of Association of BaiJiaYun VIE. The shareholders' Power of Attorney remains irrevocable and continuously valid from the date of execution so long as each shareholder remains as a shareholder of BaiJiaYun VIE.

Equity Interest Pledge Agreement

Pursuant to the equity interest pledge agreement entered into on September 7, 2021, by and among BaiJiaYun WFOE, BaiJiaYun VIE and the shareholders of BaiJiaYun VIE, the shareholders of BaiJiaYun VIE pledged all of their equity interests in BaiJiaYun VIE to BaiJiaYun WFOE to guarantee their and BaiJiaYun VIE's obligations under the contractual arrangements including the exclusive business cooperation agreement, the exclusive option agreement and the shareholders' power of attorney and this equity interest pledge agreement, as well as any loss incurred due to events of default defined therein and all expenses incurred by BaiJiaYun WFOE in enforcing such obligations of BaiJiaYun VIE or its shareholders. In the event of default defined therein, upon written notice to the shareholders of BaiJiaYun VIE, BaiJiaYun WFOE, as pledgee, will have the right to dispose of the pledged equity interests in BaiJiaYun VIE and priority in receiving the proceeds from such disposition. The shareholders of BaiJiaYun VIE agree that, without BaiJiaYun WFOE's prior written approval, during the term of the equity pledge agreement, they will not dispose of the pledged equity interests or create or allow any other encumbrance on the pledged equity interests. The pledge shall become effective on such date when the pledge of the equity interest contemplated in the equity interest pledge agreement is registered appropriately, and the pledge shall remain effective until all contractual obligations have been fully performed and all secured indebtedness has been fully paid. The shareholders and BaiJiaYun VIE shall not have any right to terminate this agreement in any event unless otherwise required by PRC laws. The Company has completed the registration of the equity pledges with the relevant office of Administration for Market Regulation in accordance with the PRC Property Rights Law.

Baijiayun LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 - NATURE OF THE ORGANIZATION AND BUSINESS (Continued)

VIE Agreements with BaiJiaYun VIE (Continued)

Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement between BaiJiaYun WFOE and BaiJiaYun VIE, dated September 7, 2021, BaiJiaYun WFOE has the exclusive right to provide to BaiJiaYun VIE technical support, consulting services and other services related to, among other things, design and development, operation maintenance, product consulting, and management and marketing consulting. BaiJiaYun WFOE has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. BaiJiaYun VIE agrees to pay BaiJiaYun WFOE service fees at an amount as determined by BaiJiaYun WFOE. This agreement will remain effective, and unless terminated in accordance with the provisions of this agreement or terminated in writing by BaiJiaYun WFOE. BaiJiaYun VIE shall not have any right to terminate this agreement in any event unless otherwise required by PRC laws. The exclusive business cooperation agreement took effective on September 7, 2021, and BaiJiaYun VIE did not charge service fee to BaiJiaYun VIE for the years ended June 30, 2021 and 2020.

Exclusive Option Agreement

Pursuant to the exclusive option agreement entered into on September 7, 2021, by and among BaiJiaYun WFOE, BaiJiaYun VIE and each of the shareholders of BaiJiaYun VIE, irrevocably granted BaiJiaYun WFOE an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, all or part of their equity interests in BaiJiaYun VIE, and the purchase price shall be the lowest price permitted by applicable PRC law. Each of the shareholders of BaiJiaYun VIE and BaiJiaYun VIE undertake that, without the prior written consent of BaiJiaYun WFOE, they may not increase or decrease the registered capital or change its structure of registered capital, dispose of its assets or beneficial interest in the material business or allow the encumbrance thereon of any security interest, incur any debts or guarantee liabilities, enter into any material purchase agreements, enter into any merger, acquisition or investments, amend its articles of association, distribute dividends to any of the shareholders or provide any loans to third parties. The exclusive option agreement will remain effective until all equity interests in BaiJiaYun VIE held by the shareholders of BaiJiaYun VIE are transferred or assigned to BaiJiaYun WFOE or its designated person(s). The shareholders and BaiJiaYun VIE shall not have any rights to terminate this agreement in any event unless otherwise required by PRC laws.

The Company believes that BaiJiaYun VIE is considered a VIE under Accounting Codification Standards (“ASC”) 810 “Consolidation”, because the equity investors in BaiJiaYun VIE no longer have the characteristics of a controlling financial interest, and the Company, through BaiJiaYun WFOE, is the primary beneficiary of BaiJiaYun VIE and controls BaiJiaYun VIE’s operations. Accordingly, BaiJiaYun VIE has been consolidated as a deemed subsidiary into the Company as a reporting company under ASC 810.

Baijiayun LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 - NATURE OF THE ORGANIZATION AND BUSINESS (Continued)

VIE Agreements with BaiJiaYun VIE (Continued)

As required by ASC 810-10, the Company performs a qualitative assessment to determine whether the Company is the primary beneficiary of BaiJiaYun VIE, which is identified as a VIE of the Company. A quality assessment begins with an understanding of the nature of the risks in the entity as well as the nature of the entity’s activities including terms of the contracts entered into by the entity, ownership interests issued by the entity and the parties involved in the design of the entity. The Company’s assessment of the involvement with BaiJiaYun VIE reveals that the Company has the absolute power to direct the most significant activities that impact the economic performance of BaiJiaYun VIE. BaiJiaYun WFOE is obligated to absorb a majority of the loss from BaiJiaYun VIE activities and receive a majority of BaiJiaYun VIE’s expected residual returns. In addition, BaiJiaYun VIE’s shareholders have pledged their equity interest in BaiJiaYun VIE to BaiJiaYun WFOE, irrevocably granted BaiJiaYun WFOE an exclusive option to purchase, to the extent permitted under PRC Law, all or part of the equity interests in BaiJiaYun VIE and agreed to entrust all the rights to exercise their voting power to the person(s) appointed by BaiJiaYun WFOE. Under the accounting guidance, the Company is deemed to be the primary beneficiary of BaiJia VIE and the financial positions, the operating results and cash flows of BaiJia VIE and BaiJia VIE’s subsidiaries are consolidated in the Company for financial reporting purposes.

Additionally, pursuant to ASC 805, as the Company and BaiJia VIE are under the common control, the corporate reorganization was accounted for in a manner similar to a pooling of interests. As a result, the Company’s historical amounts in the accompanying consolidated financial statements give retrospective effect to the Reorganization, whereby the assets and liabilities of the BaiJia VIE and its subsidiaries are reflected at the historical carrying values and their operations are presented as if the Reorganization had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

The Company’s business has been directly operated by the BaiJiaYun VIE and BaiJiaYun VIE’s subsidiaries. As of June 30, 2021 and 2020, BaiJiaYun VIE and BaiJiaYun VIE’s subsidiaries accounted for 100% of the Company’s consolidated total assets and consolidated total liabilities. For the years ended June 30, 2021 and 2020, the BaiJiaYun VIE and BaiJiaYun VIE’s subsidiaries accounted for 100% of the Company’s consolidated revenues, net income, and cash flows.

There are no consolidated VIE’s assets that are collateral for the VIE’s obligations and which can only be used to settle the VIE’s obligations other than the right-of-use assets. No creditors (or beneficial interest holders) of the VIE have recourse to the general credit of the Company or any of its consolidated subsidiaries.

Baijiayun LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 - NATURE OF THE ORGANIZATION AND BUSINESS (Continued)

VIE Agreements with BaiJiaYun VIE (Continued)

No terms in any arrangements, considering both explicit arrangements and implicit variable interests, require the Company or its subsidiaries to provide financial support to the VIE. However, if the VIE ever needs financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to the VIE through loans to the shareholders of the VIE or entrustment loans to the VIE.

Risks in relation to the VIE structure

It is possible that the Company’s operations of certain of its businesses through the VIE could be found by the PRC authorities to be in violation of the PRC laws and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. The National People’s Congress approved the Foreign Investment Law on March 15, 2019, and the State Council approved the Regulation on Implementing the Foreign Investment Law (the “Implementation Regulations”) on December 12, 2019, effective from January 1, 2020. The Supreme People’s Court of China issued a judicial interpretation on the Foreign Investment Law on December 27, 2019, effective from January 1, 2020. The Foreign Investment Law and the Implementation Regulations do not touch upon the relevant concepts and regulatory regimes that were historically suggested for the regulation of VIE structures, and thus this regulatory topic remains unclear under the Foreign Investment Law. Since the Foreign Investment Law and the Implementation Regulations are new, substantial uncertainties exist with respect to its implementation and interpretation and it is also possible that variable interest entities will be deemed as foreign invested enterprises and be subject to restrictions in the future. Such restrictions may cause interruptions to the Company’s operations, products and services and may incur additional compliance cost, which may in turn materially and adversely affect the Company’s business, financial condition, and results of operations.

Baijiayun LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 - NATURE OF THE ORGANIZATION AND BUSINESS (Continued)

In addition, if the legal structure and contractual arrangements were found to be in violation of any other existing PRC laws and regulations, the PRC government could:

•	revoke the Company’s business and operating licenses;

•	require the Company to discontinue or restrict operations;

•	restrict the Company’s right to collect revenues;

•	block the Company’s platforms;

•	require the Company to restructure the operations in such a way as to compel the Company to establish a new enterprise, re-apply for the necessary licenses or relocate its businesses, staff and assets;

•	impose additional conditions or requirements with which the Company may not be able to comply; or

•	take other regulatory or enforcement actions against the Company that could be harmful to the Company’s businesses.

The Company’s ability to conduct its business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Company may not be able to consolidate VIE and VIE’s subsidiaries in the consolidated financial statements as the Company may lose the ability to exert effective control over VIE and VIE’s shareholders, and the Company may lose the ability to receive economic benefits from the VIE.

Baijiayun LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its wholly owned subsidiaries, and consolidated VIE and its subsidiaries for which the Company is the primary beneficiary. The results of the subsidiaries are consolidated from the date on which the Company obtained control and continues to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when a company holds a majority of the voting equity interest in an entity. However, if the Company demonstrates its ability to exercise the absolute power to direct the activities which most significantly impact VIE’s economic performance and is obligated to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE, then the entity is consolidated.

All transactions and balances among the Company, its subsidiaries and consolidated VIE and the its subsidiaries have been eliminated upon consolidation.

Non-controlling Interests

Non-controlling interests represent the equity interests in the subsidiaries of the VIE that are not attributable, either directly or indirectly, to the VIE. For the Company’s consolidated financial statements, non-controlling interests represent a minority shareholder’s 49% in Henan BaiJiaYun and Xi’an BaiJiaYun as of June 30, 2021, and minority shareholder’s 30% and 49%, respectively, in BaiJia Cloud Technology and BaiJiaYun Information Technology as of June 30, 2020.

Non-controlling interests are presented as a separate line item in the equity section of the Company’s consolidated balance sheets and have been separately disclosed in the Company’s consolidated statements of income and comprehensive income to distinguish the interests from that of the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries.

Baijiayun LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries to revise its estimates. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries base their estimates on past experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters including, but not limited to, determinations of the selling price of products and services in multiple performance obligation revenue arrangements, determinations of the useful lives and valuation of long-lived assets, estimates of allowances for doubtful accounts, estimates for inventory and deferred contract cost provisions, valuation allowance for deferred tax assets, and the fair value of ordinary shares and redeemable convertible preferred shares.

The coronavirus (“COVID-19”) pandemic has created, and may continue to create, significant uncertainty in macroeconomic conditions, and the extent of its impact on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak and the impact on our customers and our sales cycles. During the years ended June 30, 2021 and 2020, our estimates and assumptions required increased judgment and carried a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, our estimates may change materially in future periods.

Cash and Cash Equivalents, and Restricted Cash

Cash and cash equivalents consist of cash on hand, bank deposits, as well as highly liquid investments with original maturities less than three months, which are unrestricted as to withdrawal or use. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries maintain most of the bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Restricted cash consists of bank deposits collateralized to banks for issuance of promissory notes and the start-up support funds supervised by government that were exclusively used for high-level entrepreneurial talents.

Baijiayun LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Short-term Investments

Short-term investments consist of wealth management products with variable interest rates, which are free to withdraw during redemption open period of one through three months. In accordance with ASC 825, Financial Instruments, for financial products with variable interest rates referenced to performance of underlying assets, the Company elected the fair value method at the date of initial recognition and carries these investments at fair value with fair value change gains or losses recorded in the investment income in the consolidated statements of income and comprehensive income. As a practical expedient, the Company uses Net Asset Value (“NAV”) or its equivalent to measure the fair value of the Fund. NAV is primarily determined based on information provided by financial institutions. As of June 30, 2021 and 2020, the Company, through the VIE and VIE’s subsidiaries, had short-term investments of $7,787,897 and $17,033,161, respectively, including gross unrealized gains of $43,883 and $151,062, respectively.

Accounts Receivable, Net

Accounts receivable are recorded at the gross billing amount less an allowance for any uncollectible accounts due from the customers. Accounts receivable do not bear interest. The Company records impairment losses for accounts receivable based on assessments of the recoverability of the accounts receivable and individual account analysis, including the current creditworthiness and the past collection history of each debtor. Impairments arise when there is objective evidence indicate that the balances may not be collectible. The identification of bad and doubtful debts, in particular of a loss event, requires the use of judgment and estimates, which involve the estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed non-collectable on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries historically have not had material bad debts in accounts receivable. As of June 30, 2021 and 2020, the allowance against doubtful accounts was $806,140 and $173,066, respectively.

Inventories

Inventories of the Company consist of products available for sale and products in transit. Inventories are stated at the lower of cost or net realizable value. Cost of inventories is determined using the first-in, first-out (“FIFO”) method. Inventory costs include purchase costs of products.

Baijiayun LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventories (Continued)

Inventories are written down to estimated net realizable value, which could be impacted by certain factors including historical usage, expiration date, expected demand, anticipated sales price, new product development schedules, product obsolescence, customer concentrations and other factors. The Company continually evaluates the recoverability, and inventory provisions are recorded in the consolidated statements of income and comprehensive income. For the years ended June 30, 2021 and 2020, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries did not accrue inventory provisions.

Long-term Investments

Long-term investments consist of the following types of investments.

Equity investment accounted for using the equity method

In accordance with ASC 323 “Investments - Equity Method and Joint Ventures,”, the Company accounts for the investment using equity method, because the Company has significant influence but does not own a majority equity interest or otherwise control over the equity investee.

Under the equity method, the Company initially records its investment at cost. The Company’s share of the post-acquisition profits or losses of the equity investee is recognized in the consolidated statements of income and comprehensive income and its share of post-acquisition movements in accumulated other comprehensive income (loss) is recognized in other comprehensive income (loss). The Company records its share of the results of the equity investees on a one quarter in arrears basis. When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee.

The Company continually reviews its investment in the equity investee to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Company considers in its determination include the financial condition, operating performance and the prospects of the equity investee; other company specific information such as recent financing rounds; the geographic region, market and industry in which the equity investee operates; and the length of time that the fair value of the investment is below its carrying value. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value. For the years ended June 30, 2021 and 2020, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries did not recognize impairment against investment in an equity investee.

Baijiayun LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Long-term Investments (Continued)

Equity investment without readily determinable fair value measured at Measurement Alternative

The Company elects to record equity investments in a privately held company, over which the Company did not have control or exercise significant influence, using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer.

Equity investment in a privately held company accounted for using the measurement alternative is subject to periodic impairment reviews. The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of these equity securities, including consideration of the impact of the COVID-19 pandemic.

As of June 30, 2021 and 2020, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries did not record impairment loss against the long-term investments.

Property and Equipment, Net

Property and equipment primarily consist of electronic equipment and office equipment. Electronic equipment and office equipment are stated at cost less accumulated depreciation and impairment losses. Depreciation is provided using the straight-line method based on the estimated useful life of 3 or 5 years.

Expenditures for repairs and maintenance, which do not materially extend the useful lives of the assets, are expensed as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized.

Intangible Assets, Net

The Company capitalizes certain software development costs related to the internal used unified communications platform during the application development stage. The costs related to preliminary project activities and post-implementation activities are expensed as incurred. Capitalized software development costs are depreciated on a straight-line basis over the estimated useful life of 3 years. As of June 30, 2021 and 2020, The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries had capitalized software development costs of $553,924 and $nil, respectively. There was no amortization during the years ended June 30, 2021 and 2020.

Impairment of Long-lived Assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable or that the useful life is shorter than the Company had originally estimated.

Baijiayun LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of Long-lived Assets (Continued)

When these events occur, the Company evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charges were recognized for the years ended June 30, 2021 and 2020.

Deferred Offering Costs

Deferred offering costs consist of underwriting, legal, accounting and other expenses incurred through the reporting date that are directly related to the proposed offering and that will be charged as a reduction against additional paid-in capital upon the completion of the proposed offering. Should the proposed offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. As of June 30, 2021 and 2020, deferred offering costs of $100,000 (RMB 645,660) and $nil were included in the account of prepaid expenses and other current assets in the consolidated balance sheets, respectively.

Operating Leases

In February 2016, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842), which is effective for annual reporting periods (including interim periods) beginning after December 15, 2018, and early adoption is permitted. The Company early adopted the Topic 842 on July 1, 2019 using a modified retrospective approach reflecting the application of the standard to leases existing at, or entered after, the beginning of the earliest comparative period presented in the consolidated financial statements.

The Company, though the VIE and VIE’s subsidiaries, leases its offices, which are classified as operating leases in accordance with Topic 842. Operating leases are required to record in the balance sheet as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date, and (3) initial direct costs for any expired or existing leases as of the adoption date. The Company elected the short-term lease exemption as the lease terms are 12 months or less.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease.

Baijiayun LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Operating Leases (Continued)

The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. There was no impairment for right-of-use lease assets as of June 30, 2021 and 2020.

Revenue Recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) on July 1, 2018. In accordance with ASC 606, revenue is recognized when the control of the promised goods or services is transferred to the customers, and the performance obligations under the contract have been satisfied, in an amount that reflects the consideration expected to be entitled to in exchange for those goods or services (excluding sales taxes collected on behalf of government authorities). The VIE and VIE’s subsidiaries' revenue contracts generally do not include a right of return in relation to the delivered products or services.

The Company determines revenue recognition through the following steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company, through the VIE and VIE’s subsidiaries, primarily generated revenues from contracts with customers:

SaaS/PaaS services

The SaaS/PaaS services were comprised of real-time engagement services and SMS services.

Real-time engagement services

The Company, through the VIE and VIE’s subsidiaries, provides customers with SaaS/PaaS- related services which are real-time engagement services for customers accessing the VIE and VIE’s subsidiaries’ enterprise cloud computing platform. The usage-based fees are earned from customers, and the unit price for each use is fixed in the contracts. The performance obligation associated with the platform access is a series of distinct services that have the same pattern of transfer, and the usage-based fees are recognized as revenue in the period in which the usage occurs.

Certain SaaS/PaaS related service contracts provides both hardware and real-time engagement services for a predetermined period of time. The transaction price is allocated between the hardware and services to reflect their standalone selling prices.

Baijiayun LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (Continued)

SaaS/PaaS services (Continued)

Real-time engagement services (Continued)

The Company identifies two performance obligations in such SaaS/PaaS service contracts, as the customers can benefit from services and hardware separately. The performance obligation associated with the platform access services are recognized as revenue on a time elapse basis over the periods, and the performance obligation associated with the hardware is recognized on the point of acceptance by the customers.

SMS services

The Company, through the VIE and VIE’s subsidiaries, offers customers with a customer engagement platform with software designed to address specific use cases and a set of Application Programming Interfaces (“API”) to send and receive short messages. It uses intelligent sending features to ensure messages reliably reach end users wherever they are. The customers build use cases, such as appointment reminders, delivery notifications, order confirmations and many two-way and conversational use cases. The usage-based fees are earned from customers, and the unit price for each short message is fixed in the contracts. The performance obligation associated with the platform access is a series of distinct services that have the same pattern of transfer, and the usage-based fees are recognized as revenue in the period in which the usage occurs.

Cloud related services

The cloud related services customize a software development kit on the customers’ own cloud computing platform. The Company, through the VIE and VIE’s subsidiaries, primarily provides cloud related services to online school sessions, corporate training seminars, and other customized services specified by customers. The cloud related services are considered as a single performance obligation, as the individual components of the software customization are not sold on a standalone basis and customers cannot benefit from each individual component. The transaction price is fixed in the contracts. The Company recognized revenues on the point of acceptance of cloud related services.

Certain cloud related service contracts also provides maintenance service of 12 months from acceptance by the customers. The Company identifies the maintenance service as a performance obligation separate from cloud related services. The transaction price is fixed in the contract and the Company allocates the transaction price to cloud services and maintenance services by reference to their relative standalone selling price.

In addition, the Company, through the VIE and VIE’s subsidiaries, starts providing cloud-based services to customers, including design online advertising videos, and operation of online accounts in popular apps during the year ended June 30, 2021. For the year ended June 30, 2021, the VIE and VIE’s subsidiaries earned minimal revenues from these services.

Baijiayun LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (Continued)

AI Solution services

The Company’s AI solution services through the VIE and VIE’s subsidiaries are primarily comprised of project revenues, which are arrangements with specific customers where the Company will customize a software development kit to be integrated with the hardware based on the customer’s specific requirements. AI solution services are considered as a single performance obligation, as the individual components of the software customization and hardware are not sold on a standalone basis and are not separated in the context of the contracts. Transaction price is fixed in the contracts. The Company recognized revenues on the point of acceptance of integration of AI solutions by the customers. The AI solution services contracts also provide standard warranty to the customers for a period of 12 months. The Company historically incurred little cost on the warranty and did not accrue warranty liabilities for these AI solution services.

Contract balances

The Company classifies its right to consideration in exchange for services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Company recognizes accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and it has the unconditional right to receive consideration. A contract asset is recorded when the Company has transferred services to the customer before payment is received or is due, and the Company’s right to consideration is conditional on future performance or other factors in the contract. As of June 30, 2021 and 2020, the Company had no contract assets.

The Company capitalizes incremental costs incurred to fulfill contracts that (i) relate directly to the contract, (ii) are expected to generate resources that will be used to satisfy the performance obligation under the contract, and (iii) are expected to be recovered through revenue generated under the contract. The compensation expenses of workforce and outsourced workforce in relation with certain AI solution services are considered incremental costs to fulfil the contracts. These contract costs are recorded as cost of revenue upon the recognition of the related revenue. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. As of June 30, 2021 and 2020, the Company had deferred contract costs in the amount of $2,611,048 and $79,736, respectively. Amortization of deferred contract cost that charged to cost of revenue were $79,736 and $nil, respectively, for the years ended June 30, 2021 and 2020. As of June 30, 2021 and 2020, no impairment allowance was recorded.

Contract liabilities are recognized if the Company receives consideration prior to satisfying the performance obligations, which include customer advances and deferred revenue under service arrangements.

Baijiayun LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (Continued)

AI Solution services (Continued)

Contract balances (Continued)

Customer advances of $5,557,572 and $3,722,717 as of June 30, 2020 and 2019 were recognized as revenues in the years ended June 30, 2021 and 2020, respectively. Deferred revenue of $121,388 and $612,467 as of June 30, 2020 and 2019, respectively, were recognized as revenues in the years ended June 30, 2021 and 2020, respectively.

Practical expedients

Payment terms and conditions vary by contract type; however, the Company’s terms generally include a requirement of payment within a period between 90 to 180 days if not paid in advance. The Company has elected the practical expedient to not assess whether a significant financing component exists if the period between when we transfer a promised good or service to a customer and when the customer pays for that good or service is one year or less.

Additionally, the Company has applied the practical expedient to not capitalize incremental costs of obtaining a contract if the amortization would be less than 12 months.

Disaggregation of revenue

For the years ended June 30, 2021 and 2020, all of the Company’s revenue was generated in the PRC and contributed by the VIE and VIE’s subsidiaries. The Company disaggregate revenue into three revenue streams, consisting of SaaS/PaaS services, cloud related services and AI solution services, as the following table:

	For the Year Ended June 30,
	2021	2020
SaaS/PaaS services:
Real-time engagement services	$15,344,241	$21,387,895
SMS services	5,959,759	-
Subtotal	21,304,000	21,387,895
Cloud services	2,657,900	1,143,360
AI solution services	17,487,520	838,037
Total revenues	$41,449,420	$23,369,292

The Company disaggregates revenue by transferal of products/services as the following table:

	For the Year Ended June 30,
	2021	2020
Services transferred over time	$18,217,045	$20,303,971
Services transferred at a point in time	2,387,548	1,050,535
Goods transferred at a point in time	20,844,827	2,014,786
Total revenues	$41,449,420	$23,369,292

Baijiayun LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cost of Revenues

Cost of revenue consists primarily of cost of hosting services purchased from data center operator, costs of business channels purchased from major mobile operating companies in the PRC, personal costs for system maintenance and some hardware purchased for system implementation projects. These costs are charged to the consolidated statements of income and comprehensive income as incurred.

Value Added Taxes

The Company’s PRC subsidiaries, VIE and VIE’s subsidiaries are subject to value-added taxes (“VAT”) at a rate of 6% on their services and 13% for their products, less any deductible VAT the Company’s PRC subsidiaries, VIE and VIE’s subsidiaries has already paid or borne. They are also subject to surcharges on VAT payments in accordance with PRC law.

The WFOE was qualified for and obtained its software enterprise certificate in 2019, which allows for an additional reduction in the VAT. As a result of the qualification in 2019, the operating company under WFOE receives a 10% reimbursement from the Chinese tax bureau for the VAT taxes paid at the 13% rate for all software products sold to customers.

Income Taxes

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries account for income taxes in accordance with the U.S. GAAP for income taxes. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred taxes.

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the consolidated balance sheets date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis. Deferred tax assets are recognized to the extent that it is probable that taxable income to be utilized with prior net operating loss carried forwards. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity.

Baijiayun LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries do not believe that there was any uncertain tax position as of June 30, 2021 and 2020. As of June 30, 2021, income tax returns for the tax years ended June 30, 2017 through June 30, 2021 remain open for statutory examination.

Foreign Currency Translation

The Company uses U.S. dollars (“US$”) as its reporting currency. The functional currency of the Company and its wholly-owned subsidiaries incorporated outside of PRC is US$, while the functional currency of the PRC entities, including the Company’s wholly-owned subsidiaries, VIE and VIE’s subsidiaries is Renminbi (“RMB”) as determined based on the criteria of ASC 830, Foreign Currency Matters.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in other than the functional currency are re-measured at the balance sheet date exchange rate. The resulting exchange differences are recorded in the consolidated statements of income and comprehensive income as foreign exchange related gain or loss.

The financial statements of the Company’ subsidiaries, VIE and VIE’s subsidiaries using functional currency other than US$ are translated from the functional currency to the reporting currency, US$. Assets and liabilities of the Company’s subsidiaries, VIE and VIE’s subsidiaries incorporated in PRC are translated into US$ at balance sheet date exchange rates, while income and expense items are translated at average exchange rates prevailing during the fiscal year, representing the index rates stipulated by U.S. Federal Reserve. Equity is translated at historical rates. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as accumulated other comprehensive income or loss on the consolidated balance sheets.

Baijiayun LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign Currency Translation (Continued)

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	As of June 30,
	2021	2020
Year-end spot rate	$6.4566	$7.0651

	For the Year Ended June 30,
	2021	2020
Average rate	$6.6221	$7.0309

Statement of Cash Flows

In accordance with FASB ASC Topic 230, “Statement of Cash Flows,” cash flows from the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ operations are calculated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the consolidated statements of cash flows may not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

(Loss) Earnings per Share

In accordance with ASC 260, Earnings Per Share, basic net earnings per share is computed by dividing net (loss) income attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. The Company’s convertible redeemable preferred shares are participating securities because they are entitled to receive dividends or distributions on an as converted basis.

Diluted net (loss) earnings per share is calculated by dividing net income attributable to ordinary shareholders, as adjusted for the accretion and allocation of net income related to the preferred shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary share equivalents are excluded from the computation in income periods should their effects be anti-dilutive. The Company had convertible redeemable preferred shares, which could potentially dilute basic earnings per share. To calculate the number of shares for diluted net earnings per share, the effect of the convertible redeemable preferred shares is computed using the two-class method or the as-if converted method, whichever is more dilutive.

Baijiayun LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy are described below:

Level 1 -	Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 -	Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 -	Inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments of the Company primarily comprised current assets and current liabilities including cash and cash equivalents, restricted cash, short-term investments, accounts receivable, due from related parties, deposits payable, accounts payable, other payables, and due to related parties. The Company measures short-term investments at fair value on a recurring basis. Short-term investments include wealth management products issued by financial institutions, which are valued based on the NAV or its equivalent provided by financial institutions. They are categorized in Level 2 of the fair value hierarchy. As of June 30, 2021 and 2020, the carrying values of other financial instruments approximated to their fair values because of the short-term nature of these instruments.

Commitments and Contingencies

Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

Baijiayun LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commitments and Contingencies (Continued)

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Segment Reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision makers in deciding how to allocate resources and assess performance. The Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results including revenue, gross profit and operating profit at a consolidated level only. The Company does not distinguish between markets for the purpose of making decisions about resources allocation and performance assessment. Therefore, the Company has only one operating segment and one reportable segment.

Concentration and Credit Risk

1)    Credit risk

Assets that potentially subject the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of June 30, 2021 and 2020, $57,160,241 and $1,015,629 were deposited in financial institutions in the PRC, and each bank accounts is insured by the government authority with the maximum limit of RMB 500,000 (equivalent $78,500). In addition, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries maintain certain bank accounts in Hong Kong and Cayman, which are not insured by Federal Deposit Insurance Corporation (“FDIC”) insurance or other insurance. To limit exposure to credit risk relating to deposits, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries primarily place cash and cash equivalent deposits with large financial institutions in China which management believes are of high credit quality and the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries also continually monitors their credit worthiness.

Baijiayun LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration and Credit Risk (Continued)

1)   Credit risk (Continued)

The Company’s operations, through the VIE and VIE’s subsidiaries are carried out in China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC’s economy. In addition, the Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, rates and methods of taxation among other factors.

2)   Foreign currency risk

Substantially all of the Company’s operating activities that were conducted through VIE and VIE’s subsidiaries and related assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

3)   Concentration risks

Accounts receivable are typically unsecured and derived from goods sold and services rendered to customers that are located primarily in China, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of customers’ creditworthiness and its ongoing monitoring of outstanding balances. The Company has a concentration of its receivables with specific customers. As of June 30, 2021, three customers accounted for 25%, 15%, and 12% of accounts receivable, respectively. As of June 30, 2020, two customers accounted for 11% and 10% of accounts receivable, respectively. No customer accounted for 10% or more of total revenue for the years ended June 30, 2021 and 2020.

4)   Other risks

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, such as the COVID-19 outbreak and spread, which could significantly disrupt the Company’s operations.

Baijiayun LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Standards

In August 2020, the FASB issued ASU 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity. This ASU (1) simplifies the accounting for convertible debt instruments and convertible preferred stock by removing the existing guidance in ASC 470-20, Debt: Debt with Conversion and Other Options, that requires entities to account for beneficial conversion features and cash conversion features in equity, separately from the host convertible debt or preferred stock; (2) revises the scope exception from derivative accounting in ASC 815-40 for freestanding financial instruments and embedded features that are both indexed to the issuer’s own stock and classified in stockholders’ equity, by removing certain criteria required for equity classification; and (3) revises the guidance in ASC 260, Earnings Per Share, to require entities to calculate diluted earnings per share (“EPS”) for convertible instruments by using the if-converted method. In addition, entities must presume share settlement for purposes of calculating diluted EPS when an instrument may be settled in cash or shares. For Securities and Exchange Commission (“SEC”) filers, excluding smaller reporting companies, ASU 2020-06 is effective for fiscal years beginning after December 15, 2021 including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020. For all other entities, ASU 2020-06 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Entities should adopt the guidance as of the beginning of the fiscal year of adoption and cannot adopt the guidance in an interim reporting period. The Company is currently evaluating the impact that ASU 2020-06 may have on its consolidated financial statements and related disclosures.

In June 2016, the FASB issued ASU No. 2016-13, “Measurement of Credit Losses on Financial Instruments (Topic 326)”, which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life, instead of when incurred. In November 2018, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments-Credit Losses”, which amends Subtopic 326-20 (created by ASU No.2016-13) to explicitly state that operating lease receivables are not in the scope of Subtopic 326-20.

Baijiayun LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Standards (Continued)

Additionally, in April 2019, the FASB issued ASU No.2019-04, “Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments”, in May 2019, the FASB issued ASU No. 2019-05, “Financial Instruments-Credit Losses (Topic 326): Targeted Transition Relief”, and in November 2019, the FASB issued ASU No. 2019-10, “Financial Instruments-Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates”, and ASU No. 2019-11, “Codification Improvements to Topic 326, Financial Instruments-Credit Losses”, to provide further clarifications on certain aspects of ASU No. 2016-13 and to extend the nonpublic entity effective date of ASU No. 2016-13. The changes (as amended) are effective for the Company for annual and interim periods in fiscal years beginning after December 15, 2022, and the Company is in the process of evaluating the potential effect on its consolidated financial statements.

On December 18, 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes,” which simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The update also simplifies U.S. GAAP for other areas of Topic 740 by clarifying and amending existing guidance to improve consistent application. The amendment in this update is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently assessing the impact this pronouncement may have on our consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated balance sheets, consolidated statements of income and comprehensive income, and consolidated statements of cash flows.

3 - ACQUISITION OF NON-CONTROLLING INTEREST

On January 1, 2021, BaiJiaYun VIE entered into a security purchase agreement (“SPA”) with a third party individual who owned the 30% equity interest of Baijia Cloud Technology, together a management shareholder of the Company. Pursuant to the SPA and in substance, BaiJiaYun VIE acquired 30% equity interest of Baijia Cloud Technology by issuing 366,170 ordinary shares of BaiJiaYun VIE to the management shareholder of the Company, who in turn paid the equivalent value of consideration to the third party individual. Upon closing of the acquisition of the 30% equity interest, BaiJiaYun VIE became the sole shareholder of Baijia Cloud Technology. The Company accounted for the transaction as an equity transaction, and recognized the difference between the carrying amount of the noncontrolling interest of $96,735 and the share consideration of $303,152 determined taking into account independent valuations as a reduction against additional paid-in capital.

Baijiayun LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3 - ACQUISITION OF NON-CONTROLLING INTEREST (Continued)

On January 1, 2021, BaiJiaYun VIE entered into a security purchase agreement (“SPA”) with a third party individual who owned the 49% equity interest of Baijiayun Information Technology, together a management shareholder of the Company. Pursuant to the SPA and in substance, BaiJiaYun VIE acquired 49% equity interest of Baijiayun Information Technology by issuing 3,658,245 ordinary shares of BaiJiaYun VIE to the management shareholder of the Company, who in turn paid the equivalent value of consideration to the third party individual. Upon closing of the acquisition of the 49% equity interest, BaiJiaYun VIE became the sole shareholder of Baijiayun Information Technology. The Company accounted for the transaction as an equity transaction, and recognized the difference between the carrying amount of the noncontrolling interest of $435,875 and the share consideration of $3,028,661 determined taking into account independent valuations as a reduction against additional paid-in capital.

4 - DISPOSAL OF A SUBSIDIARY

On August 3, 2020, BaiJiaYun VIE acquired 100% equity interest in Chengdu BaiJiaYun at cash consideration of $148,442 (RMB 983,000) from two third party individuals. On June 16, 2021, BaiJiaYun VIE transferred 100% equity interest in the subsidiary, at nil consideration, to Nanjing Shilian Technology Co., Ltd. (“Nanjing Shilian”), which is the controlling shareholder of the Company.

For the period from August 3, 2020 through June 16, 2021, Chengdu BaiJiaYun did not generate operating revenue, and incurred net loss amounted to $261,559, the abstract amount of which accounted for 6.4% of consolidated net income for the year ended June 30, 2021. Net negative assets of Chengdu BaiJiaYun amounted to $113,117 as of disposal date, and the abstract amount of which accounted for 0.2% of the consolidated net assets of the Company as of June 30, 2021. The management believed the transfer of equity interest in Chengdu BaiJiaYun does not represent a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. The transfer of equity interest is not accounted as discontinued operations in accordance with ASC 205-20. The Company accounted for the transfer of equity interest a subsidiary under common control as a capital transaction, and the difference between consideration and carrying amount of Chengdu BaiJiaYun of $113,117 were charged to the account of “additional paid-in capital”.

Baijiayun LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5 - ACCOUNTS RECEIVABLE, NET

As of June 30, 2021 and 2020, accounts receivable, net consisted of the following:

	June 30,	June 30,
	2021	2020
Accounts receivable	$9,862,915	$2,661,696
Less: Doubtful allowance	(806,140)	(173,066)
	$9,056,775	$2,488,630

Provisions for doubtful accounts of accounts receivable were $601,350 and $132,287 for the years ended June 30, 2021 and 2020, respectively. Movement of allowance for doubtful accounts was as follows:

	June 30,	June 30,
	2021	2020
Balance at beginning of the year	$173,066	$42,627
Charge to expenses	601,350	132,287
Foreign exchange loss (gain)	31,724	(1,848)
Balance at end of the year	$806,140	$173,066

6 - PROPERTY AND EQUIPMENT, NET

As of June 30, 2021 and 2020, property and equipment, net consisted of the following:

	June 30,	June 30,
	2021	2020
Electronic equipment	$585,723	301,508
Office equipment	1,850	1,515
	587,573	303,023
Less: Accumulated depreciation	(220,798)	(81,819)
	$366,775	$221,204

For the years ended June 30, 2021 and 2020, depreciation expenses were $127,987 and $67,767, respectively.

Baijiayun LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7 - LEASES

As of June 30, 2021 and 2020, the Company, though the VIE and VIE’s subsidiaries, leases office spaces in different cities in the PRC under non-cancelable operating leases, with terms ranging between 21 months and 60 months. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the VIE and VIE’s subsidiaries’ leases do not provide a readily determinable implicit rate. Therefore, the Company discount lease payments based on an estimate of the incremental borrowing rate.

For operating leases that include rent holidays and rent escalation clauses, the Company recognizes lease expense on a straight-line basis over the lease term from the date it takes possession of the leased property. The Company records the straight-line lease expense and any contingent rent, if applicable, in general and administrative expenses on the consolidated statements of income and comprehensive income. The corporate office lease also requires the VIE and VIE’s subsidiaries to pay real estate taxes, common area maintenance costs and other occupancy costs which are included in the general and administrative expenses on the condensed consolidated statements of income and comprehensive income.

The VIE and VIE’s subsidiaries’ lease agreements do not contain any material residual value guarantees or material restrictive covenants.

For short-term leases, the Company records operating lease expense in its consolidated statements of income and comprehensive income on a straight-line basis over the lease term and record variable lease payments as incurred.

The table below presents the operating lease related assets and liabilities recorded on the consolidated balance sheets.

	June 30,	June 30,
	2021	2020
Right of use assets	$1,257,911	$765,047

Operating lease liabilities, current	574,825	429,238
Operating lease liabilities, noncurrent	628,046	301,161
Total operating lease liabilities	$1,202,871	$730,399

Baijiayun LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7 - LEASES (Continued)

Other information about the Company’s leases is as follows:

	For the Year Ended June 30,
	2021	2020
Operating cash flows used in operating leases	$638,193	$373,662
Weighted average remaining lease term (years)	2.26	2.47
Weighted average discount rate	4.75%	4.75%

Operating lease expenses were $536,475 and $319,637, respectively, for the years ended June 30, 2021 and 2020. Short-term lease expenses were $27,330 and $76,134, respectively, for the years ended June 30, 2021 and 2020.

The following is a schedule, by years, of maturities of lease liabilities as of June 30, 2021:

June 30,
2021
For the year ending June 30, 2022	$619,587
For the year ending June 30, 2023	482,267
For the year ending June 30, 2024	169,996
Total lease payments	1,271,850
Less: Imputed interest	(68,979)
Present value of lease liabilities	$1,202,871

8 - LONG-TERM INVESTMENTS

As of June 30, 2021 and 2020, long-term investments consisted of the following:

	June 30,	June 30,
	2021	2020
Equity investment accounted for using the equity method (a)	$771,520	$-
Equity investment without readily determinable fair value measured at Measurement Alternative (b)	23,232	-
	$794,752	$-

Baijiayun LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8 - LONG-TERM INVESTMENTS (Continued)

(a)	For the years ended June 30, 2021 and 2020, the movement of equity investment accounted for using the equity method consisted of the following:

	June 30,	June 30,
	2021	2020
Balance at beginning of the year	$-	$-
Investment in Beijing De Ran Technology Co., Ltd. (“Beijing Deran”)	756,558	-
Loss from equity method investment	(4,320)	-
Foreign exchange gain	19,282	-
Balance at end of the year	$771,520	$-

In May 2021, BaiJiaYun VIE acquired 33.38% equity interest in Beijing Deran, at cash consideration of made investment of $756,558. In May 2021, BaiJiaYun VIE paid the cash consideration of $378,279. As of June 30, 2021, BaiJiaYun VIE had an outstanding investment payable of $387,975, which was fully paid in July 2021.

Deran was engaged in AI solution system. The investment was for the purpose of diversifying the product lines. BaiJiaYun VIE is able to exercise significant influence over Beijing Deran, and accounted for the equity investment using equity method. For the year ended June 30, 2021, equity investment loss of $4,320 was recognized in the account of “loss from equity method investment” in the consolidated statements of income and comprehensive income. As of June 30, 2021, BaiJiaYun VIE did not note other-than-temporary decline in fair value below the carrying value of the investment and did not accrue impairment against the investment in Beijing Deran.

In May 2022, BaiJiaYun VIE closed acquisition of additional 17.62% equity interest Beijing Deran from its shareholders, at cash consideration of $798,338 (RMB 5,286,676). Upon the close of the transaction, BaiJiaYun VIE owned 51% equity interest and obtained control over Beijing Deran. The Company consolidated Beijing Deran since May 2022.

Baijiayun LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8 - LONG-TERM INVESTMENTS (Continued)

(b)	For the years ended June 30, 201 and 2020, the movement of equity investment without readily determinable fair value measured at Measurement Alternative consisted of the following:

	June 30,	June 30,
	2021	2020
Balance at beginning of the year	$-	$-
Investment in Wuhan Qiyunshilian Technology Co., Ltd. (“Wuhan Qiyunshilian”)	77,015	-
Transfer of investment in Wuhan Qiyunshilian	(54,364)	-
Foreign exchange gain	581	-
Balance at end of the year	$23,232	$-

In January 2021, BaiJiaYun VIE and a third party entity set up Wuhan Qiyunshilian, over which BaiJiaYun VIE paid up $77,015 and owned 51% of the equity interest in Wuhan Qiyunshilian. In February 2021, BaiJiaYun VIE transferred 36% equity interest in Wuhan Qiyunshilian to an unrelated third party at cash consideration of $54,364. As of June 30, 2021, BaiJiaYun VIE had 15% equity interest in Wuhan Qiyunshiian amounting to $23,232.

Because the investment and transfer of investment happened concurrently with the same price for each unit of equity interest, and Wuhan Qinyunshilian did not commence operations in January 2021, the Company combined the investment and transfer of investment and accounted for the transaction as an investment in privately held investment using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer. As of June 30, 2021, the Company did not identify orderly transactions for similar investments of the investees, or any impairment indicators, and the Company did not record upward or downward adjustments or impairment against the investments.

9 - DEPOSITS PAYABLE

As of June 30, 2021, the balance of deposits payable of $11,616,021 (RMB 75,000,000) represented the amount made from an investor to BaiJiaYun VIE, as deposits for the investment of 2,419,909 Series C convertible redeemable preferred shares of the Company. In January 2022, BaiJiaYun VIE returned the deposits to the investor, who concurrently paid cash consideration to BaiJiaYun. The financing transaction of Series C convertible redeemable preferred shares was closed in January 2022 (see Note 17 Subsequent events).

Baijiayun LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10 - ACCRUED EXPENSES AND OTHER LIABILITIES

As of June 30, 2021 and 2020, accrued expenses and other liabilities consisted of the following:

	June 30,	June 30,
	2021	2020
Accrued payroll and welfare	$3,275,364	$1,929,414
Accrued professional fees	926,362	2,847
VAT and other taxes payable	540,571	57,883
Accrued expenses	109,929	62,529
	$4,852,226	$2,052,673

11 - CONVERTIBLE REDEEMABLE PREFERRED SHARES

The Company completed several rounds of equity financing and issued the following convertible redeemable preferred shares since its formation. As of June 30, 2019, the following were issued and outstanding: 5,699,962 Series Seed convertible redeemable preferred shares, 7,352,952 Series A convertible redeemable preferred shares in exchange of cash consideration of $3,160,565 (RMB 20,000,000), 6,127,671 Series A-1 convertible redeemable preferred shares in exchange of cash consideration of $6,234,220 (RMB 40,000,000), 3,031,476 Series A-2 convertible redeemable preferred shares in exchange of cash consideration of $2,990,878 (RMB 20,000,000), and 3,789,358 Series A-3 convertible redeemable preferred shares in exchange of cash consideration of $3,610,056 (RMB 25,000,000).

In November 2020, the Company completed Series B and Series B+ equity financing, and issued 8,137,098 Series B convertible redeemable preferred shares and 4,746,653 Series B+ convertible redeemable preferred shares in exchange for cash consideration of $28,028,845 (RMB 190,000,000). The Company incurred issuance costs of US$303,402 (RMB 2,009,154) in connection with this issuance.

Baijiayun LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11 - CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

The following table summarized the roll-forward of the carrying amount of the convertible redeemable preferred shares for the years ended June 30, 2021 and 2020:

	Series Seed	Series A	Series A-1	Series A-2	Series A-3	Series B	Series B+	Total
Balance as of July 1, 2019	$1,274,990	$3,465,025	$6,545,180	$2,999,512	$3,681,170	$-	$-	$17,965,877
Accretion of preferred shares	-	342,283	684,567	342,283	427,854	-	-	1,796,987
Foreign exchange adjustment	(36,110)	(99,792)	(188,685)	(86,608)	(106,327)	-	-	(517,522)
Balance as of June 30, 2020	$1,238,880	$3,707,516	$7,041,062	$3,255,187	$4,002,697	$-	$-	$19,245,342
Issuance of preferred shares in exchange of cash	-	-	-	-	-	17,550,274	10,478,571	28,028,845
Issuance cost in issuance of preferred shares in exchange of cash	-	-	-	-	-	(191,622)	(111,780)	(303,402)
Re-designation of preferred shares	(231,003)	(1,173,993)	(2,246,285)	646,481	-	2,143,716	861,084	-
Accretion of preferred shares	-	219,426	487,866	286,141	354,146	1,111,345	570,605	3,029,529
Deemed dividends	-	-	635,609	17,724	-	1,314,269	117,184	2,084,786
Contribution from preferred shareholders in connection with modification	-	(209)	(51,555)	(22,304)	(27,880)	-	-	(101,948)
Foreign exchange adjustment	110,835	324,933	633,472	330,580	385,598	1,147,601	399,897	3,332,916
Balance as of June 30, 2021	$1,118,712	$3,077,673	$6,500,169	$4,513,809	$4,714,561	$23,075,583	$12,315,561	$55,316,068

Key terms of the convertible redeemable preferred shares are as follows:

Conversion

Each holder of convertible redeemable preferred shares (“Preferred Share”) shall have the right, at such holder’s sole discretion, to convert all or any portion of the preferred shares into ordinary shares on a one-for-one basis at any time. The initial conversion price is the issuance price of preferred shares, subject to adjustment in the event of (1) issuance of additional ordinary shares (2) share dividend and other distribution (3) reorganizations, mergers, consolidations, reclassification, exchange, and substitution.

Each preferred share shall automatically be converted into ordinary shares, based on the then applicable conversion price for each convertible redeemable preferred share, without the payment of any additional consideration, into fully-paid and non-assessable ordinary shares upon the closing of the Qualified IPO.

Baijiayun LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11 - CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

Conversion (Continued)

Qualified IPO is defined as a firm-commitment underwritten public offering of ordinary shares of the Company (or securities representing such ordinary shares) and listing of the shares or backdoor listing (including through a special purpose acquisition company transaction (“SPAC Transaction”) registered under the Securities Act on the New York Stock Exchange, the Nasdaq Global Market, the Stock Exchange of Hong Kong Limited, or any other internationally recognized stock exchange.

Redemption

At any time after the earlier of the occurrence of any of following circumstances: a) the Founder commits illegal acts or has material potential integrity problems; b) the Founder loses control of the Company; c) the Company’s business cannot be conducted due to regulatory reasons; d) the Company breaches its obligations or liabilities to investors in terms of corporate governments; or e) any material breach of the Shareholder Agreement, the Share Purchase Agreements and other transaction documents by the Founder (including, without limitation, the transaction documents contain any untrue, inaccurate, incomplete or materially misleading representations and warranties), each holder of the Preferred Shares shall have the right to request for the redemption of part or all of the preferred shares held by them. The redemption is exercised in the sequence of Series B+ Preferred Share, Series B Preferred Share, Series A-3 Preferred Share, Series A-2 Preferred Share, Series A-1 Preferred Share, and Series A Preferred Share (including Series Seed Preferred Share).

The redemption price per the Preferred Share shall equal the sum of (A) 100% of the issue price corresponding to the redemption shares plus an amount that would provide for a simple interest rate of 8% per annum (calculated on a daily basis from the date on which the issue price of such Preferred Shares was actually paid), plus (B) the declared but unpaid dividends with respect to such redemption shares as of the date on which the holders of convertible redeemable preferred shares actually receive such redemption price. The simple interest rate provided for Series Seed, Series A, Series A-1, Series A-2 and Series A3 Preferred Share was initially agreed at 12% per annum, which was then changed to 8% per annum upon the issuance of Series B and Series B+ Preferred Share in November 2020.

In addition, if the holders of the Preferred Shares failed to exit through the Company’s subsequent equity financing, mergers and acquisition, qualified IPO or other transactions, with an internal rate of return of less than 8% per annum, the holders of Preferred Shares shall have the right to received compensations that will ensure the exit price no less than the sum of (A) 100% of the issue price, (B) a simple interest rate of 8% per annum (calculated on a daily basis from the date on which the issue price of such Preferred Shares was actually paid to the later of the date when the holders actually receive such compensation). The sequence order of exit compensation provided to each holder of Preferred Share, in case if two or more holders made the request, shall be the same as that for redemption.

Baijiayun LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11 - CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

Liquidation Preference

In the event of a liquidation (including deemed liquidation, such as change in control, etc.), dissolution, winding up or other statutory liquidation event of the Company, either voluntary or involuntary, distributions shall be made in the following manner (after satisfaction of all creditors’ claims and claims that may be preferred by law). A statutory liquidation event shall include (i) a merger, amalgamation or consolidation of the Company; (ii) a sale, exchange, transfer or other disposition of all or substantially all of the assets of the Company.

If there are any assets or funds remaining after distribution in full to the holders of preferred shares, the remaining assets and funds of the Company that is legally available for distribution to the shareholders shall be distributed to the holders of the preferred shares and ordinary shares ratably amongst them in proportion to the number of ordinary shares held by them on an as-converted basis.

The liquidation preference is exercised in the sequence of Series B+ Preferred Share, Series B Preferred Share, Series A-3 Preferred Share, Series A-2 Preferred Share, Series A-1 Preferred Share, Series A Preferred Share and Series Seed Preferred Share. Upon occurrent of liquidation events, the holders of preferred share shall be entitled to receive the amount equal to 100% of their respective investment amounts. If the assets of the Company is insufficient to make payment of the 100% investment amounts to the holders of preferred shares, the holders of preferred shares are entitled to the amounts at ratably in proportion to the full amount to which the holders are entitled to.

Dividends

No dividends that is more than 30% of the Company’s distributable profits for that year shall be paid unless otherwise approved by more than two-thirds of the voting rights of the shareholders of the Company. The dividend preference sequence is the same as the liquidation preference. After the dividends for the Series B+/B Preferred Shares, Series A-3/A-2/A-1 Preferred Shares, and Series A (including Series Seed) Preferred Shares have been fully paid, and in the event the Company further declares dividend or distribution in cash or in kind, any additional dividends shall be distributed pro rata among all holders of the ordinary shares and Preferred Shares, provided that the holder of the Series Seed Preferred Shares shall be entitled to receive dividends prior and in preference to any declaration or payment of any dividend on the ordinary shares. No dividend was declared or accrued for the years ended June 30, 2021 and 2020.

Voting Rights

The holders of all convertible redeemable preferred shares and ordinary shares shall vote together based on their shareholding ratio.

Baijiayun LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11 - CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

Accounting for the Convertible Redeemable Preferred Shares

The Company has classified the convertible redeemable preferred shares as mezzanine equity as these preferred shares are contingently redeemable upon the occurrence of an event not solely within the control of the Company. Each issuance of the convertible redeemable preferred shares is recognized at the respective issue price at the date of issuance net of issuance costs. In addition, the Company accretes changes in the redemption value of the convertible redeemable preferred shares based on the issuance price plus a pre-determined annualized return set forth in the agreement. The change in redemption value is recorded against retained earnings, or in the absence of retained earnings, against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit.

The Company has determined that there was no embedded derivative to be bifurcated and no beneficial conversion feature attributable to all of series preferred shares because the initial effective conversion price of these preferred shares were higher than the fair value of the Company’s common shares at the commitment date determined by the Company taking into account independent valuations.

Deemed dividends to shareholders of Preferred Shares

In September 2020, a Series A-1 investor purchased 1,024,615 Series Seed convertible redeemable preferred shares directly from the four Series Seed convertible redeemable preferred shareholders. These 1,024,615 Series Seed preferred shares were re-designated by the Company as Series A-1 convertible redeemable preferred shares.

In September 2020, certain Series B investors purchased 2,147,316 Series A convertible redeemable preferred shares from a Series A preferred shareholder. These 2,147,316 Series A convertible redeemable preferred shares were re-designated by the Company as Series B convertible redeemable preferred shares.

In December 2020, one Series B+ investor purchased 678,093 Series A-1 convertible redeemable preferred shares from two Series A-1 preferred shareholders. These 678,093 Series A-1 convertible redeemable preferred shares were re-designated by the Company as Series B+ convertible redeemable preferred shares.

In December 2020, one Series B investor purchased 762,855 Series A-1 convertible redeemable preferred shares from one Series A-1 preferred shareholders. These 762,855 Series A-1 convertible redeemable preferred shares were re-designated by the Company as Series B convertible redeemable preferred shares.

Baijiayun LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11 - CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

Accounting for the Convertible Redeemable Preferred Shares (Continued)

Deemed dividends to shareholders of Preferred Shares (Continued)

In December 2020, two Series A-2 investors purchased 508,570 Series A-1 convertible redeemable preferred shares from one Series A-1 preferred shareholders. These 508,570 Series A-1 convertible redeemable preferred shares were re-designated by the Company as Series A-2 convertible redeemable preferred shares.

The above re-designations were accounted for as an extinguishment of preferred shares from previous series and issuance of respective series of preferred shares. The re-designated series of preferred shares are recorded at fair value on the re-designation date, with the excess of the fair value of re-designated series over the carrying value of preferred shares from previous series on the re-designation date recognized as deemed dividend of $2,084,786 for the year ended June 30, 2021.

Modification of the Preferred Shares

As mentioned in the “Redemption Section” under this Note, the redemption price per Series Seed/A/A-1/A-2/A-3 Preferred Share changed upon the issuance of Series B and Series B+ Preferred Share in November 2020. The simple interest rate for Series Seed/A/A-1/A-2/A-3 Preferred Share was initially agreed at 12% per annum before equity financing through Series B/B+ Preferred Share and changed to 8% per annum to keep consistent with the Series B/B+ Preferred Share. Such a change in simple interest rate is accounted for as a modification because the change in far value of Series Seed/A/A-1/A-2/A-3 Preferred Share arising from the change interest rate is less than 2%, and such a change in interest rate did not add or eliminate other key terms of preferred shares. The Company applied modification accounting, with the difference of the fair value of modified series of preferred shares below the fair value before modification recognized as contribution from preferred shareholders of $101,948 for the year ended June 30, 2021.

12 - EQUITY

Ordinary shares

The Company’s authorized share capital is 500,000,000 shares of a nominal or par value of US$0.0001. The authorized share capital is comprised of (i) 458,694,920 share are designated as ordinary Shares of a par value of US$0.0001 each, (ii) 9,880,984 are designated as series A preferred shares (including the series Seed preferred shares) of a par value of US$0.0001 each, (iii) 12,532,172 are designated as series A+ (including A-1/A-2/A-3) preferred shares of a par value of US$0.0001 each, (iv) 11,047,269 are designated as series B preferred shares of a par value of US$0.0001 each, (v) 5,424,746 are designated as series B+ preferred shares of a par value of US$0.0001 each, (vi) 2,419,909 are designated as series C preferred shares of a par value of US$0.0001 each.

Baijiayun LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12 - EQUITY (Continued)

Ordinary shares (Continued)

On April 21, 2021, the Company issued 38,417,461 shares of ordinary shares, at par value of $0.0001, to all existing shareholders on a pro rata basis. No cash or other consideration was paid for the issuance of 38,417,461 ordinary shares. All the existing shareholders and directors of the Company consider this stock issuance was part of the Company’s reorganization to result in 38,417,461 ordinary shares issued and outstanding prior to completion of this offering and similar to stock split. The Company believes it is appropriate to reflect stock split on a retroactive basis pursuant to ASC 260. The Company has retroactively restated all shares and per share data for all periods presented.

In January 2021, the Company issued a total of 4,024,415 ordinary shares for acquisition of non-controlling interests, of which 366,170 ordinary shares was for the exchange of the 30% of equity interest in Baijia Cloud Technology and 3,658,245 of ordinary shares was for the exchange of the 49% of equity interest in Baijiayun Information Technology, respectively (see Note 3).

In October 2020, the Company issued 1,627,424 ordinary shares to Nanjing Shilian Technology Co., Ltd who is the general partner of the Company’s employee share-based payment platform.

As a result, the Company had 458,694,920 authorized ordinary shares, par value of US$0.0001, of which 44,069,300 and 38,417,461 were issued and outstanding as of June 30, 2021 and 2020, respectively.

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by BaiJiaYun VIE and its subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations and after it has met the PRC requirements for appropriation to statutory reserves. Paid in capital of the PRC subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of BaiJiaYun VIE and its subsidiaries. The Company’s PRC subsidiaries, VIE and VIE’s subsidiaries is required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the Company’s PRC subsidiaries, VIE and VIE’s subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.

Baijiayun LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12 - EQUITY (Continued)

Restricted net assets (Continued)

As of June 30, 2021 and 2020, the Company’s PRC subsidiaries, VIE and VIE’s subsidiaries set aside statutory reserves amounted to $17,758 and $17,758, respectively.

As of June 30, 2021 and 2020, the Company had net assets restricted in the aggregate, which include paid-in capital and statutory reserve of the VIE and VIE’s subsidiaries that are included in the Company’s consolidated net assets, of $16,050,249 and $47,196,030, respectively.

13 - INCOME TAX

Cayman Islands

Under the current and applicable laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

BaiJiaYun HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first Hong Kong Dollar (“HKD$") 2 million of assessable profits is 8.25% and assessable profits above HKD$ 2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong. BaiJiaYun HK did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax laws, BaiJiaYun HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

BaiJiaYun WFOE, BaiJiaYun VIE and its subsidiaries were incorporated in the PRC and are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. On March 16, 2007, the National People’s Congress enacted a new enterprise income tax law, which took effect on January 1, 2008. The law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises.

Entities qualifying as Software Enterprises enjoy full exemption from EIT for two years beginning from their first profitable calendar year and a 50% reduction for the subsequent three calendar years.

Baijiayun LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13 - INCOME TAX (Continued)

PRC (Continued)

BaiJiayun VIE qualified as a Software Enterprise in 2019 and made profit since the year ended June 30, 2020. BaiJiaYun VIE received the preferential tax treatments from the year ended June 30, 2020, and is entitled to full exemption from EIT for the year from January 1, 2020 through December 31, 2021, and is subject to a 50% reduction in EIT for the period from January 1, 2022 through December 31, 2024.

Entities qualifying as High and New Technology Enterprise are eligible for a preferential tax rate of 15% with High and New Technology Enterprise certificate effective for a period of three years. Wuhan BaiJiaYun qualified as a High and New Technology Enterprise in 2019, and enjoys the preferential income tax rate of 15% for the years from January 1, 2019 through December 31, 2021.

Entities qualifying as “small enterprise with low profit” and with a taxable income not exceeding RMB 1 million are eligible for a preferential tax rate of 5% from January 1, 2019 to December 31, 2020, and a preferential tax rate of 2.5% from January 1, 2021 to December 31, 2022. For the year from January 1, 2019 through December 31, 2020, Nanjing BaiJiaYun, was recognized as “small enterprise with low profit” and received a preferential income tax rate of 5%. For the year from January 1, 2020 through December 31, 2020, BaiJiaYun Information Technology and Baijia Cloud Technology, were recognized as “small enterprise with low profit” and received a preferential income tax rate of 5%. For the year from January 1, 2021 through December 31, 2021, Guizhou BaiJiaYun, Haoyu Xingchen, Xi'an BaiJiaYun, Henan BaiJiaYun, and BaiJiaYun WFOE, were recognized as “small enterprise with low profit” and received a preferential income tax rate of 2.5%.

In September 2018, the State Taxation Administration of the PRC announced a preferential tax treatment for research and development expenses. Qualified entities are entitled to deduct 175% research and development expenses against income to reach a net operating income.

The current PRC EIT Law imposes a 10% withholding income tax for dividends distributed by foreign invested enterprises to their immediate holding companies outside the PRC. A lower withholding tax rate will be applied if there is a tax treaty arrangement between the PRC and the jurisdiction of the foreign holding company. Distributions to holding companies in Hong Kong that satisfy certain requirements specified by the PRC tax authorities, for example, will be subject to a 5% withholding tax rate.

Baijiayun LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13 - INCOME TAX (Continued)

PRC (Continued)

The income tax expenses for the years ended June 30, 2021 and 2020 were comprised of the following:

	For the Year Ended June 30,
	2021	2020
Current income tax expense	$16,875	$26,120
Deferred income tax expense	325,281	65,871
	$342,156	$91,991

Below is a reconciliation of the statutory tax rate to the effective tax rate:

	For the Year Ended June 30,
	2021	2020
Income before income tax expenses	$3,991,489	$3,787,181

Income tax computed at statutory EIT rate (25%)	$997,872	$946,795
Effect of tax holiday and preferential tax benefit	(747,886)	(767,479)
Effect of research and development credits	(567,062)	(214,244)
Effect of other non-deductible expenses	4,634	1,791
Effect of change in valuation allowance	654,598	125,128

Income tax expenses	$342,156	$91,991

BaiJiaYun VIE is subject to a favorable tax rate of 0% for each of the years ended June 30, 2021 and 2020. For the years ended June 30, 2021 and 2020, the tax saving as the result of the favorable tax rate amounted to $747,886 and $767,479, respectively, and per share effect of the favorable tax rate were $0.02 and $0.02, respectively.

Baijiayun LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13 - INCOME TAX (Continued)

PRC (Continued)

The principle components of deferred tax assets and deferred tax liabilities are as follows:

	June 30,	June 30,
	2021	2020
Deferred tax assets
Allowance for doubtful accounts receivables and other receivables	$69,989	$30,699
Net operating loss carrying forwards	990,697	646,699
Donation expenditure	39,882	18,754
Operating lease liabilities	163,680	43,747
Advertising expense	12	11
Total deferred tax assets	1,264,260	739,910

Deferred tax liabilities
Operating lease right of use assets	(167,888)	(46,634)

Deferred tax assets	1,096,372	693,276
Less: Valuation allowance	(919,935)	(227,150)
Deferred tax assets, net	$176,437	$466,126

The rollforward of valuation allowances of deferred tax assets were as follows:

	June 30,	June 30,
	2021	2020
Balance at beginning of the year	$227,150	$105,619
Additions of valuation allowance	654,598	125,128
Foreign currency translation adjustments	38,187	(3,597)
Balance at end of the year	$919,935	$227,150

The Company evaluates its valuation allowance requirements at end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law.

Baijiayun LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13 - INCOME TAX (Continued)

PRC (Continued)

As of June 30, 2021 and 2020, due to uncertainties surrounding future utilization on PRC subsidiaries, the VIE and VIE’s subsidiaries accrued valuation allowance of $919,935 and $227,150, respectively, against the deferred tax assets based upon management’s assessment as to their realization.

14 - (LOSS) EARNINGS PER SHARE

For the years ended June 30, 2021 and 2020, the Company has determined that its convertible redeemable preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. The holders of the preferred shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into ordinary shares. Accordingly, the Company uses the two-class method of computing net income per share, for ordinary shares and preferred shares according to the participation rights in undistributed earnings. However, undistributed loss is only allocated to ordinary shareholders because holders of preferred shares are not contractually obligated to share losses.

For the years ended June 30, 2021 and 2020, the outstanding convertible redeemable preferred shares were excluded from the calculation of diluted net (loss) earnings per ordinary share, as their inclusion would have been anti-dilutive for the periods prescribed.

The following table sets forth the computation of basic and diluted (loss) earnings per share for the years ended June 30, 2021 and 2020:

	For the Year Ended June 30,
	2021	2020
Numerator:
Net Income Attributable to BaiJiaYun Limited	$3,457,208	$3,873,503
Accretion of convertible redeemable preferred shares	(3,029,529)	(1,796,987)
Deemed dividends to convertible redeemable preferred shareholders	(2,084,786)	-
Net income attributable to BaiJiaYun Limited’s preferred shareholders	-	(838,145)
Net (Loss) Income Attributable to BaiJiaYun Limited’s Ordinary Shareholders	$(1,657,107)	$1,238,371
Denominator:
Weighted average ordinary shares outstanding – basic	41,204,669	38,417,461
Weighted average ordinary shares outstanding – dilutive	41,204,669	38,417,461
(Loss) earnings per share
(Loss) earnings per share – basic	$(0.04)	$0.03
(Loss) earnings per share – dilutive	$(0.04)	$0.03

Baijiayun LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15 - COMMITMENTS AND CONTINGENCIES

From time to time, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries are parties to various legal actions arising in the ordinary course of business. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries accrue costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries did not have other significant commitments, long-term obligations, significant contingencies or guarantees as of June 30, 2021 and 2020.

16 - RELATED PARTY TRANSACTIONS

1)	Nature of relationships with related parties

Name	Relationship with the Company
Gangjiang Li	Chairman of the Board, Chief Executive Officer
Nanjing Shilian Technology Co., Ltd. (“Nanjing Shilian”)	Controlling shareholder of the Company
Beijing Deran Technology Co., Ltd. (“Bejing Deran”)	Over which BaiJiaYun VIE owns 33.38% equity interest
Wuhan Qiyun Shilian Technology Co., Ltd. (“Wuhan Qiyun Shilian”)	Over which BaiJiaYun VIE owns 15% equity interest
Chengdu Baijiayun Shilian Technology Co., Ltd. (“Chengdu BJY Shilian”)	A wholly-owned subsidiary of Nanjing Shilian before August 2021
Beijing Huatu Hongyang Education & Culture Co., Ltd. (“Beijing Huatu”)	Controlling shareholder of a 5.41% enterprise shareholder of BaiJiaYun VIE
Jinan Zhongshi Huiyun Technology Co., Ltd. (“Jinan Zhongshi Huiyun”)	A 70% subsidiary of Nanjing Shilian
Beijing Credit Chain Technology Co., Ltd. (“Beijing Credit Chain”)	A 7.75% shareholder of BaiJiaYun VIE before September 2020 and controlled by Qiong Ni, spouse of CEO Gangjiang Li
Beijing Xiaodu Mutual Entertainment Technology Co., Ltd. (“Beijing Xiaodu”)	A 7.13% shareholder of BaiJiaYun VIE before March 2020

Baijiayun LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16 - RELATED PARTY TRANSACTIONS (Continued)

2)	Transactions with related parties

During the years ended June 30, 2021 and 2020, the transactions with related parties were as follows:

Sales to related parties

	For the Year Ended June 30,
	2021	2020
Beijing Huatu	$1,163,752	$2,110,589
Beijing Xiaodu	-	1,622,267
Nanjing Shilian	-	336,386
	$1,163,752	$4,069,242

Purchase from related parties

	For the Year Ended June 30,
	2021	2020
Beijing Deran	$2,005	$-
Wuhan Baijiashilian Technology Co., Ltd.	-	427
	$2,005	$427

3)	Balances with related parties

As of June 30, 2021 and 2020, the balances with related parties were as follows:

	June 30,	June 30,
	2021	2020
Prepayments - related party
Jinan Zhongshi	$328,755	$303,245
	$328,755	$303,245

Advanced from customers - related party
Beijing Huatu	$1,706,224	$6,334
	$1,706,224	$6,334

Baijiayun LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16 - RELATED PARTY TRANSACTIONS (Continued)

3)	Balances with related parties (Continued)

	June 30,	June 30,
	2021	2020
Due from related parties
Wuhan Qiyun Shilian (Note 1)	$464,641	$-
Chengdu BJY Shilian	97,575	-
Beijing Huatu	1,581	-
Beijing Credit Chain	-	151,873
	$563,797	$151,873

Due to related parties
Beijing Deran	$387,975	$-
Gangjiang Li	100,304	-
Beijing Huatu	-	17,872
	$488,279	$17,872

Deferred revenue – related party
Beijing Huatu	$180,779	$6,558
	$180,779	$6,558

Note 1: In February 2021, BaiJiaYun VIE made an interest-free loan of $453,028 to Wuhan Qiyun Shilian to support its working capital as the related party just commenced it operations. The loan was originally payable in February 2022 and was extended to February 2023 subsequently. The loan was fully collected as of July 22, 2022.

17 - SUBSEQUENT EVENTS

●     Plan of Merger with Fuwei Films (Holdings) Co., Ltd. (“FFHL”)

In July 2022, the Board of Directors of the Company approved that the Company enter into an agreement and plan of merger with FFHL, pursuant to which the Company will merge with a wholly-owned subsidiary of FFHL, with the Company being the surviving entity (the “Merger”), and the issued and outstanding share capital of the Company will be cancelled in exchange for newly issued shares of FFHL.

Baijiayun LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17 - SUBSEQUENT EVENTS (Continued)

●    Equity Investments

In October 2021, BaiJiaYun VIE acquired 4.95% of equity interest in a private held entity with $1,494,994 (RMB 9,900,000) of consideration. BaiJiaYun VIE did not have control or exercise significant influence over equity investment in the privately held entity. The Company accounted for such investment using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer.

In October 2021, BaiJiaYun VIE set up a wholly owned subsidiary, Shanghai BaiJiaYun Technology Co., Ltd. (“Shanghai BaiJiaYun”) with registered capital of $151,009 (RMB 1,000,000). Shanghai BaiJiaYun focuses on comprehensive video and audio solutions to customers. As of the date of this report, BaiJiaYun VIE has not paid up the capital.

In October 2021 and May 2022, BaiJiaYun VIE made investments aggregating $24,916,567 (RMB 165,000,000) to acquire 30% equity interest in a private held entity. BaiJiaYun VIE has the significant influence over the investee and applies equity method to account for the investment.

In May 2022, BaiJiaYun VIE closed acquisition of 17.62% equity interest Beijing Deran from its shareholders, at cash consideration of $798,338 (RMB 5,286,676). Upon the close of the transaction, BaiJiaYun VIE obtained 51% equity interest and control over Beijing Deran. The Company consolidated Beijing Deran since May 2022.

In June 2022, BaiJiaYun VIE closed acquisition of 51% equity interest in Xinjiang ZhongWang Technology Co., Ltd. Upon closing, Xinjiang ZhongWang Technology Co., Ltd. was renamed to Xinjiang BaiJiaYun Technology Co. Ltd (“XinJiang BaiJiaYun”). The Company planned to invest $770,148 (RMB 5,100,000). As of the date of this report, Xinjiang BaiJiaYun has not commenced operations and the Company has not paid up the capital.

●	Series C convertible redeemable Preferred Shares

In January 2022, the Company issued 2,419,909 Series C convertible redeemable Preferred Shares at cash consideration of $11,807,101 to a third party investor. The investor of Series C convertible redeemable preferred shares are entitled to redemption preference with all other rights the same as ordinary shareholders.

Baijiayun LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17 - SUBSEQUENT EVENTS (Continued)

●	Series C convertible redeemable Preferred Shares (Continued)

The redemption price per redeemable ordinary share shall equal to the sum of (A) 100% of the ordinary purchase price plus an amount that would provide for a simple interest rate of 8% per annum (calculated on a daily basis from the date on which the issue price of such Preferred Shares was actually paid), plus (B) the declared but unpaid dividends with respect to such redemption shares as of the date on which the holders of convertible redeemable preferred shares actually receive such redemption price. The Company accounted for the Series C convertible redeemable preferred shares as mezzanine equity.

●	Bank loans

On November 2, 2021, BaiJiaYun VIE entered into a one-year bank credit facility with China Merchants Bank Corporation (the “CMB”) under which BaiJiaYun VIE can draw-down up to $4,530,285 (RMB 30,000,000) by November 1, 2022. The interest rate for this credit facility was determined on the draw-down date. The credit facility is guaranteed by Nanjing Shilian. As of the date of this report, BaiJiaYun VIE has drawn down $3,397,714 (RMB 22,500,000) under the credit facility and repaid $1,510,095 (RMB 10,000,000).

In February and March 2022, Shenzhen Baishilian entrusted China Merchants Bank Corporation, Shenzhen Branch to lend its own funds totaling $24,161,520 (RMB 160,000,000) to BaiJiaYun Technology, Nanjing BaiJiaYun, Xi'an BaiJiaYun, Wuhan BaiJiaYun and Henan BaiJiaYun with a loan term of 3 years and an annual interest rate of 0%.

On March 25, 2022, BaiJiaYun Technology entered into a line of credit with Xiamen International Bank, Beijing Branch, to allow BaiJiaYun Technology to borrow an aggregate of $4,530,285 (RMB 30,000,000) out of this line of credit as working capital for the three year from March 28, 2022 to March 27, 2025. These loans bear a fixed interest rate of 3% per annum. The loan is guaranteed by the CEO of the Company, Mr. Gangjiang Li, and $634,240 (RMB 4,200,000) of deposit as collateral. As of the date of this report, BaiJiaYun Technology has withdrawn $2,114,133 (RMB 14,000,000) out of this line of credit.

On June 24, 2022, BaiJiaYun VIE entered into a loan agreement with Jiangsu Bank to borrow $151,009 (RMB 1,000,000) as working capital. The loan has a term of 12 months and bears a fixed interest rate of 3.85% per annum. As of the date of this report, BaiJiaYun VIE has drawn down $151,009 (RMB 1,000,000) out of this line of credit.

Baijiayun LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17 - SUBSEQUENT EVENTS (Continued)

●	Bank loans (Continued)

On March 7, 2022, BaiJiaYun VIE entered into a one-year bank credit facility with China Industrial Bank (the “CIB”) under which BaiJiaYun VIE can draw-down up to $7,550,475 (RMB 50,000,000) by January 29, 2023. The interest rate for this credit facility was determined on the draw-down date. The credit facility is guaranteed by Nanjing Shilian. As of the date of this report, BaiJiaYun VIE has drawn down $1,451,654 (RMB 9,613,000), for which BaiJiaYun VIE collateralized notes payable of $435,499 (RMB 2,883,915).

●	Loans from related parties

On July 1, 2021, BaiJiaYun VIE and the CEO of the Company, Mr. Gangjiang Li, entered into a loan agreement, pursuant to which BaiJiaYun VIE has borrowed $2,100,000 for working capital needs. As of December 31, 2021, BaiJiaYun VIE has fully repaid such balance of $2,100,000.

On November 11, 2021 and December 16, 2021, BaiJiaYun VIE entered into two loan agreements with a related party, Jinan Huiyun Quantum Technology Co., Limited, to borrow $906,057 (RMB 6,000,000) and $392,625 (RMB 2,600,000), respectively. These loans have a term of one month and with no interest bearing. As of December 28, 2021, BaiJiaYun VIE has fully repaid these loans.

On December 1, 2021 and April 1, 2022, BaiJiaYun VIE entered into two loan agreements with a related party, Nanjing JiaShiLian Venture Capital Center (Limited Partnership), to borrow approximately $1,208,076 (RMB 8,000,000) and $9,060,570 (RMB 60,000,000), respectively. These loans have a term of one month and with no interest bearing. As of April 26, 2022, BaiJiaYun VIE has fully repaid these loans.

On January 1, 2022, BaiJiaYun VIE and the CEO of the Company, Mr. Gangjiang Li, entered into a loan agreement, pursuant to which BaiJiaYun VIE has borrowed $10,000,000 for working capital needs. As of January 28, 2022, BaiJiaYun VIE has fully repaid such balance of $10,000,000.

In February 2022, BaiJiaYun VIE entered in to a loan agreement with the related parties, Duo Duo International Limited and its management shareholder, Ms. Xin Zhang, to borrow $4,000,000. The loan has a term from February 4, 2022 to February 28, 2023 and with no interest bearing. BaiJiaYun VIE fully repaid the loan on February 16, 2022.

In April 2022, BaiJiaYun VIE entered in to a loan agreement with a related party, Beijing Credit Chain, to borrow $1,510,095 (RMB10,000,000). The loan has a term from April 26, 2022 to July 31, 2022 and with no interest bearing. As of the date of this report, BaiJiaYun VIE has fully repaid the loan.

Baijiayun LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17 - SUBSEQUENT EVENTS (Continued)

●	Loans from related parties (Continued)

In April 2022, BaiJiaYun VIE entered in to a loan agreement with a related party, Duo Duo International Limited, to borrow $1,500,000. The loan has a term from April 14, 2022 to March 31, 2023 and with no interest bearing. As of the date of this report, BaiJiaYun VIE has not repaid the loan.

In April 2022, the Company entered into loan agreements with Mr. Gangjiang Li, the Chairman of the Board and the Chief Executive Officer of the Company, pursuant to which, the Company borrowed $10,000,000 from Mr. Li. The borrowing is interest free and due on December 31, 2022. As of the date of this report, BaiJiaYun VIE fully repaid the borrowing on behalf of the Company.

In July 2022, the Company entered into loan agreements with Mr. Gangjiang Li, pursuant to which, the Company borrowed $10,000,000 from Mr. Li. The borrowing is interest free and due on December 31, 2022.

On April 7, 2022, BaiJiaYun VIE entered into a loan agreement with a related party, Beijing Xinda Kechuang Technology Co., Limited, to lend $6,040,380 (RMB 40,000,000). The loan has a term from April 8, 2022 to June 29, 2022 and bears a fixed interest rate of 4% per annum. As of April 24, 2022, BaiJiaYun VIE has fully collected the loan.

In February 2022, BaiJiaYun VIE signed a supplementary loan extension agreement with a related party, Wuhan QiYun ShiLian, to extent the $120,808 (RMB 800,000) loan term from February 8, 2022 to August 7, 2022. In March 2022, BaiJiaYun VIE entered into a line of credit with Wuhan QiYun ShiLian to lend an aggregate of $302,019 (RMB 2,000,000) out of this line of credit as working capital for one year from March 21, 2022 to March 20, 2023. This loan is no interest bearing. As of the date of this report, Wuhan QiYun ShiLian has borrowed $181,211 (RMB 1,200,000) out of this line of credit. BaiJiaYun VIE has collected $347,322 (RMB 2,300,000). As of the date of this report, BaiJiaYun VIE has fully collected the loans.

On October 27, 2021, BaiJiaYun VIE entered into a loan agreement with a related party, Beijing JiaNi JiaRui Consulting Management Center (Limited Partnership), to lend $6,040,380 (RMB 40,000,000). The loan has a term from October 27, 2021 to November 30, 2021, and with no interest bearing. As of November 29, 2021, BaiJiaYun VIE has fully collected the loan.

Other than the above mentioned event, the Company evaluated the subsequent event through August 12, 2022, the date of this report, and concluded that there are no material reportable subsequent events need to be disclosed.

Baijiayun LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18 - CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

As the parent company was not in existence until April 22, 2021, and the VIE Agreements were not signed until September 7, 2021, financial statements of the parent company are not required.

Annex B

AGREEMENT AND PLAN OF MERGER

by and among

FUWEI FILMS (HOLDINGS) CO., LTD.

and

BAIJIAYUN LIMITED

dated as of

July 18, 2022

SCHEDULES

Schedule 1.01(A)	66
Schedule 1.01(B)	67

EXHIBITS

Exhibit A Form of Lock-Up Undertaking

Exhibit B Form of Deed of Adherence

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of July 18, 2022 by and among Fuwei Films (Holdings) Co., Ltd., an exempted company incorporated with limited liability under the Laws of the Cayman Islands (“ListCo”), and Baijiayun Limited, an exempted company incorporated with limited liability under the Laws of the Cayman Islands (the “Company”). ListCo, Merger Sub, and the Company are collectively referred to herein as the “Parties” and individually as a “Party” All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in or as otherwise defined elsewhere in this Agreement.

RECITALS

WHEREAS, ListCo is a company listed on the Nasdaq Capital Market.

WHEREAS, ListCo will newly incorporate a wholly owned, direct subsidiary for purposes of consummating the transactions contemplated by this Agreement and the other Transaction Agreements (the “Transactions” and such subsidiary, the “Merger Sub”) which will be bound by this Agreement by signing the Deed of Adherence.

WHEREAS, the Company and its Subsidiaries (as defined below) operate the businesses of video SaaS/PaaS, video cloud and software, video AI and system solution (the “Business”).

WHEREAS, ListCo shall, subject to the ListCo Shareholder Approval, adopt the ListCo Post-Closing M&AA as its amended and restated memorandum and articles of association with effect immediately prior to the Closing, pursuant to which, among other things, ListCo Shares are divided into two classes with equal economic rights, of which each ListCo Class A Ordinary Share is entitled to one (1) vote and each ListCo Class B Ordinary Share is entitled to fifteen (15) votes (the amendments effected by the ListCo Post-Closing M&AA, the “Amendment”).

WHEREAS, immediately following the Amendment, subject to the terms and conditions hereof and in accordance with the Companies Act (As Revised) of the Cayman Islands (the “Cayman Companies Act”), at the Closing, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving as the Surviving Entity.

WHEREAS, the board of directors of ListCo (the “ListCo Board”) has unanimously: (a) approved and declared advisable this Agreement and the other Transaction Agreements and the Transactions, including the Merger and the Amendment, (b) determined that this Agreement and the Transactions, including the Merger and the Amendment, are in the best interest of ListCo and the ListCo Shareholders, and (c) resolved to recommend to its shareholders that they approve the Agreement and the other Transaction Agreements and the Transactions, including the Merger and the Amendment.

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously: (a) approved this Agreement and the other Transaction Agreements to which it is a party and the Transactions, including the Merger, and (b) determined that this Agreement, and such other Transaction Agreements and the Transactions, including the Merger, are in the best interest of the Company.

WHEREAS, concurrently with the execution and delivery of this Agreement, ListCo Major Shareholder and the Company have entered into a lock-up undertaking attached hereto as Exhibit A (each, a “Lock-up Undertaking”).

WHEREAS, for U.S. federal income Tax purposes, the Parties intend that (a) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the Treasury Regulations promulgated thereunder, and (b) this Agreement is and is hereby adopted as a “plan of reorganization” with respect to the Merger within the meaning of Sections 354, 361 and 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) (the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:

Article I
CERTAIN DEFINITIONS

Section 1.01      Definitions.

For purposes of this Agreement, the following capitalized terms have the following meanings:

“Action” means any action, suit, audit, examination, arbitration or legal, judicial or administrative proceeding (whether at law or in equity) by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise. The term “control” means the ownership of a majority of the voting securities of the applicable Person or the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of the applicable Person, whether through ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Agreed Total Converted ListCo Shares” means 98,484,848.

“Aggregate Fully Diluted Company Shares” means, without duplication, the aggregate number of Company Ordinary Shares (A) that are issued and outstanding immediately prior to the Effective Time, (B) into which all Company Preferred Shares that are issued and outstanding immediately prior to the Effective Time would convert, (C) into which all Company Warrants (if any) that are issued and outstanding immediately prior to the Effective Time would exercise (no matter whether such Company Warrants will be exercised).

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in the Cayman Islands, the PRC, New York City or Hong Kong are authorized or required by Law to be closed for business.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Articles” means the Amended and Restated Memorandum of Association of the Company and the Amended and Restated Articles of Association of the Company, as may be amended from time to time.

“Company Disclosure Schedule” means the disclosure schedule delivered by the Company to and accepted by ListCo on the date hereof.

“Company Employee” means current or former employee, officer or director of the Company or its Subsidiaries.

“Company Founder” means Mr. Li Gangjiang, a PRC citizen with ID number 430124197506130012.

“Company Major Shareholders” means collectively, Jia Jia, Duo Duo International Limited, a company incorporated under the laws of British Virgin Islands and Nuan Nuan Ltd, a company incorporated under the laws of British Virgin Islands, and each, a “Company Major Shareholder”.

“Company Ordinary Share” means an ordinary share, par value US$0.0001 each, of the Company, with the rights and privileges as set forth in the Company Articles.

“Company Preferred Share” means any of the Company Series A Preferred Shares, Company Series A+ Preferred Shares, Company Series B Preferred Shares, Company Series B+ Preferred Shares and Company Series C Preferred Shares.

“Company Series A Preferred Share” means a series A preferred share, par value US$0.0001 per share, of the Company, with the rights and privileges as set forth in the Company Articles.

“Company Series A+ Preferred Share” means a series A+ preferred share, par value US$0.0001 per share, of the Company, with the rights and privileges as set forth in the Company Articles.

“Company Series B Preferred Share” means a series B preferred share, par value US$0.0001 per share, of the Company, with the rights and privileges as set forth in the Company Articles.

“Company Series B+ Preferred Share” means a series B+ preferred share, par value US$0.0001 per share, of the Company, with the rights and privileges as set forth in the Company Articles.

“Company Series C Preferred Share” means a series C preferred share, par value US$0.0001 per share, of the Company, with the rights and privileges as set forth in the Company Articles.

“Company Shareholders” means the holders of issued and outstanding Company Ordinary Shares and Company Preferred Shares.

“Company Shareholder Approval” means the vote and/or consent of the Company Shareholders required to approve the Agreement and the other Transaction Agreements and the Transactions, including the Merger, as determined in accordance with applicable Law and the Organizational Documents of the Company.

“Company Shares” means the Company Ordinary Shares and the Company Preferred Shares.

“Company Warrants” means the warrant agreements respectively entered into by and between the Company and relevant parties which took effect as of September 9, 2021 (as may be amended as contemplated by the Company Disclosure Schedule) and such other warrants, under which the relevant parties are entitled to purchase certain Company Ordinary Shares or Company Preferred Shares (as adjusted to share dividend, split, combination, recapitalization and other similar transactions) from the Company.

“Confidential Information” means, with respect to a Party, all confidential or proprietary documents and information concerning such Party or any of its Affiliates and its and their respective Representatives, disclosed by or on behalf of such Party (or any of its Representatives) to another Party (or any of its Representatives) in connection with this Agreement or any other Transaction Agreement or the transactions contemplated hereby or thereby; provided, however, that Confidential Information shall not include any information which, (i) is or becomes generally available publicly not due to any disclosure in breach of this Agreement or (ii) at the time of the disclosure by such Party or its Representatives, was previously known by such receiving Party or its Representatives without violation of Law or any confidentiality obligation by such receiving Party or its Representatives.

“Contracts” means any legally binding contracts, agreements, licenses, subcontracts, leases, subleases, franchise and other legally binding commitment.

“Control Documents” means collectively, exclusive call option agreement(s), proxy agreement(s), equity pledge agreement(s), an exclusive technical service agreement and any other documents (as applicable) entered into by the relevant Group Companies and the shareholders of the Domestic Company.

“Conversion Ratio” means the number resulting from dividing the Agreed Total Converted ListCo Shares by the Aggregate Fully Diluted Company Shares, which shall (subject to adjustment of the Aggregate Fully Diluted Company Shares) be 0.7807324.

“Data Security Requirements” means, with respect to a Party, all of the following, in each case to the extent relating to any Processing of any Personal Information or any IT Systems, any privacy, security or security breach notification requirements, or any matters relating to data privacy, protection or security, and applicable to such Party or any of its Subsidiaries, the conduct of their businesses, any IT Systems, or any Personal Information Processed by or on behalf of such Party or any of its Subsidiaries or any IT Systems: (i) applicable Laws, including Laws related to data privacy, data security, cybersecurity or national security; (ii) such Party’s and each of its Subsidiaries’ own respective internal and external rules, policies, and procedures; (iii) industry standards, requirements of self-regulatory bodies, and codes of conduct which such Party or any of its Subsidiaries purports to comply with or be bound by, or otherwise applicable to the industries in which any of them operate; and (iv) Contracts which such Party or any of its Subsidiaries is bound by or has made.

“Deed of Adherence” means the deed of adherence substantially in the form set forth in Exhibit B.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof.

“COVID-19 Measures” means any mandatory quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, directive or guidelines by any Governmental Authority in relation to COVID-19.

“Domestic Company” means Baijiayun Group Co., Ltd. (百家云集团有限公司), a company established under the Laws of the PRC.

“Equity Securities” means, with respect to any Person, (i) any shares of capital or capital stock, registered capital, partnership, membership, joint venture or similar interest, or other voting securities of, or other ownership interest in, such Person, (ii) any securities of such Person (including debt securities) convertible into or exchangeable or exercisable for shares of capital or capital stock, partnership, membership, joint venture or similar interest, or other voting securities of, or other ownership interests in, such Person, (iii) any warrants, calls, options or other rights to acquire from such Person, or other obligations of such Person to issue, any shares of capital or capital stock, partnership, membership, joint venture or similar interest, or other voting securities of, or other ownership interests in, or securities convertible into or exchangeable or exercisable for shares of capital or capital stock, partnership, membership, joint venture or similar interest, or other voting securities of, or other ownership interests in, such Person, and (iv) any restricted shares, stock appreciation rights, restricted units, performance units, contingent value rights, “phantom” stock or similar securities or rights (including, for the avoidance of doubt, interests with respect to an employee share ownership plan) issued by or with the approval of such Person that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital or capital stock or other voting securities of, other ownership interests in, or any business, products or assets of, such Person.

“Exchange Act” means the United States Securities Exchange Act of 1934.

“Force Majeure” means, with respect to a Party, an event beyond the control of such Party (or any Person acting on its behalf), which by its nature could not have been foreseen by such Party (or such Person), or, if it could have been foreseen, was unavoidable, and includes, acts of God, storms, floods, riots, fires, pandemics, sabotage, civil commotion or civil unrest, interference by civil or military authorities, acts of war (declared or undeclared) or armed hostilities or other national or international calamity or one or more acts of terrorism or failure of energy sources.

“GAAP” means the accounting principles generally accepted in the United States of America.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, legislative, judicial, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, arbitral body (public or private) or tribunal, and the governing body of any securities exchange or other self-regulating organization.

“Governmental Order” means any order, judgment, injunction, decree, writ, ruling, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Group Company” means each of the Company and its Subsidiaries.

“Indebtedness” means, with respect to any Person, without duplication, any obligations, contingent or otherwise, in respect of (a) the principal of and premium (if any) in respect of all indebtedness for borrowed money, including accrued interest and any per diem interest accruals, and any amount required to redeem any redeemable securities, (b) the principal and interest components of capitalized lease obligations under GAAP, (c) amounts drawn (including any accrued and unpaid interest) on letters of credit, bank guarantees, bankers’ acceptances and other similar instruments, (d) the principal of and premium (if any) in respect of obligations evidenced by bonds, debentures, notes and similar instruments, (e) the unpaid Taxes for all taxable periods (or portions thereof) ending on or prior to the Closing Date, to the extent due and payable, calculated on a jurisdiction-by-jurisdiction basis in amounts not less than zero, (f) the termination value of interest rate protection agreements and currency obligation swaps, hedges or similar arrangements (without duplication of other indebtedness supported or guaranteed thereby), (g) the principal component of all obligations to pay the deferred and unpaid purchase price of property and equipment which have been delivered, including “earn outs” and “seller notes”, (h) unpaid management fees, (i) unpaid bonus, severance and deferred compensation obligations (whether or not accrued), together with the employer portion of any payroll Taxes due on the foregoing amounts (including, for the avoidance of doubt, any such Taxes which may be deferred pursuant to a COVID-19 Measure), (j) breakage costs, prepayment or early termination premiums, penalties, or other fees or expenses payable as a result of the consummation of the Transactions in respect of any of the items in the foregoing clauses (a) through (i), and (k) all Indebtedness of another Person referred to in clauses (a) through (j) above guaranteed directly or indirectly, jointly or severally.

“Intellectual Property” means all intellectual property, industrial property and proprietary rights anywhere in the world, including: (i) patents, patent applications, patent disclosures, invention disclosures, industrial designs, utility models, design patents and inventions (whether or not patentable), (ii) trademarks, service marks, trade names, trade dress, corporate names, logos, and other indicia of source or origin, and all registrations, applications and renewals in connection therewith, together with all goodwill associated therewith, (iii) copyrights, works of authorship, moral rights, and all registrations and applications in connection therewith, (iv) internet domain names and social media accounts, (v) trade secrets, know-how and confidential information, and (vi) Software.

“IT Systems” means all software, computer systems, servers, networks, computer hardware and equipment, data processing, information, record keeping, communications, telecommunications, interfaces, platforms, and peripherals, and other information technology platforms, networks and systems that are owned or controlled by the Company or any of its Subsidiaries or used in the conduct of their businesses, in each case, whether outsourced or not, together with data and information stored or contained in, or transmitted by, any of the foregoing, and documentation relating to any of the foregoing.

“Jia Jia” means Jia Jia BaiJiaYun Ltd., a company incorporated under the laws of the British Virgin Islands.

“Knowledge” means, with respect to the Company, the knowledge that each of the individuals listed on Schedule 1.01(A) actually has, or the knowledge that any of them would have actually had following a reasonable inquiry with his or her direct reports; and with respect to ListCo, the knowledge that each of the individuals listed on Schedule 1.01(B) actually has, or the knowledge that any of them would have actually had following a reasonable inquiry with his or her direct reports.

“Law” means any statute, act, code, law (including common law), ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

“Lien” means any mortgage, charge, deed of trust, pledge, license, covenant not to sue, option, right of first refusal, offer or negotiation, hypothecation, encumbrance, easement, security interests, or other lien of any kind (other than, in the case of a security, any restriction on transfer of such security arising under Securities Laws).

“ListCo Class A Ordinary Share” means each Class A ordinary share, par value US$0.519008 per share, of ListCo after the Amendment becoming effective.

“ListCo Class B Ordinary Share” means each Class B ordinary share, par value US$0.519008 per share, of ListCo after the Amendment becoming effective.

“ListCo Group Company” means each of ListCo and its Subsidiaries.

“ListCo Group Holding Company” means any ListCo Group Company other than Fuwei Films (Shandong) Co., Ltd. (富维薄膜（山东）有限公司), a company incorporated under the Laws of the PRC.

“ListCo Major Shareholder” means Apex Glory Holdings Limited.

“ListCo Ordinary Share” means each ordinary share, par value US$0.519008 per share, of ListCo.

“ListCo Impairment Effect” means an event, circumstance, fact, change or development that has a material adverse effect on the ability of ListCo to consummate the Transactions, which shall include the failure by ListCo to maintain ListCo’s continuous listing on, or the continuous listing of ListCo Ordinary Shares on, the Nasdaq.

“ListCo Organizational Documents” means the Organizational Documents of ListCo, as amended and/or restated (where applicable).

“ListCo Post-Closing M&AA” means the ListCo’s amended and restated memorandum and articles of association to be, subject to the ListCo Shareholder Approval, effective from the Closing in a form reasonably prepared by the Company prior to the Closing and contemplating, among other things, the authorised share capital of the ListCo comprising two classes of ordinary shares, Class A and Class B, with Class B ordinary shares having fifteen (15) votes per share and Class A ordinary shares having one (1) vote per share and Class A and Class B ordinary shares always voting together as one class on matters submitted to the shareholders of ListCo.

“ListCo Shareholder Approval” means the affirmative vote of the ListCo Shareholders representing at least two-thirds of the voting power of the issued and outstanding ListCo Shares entitled to vote at a general meeting of the shareholders voting in person or by proxy, to approve the Agreement and the other Transaction Agreements and the Transactions, including the Merger and the Amendment.

“ListCo Shareholders” means any holder of ListCo Shares.

“ListCo Shares” means, prior to the adoption of the Post-Closing M&AA, the ListCo Ordinary Shares, and, upon the adoption of the Post-Closing M&AA, the ListCo Class A Ordinary Shares and the ListCo Class B Ordinary Shares.

“Material Adverse Effect” means, with respect to a Party, an effect, development, circumstance, fact, change or event that has a material adverse effect on (x) such Party and its Subsidiaries or the results of operations or financial condition of such Party and its Subsidiaries, in each case, taken as a whole or (y) the ability of such Party and its Subsidiaries to consummate the Transactions; provided, however, that, solely with respect to the foregoing clause (x), in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect” (a) any change in Law, regulatory policies, accounting standards or principles (including GAAP) or any guidance relating thereto or interpretation thereof, in each case after the date hereof; (b) any change in interest rates or economic, political, business or financial market conditions generally (including any changes in credit, financial, commodities, securities or banking markets); (c) any change affecting any of the industries in which such Party and its Subsidiaries operate or the economy as a whole; (d) any epidemic, pandemic or disease outbreak (including COVID-19 and any COVID-19 Measures), (e) the announcement or the execution of this Agreement, the pendency of the Transactions, or the performance of this Agreement, including losses or threatened losses of employees, customers, suppliers, vendors, distributors or others having relationships with the Company and its Subsidiaries; (f) any weather conditions, earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, act of God or other force majeure event; (g) any acts of terrorism, sabotage, war, riot, the outbreak or escalation of hostilities, or change in geopolitical conditions; (h) any failure of the Company or its Subsidiaries to meet, with respect to any period or periods, any internal or industry analyst projections, forecasts, estimates or business plans (provided, however, that this clause (h) shall not prevent a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect)); provided, further, that any effect referred to in clauses (a), (b), (c), (d), (f) or (g) above may be taken into account in determining if a Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on such Party and its Subsidiaries or the results of operations or financial condition of such Party and its Subsidiaries, in each case, taken as a whole, relative to other similarly situated businesses in the industries in which such Party and its Subsidiaries operate.

“Nasdaq” means The Nasdaq Stock Market LLC.

“OFAC” means the Office of Foreign Assets Control of the U.S. Department of the Treasury.

“Organizational Documents” means, with respect to any Person that is not an individual, the articles or certificate of incorporation, registration or organization, bylaws, memorandum and articles of association, limited partnership agreement, partnership agreement, limited liability company agreement, shareholders agreement and other similar organizational documents of such Person.

“Owned Intellectual Property” means all Intellectual Property that is owned or purported to be owned by the Group Companies or the ListCo Group Companies (as applicable).

“Permitted Liens” means (i) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen, construction contractors and other similar Liens that arise in the ordinary course of business, that relate to amounts not yet delinquent or that are being contested in good faith through appropriate Actions or that may thereafter be paid without penalty to the extent appropriate reserves have been established in accordance with the applicable accounting standards, (ii) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business consistent with past practice, (iii) Liens for Taxes not yet delinquent or which are being contested in good faith through appropriate Actions for which appropriate reserves have been established in accordance with the applicable accounting standards, (iv) leases, subleases and similar agreements with respect to the Leased Company Real Property, (v) Liens, defects or imperfections on title, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that (A) are matters of record, (B) would be discovered by a current, accurate survey or physical inspection of such real property or (C) do not materially interfere with the present uses of such real property, (vi) Liens (except with respect to Intellectual Property) that are not material to the Company and its Subsidiaries, taken as a whole, (vii) non-exclusive licenses of Intellectual Property granted to customers of the Company and its Subsidiaries and entered into in the ordinary course of business, (viii) Liens that secure obligations that are reflected as liabilities on the Most Recent Balance Sheet (which such Liens are referenced, or the existence of which such Liens is referred to, in the notes to Most Recent Balance Sheet), (ix) Liens securing any indebtedness of the Company or its Subsidiaries (including pursuant to existing credit facilities), (x) Liens arising under applicable Securities Laws, and (xi) with respect to an entity, Liens arising under the Organizational Documents of such entity.

“Person” means any individual, corporation, company, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or other organization or entity of any kind or nature.

“PRC” means the People’s Republic of China, but for purposes of this Agreement, excluding Hong Kong, the Macau Special Administrative Region and Taiwan.

“Process” (or “Processing” or “Processed”) means any access, collection, use, processing, storage, sharing, distribution, transfer, disclosure, sorting, treatment, manipulation, interruption, performance of operations on, enhancement, aggregation, alteration, destruction, security or disposal of any data of information (including Personal Information), or any IT System.

“Related Party” means, with respect to a Party, (a) any member, shareholder or equity interest holder who, together with its Affiliates, directly or indirectly holds no less than 5% of the total outstanding share capital of such Party or any of its Subsidiaries, (b) any director or officer of such Party or any of its Subsidiaries, in each case of clauses (a) and (b), excluding such Party or any of its Subsidiaries.

“Representative” means, as to any Person, any of the officers, directors, managers, employees, counsel, accountants, financial advisors, consultants, agents and other representatives of such Person.

“SAFE Circular 37” means the Notice on Issues Relating to the Administration of Foreign Exchange in Overseas Investment and Financing and Reverse Investment Activities of Domestic Residents Conducted via Special Purpose Vehicles issued by SAFE on July 14, 2014, which became effective as of July 14, 2014, or any successor rule or regulation under the PRC Law.

“Schedules” means the disclosure schedules delivered by ListCo and Merger Sub to and accepted by the Company dated as of the date of this Agreement.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933.

“Securities Laws” means the securities Laws of any Governmental Authority and the rules and regulations promulgated thereunder (including the Securities Act and the Exchange Act and the rules and regulations thereunder).

“Security Incident” means cyber or security incident with respect to any system (including IT Systems) or any data or information (including Personal Information), including any occurrence that actually or potentially likely jeopardizes the confidentiality, integrity, or availability of any system or any data or information, and any incident of security breach or intrusion, or denial of service, or any unauthorized Processing of any IT System or any data or information, or any loss, distribution, compromise or unauthorized access to, or disclosure of, any of the foregoing.

“Social Security Benefits” means any social insurance, pension insurance benefits, medical insurance benefits, work-related injury insurance benefits, maternity insurance benefits, unemployment insurance benefits and public housing provident fund benefits or similar benefits, in each case as required by any applicable Law or contractual arrangements.

“Software” means (i) software of any type, including computer programs, applications, middleware, software development kits, libraries, tools, interfaces, firmware, compiled or interpreted programmable logic, objects, bytecode, machine code, games, software implementations of algorithms, models and methodologies, in each case, whether in source code or object code form, (ii) data and databases, and (iii) documentation related to any of the foregoing; together with intellectual property, industrial property and proprietary rights in and to any of the foregoing.

“Subsidiary” means, with respect to a Person, any corporation, company or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls a majority of the Equity Securities having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation, company or other organization or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member, including those controlled through a variable-interest-entity structure or other similar contractual arrangement, and those whose assets and financial results are consolidated with the net earnings of such Person and are recorded on the books of such Person for financial reporting purposes in accordance with applicable accounting principles.

“Tax” means any federal, state, provincial, territorial, local, non-U.S. and other net income tax, alternative or add-on minimum tax, franchise tax, gross income, adjusted gross income or gross receipts tax, employment related tax (including employee withholding or employer payroll tax, social security or national health insurance), ad valorem, transfer, franchise, license, excise, severance, stamp, occupation, premium, personal property, real property, capital stock, profits, disability, registration, value added, estimated, customs duties, and sales or use tax, commodity tax or other tax or like assessment or charge, in each case imposed by any Governmental Authority, together with any interest, indexation, penalty, addition to tax or additional amount imposed with respect thereto (or in lieu thereof) by a Governmental Authority.

“Tax Return” means any return, report, statement, refund, claim, declaration, information return, statement, estimate or other document filed or required to be filed with a Governmental Authority in respect of Taxes, including any schedule or attachment thereto and including any amendments thereof.

“Transaction Agreements” means this Agreement, the Plan of Merger, the Deed of Adherence, the Lock-up Undertaking, the ListCo Post-Closing M&AA, and all the agreements, documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Treasury Regulations” means the regulations promulgated under the Code.

“Warrantors” means collectively, ListCo and Merger Sub, and each, a “Warrantor”.

Section 1.02      Construction.

(a)            Unless expressly stated otherwise, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article”, “Section”, “Schedule” and “Exhibit” refer to the specified Article, Section, Schedule or Exhibit of or to this Agreement unless otherwise specified, (v) the word “including” shall mean “including without limitation,” (vi) the word “or” shall be disjunctive but not exclusive and have the meaning represented by the term “and/or”, (vii) the phrase “to the extent” means the degree to which a subject matter or other thing extends, and such phrase shall not mean simply “if”, and (viii) the words “shall” and “will” have the same meaning.

(b)            Unless expressly stated otherwise, references to Contracts shall be deemed to include all subsequent amendments and other modifications thereto (subject to any restrictions on amendments or modifications set forth in this Agreement).

(c)            Unless expressly stated otherwise, references to statutes shall include all regulations promulgated thereunder and references to Laws shall be construed as including all Laws consolidating, amending or replacing the Law.

(d)            Any share number or per share amount referred to in this Agreement shall be appropriately adjusted to take into account any bonus share issue, share split, reverse share split, share dividend, reclassification, combination, exchange of shares, change or readjustment in change or similar event affecting the Company Ordinary Shares or the ListCo Ordinary Shares after the date of this Agreement.

(e)            The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent and no rule of strict construction shall be applied against any Party.

(f)            Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(g)            The phrases “provided to” , “delivered to”, “furnished to,” or “made available to” a Party and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been made available to that Party no later than 11:59 p.m. (Hong Kong time) on the day prior to the date of this Agreement by delivery to that Party or its legal counsel via electronic mail or hard copy form.

(h)            References to “$” or “dollar” or “US$” shall be references to United States dollars.

(i)            References to “RMB” shall be references to Renminbi.

Section 1.03      Table of Defined Terms.

Term	Section
“Agreed ListCo Board Composition”	Section 7.05
“Agreement”	Preamble
“Alternative Transaction Proposal”	Section 8.05(a)
“Alternative ListCo Transaction Proposal”	Section 8.05(b)
“Amendment”	Recitals
“Authorizations”	Section 4.05
“Business”	Recitals
“Business Permits”	Section 4.12(a)
“Cayman Companies Act”	Recitals
“Closing”	Section 3.02
“Closing Date”	Section 3.02
“Closing Press Release”	Section 8.07(c)
“Company”	Preamble
“Company Board”	Recitals
“Company Benefit Plans”	Section 4.14(c)
“Company Parties”	Section 10.03(e)
“Company Termination Fee”	Section 10.03(a)
“DPA”	Section 4.23
“Effective Time”	Section 3.03
“Enforceability Exceptions”	Section 4.03
“Excluded Share”	Section 3.07(a)(ix)
“Expenses”	Section 11.05
“Federal Securities Laws”	Section 5.07(a)
“Financial Statements”	Section 4.09(a)
“HKIAC”	Section 11.12
“Initial Listing Application”	Section 8.02(a)(i)
“Intended Tax Treatment”	Recitals
“Interim Period”	Section 6.01
“Leased Company Real Property”	Section 4.16(b)
“Leased ListCo Real Property”	Section 5.19(b)
“Leases”	Section 4.16(b)
“ListCo”	Preamble
“ListCo Benefit Plan”	Section 5.13(a)

“ListCo Board”	Recitals
“ListCo Employees”	Section 5.13(a)
“ListCo Extraordinary General Meeting”	Section 8.02(b)
“ListCo Leases”	Section 5.19(b)
“ListCo Meeting Change”	Section 8.02(b)
“ListCo Parties”	Section 10.03(e)
“ListCo Permits”	Section 5.08(a)
“ListCo Termination Fee”	Section 10.03(b)
“Lock-up Undertaking”	Recitals
“Merger”	Recitals
“Merger Sub”	Preamble
“Most Recent Balance Sheet”	Section 4.09(a)
“Non-Recourse Party”	Section 11.15
“Non-Recourse Parties”	Section 11.15
“pdf”	Section 3.02
“Party”	Preamble
“Permitted Purposes”	Section 8.07(a)
“Personal Information”	Section 4.17(d)
“Plan of Merger”	Section 3.03
“Proxy Statement”	Section 8.02(a)(i)
“Sarbanes-Oxley Act”	Section 5.07(a)
“SEC Reports”	Section 5.07(a)
“Specified Contracts”	Section 4.13(a)
“Specified Representations”	Section 9.02(a)
“Surviving Entity”	Section 3.01
“Termination Date”	Section 10.01(g)
“Transaction Litigation”	Section 8.01(b)
“Transactions”	Recitals
“VAT”	Section 4.15(a)(v)

Article II
PRE-CLOSING TRANSACTIONS

Section 2.01      Pre-Closing Transactions; Amendment. On the Closing Date, immediately prior to the Effective Time, the ListCo Post-Closing M&AA shall be adopted and become effective.

Article III
THE MERGER; CLOSING

Section 3.01      The Merger. Upon the terms and subject to the conditions set forth in this Agreement or waiver by the Party having the benefit of such condition, and in accordance with the Cayman Companies Act, at the Effective Time, Merger Sub shall be merged with and into the Company (the “Merger”), with the Company being the surviving company (which is hereinafter referred to for the periods at and after the Effective Time as the “Surviving Entity”) following the Merger and the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Entity after the Merger and as a direct, wholly-owned subsidiary of ListCo.

Section 3.02      Closing. On the terms and subject to the conditions of this Agreement, the consummation of the Merger (the “Closing”) shall take place electronically by the mutual exchange of electronic signatures (including portable document format (“pdf”)) on the date that is two (2) Business Days following the date on which all conditions set forth in Article VII have been satisfied or waived (other than those conditions that by their terms or nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), or at such other place, time or date as ListCo and the Company may mutually agree in writing. The date on which the Closing occurs is referred to herein as the “Closing Date”.

Section 3.03      Effective Time. On the terms and subject to the conditions set forth herein, on the Closing Date, following the consummation of the Amendment, the Company and Merger Sub shall execute a plan of merger in a customary form as reasonably agreed in writing between ListCo and the Company (the “Plan of Merger”) and shall file the Plan of Merger and other documents as required to effect the Merger pursuant to the Cayman Companies Act with the Registrar of Companies of the Cayman Islands as provided in the applicable provisions of the Cayman Companies Act. The Merger shall become effective at the time when the Plan of Merger is registered by the Registrar of Companies of the Cayman Islands or such later time as Merger Sub and the Company may agree and specify in the Plan of Merger pursuant to the Cayman Companies Act subject to section 234 of the Cayman Companies Act (the “Effective Time”).

Section 3.04      Effect of the Merger. The effect of the Merger shall be as provided in this Agreement, the Plan of Merger and the applicable provisions of the Cayman Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of Merger Sub and the Company shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Entity, which shall include the assumption by the Surviving Entity of any and all agreements, covenants, duties and obligations of Merger Sub and the Company set forth in this Agreement to be performed after the Effective Time.

Section 3.05      Governing Documents. At the Effective Time, in accordance with the terms of the Plan of Merger and without any further action on the part of the Parties, the Company will adopt the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, as the memorandum and articles of association of the Surviving Entity, until thereafter changed or amended as provided therein or by applicable Law and the applicable provisions of such memorandum and articles of association; provided, that at the Effective Time, (a) all references therein to the name of Merger Sub shall be amended to “Baijiayun Limited” and (b) all references therein to the authorized share capital of the Surviving Entity shall be amended to refer to the authorized share capital of the Surviving Entity as approved in the Plan of Merger.

Section 3.06      Sole Director of the Surviving Entity. At the Effective Time, the Company Founder shall be the sole director of the Surviving Entity, holding office in accordance with the Organizational Documents of the Surviving Entity.

Section 3.07      Effect of Merger on Share Capital.

(a)            On the terms and subject to the conditions set forth herein, at the Closing, by virtue of the Merger and without any further action on the part of any Party or any other Person, the following shall occur:

(i)          Each Company Ordinary Share that is issued and outstanding immediately prior to the Effective Time (other than any Excluded Shares and Company Ordinary Shares held by the Company Major Shareholders) shall be cancelled in exchange for the right to receive such number of validly issued, fully paid and non-assessable ListCo Class A Ordinary Shares as is equal to one (1) multiplied by the Conversion Ratio (the ListCo Class A Ordinary Shares issued pursuant to this Section 3.07(a) are referred to as the “Class A Ordinary Share Merger Consideration”), and from and after the Effective Time, all such Company Ordinary Shares shall no longer be issued and outstanding and shall be cancelled and cease to exist, and each holder of Company Ordinary Shares (other than any Excluded Shares and Company Ordinary Shares held by the Company Major Shareholders) that were issued and outstanding immediately prior to the Effective Time shall thereafter cease to have any rights with respect to such Company Ordinary Shares, except as expressly provided herein.

(ii)         The Company Ordinary Shares and the Company Preferred Shares that are issued and outstanding immediately prior to the Effective Time (other than any Excluded Shares) and held by the Company Major Shareholders shall be cancelled in exchange for the right to receive such number of validly issued, fully paid and non-assessable ListCo Class B Ordinary Shares as is equal to the number of Company Ordinary Shares and Company Preferred Shares that is issued and outstanding immediately prior to the Effective Time (other than any Excluded Shares) and held by such Company Major Shareholder multiplied by the Conversion Ratio, and from and after the Effective Time, all such Company Ordinary Shares and Company Preferred Shares shall no longer be issued and outstanding and shall be cancelled and cease to exist, and each Company Major Shareholder shall thereafter cease to have any rights with respect to such Company Ordinary Shares and Company Preferred Shares, except as expressly provided herein.

(iii)        Each Company Series A Preferred Share that is issued and outstanding immediately prior to the Effective Time (other than any Series A Preferred Shares held by the Company Major Shareholders) shall be cancelled in exchange for the right to receive such number of validly issued, fully paid and non-assessable ListCo Class A Ordinary Shares as is equal to one (1) multiplied by the Conversion Ratio, and from and after the Effective Time, all such Company Series A Preferred Shares shall no longer be issued and outstanding and shall be cancelled and cease to exist, and each holder of Company Series A Preferred Shares that were issued and outstanding immediately prior to the Effective Time shall thereafter cease to have any rights with respect to such Company Series A Preferred Shares, except as expressly provided herein.

(iv)        Each Company Series A+ Preferred Share that is issued and outstanding immediately prior to the Effective Time (other than any Series A+ Preferred Shares held by the Company Major Shareholders) shall be cancelled in exchange for the right to receive such number of validly issued, fully paid and non-assessable ListCo Class A Ordinary Shares as is equal to one (1) multiplied by the Conversion Ratio, and from and after the Effective Time, all such Company Series A+ Preferred Shares shall no longer be issued and outstanding and shall be cancelled and cease to exist, and each holder of Company Series A+ Preferred Shares that were issued and outstanding immediately prior to the Effective Time shall thereafter cease to have any rights with respect to such Company Series A+ Preferred Shares, except as expressly provided herein.

(v)         Each Company Series B Preferred Share that is issued and outstanding immediately prior to the Effective Time (other than any Series B Preferred Shares held by the Company Major Shareholders) shall be cancelled in exchange for the right to receive such number of validly issued, fully paid and non-assessable ListCo Class A Ordinary Shares as is equal to one (1) multiplied by the Conversion Ratio, and from and after the Effective Time, all such Company Series B Preferred Shares shall no longer be issued and outstanding and shall be cancelled and cease to exist, and each holder of Company Series B Preferred Shares that were issued and outstanding immediately prior to the Effective Time shall thereafter cease to have any rights with respect to such Company Series B Preferred Shares, except as expressly provided herein.

(vi)        Each Company Series B+ Preferred Share that is issued and outstanding immediately prior to the Effective Time (other than any Series B+ Preferred Shares held by the Company Major Shareholders) shall be cancelled in exchange for the right to receive such number of validly issued, fully paid and non-assessable ListCo Class A Ordinary Shares as is equal to one (1) multiplied by the Conversion Ratio, and from and after the Effective Time, all such Company Series B+ Preferred Shares shall no longer be issued and outstanding and shall be cancelled and cease to exist, and each holder of Company Series B+ Preferred Shares that were issued and outstanding immediately prior to the Effective Time shall thereafter cease to have any rights with respect to such Company Series B+ Preferred Shares, except as expressly provided herein.

(vii)       Each Company Series C Preferred Share that is issued and outstanding immediately prior to the Effective Time (other than any Series C Preferred Shares held by the Company Major Shareholders) shall be cancelled in exchange for the right to receive such number of validly issued, fully paid and non-assessable ListCo Class A Ordinary Shares as is equal to one (1) multiplied by the Conversion Ratio, and from and after the Effective Time, all such Company Series C Preferred Shares shall no longer be issued and outstanding and shall be cancelled and cease to exist, and each holder of Company Series C Preferred Shares that were issued and outstanding immediately prior to the Effective Time shall thereafter cease to have any rights with respect to such Company Series C Preferred Shares, except as expressly provided herein.

(viii)      (A) Each Company Warrant that is issued and outstanding immediately prior to the Effective Time and held by a Company Major Shareholder, if any, shall cease to be a warrant with respect to applicable Company Shares and shall automatically, without any action on the part of the holder thereof, be converted into a warrant to acquire such number of shares of ListCo Class B Ordinary Shares as is equal to the number of applicable Company Shares underlying that Company Warrant multiplied by the Conversion Ratio. (B) Each Company Warrant that is issued and outstanding immediately prior to the Effective Time (other than any Company Warrants held by the Company Major Shareholders), if any, shall cease to be a warrant with respect to applicable Company Shares and shall automatically, without any action on the part of the holder thereof, be converted into a warrant to acquire such number of shares of ListCo Class A Ordinary Shares as is equal to the number of applicable Company Shares underlying that Company Warrant multiplied by the Conversion Ratio.

(ix)         Each Company Share held in the Company’s treasury or owned by ListCo or Merger Sub or any other wholly-owned subsidiary of ListCo or Merger Sub immediately prior to the Effective Time (each an “Excluded Share”), shall be automatically cancelled and extinguished without any conversion thereof or payment therefor.

(x)          Each ListCo Ordinary Share that is issued and outstanding immediately prior to the Effective Time shall be automatically converted into and become one validly issued, fully paid and non-assessable ListCo Class A Ordinary Share.

(xi)         Each ordinary share of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable ordinary share of the Surviving Entity. The ordinary shares of Merger Sub shall have the same rights, powers and privileges as the shares so converted and shall constitute the only issued and outstanding share capital of the Surviving Entity.

(b)            Certain Adjustments. Notwithstanding anything in this Agreement to the contrary, the ListCo Shares issued pursuant to Section 3.07(a), as applicable, shall be adjusted appropriately to reflect the effect of any bonus share issue, share split, reverse share split, share dividend, reclassification, combination, exchange of shares, change or readjustment in change or similar event with respect to ListCo Shares such that the holders of Company Shares shall receive the same economic effect as contemplated by this Agreement prior to such action. The names of holders of Company Ordinary Shares, Company Series A Preferred Shares, Company Series A+ Preferred Shares, Company Series B Preferred Shares, Company Series B+ Preferred Shares, Company Series C Preferred Shares and the Company Warrants set out in the Company Disclosure Schedule hereto are based on the capitalization of the Company as of the date hereof, and the Persons receiving the ListCo Shares issued pursuant to Section 3.07(a)(i) to (viii) shall be the holders of Company Ordinary Shares, Company Series A Preferred Shares, Company Series A+ Preferred Shares, Company Series B Preferred Shares, Company Series B+ Preferred Shares, Company Series C Preferred Shares and the Company Warrants as of immediately prior to the Effective Time, and the allocation of the ListCo Shares pursuant to Section 3.07(a)(i) to (viii) shall be notified by the Company to ListCo prior to the Effective Time.

Section 3.08      Other Actions Upon Closing. On the terms and subject to the conditions set forth herein, at the Closing, the ListCo shall deliver to the Company Founder (or his designated person(s)) each u-key and each chop required to effect any payment by or out of any bank account of, and each common seal and each company chop of, ListCo.

Section 3.09      Withholding Rights. Each of the Parties and each of their respective Affiliates and any other Person making a payment under this Agreement shall be entitled to deduct and withhold (or cause to be deducted and withheld) from the consideration otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Tax Law. ListCo, the Company, the Surviving Entity, Merger Sub or their respective Affiliates or Representatives, as applicable, shall use commercially reasonable efforts to cooperate with such Person to reduce or eliminate any such requirement to deduct or withhold to the extent permitted by Law. To the extent that amounts are so withheld and timely remitted to the applicable Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Article IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to ListCo and Merger Sub as follows:

Section 4.01      Corporate Organization of the Company. The Company is an exempted company duly incorporated, is validly existing and is in good standing under the Laws of the Cayman Islands and has the corporate power and authority to own, operate and lease its properties, rights and assets and to conduct its business as it is now being conducted. The Company has made available to ListCo true and correct copies of the Organizational Documents of the Company and its Subsidiaries as in effect as of the date hereof. The Company is duly licensed or qualified and in good standing (where such concept is applicable) as a foreign entity in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified would not, individually or in the aggregate, have a Material Adverse Effect.

Section 4.02      Subsidiaries. The Subsidiaries of the Company have been duly formed or organized, are validly existing under the Laws of their jurisdiction of incorporation or organization and have the corporate power and authority to own, operate and lease their respective properties, rights and assets and to conduct their business as it is now being conducted. Each Subsidiary of the Company is duly licensed or qualified as a foreign entity in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified would not have a Material Adverse Effect.

Section 4.03      Due Authorization. The Company has the requisite corporate power and authority to execute and deliver this Agreement, the Plan of Merger and each other Transaction Agreement to which it is or will be a party and (subject to the consents, approvals, authorizations and other requirements described in Section 4.04 or Section 4.05) to perform all obligations to be performed by it hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement, the Plan of Merger and such other Transaction Agreements and the consummation of the Transactions have been duly authorized by the board of directors of the Company and the Company Shareholders, and other than the consents, approvals, authorizations and other requirements described in Section 4.04 or Section 4.05, no other corporate proceeding on the part of the Company is necessary to authorize this Agreement or any other Transaction Agreements or the Company’s performance hereunder or thereunder. This Agreement has been, and each of the Plan of Merger and such other Transaction Agreement has been or will be (when executed and delivered by the Company) duly and validly executed and delivered by the Company, and, assuming due and valid authorization, execution and delivery by each other party hereto and thereto, this Agreement constitutes, and each such other Transaction Agreement constitutes or will constitute, a valid and binding obligation of the Company, enforceable against the Company, in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting or relating to creditors’ rights generally and subject, as to enforceability, to general principles of equity, whether such enforceability is considered in a proceeding in equity or at Law (the “Enforceability Exceptions”).

Section 4.04      No Conflict. Subject to the receipt of the consents, approvals, authorizations, and other requirements set forth in Section 4.05, the execution, delivery and performance by the Company of this Agreement, the Plan of Merger and the other Transaction Agreements to which it is or will be a party and the consummation by the Company of the Transactions do not and will not, (a) contravene or conflict with, or trigger security holders’ right that have not been duly waived under, the Organizational Documents of the Company or any of its Subsidiaries, (b) contravene or conflict with or constitute a violation of any provision of any Law, Permit or Governmental Order binding upon or applicable to the Company or any of its Subsidiaries or any of their respective assets or properties, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, any of the terms, conditions or provisions of any Specified Contract or (d) result in the creation or imposition of any Lien on any asset, property or Equity Security of the Company or any of its Subsidiaries (other than any Permitted Liens), except in the case of clauses (b), (c) or (d) above as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 4.05      Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of each of the Warrantors contained in this Agreement, the Plan of Merger and the other Transaction Agreements to which it is or will be a party, no notice to, action by, consent, approval, permit or authorization of, or designation, declaration or filing with, any Governmental Authority (collectively, the “Authorizations”) is required on the part of the Company with respect to each of their execution, delivery and performance of this Agreement and the other Transaction Agreements to which each is or will be a party and the consummation by the Company of the Transactions, except for (i) any Authorization the absence of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (ii) the filing (A) with the SEC of the Proxy Statement and (B) of any other documents or information required pursuant to applicable requirements, if any, of applicable Securities Laws, (iii) compliance with and filings or notifications required to be filed with the state securities regulators pursuant to “blue sky” Laws and state takeover Laws as may be required in connection with this Agreement, the other Transaction Agreements or the Transactions, (iv) the filing of the Plan of Merger with the Registrar of Companies in the Cayman Islands and the publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the Cayman Companies Act, and (v) the Company Shareholder Approval.

Section 4.06      Capitalization.

(a)            As of the date of this Agreement, the total outstanding Equity Securities of the Company are described in the Company Disclosure Schedule. The issued and outstanding Company Shares (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance in all material respects with applicable Law and all requirements set forth in (1) the Organizational Documents of the Company and (2) any other applicable Contracts governing the issuance of such Equity Securities; (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Organizational Documents of the Company or any Contract to which the Company is a party or otherwise bound; and (iv) to the Knowledge of the Company, are free and clear of any Liens (other than restrictions arising under applicable Laws, the Company’s Organizational Documents and the Transaction Agreements).

(b)            Except as contemplated by the Organizational Documents of the Company or disclosed in the Company Disclosure Schedule, the Company Warrants, the Company Ordinary Shares and the Company Preferred Shares, there are no outstanding options, restricted stock, restricted stock units, equity appreciation, phantom stock, profit participation, equity or equity-based rights or similar rights with respect to the Equity Securities of, or other equity or voting interest in, the Company. Except as set forth in the Organizational Documents of the Company or disclosed in the Company Disclosure Schedule, (i) no Person is entitled to any preemptive or similar rights to subscribe for Equity Securities of the Company, and (ii) except for the Company Warrants and the Company Preferred Shares, there are no warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contract that could require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities of the Company, and (iii) there are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the Company Shareholders may vote.

(c)            (i) There are no declared but unpaid dividends or distributions in respect of any Equity Securities of the Company and (ii) since June 30, 2021 through the date of this Agreement, the Company has not made, declared, set aside, established a record date for or paid any dividends or distributions.

Section 4.07      Capitalization of Subsidiaries.

(a)            All of the issued and outstanding Equity Securities of each Subsidiary of the Company are beneficially, directly or indirectly, by the Company. Except as disclosed in the Company Disclosure Schedule, the Equity Securities of each of the Company’s Subsidiaries (i) have been duly authorized and validly issued, and are, to the extent applicable, fully paid (or, in respect of Group Companies incorporated under the Laws of the PRC, partially paid in compliance with applicable Laws) and non-assessable in accordance with their Organizational Documents; (ii) have been offered, sold and issued in compliance in all material respects with applicable Law, and all requirements set forth in (1) the Organizational Documents of each such Subsidiary, and (2) any other applicable Contracts governing the issuance of such Equity Securities; (iii) except as provided under the Control Documents, are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Organizational Documents of each such Subsidiary or any Contract to which each such Subsidiary is a party or otherwise bound; and (iv) to the Knowledge of the Company, are free and clear of any Liens (other than restrictions arising under applicable Laws, the Company’s Organizational Documents, the Transaction Agreements and the Control Documents), and, subject to the Laws of the applicable jurisdiction of incorporation or organization with respect to each Subsidiary of the Company, free of any restriction which prevents the payment of dividends to the Company or any of its Subsidiaries.

(b)            Except as contemplated by the Organizational Documents of the relevant Subsidiary of the Company, there are no outstanding options, restricted stock, restricted stock units, equity appreciation, phantom stock, profit participation, equity or equity-based rights or similar rights with respect to the Equity Securities of, or other equity or voting interest, issued by any Subsidiary of the Company. Except as provided under the Control Documents, (i) no Person is entitled to any pre-emptive or similar rights to subscribe for Equity Securities of any Subsidiary of the Company, and (ii) there are no warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contract that could require any Subsidiary of the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities of any Subsidiary of the Company. There are no outstanding bonds, debentures, notes or other indebtedness of any Subsidiary of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the equity-holders of the Company’s Subsidiaries may vote.

(c)            As of the date of this Agreement, neither the Company nor any of its Subsidiaries owns any Equity Securities in any Person other than the Group Companies.

(d)            Pursuant to the Control Documents, (i) Beijing Baishilian Technology Co., Ltd. (北京百视联科技有限公司) has exclusive control over the Domestic Company and its Subsidiaries and is entitled to all of the economic benefits from the operations of the Domestic Company and its Subsidiaries; and (ii) the Domestic Company is a “variable interest entity” of the Company and its financial results are consolidated into consolidated financial statements of the Company as if it were a wholly owned Subsidiary of the Company, under GAAP.

Section 4.08      Sufficiency of Assets. The assets, properties and rights of the Company and its Subsidiaries on the Closing Date constitute all of the material assets (real, personal, tangible, intangible or otherwise) used or held for use in the business (i) as it is currently operated and (ii) as is currently planned to be operated by the Company and its Subsidiaries, and are sufficient in all material respects to conduct and operate the above business from and after the Closing Date in substantially similar manner as (i) currently conducted and (ii) as planned, as of the Closing Date, to be operated by the Company and its Subsidiaries.

Section 4.09      Financial Statements; Absence of Changes.

(a)            The Company has made available to ListCo copies of the unaudited consolidated balance sheets of the Company and its Subsidiaries as of June 30, 2021 (the “Most Recent Balance Sheet”), and the related unaudited consolidated statements of operations, of changes in shareholders’ equity and of cash flows for the one year then ended (the “Financial Statements”).

(b)            To the Company’s Knowledge, the Financial Statements present fairly, in all material respects, the financial position of the Company and its Subsidiaries as of the date and for the period indicated in such Financial Statements, and the results of their operations and cash flows for the year then ended in conformity with GAAP.

(c)            The Company and its Subsidiaries have established and maintained systems of internal accounting controls. Such systems are designed to provide, in all material respects, reasonable assurance that (i) all material transactions are executed in accordance with management’s authorization and (ii) all material transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for the Company’s and its Subsidiaries’ assets. To the Knowledge of the Company, none of the Company or its Subsidiaries nor an independent auditor of the Company or its Subsidiaries has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company and its Subsidiaries, (ii) any fraud, whether or not material, that involves the Company or its Subsidiaries’ management or other employees who have a significant role in the preparation of financial statements or the internal accounting controls utilized by the Company or its Subsidiaries, or (iii) any claim or allegation regarding any of the foregoing.

(d)            Since the date of the Most Recent Balance Sheet, through and including the date of this Agreement, no Material Adverse Effect has occurred.

Section 4.10      Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liability, debt, or obligation, whether accrued, contingent, absolute, determined, determinable or otherwise, except for liabilities, debts, or obligations (a) reflected or reserved for in the Financial Statements or disclosed in any notes thereto, (b) that have arisen since the date of the Most Recent Balance Sheet in the ordinary course of business of the Company and its Subsidiaries (none of which are liabilities, debts, or obligations resulting from or arising out of a breach of contract, breach of warranty, tort, violation of Law, or infringement or misappropriation), (c) incurred or arising under or in connection with the Transactions, including expenses related thereto, (d) arising, directly or indirectly, in connection with COVID-19, (e) that are executory obligations under Contracts (excluding any liabilities arising from a breach of Contracts), or (f) that would not, individually or in the aggregate, reasonably be expected to be material to the Company or its Subsidiaries.

Section 4.11      Litigation and Proceedings. There are no, and during the last two years there have been no pending or, to the Knowledge of the Company, threatened Actions by or against the Business, the Company or any of its Subsidiaries that, if adversely decided or resolved, had, or would reasonably be expected to result in liabilities to or obligations of the Company or any of its Subsidiaries in an amount in excess of US$2,000,000 individually or US$4,000,000 in the aggregate. There is no Governmental Order imposed upon the Business, the Company or any of its Subsidiaries that would reasonably be expected to result in liabilities to or obligations of the Company or any of its Subsidiaries in an amount in excess of US$2,000,000 individually or US$4,000,000 in the aggregate. Neither the Company nor any of its Subsidiaries is party to a settlement or similar agreement regarding any of the matters set forth in the two preceding sentences that contains any ongoing obligations, restrictions or liabilities (of any nature) that would reasonably be expected to result in liabilities to or obligations of the Company or any of its Subsidiaries in an amount in excess of US$2,000,000 individually or US$4,000,000 in the aggregate.

Section 4.12      Compliance with Laws.

(a)            Except where the failure to be, or to have been, in compliance with such Laws has not or would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or as disclosed in the Company Disclosure Schedule, the Business is, and during the last two years has been, conducted in compliance with all applicable Laws in all material respects. Neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority of a violation of any applicable Law at any time during the last two years with respect to the Business, except for any such violation which, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. The Company and its Subsidiaries hold, and for the last two (2) years have held, all material licenses, approvals, consents, registrations, franchises and permits necessary for the lawful conduct of the Business (the “Business Permits”), except for any failure to hold any Business Permits which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. The Business is, and during the last two years has been, in compliance with and not in default under such Business Permits, in each case except for such noncompliance that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)            Without limiting the generality of the foregoing, all permits, licenses and approvals by, and filings and registrations and other requisite formalities with, the Governmental Authorities in the PRC that are required to be obtained or made in respect of each Group Company established in the PRC with respect to its establishment, capital structure, business and operations as it is now being conducted have been duly completed in accordance with applicable Laws of the PRC, except for such failure to complete that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. For any business carried out by any Group Company in the PRC, such Group Company has not violated any PRC Law that imposes any prohibition or restriction on foreign investment, except for such incompliance that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as disclosed in the Company Disclosure Schedule, each Group Company that is established in the PRC has been conducting its business activities within its permitted scope of business, and has been operating its business in compliance with all relevant legal requirements and with all requisite permits, licenses and approvals granted by, and filings and registrations made with the competent Governmental Authorities of the PRC, except for such noncompliance that would not, individually or in the aggregate, have a Material Adverse Effect.

(c)            Each direct or indirect holder of Company Shares who is a PRC resident (as defined in the SAFE Circular 37) and subject to any of the registration or reporting requirements under any regulations and rules of the SAFE has registered with the SAFE as required pursuant to the SAFE Circular 37 with respect to any direct or indirect holdings of Company Shares. Neither the Company nor, to the Knowledge of the Company, such direct or indirect holder has received any inquiries, notifications, Governmental Orders or any other forms of official correspondence from the SAFE with respect to any actual or alleged non-compliance with any regulations and rules of the SAFE, including the SAFE Circular 37.

(d)            Neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company, any Representative acting on behalf of the Company or any of its Subsidiaries, is or has been (i) identified on any sanctions-related list of restricted or blocked persons, including the list of Specially Designated Nationals and Blocked Persons maintained by the OFAC, the Consolidated List of Financial Sanctions Targets maintained by Her Majesty’s Treasury of the United Kingdom, and the Consolidated List of Persons, Groups, and Entities Subject to EU Sanctions; (ii) organized, resident, or located in any country that is itself the subject of U.S. or applicable non-U.S. economic sanctions; or (iii) owned or controlled by any persons described in clause (i) or (ii).

(e)            The Company and its Subsidiaries and, to the Knowledge of the Company, the Representatives acting on behalf of the Company and its Subsidiaries, are and, in the past two (2) years, have been in material compliance with applicable Laws relating to economic or financial sanctions (including those administered by OFAC, Her Majesty’s Treasury of the United Kingdom, the European Union, or any EU member state).

Section 4.13      Contracts; No Defaults.

(a)            For purposes of this Agreement, “Specified Contracts” shall mean all Contracts described below in this Section 4.13(a) that remain in effect as of the date of this Agreement and to which, as of the date of this Agreement, the Company or any of its Subsidiaries is a party: each Contract that is (i) material and related to the conduct and operations of its Business and properties; (ii) material and involve any of the officers, consultants, directors, employees or shareholders of the Company or any of its Subsidiaries; or (iii) obligate the Company or any of its Subsidiaries to share, license or develop any material product or technology involving a contract value more than RMB10,000,000; (iv) one of the Control Documents, or (v) involving the establishment, contribution to, or operation of a partnership, joint venture or involving a sharing of profits or losses, or any investment in, loan to or acquisition or sale of the securities, equity interests or assets of any Person. For purposes of this Section 4.13(a), “material” shall mean any agreement, contract, indebtedness, liability, arrangement or other obligation either: (x) having an aggregate value, cost or amount in excess of RMB10,000,000 within any 12-month period or (y) not terminable by the Company or any of its Subsidiaries upon ninety (90) days’ or less notice without incurring any penalty or obligation.

(b)            Except for any Contract that has terminated, or will terminate, upon the expiration of the stated term thereof prior to the Closing Date and except as would not be reasonably expected to be material to the business of the Company and its Subsidiaries, taken as a whole, each Specified Contract (i) is in full force and effect and (ii) represents the legal, valid and binding obligations of the Company or one or more of its Subsidiaries party thereto and, to the Knowledge of the Company, represents the legal, valid and binding obligations of the other parties thereto, in each case, subject to the Enforceability Exceptions. Except as would not be reasonably expected to be material to the business of the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have performed in all respects all respective obligations required to be performed by them to date under the Contracts and (x) neither the Company, the Company’s Subsidiaries, nor, to the Knowledge of the Company any other party thereto is in breach of or default under any Specified Contract, (y) during the last twelve (12) months, neither the Company nor any of its Subsidiaries has received any written claim or written notice of termination or breach of or default under any Specified Contract, and (z) to the Company’s Knowledge, no event has occurred which individually or together with other events, would reasonably be expected to result in a material breach of or a default under any Specified Contract by the Company or its Subsidiaries or, to the Company’s Knowledge, any other party thereto (in each case, with or without notice or lapse of time or both).

(c)            Other than in the ordinary course of business, none of the top five largest customers and suppliers of the Business, taken as a whole, based on dollar amount of revenue and cost respectively for the calendar year ended December 31, 2021 (collectively, the “Top Customers/Suppliers”), has terminated, or to the Knowledge of the Company, given notice that it intends to terminate any of its business relationship with the Business. There has been no material dispute or controversy or, to the Knowledge of the Company, threatened material dispute or controversy between the Business, on the one hand, and any Top Customer/Supplier, on the other hand.

Section 4.14      Labor Matters.

(a)            The Business is and has been during the past two years in compliance in all material respects with all applicable Laws respecting labor, employment, immigration, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, mass layoffs, worker classification, exempt and non-exempt status, compensation and benefits, Social Security Benefits, and wages and hours, except for any such incompliance which, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(b)            Neither the Company nor any of its Subsidiaries is party to or bound by (i) any collective bargaining agreement or other Contract with any labor union, labor organization or works council or any arrangement with an employer organization or (ii) arrangements with a labor union, works council or labor organization. There is no, and since December 31, 2020 there has been no, organized labor dispute, labor grievance or strike, lockout, picketing, hand billing, slowdown, concerted refusal to work overtime, work stoppage, or other material labor dispute against or affecting the Business, in each case, pending or, to the Knowledge of the Company, threatened.

(c)            Each benefit or similar plan relating to Company Employees or other service providers of the Company or any of its Subsidiaries (collectively the “Company Benefit Plans”) has been established, maintained, funded and administered in compliance in all material respects with applicable Laws. Neither the execution and delivery of this Agreement by the Company nor the consummation of the transactions contemplated hereunder (including the Merger) could (whether alone or in connection with any subsequent event(s)) (A) result in the acceleration, funding or vesting of any material compensation or benefits to any current or former director, officer, employee, consultant or other service provider of the Company or its Subsidiaries under any Company Benefit Plan, or (B) result in the payment by the Company or any of its Subsidiaries to any current or former employee, officer, director, consultant or other service provider of the Company or its Subsidiaries of any severance pay or any increase in severance pay (including the extension of a prior notice period or any golden parachute) upon any termination of employment or service or the cancellation of any material benefit or payment to any Company Employee.

Section 4.15      Tax Matters.

(a)            Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(i)          all Tax Returns required to be filed by the Company or its Subsidiaries have been filed (taking into account extensions) and all such Tax Returns are true, correct and complete in all material respects;

(ii)         all Taxes (whether or not shown as due on Tax Returns) required to be paid by the Company and its Subsidiaries have been paid;

(iii)        there is no material Action with respect to Taxes of the Company or any of its Subsidiaries that is pending or otherwise in progress or has been threatened in writing by any Governmental Authority within the last three years;

(iv)        the Company and each of its Subsidiaries has complied in all material respects with all applicable Laws relating to the collection, withholding, reporting and remittance of Taxes;

(v)         if the Company or any of its Subsidiaries is required to be registered for any value-added tax (“VAT”) in any jurisdiction, then it is so registered in each applicable jurisdiction and the Company or the applicable Subsidiary has complied with all Laws and Governmental Orders in respect of any VAT, maintains full and accurate records with respect thereto and has not been subject to any interest, forfeiture, surcharge or penalty or been a member of an affiliated, consolidated or similar group with any other company for purposes of VAT; and

(b)            Neither the Company nor any of its Subsidiaries has taken any action (nor permitted any action to be taken) that would reasonably be expected to prevent, impair, or impede the Intended Tax Treatment.

Section 4.16      Real Property.

(a)            Neither the Company nor any of its Subsidiaries owns any real property.

(b)            The Company or its applicable Subsidiary, as applicable, has a valid leasehold interest in all real property leased by the Company or any of its Subsidiaries (“Leased Company Real Property”). All material leases for the Leased Company Real Property under which the Company or any of its Subsidiaries is a lessee (collectively, the “Leases”) are in full force and effect and are enforceable in accordance with their respective terms, subject to the Enforceability Exceptions. None of the Company or any of its Subsidiaries has received any written notice of any, and to the Knowledge of the Company there is no, material default under any such Lease.

(c)            The Company or its applicable Subsidiary has good and marketable title to, or a valid and binding leasehold or other interest in, all material tangible personal property necessary for the conduct of the business of the Company and its Subsidiaries, taken as a whole, as currently conducted, free and clear of all Liens, other than Permitted Liens.

Section 4.17      Intellectual Property, Privacy and Data Security.

(a)            The Company and its Subsidiaries (i) exclusively own all Owned Intellectual Property and (ii) have valid and enforceable rights to all other Intellectual Property that is material to the conduct of their businesses as currently conducted.

(b)            To the Knowledge of the Company, neither the Company nor any of the Subsidiaries nor the conduct of the business of the Company or any of its Subsidiaries is infringing upon, misappropriating or otherwise violating any Intellectual Property rights of any third party, or has infringed upon, misappropriated or otherwise violated any Intellectual Property rights of any third party during the past two (2) years, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. To the Knowledge of the Company, no third party is infringing upon, misappropriating or otherwise violating any Owned Intellectual Property in any manner that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)            Except for those that have no Material Adverse Effect, the Company and its Subsidiaries have in place commercially reasonable measures designed to protect and maintain the confidentiality of all trade secrets and other material confidential information included in the Owned Intellectual Property. To the Knowledge of the Company, there has been no unauthorized access, use or disclosure, in each case that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, of any source code, trade secrets or other material confidential information of the Company.

(d)            In connection with its collection, storage, transfer (including, without limitation, any transfer across national borders) and/or use of any personally identifiable information from any individuals, including, without limitation, any customers, prospective customers, employees and/or other third parties (collectively “Personal Information”), the Company and its Subsidiaries are and have been in the past two (2) years, to the Knowledge of the Company, in compliance in all material respects with all applicable Laws in relevant jurisdictions. The Company and its Subsidiaries have commercially reasonable physical, technical, organizational and administrative security measures and policies in place to protect all Personal Information collected by them or on their behalf from and against unauthorized access, use and/or disclosure. The Company and its Subsidiaries are and have been, to the Knowledge of the Company, in compliance in all material respects with all Laws relating to data loss, theft and breach of security notification obligations.

(e)            The Company and its Subsidiaries have in place commercially reasonable measures designed to protect the confidentiality, integrity and security of the IT Systems, and commercially reasonable back-up and disaster recovery procedures designed for the continued operation of their businesses in the event of a failure of the IT Systems. In the past two (2) years, to the Knowledge of the Company, there has been no material Security Incident, including that has resulted in the unauthorized access, use, disclosure, modification, encryption, loss, or destruction or other Processing of any information or data contained or stored therein or transmitted thereby, nor any failures, or continued substandard performance of, the IT Systems that have caused any material disruption or interruption in the use of the IT Systems or the conduct of the business of the Company or any of its Subsidiaries, in each case with respect to such failures or continued substandard performance that has not been remedied or remediated without material expense or liability, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(f)            Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries are in compliance, and for the past two (2) years have been in compliance, in all material respects with all Data Security Requirements. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, taken as a whole, to the Knowledge of the Company, there is no current Action pending against the Company or any of its Subsidiaries, including by any Governmental Authority, with respect to their collection, retention, storage, security, disclosure, transfer, disposal, use, or other Processing of any Personal Information. There has not been any Action during the past two years and there is no Action pending, or, to the Knowledge of the Company, threatened in writing, and neither the Company nor any of its Subsidiaries has received any written notice during the past two years, relating to any Security Incident or any non-compliance with any Data Security Requirements, except Actions that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Transactions do not and will not result in any violation or breach by the Company or its Subsidiaries of or any liabilities of the Company or its Subsidiaries in connection with, any Data Security Requirements.

Section 4.18      Brokers’ Fees. Except as disclosed to ListCo on or prior to the date hereof, no broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other similar fee, commission or other similar payment in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 4.19      Related Party Transactions. Except for arm’s length transactions entered into in the ordinary course of business, no Related Party of the Company is presently a party to any material transaction with the Company (other than for services as Company Employees), including any material Contract providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring material payments to or from, any Related Party or, to the Knowledge of the Company, any other Person in which any Related Party has a substantial or material interest in or of which any Related Party is an officer, director, trustee or partner.

Section 4.20      Information Supplied. None of the information supplied or to be supplied by the Company or any of its Subsidiaries specifically in writing for inclusion in (i) the Proxy Statement will, at the date on which the Proxy Statement is first mailed to the ListCo Shareholders or at the time of the ListCo Extraordinary General Meeting, and (ii) the Initial Listing Application will, at the date it is first submitted to the Nasdaq, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by or on behalf of ListCo or its Affiliates.

Section 4.21      Insurance. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, each Group Company has purchased insurance policies that are mandatorily required to be obtained by such Group Company pursuant to applicable Law.

Section 4.22      Control Documents.

(a)            Each party to any of the Control Documents has full power and authority to enter into, execute and deliver such Control Document to which it is a party and each other agreement, certificate, document and instrument to be executed and delivered by it pursuant to the Control Documents and to perform the obligations of such party thereunder. The execution and delivery by such party of each Control Document to which it is a party and the performance by such party of its obligations thereunder have been duly authorized by such party. Each Control Document is in full force and effect, and represents the legal, valid and binding obligations of the parties named therein enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(b)            (i) No party to any Control Document is in breach or default in the performance or observance of any of the terms or provisions of such Control Document, and (ii) none of the parties to any Control Document has sent or received any communication regarding termination of or intention not to renew any Control Document, and no such termination or non-renewal has been threatened by any of the parties thereto to the Company’s Knowledge, except, in each case of (i) through (ii), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.23      U.S. Business. No Group Company is a “U.S. business” within the meaning of Section 721 of the Defense Production Act of 1950, as amended, or any of its implementing regulations (together, the “DPA”).  No Group Company engages in (a) the design, fabrication, development, testing, production or manufacture of one or more “critical technologies” within the meaning of the DPA, (b) the ownership, operation, maintenance, supply, manufacture, or servicing of “covered investment critical infrastructure” within the meaning of the DPA (where such activities are covered by column 2 of Appendix A to 31 C.F.R. Part 800); or (c) the maintenance or collection, directly or indirectly, of “sensitive personal data” of U.S. citizens within the meaning of the DPA.

Section 4.24      Status of Company Shareholders. To the Knowledge of the Company, each Company Shareholder (i) is not a “U.S. person” as defined in Rule 902 of Regulation S promulgated under the Securities Act, or (ii) is an “accredited investor” as defined in Rule 501 of Regulation D under the Securities Act, or a “qualified institutional buyer” as defined in Rule 144A under the Securities Act. To the Knowledge of the Company, U.S. persons hold no more in the aggregate than 10% of the outstanding shares of the Company such that the issuance of ListCo shares in the Merger to such U.S. persons will be exempt from the registration and prospectus delivery requirements of the Securities Act by virtue of Rule 802 promulgated thereunder.

Section 4.25      No Other Representations. Except as provided in this Article IV, none of the Company, or the Company Shareholders, or any other Person has made, or is making, any representation or warranty whatsoever in respect of the Business, the Company, or the Company’s Subsidiaries.

Article V
REPRESENTATIONS AND WARRANTIES OF WARRANTORS

Except as set forth in the Schedules to this Agreement delivered by the Warrantors dated as of the date of this Agreement, or except as set forth in any of ListCo’s SEC Reports filed with or furnished to the SEC prior to the date of this Agreement (excluding any disclosures in any “risk factors” or “forward-looking statements” section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimers and other disclosures that are generally cautionary, predictive or forward-looking in nature), each Warrantor represents and warrants to the Company as follows:

Section 5.01      Corporate Organization.

(a)            Each of ListCo and its Subsidiaries is duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization and has the corporate power and authority to own, operate and lease its properties, rights and assets and to conduct its business as it is now being conducted. ListCo has made available to the Company true and correct copies of each of the ListCo Organizational Documents and the Organizational Documents of each Subsidiary of ListCo as in effect as of the date hereof. Each of ListCo and each Subsidiary of ListCo is duly licensed or qualified and in good standing (where such concept is applicable) as a foreign entity in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or materially impair the ability of ListCo to consummate the Transactions or otherwise have a Material Adverse Effect.

(b)            Merger Sub will be formed solely for the purpose of engaging in the Transactions, and, from the date of its incorporation, will not conduct any business and will have no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and any other Transaction Agreement to which it is a party, as applicable.

Section 5.02      Due Authorization.

(a)            Each of ListCo and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, the Plan of Merger and each other Transaction Agreement to which it is or will be a party and (subject to the consents, approvals, authorizations and other requirements described in Section 5.03 or Section 5.05) to perform all obligations to be performed by it hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement, the Plan of Merger and such other Transaction Agreements and the consummation of the Transactions have been duly and validly authorized and approved by the board of directors of ListCo, the sole shareholder of Merger Sub, the board of directors of Merger Sub and no other corporate or equivalent proceeding on the part of ListCo or Merger Sub is necessary to authorize this Agreement, the Plan of Merger or such other Transaction Agreements or ListCo’s or Merger Sub’s performance hereunder or thereunder (except that the ListCo Shareholder Approval is a condition to the consummation of the Merger). This Agreement has been, and each of the Plan of Merger and such other Transaction Agreement has been or will be (when executed and delivered by ListCo and Merger Sub) duly and validly executed and delivered by ListCo and Merger Sub and, assuming due authorization and execution by each other party hereto and thereto, this Agreement constitutes, and each of the Plan of Merger and such other Transaction Agreement constitutes or will constitute a legal, valid and binding obligation of ListCo and Merger Sub, enforceable against ListCo and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

(b)            At a meeting duly called and held, the board of directors of ListCo has unanimously: (i) approved and declared advisable this Agreement and the other Transaction Agreements and the Transactions, including the Merger and the Amendment, (ii) determined that this Agreement and the Transactions, including the Merger and the Amendment are in the best interest of ListCo and the ListCo Shareholders, and (iii) resolved to recommend to its shareholders that they approve the Agreement and the other Transaction Agreements and the Transactions, including the Merger and the Amendment.

(c)            At a meeting duly called and held, the board of directors of Merger Sub has unanimously: (i) approved and declared advisable this Agreement and the other Transaction Agreements and the Transactions, including the Merger, (ii) determined that this Agreement and the Transactions, including the Merger, are in the best interest of Merger Sub and its sole shareholder, and (iii) resolved to recommend the adoption of this Agreement by the sole shareholder of Merger Sub.

(d)            The board of directors of the ListCo, the sole shareholder of Merger Sub has approved this Agreement and the other Transaction Agreements and the Transactions, including the Merger and the Amendment, subject to the ListCo Shareholder Approval.

Section 5.03      No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 5.05 and obtaining the ListCo Shareholder Approval, the execution, delivery and performance of this Agreement and any other Transaction Agreement to which ListCo or Merger Sub is a party, and the consummation of the Transactions do not and will not in any material respect (a) contravene or conflict with or violate any provision of, or result in the breach of, or trigger security holders’ right that have not been duly waived under, the ListCo Organizational Documents or the Organizational Documents of any of its Subsidiaries, (b) contravene or conflict with or constitute a violation of any provision of any Law or Governmental Order binding upon or applicable to ListCo or any of its Subsidiaries, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, any of the terms, conditions or provisions of any Contract to which ListCo or any of its Subsidiaries is a party, or (d) result in the creation or imposition of any Lien upon any of the properties, assets of ListCo or any of its Subsidiaries, except in the case of each of clauses (b) through (d) as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 5.04      Litigation and Proceedings. There are no, and during the past two years there have been no, pending or, to the Knowledge of ListCo, threatened Actions by or against ListCo or any of its Subsidiaries that, if adversely decided or resolved, had, or would reasonably be expected to result in liability to or obligations of ListCo or any of its Subsidiaries in an amount in excess of US$2,000,000 individually or US$4,000,000 in the aggregate. There is no Governmental Order currently imposed upon ListCo or any of its Subsidiaries that would reasonably be expected to result in liability to or obligations of ListCo or any of its Subsidiaries in an amount in excess of US$2,000,000 individually or US$4,000,000 in the aggregate. Neither ListCo nor any of its Subsidiaries is not a party to any settlement or similar agreement regarding any of the matters set forth in the two preceding sentences that contains any ongoing obligations, restrictions or liabilities (of any nature) that would reasonably be expected to result in liability to or obligations of ListCo or any of its Subsidiaries in an amount in excess of US$2,000,000 individually or US$4,000,000 in the aggregate.

Section 5.05      Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement and the other Transaction Agreements to which it is or will be a party, no Authorization is required on the part of ListCo or Merger Sub with respect to the execution, delivery and performance of this Agreement and the other Transaction Agreements by each of ListCo and Merger Sub to which it is or will be a party and the consummation of the Transactions, except for (i) any Authorization the absence of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (ii) the filing with the SEC of (A) the Proxy Statement (B) any other documents or information required pursuant to applicable requirements, if any, of applicable Securities Laws, and (C) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the other Transaction Agreements or the Transactions, (iii) compliance with and filings or notifications required to be filed with the state securities regulators pursuant to “blue sky” Laws and state takeover Laws as may be required in connection with this Agreement, the other Transaction Agreements or the Transactions, (iv) the filing of the Plan of Merger with the Registrar of Companies in the Cayman Islands and the publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the Cayman Companies Act, and (v) the ListCo Shareholder Approval.

Section 5.06      Brokers’ Fees. Except as disclosed to the Company on or prior to the date hereof, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee, underwriting fee, deferred underwriting fee, commission or other similar payment in connection with the Transactions based upon arrangements made by or on behalf of ListCo or any of its Affiliates.

Section 5.07      SEC Reports; Financial Statements; Sarbanes-Oxley Act; Undisclosed Liabilities.

(a)            ListCo is a “foreign private issuer” as defined in Rule 405 of Regulation C under the Securities Act and Rule 3b-4 under the Exchange Act. In the past two years, ListCo has filed or furnished in a timely manner all required registration statements, reports, schedules, forms, statements and other documents required to be filed or furnished by it with the SEC (collectively, including any statements, reports, schedules, forms, statements and other documents required to be filed or furnished by it with the SEC subsequent to the date of this Agreement, each as it has been amended since the time of its filing and including all exhibits thereto, the “SEC Reports”), except for such noncompliance that, individually or in the aggregate, has not and would not reasonably be expected to have a Material Adverse Effect. Each SEC Report, as of their respective dates (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), complied as to form in all material respects with the applicable requirements of the Exchange Act, the Securities Act and the other U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise (collectively, the “Federal Securities Laws”) (including, as applicable, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and any rules and regulations promulgated thereunder). None of the SEC Reports, as of their respective dates (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments from the SEC with respect to the SEC Reports. None of the SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

(b)            The SEC Reports contain true and complete copies of the applicable financial statements of ListCo. The audited financial statements (including the notes and schedules thereto) and unaudited interim financial statements included in the SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all material respects the financial position of ListCo as of the respective dates thereof and the results of their operations and cash flows for the respective periods then ended. ListCo does not have any material off-balance sheet arrangements that are not disclosed in the SEC Reports.

(c)            ListCo has made available to the Company copies of the unaudited consolidated balance sheets of ListCo and its Subsidiaries as of December 31, 2021, and the related unaudited consolidated statements of operations, of changes in shareholders’ equity and of cash flows for the one year then ended, and to ListCo’s Knowledge, such financial statements present fairly, in all material respects, the financial position of ListCo and its Subsidiaries as of the date and for the period indicated therein, and the results of their operations and cash flows for the year then ended in conformity with GAAP.

(d)            ListCo has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to ListCo and other material information required to be disclosed by ListCo in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to ListCo’s principal executive officer and principal financial officer. Such disclosure controls and procedures are effective in timely alerting ListCo’s principal executive officer and principal financial officer to material information required to be included in ListCo’s financial statements included in ListCo’s periodic reports required under the Exchange Act.

(e)            ListCo has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act. There are no outstanding loans or other extensions of credit made by ListCo or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of ListCo.

(f)            Neither ListCo nor any of its Subsidiaries has any liabilities, debts or obligations, whether accrued, contingent, absolute, determined, determinable or otherwise, except for liabilities, debts or obligations (i) reflected or reserved for in the latest audited or un-audited financial statements or disclosed in any notes thereto, in each case as is published publicly or provided to the Company prior to the date hereof; (ii) that have arisen since December 31, 2021 in the ordinary course of business of ListCo and its Subsidiaries; (iii) incurred or arising under or in connection with the Transactions, including expenses related thereto; (iv) arising, directly or indirectly, in connection with COVID-19; (v) that are executory obligations under Contracts (excluding any liabilities arising from a breach of Contracts); (vi) incurred in connection with or incident or related to ListCo’s incorporation or continuing corporate existence; (vii) that would not, individually or in the aggregate, reasonably be expected to be material to the ListCo or its Subsidiaries; or (viii) in the aggregate not exceeding US$20,000,000.

(g)            The ListCo and its Subsidiaries have established and maintained systems of internal accounting controls. Such systems are designed to provide, in all material respects, reasonable assurance that (i) all material transactions are executed in accordance with management’s authorization and (ii) all material transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with the applicable accounting standard and to maintain accountability for the ListCo’s and its Subsidiaries’ assets. To the Knowledge of the ListCo, none of the ListCo or its Subsidiaries nor an independent auditor of the ListCo or its Subsidiaries has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the ListCo and its Subsidiaries, (ii) any fraud, whether or not material, that involves the ListCo or its Subsidiaries’ management or other employees who have a significant role in the preparation of financial statements or the internal accounting controls utilized by the ListCo or its Subsidiaries, or (iii) any claim or allegation regarding any of the foregoing.

Section 5.08      Compliance with Laws.

(a)            Each of ListCo and its Subsidiaries

•                is, and since December 31, 2021 has been, in compliance in all material respects with all applicable Laws;

•                has not received any written notice from any Governmental Authority of a material violation of any applicable Law since December 31, 2021;

•                holds, and since December 31, 2021 has held, all material licenses, approvals, consents, registrations, franchises and permits necessary for the lawful conduct of the business of ListCo and the applicable Subsidiaries (the “ListCo Permits”);

•                is, and since December 31, 2021 has been, in compliance with and not in default in any material respect under such ListCo Permits;

in each case except with respect to any Subsidiaries of the ListCo (but not ListCo itself) any non-compliance, notice, default or lack of ListCo Permit that has not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)            Neither the ListCo nor any of its Subsidiaries, nor to the Knowledge of the ListCo, any Representative acting on behalf of the ListCo or any of its Subsidiaries, is or has been (i) identified on any sanctions-related list of restricted or blocked persons, including the list of Specially Designated Nationals and Blocked Persons maintained by the OFAC, the Consolidated List of Financial Sanctions Targets maintained by Her Majesty’s Treasury of the United Kingdom, and the Consolidated List of Persons, Groups, and Entities Subject to EU Sanctions; (ii) organized, resident, or located in any country that is itself the subject of U.S. or applicable non-U.S. economic sanctions; or (iii) owned or controlled by any persons described in clause (i) or (ii).

(c)            The ListCo and its Subsidiaries and, to the Knowledge of the ListCo, the Representatives acting on behalf of the ListCo and its Subsidiaries, are and, in the past two (2) years, have been in material compliance with applicable Laws relating to economic or financial sanctions (including those administered by OFAC, Her Majesty’s Treasury of the United Kingdom, the European Union, or any EU member state).

Section 5.09      Tax Matters.

(a)            Except as would not, individually or in the aggregate, reasonably be expected to have a ListCo Impairment Effect:

(i)          for the last three years, all Tax Returns required to be filed by ListCo or its Subsidiaries have been timely filed (taking into account extensions) and all such Tax Returns are true, correct and complete in all material respects;

(ii)         for the last three years, all Taxes (whether or not shown as due on Tax Returns) required to be paid by ListCo or its Subsidiaries have been paid;

(iii)        there is no material Action with respect to Taxes of ListCo or its Subsidiaries that is pending or otherwise in progress or has been threatened in writing by any Governmental Authority within the last three years;

(iv)        for the last three years, ListCo and each of its Subsidiaries has complied in all material respects with all applicable Laws relating to the collection, withholding, reporting and remittance of Taxes;

(v)         for the last three years, (A) there are no material assessments, deficiencies, adjustments or other claims with respect to Taxes that have been asserted, assessed or threatened against ListCo or its Subsidiaries that have not been paid or otherwise resolved in full, and (B) neither ListCo nor any of its Subsidiaries has entered into a written agreement or waiver extending any statute of limitations relating to the payment or collection of material Taxes that has not expired;

(vi)        if ListCo or any of its Subsidiaries is required to be registered for VAT in any jurisdiction, then it so registered in each applicable jurisdiction and ListCo or the applicable Subsidiary has complied with all Laws and Governmental Orders in respect of any VAT, maintains full and accurate records with respect thereto and has not been subject to any interest, forfeiture, surcharge or penalty or been a member of an affiliated, consolidated or similar group with any other company for purposes of VAT;

(vii)       neither ListCo nor any of its Subsidiaries is subject to material Tax in a country other than the country of its incorporation or formation by virtue of (A) having a permanent establishment or other place of business or (B) having a source of income in that jurisdiction;

(viii)      for the last three years, no material written claim has been made by a Governmental Authority in a jurisdiction where ListCo or any of its Subsidiaries does not file Tax Returns that ListCo or any of its Subsidiaries is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction, which claim has not been fully resolved; and

(ix)         neither ListCo nor any of its Subsidiaries will be required to pay any material Tax after the Closing Date as a result of any deferral of a payment obligation or advance of a credit with respect to Taxes to the extent relating to any action, election, deferral, filing, or request made or taken by ListCo or any of its Subsidiaries (including the non-payment of a Tax) on or prior to the Closing Date (including (A) the delay of payment of employment Taxes under any COVID-19 Measure or any similar notice or order or law, and (B) the advance refunding or receipt of credits under any COVID-19 Measure).

(b)            Neither ListCo nor any of its Subsidiaries has taken any action (nor permitted any action to be taken), nor is it aware of any fact or circumstance, that would reasonably be expected to prevent, impair, or impede the Intended Tax Treatment.

Section 5.10      Capitalization.

(a)            The authorized share capital of ListCo is 135,000,000 ordinary shares of a par value of US$0.519008 each. As of the date of this Agreement, 3,265,837 ordinary shares are issued and outstanding. No Equity Securities other than ordinary shares of ListCo have been issued or are outstanding. All of the issued and outstanding ordinary shares of ListCo (i) have been duly authorized and validly issued and are fully paid and non-assessable, (ii) were issued in full compliance with applicable Law, and all requirements set forth in (1) the Organizational Documents of ListCo and (2) any other applicable Contracts governing the issuance of such Equity Securities, (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Organizational Documents of ListCo or any Contract to which ListCo is a party or otherwise bound, and (iv) to the Knowledge of ListCo, are free and clear of any Liens (other than restrictions arising under applicable Laws, ListCo’s Organizational Documents and the Transaction Agreements).

(b)            All of the issued and outstanding shares of Equity Securities of the Subsidiaries of ListCo (i) have been duly authorized and validly issued and are fully paid and non-assessable, (ii) were issued in full compliance with applicable Law, and all requirements set forth in (1) the Organizational Documents of each such Subsidiary and (2) any other applicable Contracts governing the issuance of such Equity Securities, (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Organizational Documents of each such subsidiary or any Contract to which each such Subsidiary is a party or otherwise bound, and (iv) to the Knowledge of ListCo, are free and clear of any Liens (other than restrictions arising under applicable Laws, each such Subsidiary’s Organizational Documents and the Transaction Agreements).

(c)            Except as set forth on Schedule 5.10(c) or otherwise disclosed in the Schedules, there are no outstanding options, restricted stock, restricted stock units, equity appreciation, phantom stock, profit participation, equity or equity-based rights or similar rights with respect to the Equity Securities of, or other equity or voting interest in ListCo. Except as disclosed in the SEC Reports or the Organizational Documents of ListCo, (i) no Person is entitled to any pre-emptive or similar rights to subscribe for Equity Securities of ListCo, and (ii) there are no warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contract that could require ListCo to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities of ListCo. There are no outstanding bonds, debentures, notes or other indebtedness of ListCo or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which ListCo Shareholders may vote. Except as disclosed in the SEC Reports, ListCo is not a party to any shareholders agreement, voting agreement or registration rights agreement relating to ListCo Shares or any other Equity Securities of ListCo.

(d)            Schedule 5.10(d) contains a structure chart that depicts or otherwise lists each Subsidiary of ListCo, together with (i) the jurisdiction of organization or formation of each such Subsidiary, and (ii) the percentage of the outstanding issued share capital or registered capital, as the case may be, of each such Subsidiary. Neither ListCo nor any of its Subsidiaries owns any Equity Securities in any other Person or has any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any Equity Securities of such Person.

(e)            The ListCo Ordinary Shares, when issued in accordance with the terms hereof, shall be duly authorized and validly issued, fully paid and non-assessable and issued in compliance with all applicable Securities Laws and not subject to, and not issued in violation of, any Lien (other than restrictions arising under applicable Laws, the ListCo’s Organizational Documents and the Transaction Agreements), purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, the ListCo’s Organizational Documents, or any Contract to which ListCo is a party or otherwise bound.

(f)            All of the issued and outstanding share capital of Merger Sub is, and at the Effective Time will be, owned by ListCo, free and clear of any Liens. Merger Sub was formed solely for the purpose of engaging in the Transactions, including the Merger, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time, will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization and pursuant to this Agreement, the Merger and the other Transactions.

(g)            There are no declared but unpaid dividends or distributions in respect of any Equity Securities of the ListCo and (ii) since December 31, 2021 through the date of this Agreement, the ListCo has not made, declared, set aside, established a record date for or paid any dividends or distributions.

Section 5.11      Material Contracts; No Defaults.

(a)            For purposes of this Agreement, “Material ListCo Contracts” shall mean all Contracts described below in this Section 5.11(a) that remain in effect as of the date of this Agreement and to which, as of the date of this Agreement, the ListCo or any of its Subsidiaries is a party: each Contract that (i) is material and related to the conduct and operations of its business and properties; (ii) involves any of the Related Parties of the ListCo or any of its Subsidiaries that is not on arm’s length terms; (iii) obligates the ListCo or any of its Subsidiaries to share, license or develop any material product or technology involving a contract value more than RMB10,000,000; (iv) involves the establishment, contribution to, or operation of a partnership, joint venture or involving a sharing of profits or losses, or any investment in, loan to or acquisition or sale of the securities, equity interests or assets of any Person; or (v) would be required to be filed by ListCo pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act. For purposes of this Section 5.11(a), “material” shall mean any agreement, contract, indebtedness, liability, arrangement or other obligation either: (x) having an aggregate value, cost or amount in excess of RMB10,000,000 within any 12-month period or (y) not terminable by the ListCo or any of its Subsidiaries upon ninety (90) days’ or less notice without incurring any penalty or obligation.

(b)            Except for any Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date, with respect to any Contract of the type required to be filed as an exhibit to the SEC Reports, (i) such Contracts are in full force and effect and represent the legal, valid and binding obligations of ListCo, and, to the Knowledge of ListCo, the other parties thereto, and are enforceable by ListCo to the extent a party thereto in accordance with their terms, subject in all respects to the Enforceability Exceptions, (ii) ListCo and, to the Knowledge of ListCo, the counterparties thereto, are not in material breach of or material default (or would be in material breach, violation or default but for the existence of a cure period) under any such Contract, (iii) ListCo has not received any written claim or notice of material breach of or material default under any such Contract, (iv) no event has occurred which, individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any such Contract by ListCo or any other party thereto (in each case, with or without notice or lapse of time or both) and (v) ListCo has not received written notice from any other party to any such Contract that such party intends to terminate or not renew any such Contract, in each case except for any circumstance that would not, individually or in the aggregate, reasonably be expected to have a ListCo Impairment Effect.

Section 5.12      Related Party Transactions. Except for arm’s length transactions entered into in the ordinary course of business, no Related Party of the Listco is presently a party to any material transaction with the ListCo (other than for services as ListCo Employees).

Section 5.13      ListCo Benefit Plans.

(a)            Each employee benefit plan, and each stock ownership, stock purchase, stock option, phantom stock, equity or other equity-based, severance, employment (other than offer letters that do not provide severance or change in control benefits), termination, individual consulting, retention, change-in-control, transaction, fringe benefit, pension bonus, incentive, deferred compensation, employee loan and all other benefit or compensation plans, polices, agreements or other arrangements (any such plan, policy, agreement or other arrangement of ListCo or any of its Subsidiaries, a “ListCo Benefit Plan”) which are, in each case, contributed to, required to be contributed to, sponsored by or maintained by ListCo or any of its Subsidiaries for the benefit of any current or former employee, officer, director, contractor, consultant or other service provider of ListCo or its Subsidiaries (collectively, the “ListCo Employees”) or under or with respect to which ListCo or any of its Subsidiaries has any material liability, contingent or otherwise, but not including any of the foregoing sponsored or maintained by a Governmental Authority or required to be contributed to or maintained pursuant to applicable Law, have been in compliance with applicable law in material aspects.

(b)            ListCo does not have any employee incentive plan.

(c)            Neither the execution and delivery of this Agreement by ListCo nor the consummation of the Mergers could (whether alone or in connection with any subsequent event(s)) (A) result in the acceleration, funding or vesting of any compensation or benefits to any current or former director, officer, employee, consultant or other service provider of ListCo or its Subsidiaries under any ListCo Benefit Plan, or (B) result in the payment by ListCo or any of its Subsidiaries to any current or former employee, officer, director, consultant or other service provider of ListCo or its Subsidiaries of any severance pay or any increase in severance pay (including the extension of a prior notice period or any golden parachute) upon any termination of employment or service or the cancellation of any material benefit or payment to any ListCo Employee.

Section 5.14      Labor Matters.

(a)            No ListCo Group Company is party to or bound by any collective bargaining agreement or other arrangements with a labor union, employer organization, works council or labor organization. There is no, and since December 31, 2021 there has been no, material organized labor dispute, labor grievance or strike, lockout, picketing, hand billing, slowdown, concerted refusal to work overtime, work stoppage, or other material labor dispute against or affecting any ListCo Group Company, in each case, pending or, to the Knowledge of ListCo, threatened.

(b)            Each ListCo Group Company is and has been in compliance in all material respects with all applicable Laws respecting labor, employment, immigration, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, mass layoffs, worker classification, exempt and non-exempt status, compensation and benefits, Social Security Benefits, and wages and hours, except for any non-compliance which, individually or in the aggregate, has not had and would not reasonably be expected to have a ListCo Impairment Effect.

Section 5.15      Investment Company Act. Neither ListCo nor any of its Subsidiaries is, or immediately following the Closing will be, an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case, within the meaning of the Investment Company Act of 1940, as amended.

Section 5.16      Absence of Changes Since December 31, 2021, except as expressly contemplated by this Agreement, each ListCo Group Company has conducted business in all material respects in the ordinary course, and without limiting the generality of the foregoing, there has not been (a) any event or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a ListCo Impairment Effect; or (b) any declaration, setting aside or payment of any dividend or other distribution in cash, stock, property or otherwise in respect of any ListCo Group Company’s Equity Securities, except for any dividend or distribution by a ListCo Group Company to another ListCo Group Company.

Section 5.17      Nasdaq Listing As of the date hereof, ListCo Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq under the symbol “FFHL.” Except as disclosed in the SEC Reports, ListCo has complied with the applicable listing requirements of the Nasdaq. Except as disclosed in the SEC Reports, ListCo has not received any notice from the Nasdaq or the SEC regarding the revocation of such listing or otherwise regarding the delisting of ListCo Ordinary Shares from the Nasdaq or the SEC, and there is no Action pending or, to the Knowledge of ListCo, threatened against ListCo by the Nasdaq or the SEC with respect to any intention by such entity to deregister ListCo Ordinary Shares or terminate the listing of ListCo Ordinary Shares on the Nasdaq. None of ListCo or its Affiliates has taken any action in an attempt to terminate the registration of ListCo Ordinary Shares under the Exchange Act except as contemplated by this Agreement.

Section 5.18      Information Supplied None of the information supplied or to be supplied by ListCo or any of its Subsidiaries specifically in writing for inclusion in (i) the Proxy Statement will, at the date on which the Proxy Statement is first mailed to the ListCo Shareholders or at the time of the ListCo Extraordinary General Meeting, and (ii) the Initial Listing Application will, at the date it is first submitted to the Nasdaq, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, ListCo makes no representation, warranty or covenant with respect to any information supplied by or on behalf of the Company or its Affiliates.

Section 5.19      Real Property.

(a)            No ListCo Group Holding Company owns any real property.

(b)            ListCo or its applicable Subsidiary, as applicable, has a valid leasehold interest in all real property leased by it (“Leased ListCo Real Property”). All material leases for the Leased ListCo Real Property under which ListCo or its applicable Subsidiary is a lessee (collectively, the “ListCo Leases”) are in full force and effect and are enforceable in accordance with their respective terms, subject to the Enforceability Exceptions. None of the ListCo Group Companies has received any written notice of any, and to the Knowledge of ListCo there is no, material default under any such ListCo Lease.

(c)            Each of ListCo and its Subsidiaries has good and marketable title to, or a valid and binding leasehold or other interest in, all material tangible personal property necessary for the conduct of the business of ListCo and its Subsidiaries, taken as a whole, as currently conducted, free and clear of all Liens, other than Permitted Liens.

Section 5.20      Intellectual Property, Privacy and Data Security.

(a)            To the Knowledge of ListCo, neither ListCo nor any of the Subsidiaries nor the conduct of the business of ListCo or any of its Subsidiaries is infringing upon, misappropriating or otherwise violating any Intellectual Property rights of any third party, or has infringed upon, misappropriated or otherwise violated any Intellectual Property rights of any third party during the past two (2) years, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. To the Knowledge of ListCo, no third party is infringing upon, misappropriating or otherwise violating any Owned Intellectual Property in any manner that would reasonably be expected to have, individually or in the aggregate, a ListCo Impairment Effect.

(b)            Except for those that have no ListCo Impairment Effect, ListCo and its Subsidiaries have in place commercially reasonable measures designed to protect and maintain the confidentiality of all trade secrets and other material confidential information included in the Owned Intellectual Property. To the Knowledge of ListCo, there has been no unauthorized access, use or disclosure, in each case that would reasonably be expected to have, individually or in the aggregate, a ListCo Impairment Effect, of any source code, trade secrets or other material confidential information of ListCo.

Section 5.21      Solvency.

(a)            No ListCo Group Company is insolvent under the laws of its jurisdiction of incorporation.

(b)            There are no proceedings in relation to any winding up, bankruptcy or other insolvency proceedings concerning any ListCo Group Company and, no events have occurred which, under applicable Laws, would justify such proceedings.

(c)            To the Knowledge of ListCo, no steps have been taken to enforce any security over any material assets of any ListCo Group Company and no event has occurred to give the right to enforce such security.

Section 5.22      Holding Company. Each ListCo Group Holding Company is an investment holding company that holds shares in one or more other ListCo Group Companies, and since its incorporation it has not conducted any business activity and has not incurred any liability since its incorporation other than normal operating costs and expenses related to its compliance with relevant Laws and exchange rules, its incorporation and its functions as an investment holding company. None of the ListCo Group Holding Companies is a party to any contract other than contracts entered into in the ordinary course of its business as an investment holding company or for related purposes including compliance with applicable Laws and exchange rules and for the purpose of transactions contemplated hereunder. None of the ListCo Group Holding Companies has employed any employees since its incorporation. Notwithstanding the foregoing, ListCo is not a “shell company” within the meaning of Rule 12b-2 of the Exchange Act.

Section 5.23      U.S. Business.

(a)            No ListCo Group Company is a “U.S. business” within the meaning of Section 721 of the DPA.  No ListCo Group Company engages in (a) the design, fabrication, development, testing, production or manufacture of one or more “critical technologies” within the meaning of the DPA, (b) the ownership, operation, maintenance, supply, manufacture, or servicing of “covered investment critical infrastructure” within the meaning of the DPA (where such activities are covered by column 2 of Appendix A to 31 C.F.R. Part 800); or (c) the maintenance or collection, directly or indirectly, of “sensitive personal data” of U.S. citizens within the meaning of the DPA.

Section 5.24      Insurance. Except as would not reasonably be expected to be material to the ListCo and its Subsidiaries, taken as a whole, the ListCo and its Subsidiaries have purchased insurance policies that are mandatorily required to be obtained by the ListCo or its Subsidiaries pursuant to applicable Law.

Section 5.25      No Other Representations Except as provided in this Article V, none of ListCo, Merger Sub nor any other Person has made, or is making, any representation or warranty whatsoever in respect of ListCo or Merger Sub.

Article VI
COVENANTS OF THE COMPANY

Section 6.01      Conduct of Business From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, except as expressly contemplated by this Agreement or any other Transaction Agreement, as consented to in writing by ListCo (which consent shall not be unreasonably conditioned, withheld or delayed) or as required by applicable Law, conduct and operate its business in the ordinary course of business in all material respects. Without limiting the generality of the foregoing, during the Interim Period, except as contemplated by this Agreement or any other Transaction Agreement or as disclosed in the Company Disclosure Schedule, as consented to by ListCo in writing (such consent not to be unreasonably conditioned, withheld or delayed), or as required by applicable Law, the Company shall not, and the Company shall cause its Subsidiaries not to:

(a)            amend its memorandum and articles of association or other Organizational Documents, except (A) in the case of any of the Company’s Subsidiaries only (excluding the Company itself), any such amendment which is not material to the business of the Company and its Subsidiaries, taken as a whole, or (B) as contemplated by the Transaction Agreements;

(b)            liquidate, dissolve, reorganize or otherwise wind-up its business and operations, or propose or adopt a plan of complete or partial liquidation or dissolution, restructuring, recapitalization, reclassification or similar change in capitalization or other reorganization, except as contemplated by the Transaction Agreements or any liquidation or dissolution of any dormant Subsidiary);

(c)            (i) issue, deliver, sell, transfer, pledge or dispose of, or place any Lien (other than a Permitted Lien) on, any Equity Securities of the Company or any of its Subsidiaries or (ii) issue or grant any options, warrants or other rights to purchase or obtain any Equity Securities of the Company or any of its Subsidiaries, in each case of (i) through (iii) other than (A) issuance of Company Preferred Shares upon exercise of the Company Warrants in accordance with the terms thereof, and (B) issuance of Company Ordinary Shares upon conversion of Company Preferred Shares in accordance with the Company’s Organizational Documents;

(d)            sell, assign, transfer, convey, lease, license, grant other rights under, abandon, allow to lapse or expire, fail to maintain, subject to or grant any Lien (other than Permitted Liens) on, or otherwise dispose of, any material assets, rights or properties (including material Intellectual Property), in each case in an amount exceeding US$3,000,000 and other than (i) the sale or license of goods and services to customers in the ordinary course of business, (ii) the sale or other disposition of inventory, tangible assets or equipment deemed by the Company in its reasonable business judgment to be obsolete or otherwise warranted in the ordinary course of business, (iii) grants of licenses of Intellectual Property in the ordinary course of business, (iv) as already contracted by the Company or any of its Subsidiaries, (v) disclosure of any confidential information of the Company and its Subsidiaries to any Person pursuant to valid and enforceable agreements to protect confidentiality, or (vi) transactions among the Company and its Subsidiaries or among its Subsidiaries;

(e)            except for entries, modifications, amendments, waivers or terminations in the ordinary course of business or amendments of any equity pledge agreement that is a Control Document at the request of any competent PRC Governmental Authority, enter into, materially modify, materially amend, waive any material right under or terminate, any Specified Contract;

(f)            directly or indirectly, acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by purchasing all of or a substantial equity interest in, or by any other manner, any business or any corporation, partnership, limited liability company, joint venture, association or other entity or Person or division thereof, in each case in an amount exceeding US$3,000,000;

(g)            settle any Action if such settlement would require payment by the Company in an amount greater than US$5,000,000;

(h)            other than in the ordinary course of business, (i) incur, create or assume any Indebtedness in an amount exceeding US$3,000,000, other than (x) ordinary course trade payables, (y) between the Company and any of its wholly owned Subsidiaries or between any of such wholly owned Subsidiaries or (z) in connection with borrowings, extensions of credit and other financial accommodations under the Company’s and its Subsidiaries’ existing credit facilities, notes and other existing Indebtedness as of the date of this Agreement and, in each case, any refinancings thereof, (ii) modify, in any material respect, the terms of any Indebtedness in an amount exceeding US$3,000,000, or (iii) guarantee the obligations of any Person for indebtedness for borrowed money in an amount exceeding US$3,000,000;

(i)            make any loans or advance any money to any Person in an amount exceeding US$3,000,000, except for (i) advances in the ordinary course of business to employees, officers or directors of the Company or any of its Subsidiaries for expenses, (ii) prepayments and deposits paid to suppliers, consultants and contractors of the Company or any of its Subsidiaries in the ordinary course of business, (iii) trade credit extended to customers of the Company or any of its Subsidiaries in the ordinary course of business and (iv) advances or other payments among the Company and its Subsidiaries;

(j)            make any capital expenditures that in the aggregate exceed US$3,000,000, other than any capital expenditure (or series of related capital expenditures) in the ordinary course of business;

(k)            (i) split, combine, subdivide, reclassify or amend any terms of its Equity Securities, except for any such transaction by a wholly-owned Subsidiary of the Company that remains a wholly-owned Subsidiary of the Company after consummation of such transaction, (ii) redeem, repurchase, or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its Equity Securities, except for any redemption or repurchase of Equity Securities by any Subsidiary of the Company from the relevant shareholder of the Domestic Company in connection with any subscription of Equity Securities in the Company by such shareholder or any of its affiliates by exercise of the relevant Company Warrant, or (iii) declare, set aside, establish a record date for, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its share capital;

(l)            make any material change in accounting principles or methods of financial accounting materially affecting the reported consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, other than as may be required by applicable accounting standards or applicable Law;

(m)            make, change or revoke any material Tax election; change or revoke any material accounting method with respect to Taxes resulting in a material amount of additional Tax or filing of any amended Tax Return; file any material Tax Return; settle or compromise any material Tax claim or Tax liability; enter into any material closing agreement with respect to any Tax; defer any material Taxes as a result of a COVID-19 Measure; or surrender any right to claim a material refund of Taxes; or knowingly take any action or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent, impair, or impede the Merger from qualifying for the Intended Tax Treatment, in each case except in the ordinary course of business consistent with its past practice; or

(n)            enter into any Contract to do any action prohibited under this Section 6.01 above.

Notwithstanding anything to the contrary contained herein (including this Section 6.01), (x) nothing herein shall prevent the Company or any of its Subsidiaries from taking any COVID-19 Measures, any action that is taken (or not taken) in good faith as a result of, in response to or otherwise related to COVID-19 shall be deemed to be taken in the “ordinary course of business” for all purposes of this Section 6.01, and no such action (or failure to act) shall serve as a basis for ListCo to terminate this Agreement or assert that any of the conditions to the Closing contained herein have not been satisfied and (y) nothing in this Section 6.01 is intended to give ListCo or any of its Affiliates, directly or indirectly, the right to control or direct the business or operations of the Company or its Subsidiaries prior to the Closing, and prior to the Closing, the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their respective businesses and operations.

Section 6.02      Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to the Company or any of its Subsidiaries by third parties that may be in the Company’s or any of its Subsidiaries’ possession from time to time, and except for any information which (a) relates to the negotiation of this Agreement or the Transactions, (b) is prohibited from being disclosed by applicable Law or (c) on the advice of legal counsel of the Company would result in the loss of attorney-client privilege or other privilege from disclosure (provided that the Company will use commercially reasonable efforts to provide any information described in the foregoing clause (b) or (c) in a manner that would not be so prohibited or would not jeopardize privilege), during the Interim Period, the Company shall, and shall cause its Subsidiaries to, (x) upon reasonable advance notice from ListCo, afford to ListCo and its Representatives reasonable access to the properties, books, records and appropriate officers of the Company and its Subsidiaries during normal business hours in such manner as to not interfere with the normal operations of the Company and its Subsidiaries, and (y) use commercially reasonable efforts to furnish ListCo and such Representatives with financial and operating data and other information concerning the affairs of the Company and its Subsidiaries that are in the possession of the Company or its Subsidiaries, in each case of (x) and (y), as ListCo and its Representatives may reasonably request in writing solely for purposes of consummating the Transactions and so long as reasonably feasible or permissible under applicable Law and subject to appropriate COVID-19 Measures; provided that such access shall not include any invasive or intrusive investigations or testing, sampling or analysis of any properties, facilities or equipment of the Company or its Subsidiaries. All information obtained by ListCo and its Representatives under this Agreement shall be subject to Section 8.07 (Confidentiality; Publicity).

Section 6.03      No Trading. The Company acknowledges and agrees that it is aware, and that its Controlled Affiliates have been made aware of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. The Company hereby agrees that it shall not purchase or sell any securities of ListCo in violation of such Laws, or knowingly cause or encourage any Person to purchase or sell any securities of ListCo in violation of such Laws.

Section 6.04      Taxes Relating to the Company Securities. The Company acknowledges and agrees that ListCo is not responsible for any and all taxes of any nature that are imposed by applicable Laws on holders of Company Securities in connection with Transactions.

Article VII
COVENANTS OF LISTCO

Section 7.01      Conduct of Business.

(a)            During the Interim Period, ListCo shall, and shall cause its Subsidiaries to, except as expressly required by this Agreement or any other Transaction Agreement, as consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or qualified) or as required by applicable Law, conduct and operate its business in the ordinary course of business in all material respects. Without limiting the generality of the foregoing, during the Interim Period, except as expressly required by this Agreement or any other Transaction Agreement or as disclosed in the Schedules, as consented to by the Company in writing (which consent shall not to be unreasonably conditioned, withheld or delayed), or as required by applicable Law, ListCo shall not, and shall cause its Subsidiaries not to:

(i)          change or amend its Organizational Documents except as expressly contemplated by the Transaction Agreements;

(ii)         (A) declare, set aside, establish a record date for, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise in respect of any outstanding Equity Securities; (B) issue, sell, grant, or offer to issue, sell, grant any Equity Securities; (C) split, subdivide, combine or reclassify any Equity Securities, or amend any terms of any Equity Securities; or (D) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any Equity Securities;

(iii)        (A) fail to maintain its existence or merge, consolidate, combine or amalgamate with any Person, (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Equity Security in or a substantial portion of the assets of, or by any other manner) any business or any corporation, partnership, limited liability company, joint venture, association or other entity or Person or division thereof or (C) effect or commence any liquidation, dissolution, scheme of arrangement, merger, consolidation, amalgamation, restructuring, recapitalization, reorganization, public offering or similar transaction (other than the Transactions);

(iv)        sell, assign, transfer, convey, lease, license, grant other rights under, abandon, allow to lapse or expire, fail to maintain, subject to or grant any Lien (other than Permitted Liens) on, or otherwise dispose of, any material assets, rights or properties (including material Intellectual Property) in each case in an amount exceeding US$3,000,000, and other than (i) the sale or license of goods and services to customers in the ordinary course of business, (ii) the sale or other disposition of inventory, tangible assets or equipment deemed by the ListCo in its reasonable business judgment to be obsolete or otherwise warranted in the ordinary course of business, (iii) grants of licenses of Intellectual Property in the ordinary course of business, (iv) as already contracted by the ListCo or any of its Subsidiaries, (v) disclosure of any confidential information of the ListCo and its Subsidiaries to any Person pursuant to valid and enforceable agreements to protect confidentiality, or (vi) transactions among the ListCo and its Subsidiaries or among its Subsidiaries;

(v)         authorize, make or make any commitment with respect to, any capital expenditure exceeding US$50,000,000, other than any capital expenditure (or series of related capital expenditures) in the ordinary course of business;

(vi)        make any loans, advances in, any other Person (including to any of its officers, directors, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other Person;

(vii)            make, change or revoke any material Tax election; change or revoke any material accounting method with respect to Taxes resulting in a material amount of additional Tax or filing of any amended Tax Return; settle or compromise any material Tax claim or Tax liability; file any Tax Return in a manner materially inconsistent with past practice; defer any material Taxes as a result of a COVID-19 Measure; or surrender any right to claim a material refund of Taxes; or knowingly take any action or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent, impair, or impede the Merger from qualifying for the Intended Tax Treatment, in each case except in the ordinary course of business consistent with its past practice;

(viii)      enter into, renew or amend, in any material aspect, the terms of any transaction or Contract with a Related Party of the ListCo;

(ix)         settle any pending or threatened Action if such settlement would require payment by the ListCo in an amount greater than US$5,000,000;

(x)          incur, assume, guarantee or otherwise become liable for (whether directly, contingently or otherwise) or modify the terms of any Indebtedness with an amount exceeding US$3,000,000, other than (x) ordinary course trade payables, (y) between the ListCo and any of its wholly owned Subsidiaries or between any of such wholly owned Subsidiaries or (z) in connection with borrowings, extensions of credit and other financial accommodations under the ListCo’s and its Subsidiaries’ existing credit facilities, notes and other existing Indebtedness as of the date of this Agreement and, in each case, any refinancings thereof;

(xi)         issue, offer, deliver, grant, sell, transfer, pledge or dispose of, or place any Lien on, or authorize or propose to issue, offer, deliver, grant, sell, transfer, pledge or dispose of, or place any Lien on, any Equity Securities or any options, warrants or other rights to purchase or obtain any Equity Securities, in each case other than the creation of any Lien on the ListCo’s Equity Securities by any third party that is not a ListCo Group Company;

(xii)        (with respect to ListCo only) engage in any transaction, activities or business, or enter into any Contract or arrangement, other than transactions, activities, business, Contracts or arrangements (A) in connection with or incident or related to its continuing corporate existence, (B) contemplated by, or incident or related to, this Agreement, any other Transaction Agreement, the performance of covenants or agreements hereunder or thereunder or the consummation of the Transactions or (C) those that are administrative or ministerial, in each case, which are immaterial in nature;

(xiii)       change any accounting principles, policies, procedures or methods (including changes affecting the reported consolidated assets, liabilities or results of operations) other than as required by applicable accounting standards or applicable Law;

(xiv)       other than in the ordinary course of business consistent with past practice, amend, modify, consent to the termination of, or waive any material rights under, any Material ListCo Contract;

(xv)       fail to make in a timely manner any filings or registrations with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

(xvi)      engage in the conduct of any new line of business;

(xvii)     enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions; or

(xviii)    enter into any Contract, to do any action prohibited under this Section 7.01(a).

(b)            During the Interim Period, ListCo shall, and shall cause its Subsidiaries to, comply with, and continue performing under, as applicable, its Organizational Documents, the Transaction Agreements (to the extent in effect during the Interim Period) and all other agreements or Contracts to which it is party.

(c)            Notwithstanding anything to the contrary contained herein (including this Section 7.01), (x) nothing herein shall prevent the ListCo or any of its Subsidiaries from taking any COVID-19 Measures, any action that is taken (or not taken) in good faith as a result of, in response to or otherwise related to COVID-19 shall be deemed to be taken in the “ordinary course of business” for all purposes of this Section 7.01, and no such action (or failure to act) shall serve as a basis for the Company to terminate this Agreement or assert that any of the conditions to the Closing contained herein have not been satisfied and (y) nothing in this Section 7.01 is intended to give the Company or any of its Affiliates, directly or indirectly, the right to control or direct the business or operations of the ListCo or its Subsidiaries prior to the Closing, and prior to the Closing, the ListCo and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their respective businesses and operations.

Section 7.02      Inspection. ListCo shall, and shall cause its Subsidiaries to, afford to the Company, its Affiliates and their respective Representatives reasonable access during the Interim Period, and with reasonable advance notice, to the books, Tax Returns, records, properties and appropriate officers and employees of ListCo and its Subsidiaries, and use its commercially reasonable efforts to furnish the Company, its Affiliates and their respective Representatives with all financial and operating data and other information concerning the affairs of ListCo and its Subsidiaries, in each case as the Company or any of its Affiliates or Representatives may reasonably request for purposes of the Transactions, and except for any information which (x) relates to the negotiation of this Agreement or the Transactions, (y) is prohibited from being disclosed by applicable Law or (z) on the advice of legal counsel of ListCo would result in the loss of attorney client privilege or other privilege from disclosure (provided that ListCo will use commercially reasonable efforts to provide any information described in the foregoing clauses (y) or (z) in a manner that would not be so prohibited or would not jeopardize privilege).

Section 7.03      ListCo Public Filings. From the date hereof through the Closing, ListCo shall file with or furnish to the SEC when required by the Federal Securities Laws all reports or information required to be filed with or furnished to the SEC under the Federal Securities Laws and otherwise comply in all material respects with its reporting obligations under the Federal Securities Laws.

Section 7.04      ListCo Listing. From the date hereof through the Closing, ListCo shall use commercially reasonable efforts to ensure that ListCo Ordinary Shares continue to be listed on the Nasdaq.

Section 7.05      ListCo Board Composition. Each of ListCo shall take all reasonably necessary actions to ensure that immediately prior to and immediate after the Closing, the ListCo Board shall consist of five (5) directors, four (4) of whom shall be designated by the Company in writing prior to the Closing and at least 2 (two) of whom shall meet the independence requirements of Rule 5605(c)(2)(A) of the Nasdaq rules (the “Agreed ListCo Board Composition”); provided, however, that (a) at least two (2) of the persons designated by the Company meet such requirements and otherwise are qualified to serve on the ListCo Board; (b) each person designated by the Company consents to service on the ListCo Board; (c) ListCo shall not be deemed to have breached this Section 7.05 if a director or person designated by the Company withdraws or resigns from the ListCo Board, dies, becomes disabled, is charged with, has committed or is convicted of an unlawful act or prohibited by applicable Law or Governmental Order from serving as a director of ListCo; and (d) ListCo shall not be deemed to have breached this Section 7.05 if a director or person designated by the Company refuses to agree to abide by ListCo policies applicable to all members of the Board, include ListCo’s code of ethics.

Section 7.06      Merger Sub. ListCo shall, as soon as reasonably practicable after the date hereof, (a) incorporate the Merger Sub and cause the Merger Sub to execute and deliver to ListCo and the Company the Deed of Adherence; and (b) provide to the Company a copy of (i) the resolutions passed by the board of directors of Merger Sub and (ii) the resolutions passed by ListCo, as the sole shareholder of Merger Sub, in each case duly approving this Agreement and each other Transaction Agreement and the Transactions, including the Merger.

Article VIII
JOINT COVENANTS

Section 8.01      Efforts to Consummate.

(a)            With respect to any requests, inquiries, Actions or other proceedings by or from Governmental Authorities, each of the Company, ListCo and Merger Sub shall (i) diligently and expeditiously defend and use commercially reasonable efforts to obtain any necessary clearance, approval, consent under any applicable Laws prescribed or enforceable by any Governmental Authority for the Transactions and to resolve any objections as may be asserted by any Governmental Authority with respect to the Transactions; and (ii) cooperate fully with each other in the defense of such matters. To the extent not prohibited by Law, the Company shall promptly furnish to ListCo, and ListCo and Merger Sub shall promptly furnish to the Company, copies of any notices or communications received by such Party or any of its Affiliates from any Governmental Authority with respect to the Transactions, and each such Party shall permit counsel to the other parties an opportunity to review in advance, and each such Party shall consider in good faith the views of such counsel in connection with, any proposed written communications by such Party or its Affiliates to any Governmental Authority concerning the Transactions. To the extent not prohibited by Law, the Company agrees to provide ListCo and its counsel, and ListCo agrees to provide to the Company and its counsel, the opportunity, to the extent practical, on reasonable advance notice, to participate in any material substantive meetings or discussions, either in person or by telephone, between such Party or any of its Affiliates or Representatives, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the Transactions.

(b)            During the Interim Period, ListCo, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any shareholder demands or other shareholder proceedings (including derivative claims) relating to this Agreement, any other Transaction Agreements or any matters relating thereto (collectively, the “Transaction Litigation”) commenced against, in the case of ListCo, any Subsidiary of ListCo or any of their respective Representatives (in their capacity as a representative of ListCo or any Subsidiary of ListCo) or, in the case of the Company, any Subsidiary of the Company or any of their respective Representatives (in their capacity as a representative of the Company or any Subsidiary of the Company). ListCo and the Company shall each (i) keep the other Party timely informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at such other Party’s own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, and (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation. Notwithstanding the foregoing, in no event shall ListCo (or any of its Representatives) on the one hand, or the Company (or any of its Representatives), on the other hand, settle or compromise any Transaction Litigation brought without the prior written consent of the other Party (not to be unreasonably withheld, conditioned or delayed).

(c)            Each Party shall otherwise use its reasonable best efforts to cooperate with the other Parties to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to satisfy the conditions to closing set forth in Article IX and to consummate and make effective the Transactions.

Section 8.02      Proxy Statement; Initial Listing Application.

(a)            Proxy Statement

(i)          As promptly as practicable (and in any case within four (4) weeks) after the execution of this Agreement, ListCo with the cooperation and assistance of the Company shall prepare a proxy statement and other proxy materials reasonably satisfactory to the Company (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”) and mail the Proxy Statement to all the ListCo Shareholders in relation to the ListCo Extraordinary General Meeting. The Company shall use its reasonable best efforts to furnish to ListCo and its Representatives all information concerning itself, its Subsidiaries, officers, directors, managers, shareholders, and other equity-holders and information regarding such other matters as may be reasonably necessary or as may be reasonably requested in connection with the Proxy Statement, and will assist ListCo in drafting the portions of the Proxy Statement relating to the Company’s business and operations. Concurrently with the preparation of the Proxy Statement, the ListCo, with the cooperation and assistance of the Company, shall prepare and cause to be submitted with the Nasdaq its initial listing application in connection with the Transactions (such application, together with any amendments or supplements thereto, the “Initial Listing Application”). Each of the Warrantors shall use its reasonable best efforts so that the Proxy Statement, the Initial Listing Application and all other materials mailed to ListCo’s shareholders or the Nasdaq (as the case may be) will comply in all material respects with the applicable Laws. Each of the Company and the ListCo shall use its reasonable best efforts to respond promptly to any comments of the Nasdaq (as the case may be) with respect to the Initial Listing Application. Upon its receipt of any comments from the Nasdaq or its staff or any request from the Nasdaq (as the case may be) or its staff for amendments or supplements to the Initial Listing Application, the ListCo shall promptly (and in any event within one (1) Business Day) notify the Company and shall provide the Company with copies of all correspondence between the ListCo and its representatives, on the one hand, and the Nasdaq and its staff, on the other hand. Prior to submitting the Initial Listing Application to the Nasdaq or mailing the Proxy Statement (or in each case, any amendment or supplement thereto) or responding to any comments of the Nasdaq with respect thereto, the ListCo (i) shall provide the Company with a reasonable period of time to review and comment on such document or response and (ii) shall consider in good faith all additions, deletions or changes reasonably proposed by the Company in good faith.

(ii)         Each of ListCo, Merger Sub and the Company agrees, as to itself and its respective Affiliates or Representatives, that none of the information supplied or to be supplied by ListCo, Merger Sub or the Company, as applicable, expressly for inclusion or incorporation by reference in the Proxy Statement, the Initial Listing Application or any other documents submitted or to be submitted to the SEC or the Nasdaq (as the case may be) in connection with the Transactions, will contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that (x) no representation, warranty, covenant or agreement is made by the Company with respect to information supplied by any Warrantor or its Representatives for inclusion or incorporation by reference in the Proxy Statement, the Initial Listing Application or any other documents submitted or to be submitted to the SEC or the Nasdaq (as the case may be), and (y) no representation, warranty, covenant or agreement is made by the ListCo or Merger Sub with respect to information supplied by any Company or its Representatives for inclusion or incorporation by reference in such documents.

(iii)        If, at any time prior to the Effective Time, any event or circumstance relating to the Company, ListCo, Merger Sub or their respective officers or directors, should be discovered by ListCo or the Company, as applicable, which should be set forth in an amendment or a supplement to the Proxy Statement, the Initial Listing Application or any other materials mailed to ListCo’s shareholders so that such document would not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, such Party shall promptly inform the other Parties. Thereafter, ListCo, the Company and Merger Sub shall promptly cooperate in the preparation and filing of an appropriate amendment or supplement to the Proxy Statement, the Initial Listing Application or such other materials describing or correcting such information such that the Proxy Statement, the Initial Listing Application or such other materials (as the case may be) no longer contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading, and, to the extent required by Law, disseminate such amendment or supplement to the ListCo Shareholders; provided, that no information received by ListCo or the Company, as applicable, pursuant to this Section 8.02 shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the party who disclosed such information, and no such information shall be deemed to change, supplement or amend the Schedules.

(iv)        The Company shall use its commercially reasonable efforts to assist and cooperate with ListCo in ListCo’s Initial Listing Application with the Nasdaq, including furnishing to ListCo and its Representatives all information concerning itself, its Subsidiaries, officers, directors, managers, shareholders, and other equity-holders and information regarding such other matters as may be reasonably necessary or as may be reasonably requested in connection with such Initial Listing Application, and assisting ListCo in drafting the portions of such Initial Listing Application relating to the Company’s business and operations.

(b)            ListCo Extraordinary General Meeting. ListCo shall, as soon as reasonably practicable but in any event no later than five (5) Business Days prior to the Termination Date (provided that ListCo has sent the Proxy Statement to the ListCo Shareholders pursuant to Section 8.02(a)(i)), establish a record date for, duly call and give notice of, convene and hold a meeting of ListCo Shareholders (the “ListCo Extraordinary General Meeting”), in each case in accordance with ListCo’s Organizational Documents and applicable Law, for the purpose of (i) obtaining the ListCo Shareholder Approval, (ii) adopting or approving such other proposals as may be reasonably requested by the Company as necessary or appropriate in connection with the consummation of the Transactions, (iii) adopting or approving any other proposal that the Nasdaq (or the respective staff thereof) indicates is necessary, and (iv) related and customary procedural and administrative matters. ListCo shall use its commercially reasonable efforts to obtain such approvals and authorizations from the ListCo Shareholders at the ListCo Extraordinary General Meeting, including by soliciting proxies as promptly as practicable in accordance with applicable Law for the purpose of seeking such approvals and authorizations from the ListCo Shareholders. Notwithstanding anything to the contrary contained in this Agreement, ListCo shall be entitled to postpone or adjourn the ListCo Extraordinary General Meeting solely to the extent necessary (a “ListCo Meeting Change”): (x) to comply with applicable Law, (y) to ensure that any supplement or amendment to the Proxy Statement that the board of directors of ListCo has determined in good faith is required by applicable Law is disclosed to ListCo Shareholders and for such supplement or amendment to be promptly disseminated to ListCo Shareholders with sufficient time prior to the ListCo Extraordinary General Meeting for ListCo Shareholders to consider the disclosures contained in such supplement or amendment; or (z) if, as of the time for which the ListCo Extraordinary General Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient ListCo Shares represented (either in person, virtually or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the ListCo Extraordinary General Meeting; provided that, without the prior written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned), ListCo may only be entitled to one ListCo Meeting Change (excluding any postponements or adjournments required by applicable Law), and the ListCo Extraordinary General Meeting may not be adjourned or postponed to a date that is more than fourteen (14) Business Days after the date for which the ListCo Extraordinary General Meeting was originally scheduled (excluding any postponements or adjournments mandated by applicable Law) and provided it is held no later than three (3) Business Days prior to the Termination Date; provided, further, that in the event of a postponement or adjournment pursuant to clauses (y) or (z), the ListCo Extraordinary General Meeting shall be reconvened as promptly as practicable following such time as the matters described in such clauses have been resolved.

Section 8.03      D&O Indemnification and Insurance.

(a)            From and after the Closing, ListCo shall indemnify and hold harmless each present and former director and officer of ListCo (solely to the extent acting in his or her capacity as such and to the extent such activities are related to the Transactions) (the “D&O Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to the Transactions, whether asserted or claimed prior to, at or after the Closing, to the fullest extent that ListCo would have been permitted under applicable Law and its memorandum and articles of association or other Organizational Documents in effect on the date of this Agreement to indemnify such D&O Indemnified Parties. From and after the Closing, ListCo will maintain a director indemnification agreement in customary form with each present and former director of ListCo (to the extent requested by such director) that provides, or ensure that its memorandum and articles of association or other Organizational Documents will provide, that on the terms and subject to the conditions set out therein, Listco shall advance, prior to the final disposition of any Action for which indemnification may be sought under this Section 8.03, promptly following request by such director therefor, all costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses) incurred by such director in connection with any such Action upon receipt of an undertaking by such director to repay such advances if it is ultimately decided that such director is not entitled to indemnification pursuant to that indemnification agreement, the Organizational Documents of ListCo or applicable law.

(b)            ListCo shall use its commercially reasonable efforts to maintain in effect directors’ and officers’ liability insurance for such duration as may be agreed between ListCo and the Company covering those Persons who are currently covered by the Company’s or ListCo’s directors’ and officers’ liability insurance policies (including, in any event, the D&O Indemnified Parties) on terms substantially similar to the terms of such current insurance coverage.

(c)            Notwithstanding anything contained in this Agreement to the contrary, this Section 8.03 shall survive the Closing indefinitely and shall be binding, jointly and severally, on ListCo and its successors and assigns. In the event that ListCo or its successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, ListCo shall ensure, and cause its Subsidiaries to ensure, that proper provision shall be made so that the successors and assigns of ListCo shall succeed to the obligations set forth in this Section 8.03.

(d)            This Section 8.03 shall not be terminated or modified in any material respect as to adversely affect any D&O Indemnified Party without the consent of such D&O Indemnified Party.

Section 8.04      Company Shareholder Approval

The Company shall procure and submit to the ListCo, prior to the first submission or filing of the draft Proxy Statement on form 6-K, the Company Shareholder Approval and any other corporate authorizations of the Company (including applicable board resolutions) necessary or advisable for the execution and performance of all the Transaction Agreements and their obligations thereunder.

Section 8.05      Exclusivity.

(a)            During the Interim Period, the Company shall not, and shall cause its Representatives and Subsidiaries not to, directly or indirectly, (i) initiate, solicit or encourage (including by way of providing confidential or non-public information) any inquiries, proposals or offers that constitute or would lead to any merger, business combination or other similar transaction involving the Company or its Subsidiaries that precludes or is mutually exclusive with the Transactions (an “Alternative Transaction Proposal”), (ii) engage or participate in any discussions, negotiations or transactions with any third party regarding any Alternative Transaction Proposal or that would lead to any such Alternative Transaction Proposal, or (iii) enter into any agreement or deliver any agreement or instrument (including a confidentiality agreement, letter of intent, term sheet, indication of interest, indicative proposal or other agreement or instrument) reflecting any Alternative Transaction Proposal; provided that the execution, delivery and performance of this Agreement and the other Transaction Agreements and the consummation of the Transactions shall not be deemed a violation of this Section 8.05(a). The Company agrees to promptly notify ListCo if the Company or any of its Representatives or Subsidiaries receives any offer or communication in respect of an Alternative Transaction Proposal, and will promptly communicate to ListCo in reasonable detail the terms and substance thereof, and the Company shall, and shall cause its Representatives and Subsidiaries to, cease any and all existing negotiations or discussions with any person or group of persons (other than ListCo and its Representatives) regarding an Alternative Transaction Proposal.

(b)            During the Interim Period, ListCo shall not, and shall cause its Representatives and Subsidiaries not to, directly or indirectly, (i) initiate, solicit or encourage (including by way of providing confidential or non-public information) any inquiries, proposals or offers that constitute or would lead to any merger, business combination or other similar transaction involving ListCo or its Subsidiaries that precludes or is mutually exclusive with the Transactions (an “Alternative ListCo Transaction Proposal”), (ii) engage or participate in any discussions, negotiations or transactions with any third party regarding any Alternative ListCo Transaction Proposal or that would lead to any such Alternative ListCo Transaction Proposal, or (iii) enter into any agreement or deliver any agreement or instrument (including a confidentiality agreement, letter of intent, term sheet, indication of interest, indicative proposal or other agreement or instrument) related to any Alternative ListCo Transaction Proposal; provided that the execution, delivery and performance of this Agreement and the other Transaction Agreements and the consummation of the Transactions shall not be deemed a violation of this Section 8.05(b). ListCo agrees to promptly notify the Company if ListCo or any of its Representatives or Subsidiaries receives any offer or communication in respect of an Alternative ListCo Transaction Proposal, and will promptly communicate to the Company in reasonable detail the terms and substance thereof, and ListCo shall, and shall cause its Representatives and Subsidiaries to, cease any and all existing negotiations or discussions with any person or group of persons (other than the Company and its Representatives) regarding an Alternative ListCo Transaction Proposal.

Section 8.06      Tax Matters.

(a)            Each of ListCo, the Company and Merger Sub shall (i) use its respective commercially reasonable efforts to cause the Merger to qualify, and agree not to, and not to permit or cause any of their Affiliates or Subsidiaries to, take any action which to its knowledge could reasonably be expected to prevent or impede the Transactions from qualifying, for the Intended Tax Treatment. Each of ListCo, the Company and Merger Sub shall report the Merger (including preparing and filing all Tax Returns) consistently with the Intended Tax Treatment and the immediately preceding sentence unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code. Each of the Parties agrees to promptly notify all other Parties of any challenge to the Intended Tax Treatment by any Governmental Authority. The Parties shall cooperate with each other and their respective tax counsel to document and support the Tax treatment of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.

(b)            All transfer, stamp, documentary, sales, use, registration, value-added and other similar Taxes incurred in connection with this Agreement and the Transactions will be borne by the party responsible therefor under applicable Law.

(c)            Each of the Parties shall (and shall cause their respective Affiliates to) cooperate fully, as and to the extent reasonably requested by another Party, in connection with the filing of relevant Tax Returns, and any audit or tax proceeding. Such cooperation shall include the retention and (upon the other Party’s request) the provision (with the right to make copies) of records and information reasonably relevant to any tax proceeding or audit, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

Section 8.07      Confidentiality; Publicity.

(a)            Each Party agrees that during the Interim Period and for a period of three (3) years after the expiry of the Interim Period, they shall, and shall cause their respective Representatives to: (i) treat and hold in strict confidence any Confidential Information of any other Party that is disclosed to such Party or its Representatives, and, without the disclosing Party’s prior written consent, will not use such Confidential Information for any purpose, except in connection with the evaluation, negotiation and consummation of the transactions contemplated by this Agreement or any other Transaction Agreement, performing their obligations hereunder or thereunder or enforcing their rights hereunder or thereunder (collectively, the “Permitted Purposes”), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any Confidential Information, except that each Party may disclose any Confidential Information (i) to its Affiliates, and its and its Affiliates’ respective directors, officers, employees, partners, professional advisors, investors and permitted transferees, in each case on a need-to-know basis only for any of the Permitted Purposes and where such Persons are under appropriate nondisclosure obligations; or (ii) to the extent required by applicable Laws. In the event that a Party or any of its Representatives, during the Interim Period and for a period of three (3) years after the expiry of the Interim Period, becomes legally required to disclose any Confidential Information of any other Party, such Party shall provide the disclosing Party to the extent legally permitted with prompt written notice of such requirement so that the disclosing Party or a Representative thereof may seek, at the disclosing Party’s cost, a protective order or other remedy, and in any event, it shall furnish only that portion of the Confidential Information which is legally required to be provided and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Confidential Information. Notwithstanding the foregoing, each Party and its Representatives shall be permitted to disclose any and all Confidential Information to the extent required by the Federal Securities Laws, the staff of the SEC or the rules of the Nasdaq.

(b)            None of the Parties or any of their respective Affiliates shall make any public announcement or issue any public communication regarding this Agreement or the Transactions, or any matter related to the foregoing, without first obtaining the prior consent of:

(i)          (in the case where ListCo, ListCo Major Shareholder or any of their respective Affiliates proposes to make such public announcement or communication) the Company; or

(ii)         (in the case where the Company or any of its Affiliates proposes to make such public announcement or communication) ListCo,

(which consent shall not be unreasonably withheld, conditioned or delayed), except if such announcement or other communication is required by applicable Law, in which case ListCo or the Company, as applicable, shall use their reasonable best efforts to coordinate such announcement or communication with the other Party, prior to announcement or issuance; provided that each Party and its Affiliates may make disclosure regarding the status and terms (including price terms) of this Agreement and the Transactions to their respective Affiliates, Representatives and limited partners or investors in the ordinary course of their respective businesses, in each case, so long as such recipients are obligated to keep such information strictly confidential; and provided that the foregoing shall not prohibit any Party from communicating with third parties to the extent necessary for the purpose of seeking any third party consent or with any Governmental Authorities under Section 8.01.

(c)            Promptly after the execution of this Agreement, ListCo and the Company shall issue a mutually agreed joint press release announcing the execution of this Agreement. Prior to Closing, the Company shall prepare a press release announcing the consummation of the Transactions, the form and substance of which shall be approved in advance by ListCo, which approval shall not be unreasonably withheld, conditioned or delayed (“Closing Press Release”). Upon the Closing, the Company shall issue the Closing Press Release.

Article IX
CONDITIONS TO OBLIGATIONS

Section 9.01      Conditions to Obligations of All Parties. The obligations of the Parties to consummate, or cause to be consummated, the Merger are subject to the satisfaction at the Closing of the following conditions, any one or more of which may be waived (if legally permitted) in writing by all of the Parties:

(a)            No Prohibition. There shall not be in force and effect any (i) Law or (ii) Governmental Order by any Governmental Authority of competent jurisdiction, in either case, enjoining, prohibiting, making illegal, materially restricting or taking any other actions against, or threatened to enjoin, prohibit, make illegal, materially restrict or take any other actions against the consummation of any Transaction.

(b)            ListCo Shareholder Approval. The ListCo Shareholder Approval shall have been obtained and shall remain in full force and effect.

(c)            Company Shareholder Approval. The Company Shareholder Approval shall have been obtained and shall remain in full force and effect.

(d)            Nasdaq Listing Application. (i) ListCo shall have remained continuously listed on the Nasdaq, (ii) the Initial Listing Application shall have been approved by the Nasdaq, and (iii) immediately following the Closing, ListCo will satisfy any applicable initial listing requirements of the Nasdaq.

Section 9.02      Additional Conditions to Obligations of ListCo and Merger Sub. The obligations of ListCo and Merger Sub to consummate, or cause to be consummated, the Merger are subject to the satisfaction as of the Closing of each of the following additional conditions, any one or more of which may be waived (to the extent permitted by applicable Law) in writing by ListCo:

(a)            Representations and Warranties.

(i)          Each of the representations and warranties of the Company contained in Section 4.01 (Corporate Organization of the Company), Section 4.02 (Subsidiaries), Section 4.03 (Due Authorization), Section 4.07 (Capitalization of Subsidiaries), Section 4.18 (Brokers’ Fees) and Section 4.24 (Status of Company Shareholders) (collectively, the “Specified Representations”) that is (x) qualified by “materiality” or “Material Adverse Effect” or any similar limitation, shall be true and correct in all respects, and (y) not qualified by “materiality” or “Material Adverse Effect” or any similar limitation, shall be true and correct in all material respects, in the case of each of the foregoing clauses (x) and (y), as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).

(ii)         Each of the representations and warranties of the Company contained in Article IV (other than the Specified Representations and the representations and warranties contained in Section 4.06), shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, in each case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect.

(iii)        The representations and warranties set forth in Section 4.06 (Capitalization) shall be true and correct in all respects, other than de minimis inaccuracies, as of the Closing Date, as though then made.

(b)            Agreements and Covenants. The covenants and agreements of the Company in this Agreement to be performed as of or prior to the Closing shall have been performed in all material respects.

(c)            Officer’s Certificate. The Company shall have delivered to ListCo a certificate, dated the Closing Date, to the effect that the conditions specified in Section 9.02(a) and Section 9.02(b) have been fulfilled.

(d)            No Material Adverse Effect. Since the date of this Agreement, no Material Adverse Effect shall have occurred which is continuing and uncured.

Section 9.03      Additional Conditions to the Obligations of the Company. The obligation of the Company to consummate or cause to be consummated the Merger are subject to the satisfaction as of the Closing of each of the following additional conditions, any one or more of which may be waived (to the extent permitted by applicable Law) in writing by the Company:

(a)            Representations and Warranties.

(i)          Each of the representations and warranties contained in Article V (other than the representations and warranties contained in Section 5.01 (Corporate Organization), Section 5.02 (Due Authorization), Section 5.06 (Brokers Fees) and Section 5.10 (Capitalization)) shall be true and correct (without giving any effect to any limitation as to “materiality”, Material Adverse Effect, ListCo Impairment Effect or any similar limitation set forth therein) as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a ListCo Impairment Effect.

(ii)         Each of the representations and warranties contained in Section 5.01 (Corporate Organization), Section 5.02 (Due Authorization), Section 5.06 (Brokers Fees), and (b) and (d) of Section 5.10 (Capitalization) that is (x) qualified by “materiality”, “Material Adverse Effect”, “ListCo Impairment Effect” or any similar limitation, shall be true and correct in all respects, and (y) not qualified by “materiality”, “Material Adverse Effect”, “ListCo Impairment Effect” or any similar limitation, shall be true and correct in all material respects, in the case of each of the foregoing clauses (x) and (y), as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).

(iii)        The representations and warranties contained in (a), (c), (e), (f) and (g) of Section 5.10 (Capitalization) shall be true and correct in all respects, other than de minimis inaccuracies, as of the Closing Date, as though then made.

(b)            Agreements and Covenants. The covenants and agreements of the Warrantors in this Agreement to be performed as of or prior to the Closing shall have been performed in all material respects.

(c)            ListCo Board Composition. The composition of the ListCo Board shall fully comply with the Agreed ListCo Board Composition.

(d)            ListCo Post-Closing M&AA. The ListCo Post-Closing M&AA shall have been duly adopted and become effective.

(e)            Officer’s Certificate. ListCo shall have delivered to the Company a certificate signed by an officer of ListCo, dated the Closing Date, certifying that the conditions specified in Section 9.03(a) to Section 9.03(d) have been fulfilled.

(f)            No ListCo Impairment Effect. Since the date of this Agreement, no ListCo Impairment Effect shall have occurred.

Article X
TERMINATION

Section 10.01      Termination. This Agreement may be validly terminated and the Transactions may be abandoned at any time prior to the Closing only as follows (it being understood and agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a)            by mutual written agreement of ListCo and the Company;

(b)            by written notice from the Company or ListCo to the other, if there shall be in effect any (i) Law or (ii) Governmental Order (other than, for the avoidance of doubt, a temporary restraining order), that (x) in the case of each of clauses (i) and (ii), permanently restrains, enjoins, makes illegal or otherwise prohibits the consummation of the Merger, and (y) in the case of clause (ii) such Governmental Order shall have become final and non-appealable;

(c)            by written notice from ListCo to the Company, if the Company has breached or failed to perform any of its representations, warranties, or covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in the failure of a condition set forth in Section 9.01 or Section 9.02 to be satisfied and (ii) is not cured by the Company before the 30th day following receipt of written notice from ListCo of such breach or failure to perform, provided that ListCo shall not have the right to terminate this Agreement pursuant to this Section 10.01(c) if it is then in material breach of any of its representations, warranties, covenants or other agreements contained in this Agreement;

(d)            by written notice from the Company, if ListCo or Merger Sub has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in the failure of a condition set forth in Section 9.01 or Section 9.03 to be satisfied and (ii) is not cured by ListCo or Merger Sub before the 30th day following receipt of written notice from the Company of such breach or failure to perform; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 10.01(d) if it is then in material breach of any of its representations, warranties, covenants or other agreements contained in this Agreement;

(e)            by written notice from ListCo to the Company, if the Company fails to obtain the Company Shareholder Approval on or prior to fiftieth (50th) day following the date hereof;

(f)            by written notice from the Company to ListCo, if ListCo fails to obtain the ListCo Shareholder Approval upon vote taken thereon at a duly convened ListCo Extraordinary General Meeting (or at a meeting of its shareholders following any adjournment or postponement thereof);

(g)            by written notice from ListCo or the Company to the other, if the Closing shall not have been consummated on or prior to the Termination Date; for purposes of this Agreement, “Termination Date” means the date falling ninety (90) days after the date hereof; provided that, if, as of 11:59 p.m. (New York time) on the Termination Date, all conditions set forth in Sections 9.01 to 9.03 (other than those conditions that by their terms or nature are to be satisfied at the Closing) have been satisfied or waived, other than the conditions set forth in Section 9.01(d), then the Termination Date shall be automatically extended without the need for any action by any person, to the date falling one hundred and twenty (120) days after the date hereof; provided, further, that the Termination Date may be extended beyond the date falling one hundred and twenty (120) days after the date hereof if expressly so agreed in writing by ListCo and the Company;

provided, further, that (A) ListCo shall not have the right to terminate this Agreement pursuant to Section 10.01(e) if ListCo or Merger Sub has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in the failure of a condition set forth in Section 9.01 or Section 9.03 to be satisfied, and (B) the Company shall not have the right to terminate this Agreement pursuant to Section 10.01(f) if the Company has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in the failure of a condition set forth in Section 9.01 or Section 9.02 to be satisfied.

Section 10.02      Effect of Termination. Except as otherwise set forth in this Article X or Section 11.14, in the event of the termination of this Agreement pursuant to Section 10.01, this Agreement shall forthwith become void and have no effect, without any liability on the part of any Party or its Affiliates, or its Affiliates’ Representatives, other than liability of any Party for any fraud or any intentional and willful breach of this Agreement by such Party occurring prior to such termination. The provisions of Section 8.07 (Confidentiality; Publicity), this Section 10.02 (Effect of Termination), Section 10.03 (Termination Fee and Expenses) and Article XI and any other Section or Article of this Agreement referenced in the foregoing provisions which are required to survive in order to give appropriate effect to the foregoing provisions, shall in each case survive any termination of this Agreement.

Section 10.03      Termination Fee and Expenses.

(a)            The Company shall pay to ListCo an amount equal to RMB1,000,000 (the “Company Termination Fee”) and reimburse ListCo all Expenses actually incurred by ListCo and its Subsidiaries in connection with the Transactions in an aggregate amount not exceeding US$1,000,000 (or equivalent in other currencies) (the “Reimbursement Cap”) by wire transfer of same day funds as promptly as possible and in any event within 30 days upon demand by ListCo in the event that: (x) this Agreement is terminated by ListCo pursuant to Section 10.01(c) or Section 10.01(e), (y) this Agreement is terminated pursuant to Section 10.01(b) solely due to (A) rejection by China Cybersecurity Review Technology and Certificate Center of the Transactions under the New Measures for Cybersecurity Review issued by the Cyberspace Administration of China and certain other government departments on January 4, 2022, (B) if the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comment) released by China Securities Regulatory Commission (“CSRC”) on December 24, 2021 has been formally enacted and become effective (such formally enacted and effective version, the “Final Administrative Measures”), the Final Administrate Measures is appliable to the Transactions, rejection by China Securities Regulatory Commission of the Transactions pursuant to the Final Administrative Measures, or (C) the written final and non-appealable rejection by the Nasdaq of the Initial Listing Application; it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion or reimburse ListCo more than once in respect of the same Expenses.

(b)            The ListCo shall pay to the Company an amount equal to RMB1,000,000 (the “ListCo Termination Fee”) and reimburse the Company all Expenses actually incurred by the Company and its Subsidiaries in connection with the Transactions in an aggregate amount not exceeding Reimbursement Cap by wire transfer of same day funds as promptly as possible and in any event within 30 days upon demand by the Company in the event that this Agreement is terminated by the Company pursuant to (x) Section 10.01(d) due to a material breach of any covenants or other agreements contained in Sections 7.03, 7.04, or 8.05(b), (y) Section 10.01(f), or (z) Section 10.01(b) solely due to (A) ListCo’s material violation of Federal Securities Laws or Nasdaq rules or (B) material penalties imposed by the Nasdaq on ListCo; it being understood that in no event shall ListCo be required to pay the ListCo Termination Fee on more than one occasion or reimburse ListCo more than once in respect of the same Expenses.

(c)            The Company shall reimburse ListCo 50% of all Expenses actually incurred by ListCo and Merger Sub in connection with the Transactions in an aggregate amount not exceeding 50% of the Reimbursement Cap (i.e. US$500,000 (or equivalent in other currencies)), by wire transfer of same day funds as promptly as possible and in any event within 30 days upon demand by ListCo in the event that this Agreement is terminated for any reason other than (x) arising or resulting from a Force Majeure, or (y) pursuant to Section 10.03(a) or Section 10.03(b); it being understood that in no event shall the Company be required to reimburse ListCo more than once in respect of the same Expenses.

(d)            Each Party acknowledges that (i) the agreements contained in this Section 10.03 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where any amount is payable pursuant to this Section 10.03 are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to this Section 10.03 are not a penalty but rather constitute amounts akin to liquidated damages in a reasonable amount that will compensate ListCo for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without the agreements contained in this Section 10.03, the Parties would not have entered into this Agreement.

(e)            Notwithstanding anything to the contrary in this Agreement, (i) in the event that Section 10.03(a) or Section 10.03(c) is applicable, ListCo’s receipt of amounts pursuant to Section 10.03(a) or Section 10.03(c) shall, subject to Section 11.14, be the sole and exclusive remedy of ListCo, its Affiliates and its and their respective Representatives (collectively, the “ListCo Parties”) against the Company, its Affiliates and its and their respective Representatives (collectively, the “Company Parties”) for any loss suffered as a result of any breach of any representation and warranty, covenant or agreement or the failure of the Transactions to be consummated, and upon payment of such amounts, none of the Company Parties shall have any further liability or obligation relating to the Transaction Agreements or the transactions contemplated thereby and (ii) in the event that Section 10.03(b) is applicable, the Company’s receipt of amounts pursuant to Section 10.03(b) shall, subject to Section 11.14, be the sole and exclusive remedy of the Company Parties against the ListCo Parties for any loss suffered as a result of any breach of any representation and warranty, covenant or agreement or the failure of the Transactions to be consummated, and upon payment of such amounts, none of the ListCo Parties shall have any further liability or obligation relating to or arising out of the Transaction Agreements or the transactions contemplated thereby.

Article XI
MISCELLANEOUS

Section 11.01      Waiver. At any time and from time to time prior to the Effective Time, ListCo may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the Company; (b) waive any inaccuracies in the representations and warranties of the Company contained herein or in any document delivered pursuant hereto; and (c) subject to the requirements of applicable Law, waive compliance by the Company with any of the agreements or conditions contained herein applicable to such Party. At any time and from time to time prior to the Effective Time, the Company may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of any Warrantor; (b) waive any inaccuracies in the representations and warranties of any Warrantor contained herein or in any document delivered pursuant hereto; and (c) subject to the requirements of applicable Law, waive compliance by any Warrantor with any of the agreements or conditions contained herein applicable to such Party. Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such Party. Any delay in exercising any right pursuant to this Agreement will not constitute a waiver of such right.

Section 11.02      Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other internationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

(a)            If to ListCo and Merger Sub, to:

2255 Tongyin Street, Kuiwen District, Weifang, Shandong Province, the PRC中国山东省潍坊市奎文区桐荫街2255号

Attn: Lei Yan

E-mail: shanghaimc2020@163.com

Phone: +86 13122666789

(b)            If to the Company, to:

2C, Block 2, Zhongguancun Software Park, Haidian District, Beijing, the PRC

Attn: Jiayue He

E-mail: hejiayue@baijiayun.com

with a copy (which shall not constitute notice) to:

Linklaters

11th floor Alexandra House, Chater Road,  Hong Kong,  China

Attn: Xiaoxi Lin

E-mail: xiaoxi.lin@linklaters.com

or to such other address or addresses as the Parties may from time to time designate in writing, provided however that any notices sent pursuant to (i) to (iii) shall be accompanied by an electronic mail notice. Without limiting the foregoing, any Party may give any notice, request, instruction, demand, document or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, ordinary mail or electronic mail), but no such notice, request, instruction, demand, document or other communication shall be deemed to have been duly given unless and until it actually is received by the Party for whom it is intended.

Section 11.03      Assignment. No Party shall assign this Agreement or any part hereof without the prior written consent of the other Parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. Any attempted assignment in violation of the terms of this Section 11.03 shall be null and void, ab initio.

Section 11.04      Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any right or remedies under or by reason of this Agreement; provided that notwithstanding the foregoing, (a) in the event the Closing occurs, D&O Indemnified Parties are intended third-party beneficiaries of, and may enforce, Section 8.03, and (b) the Non-Recourse Parties are intended third-party beneficiaries of, and may enforce, Section 11.15 and Section 11.16.

Section 11.05      Expenses. Subject to Section 10.03, each Party hereto shall bear its own expenses incurred in connection with this Agreement and the other Transaction Agreements and the transactions herein and therein contemplated, including all fees of its legal counsel, financial advisers and accountants (such Party’s “Expenses”).

Section 11.06      Governing Law. This Agreement, and all Actions or causes of action based upon, arising out of, or related to this Agreement or the Transactions, shall be governed by, and construed in accordance with, the laws of the State of New York, except that the following matters arising out of or relating to this Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the Cayman Islands in respect of which the Parties hereby irrevocably submit to the non-exclusive jurisdiction of the courts of the Cayman Islands: the Merger, the vesting of the undertaking, property and liabilities of Merger Sub in the Surviving Entity, the cancellation, conversion, issuance and allotment of the Company Shares and ListCo Shares, as the case may be, the rights provided for in the Cayman Companies Act, the fiduciary or other duties of the board of directors of the Company and the directors of Merger Sub and the internal corporate affairs of the Company and Merger Sub.

Section 11.07      Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery by email to counsel for the other Parties of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence.

Section 11.08      Schedules and Exhibits. The Schedules and Exhibits referenced herein are a part of this Agreement as if fully set forth herein. All references herein to Schedules and Exhibits shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a Party in the Schedules with reference to any section or schedule of this Agreement shall be deemed to be a disclosure with respect to all other sections or schedules to which such disclosure may apply solely to the extent the relevance of such disclosure is reasonably apparent on the face of the disclosure in such Schedule. Certain information set forth in the Schedules is included solely for informational purposes. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

Section 11.09      Entire Agreement. This Agreement (together with the Schedules and Exhibits to this Agreement) and the other Transaction Agreements, constitute the entire agreement among the Parties relating to the Transactions and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Subsidiaries relating to the Transactions.

Section 11.10      Amendments. This Agreement may not be amended except by an instrument in writing signed by each of the Parties.

Section 11.11      Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law.

Section 11.12      Arbitration. Any dispute, controversy, difference, or claim arising out of or relating to this Agreement, including its existence, validity, interpretation, performance, breach, or termination, or any dispute regarding non-contractual obligations arising out of or relating to this Agreement, shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (“HKIAC”) under the HKIAC Administered Arbitration Rules in force when the Notice of Arbitration is submitted. The seat of arbitration shall be Hong Kong. There shall be three arbitrators. The arbitration proceedings shall be conducted in English. The law of this arbitration clause shall be Hong Kong law. For the avoidance of doubt, a request by a Party to a court of competent jurisdiction for interim measures necessary to preserve such Party’s rights, including pre-arbitration attachments, injunctions, or other equitable relief, shall not be deemed incompatible with, or a waiver of, the agreement to arbitrate in this Section 11.12.

Section 11.13      Waiver of trial by jury. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO ANY TRANSACTION AGREEMENT OR THE TRANSACTIONS.

Section 11.14      Equitable Remedies. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement or any other Transaction Agreement in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (i) the Parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement or any other Transaction Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 10.01, this being in addition to any other remedy to which they are entitled under this Agreement or any other Transaction Agreement, and (ii) the right of specific enforcement is an integral part of the Transactions and without that right, none of the Parties would have entered into this Agreement. Each Party agrees that it will not allege, and each Party hereby waives the defense, that the other Parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The Parties acknowledge and agree that any Party seeking an injunction to prevent breaches of this and to enforce specifically the terms and provisions of this Agreement or any other Transaction Agreement in accordance with this Section 11.14 shall not be required to provide any bond or other security in connection with any such injunction.

Section 11.15      Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the entities that are expressly named as Parties and then only with respect to the obligations set forth herein with respect to such Party. Except to the extent a Party (and then only to the extent of the obligations undertaken by such Party in this Agreement), (a) no past, present or future director, officer, employee, sponsor, incorporator, member, partner, shareholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any Party and (b) no past, present or future director, officer, employee, sponsor, incorporator, member, partner, shareholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, ListCo and Merger Sub under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the Transactions (each of the Persons identified in clauses (a) or (b), a “Non-Recourse Party”, and collectively, the “Non-Recourse Parties”).

Section 11.16      Non-Survival. Notwithstanding anything herein but without prejudice to the terms otherwise agreed in writing by the applicable parties, (i) none of the representations, warranties, covenants, obligations or other agreements of a Party contained in this Agreement or in any certificate delivered by a Party pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing, (ii) from and after the Closing, no Action shall be brought and no recourse shall be had against or from any Party in respect of such non-surviving representations, warranties, covenants or agreements, other than in the case of fraud; and (iii) all such representations, warranties, covenants, obligations and other agreements shall terminate and expire upon the occurrence of the Effective Time (and there shall be no liability after the Closing in respect thereof). Notwithstanding the foregoing, those covenants and agreements of a Party contained herein that by their terms expressly in whole or in part require performance after the Closing shall survive the Effective Time but only with respect to that portion of such covenant or agreement that is expressly to be performed following the Closing.

Section 11.17      Acknowledgements. Without prejudice to the terms otherwise agreed in writing by the applicable parties, each of the Parties acknowledges and agrees (on its own behalf and on behalf of its respective Affiliates and its and their respective Representatives) that: (a) the representations and warranties in Article IV constitute the sole and exclusive representations and warranties in respect of the Company and its Subsidiaries; (b) the representations and warranties in Article V constitute the sole and exclusive representations and warranties in respect of ListCo and Merger Sub; (c) except for the representations and warranties referred to in the foregoing clauses (a) to (b), none of the Parties or any other Person (including any of the Non-Recourse Parties) makes, or has made, any other express or implied representation or warranty with respect to any Party (or any Party’s Subsidiaries), including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the such Party or its Subsidiaries or the Transactions and all other representations and warranties of any kind or nature expressed or implied (including (i) regarding the completeness or accuracy of, or any omission to state or to disclose, any information, including in the estimates, projections or forecasts or any other information, document or material provided to or made available to any Party or their respective Affiliates or Representatives in certain “data rooms,” management presentations or in any other form in expectation of the Transactions, including meetings, calls or correspondence with management of any Party (or any Party’s Subsidiaries), and (ii) relating to the future or historical business, condition (financial or otherwise), results of operations, prospects, assets or liabilities of any Party (or its Subsidiaries), or the quality, quantity or condition of any Party’s or its Subsidiaries’ assets) are specifically disclaimed by all Parties and their respective Subsidiaries and all other Persons (including the Representatives and Affiliates of any Party or its Subsidiaries); and (d) neither Party nor any of its Affiliates is relying on any representations and warranties in connection with the Transactions except the representations and warranties in Article IV by the Company and the representations and warranties in Article V by the Warrantors. The foregoing does not limit any rights of any Party (or any other Person party to any other Transaction Agreements) pursuant to any other Transaction Agreement against any other Party (or any other Person party to any other Transaction Agreements) pursuant to such Transaction Agreement to which it is a party or an express third party beneficiary thereof. Nothing in this Section 11.17 shall relieve any Party of liability in the case of fraud committed by such Party.

[Signature pages follow.]

IN WITNESS WHEREOF, the Parties have hereunto caused this Agreement and Plan of Merger to be duly executed as of the date hereof.

FUWEI FILMS (HOLDINGS) CO., LTD.

By:	/s/ Lei Yan
Name: Lei Yan
Title: Chairman, Chief Executive Officer

IN WITNESS WHEREOF, the Parties have hereunto caused this Agreement and Plan of Merger to be duly executed as of the date hereof.

BAIJIAYUN LIMITED

By:	/s/ Gangjiang Li
Name: Gangjiang Li
Title: Director

Schedule 1.01(A)

1.	Company Founder

2.	Ma Yi

Schedule 1.01(B)

1.	Lei Yan (闫磊)

2.	Zhimei Liu (刘志美)

EXHIBIT A
Form of Lock-Up Undertaking

EXHIBIT B
Form of Deed of Adherence

THIS DEED is made on [date] by and among [name], a company incorporated with limited liability under the Laws of [the Cayman Islands] (the “New Party”), Fuwei Films (Holdings) Co., Ltd., an exempted company incorporated with limited liability under the Laws of the Cayman Islands (“ListCo”), and Baijiayun Limited, an exempted company incorporated with limited liability under the Laws of the Cayman Islands (the “Company”), and is supplemental to an agreement and plan of merger dated [●] 2022 entered into by and among ListCo and the Company, as from time to time amended, varied, novated, supplemented or adhered to (the “Principal Agreement”) and in favour of ListCo, the Company and any other person or persons who after the date of the Principal Agreement adheres to the Principal Agreement from time to time (collectively, the “Continuing Parties”).

IT IS AGREED as follows:

1	Unless the context requires otherwise, words and expressions defined in the Principal Agreement shall have the same meanings when used in this Deed.

2	The New Party by this Deed undertakes to the Continuing Parties to be bound by the Principal Agreement as “Merger Sub”, to comply with, and to assume, observe and perform all of the obligations that are expressed to be those of a Party or of Merger Sub in, the Principal Agreement and the New Party shall become a Party to the Principal Agreement as if it had been an original Party.

3	This Deed is made for the benefit of the Continuing Parties. Each Continuing Party shall be entitled to enforce the Principal Agreement against the New Party as if the New Party had been an original Party.

4	It is agreed that, save as provided in this Deed, all of the provisions of the Principal Agreement shall remain in full force and effect.

5	The New Party warrants to each of the Continuing Parties that it has full power and authority and has obtained all necessary consents to enter into and perform the obligations expressed to be assumed by the New Party under the Principal Agreement and this Deed, that the obligations expressed to be assumed by the New Party under the Principal Agreement and this Deed are legal, valid and binding and enforceable against the New Party in accordance with their terms and that the execution, delivery and performance by the New Party of this Deed will not (i) result in a breach of, or constitute a default under, any agreement or arrangement to which the New Party is a party or by which the New Party is bound or under the New Party’s constitutive documents; or (ii) result in a breach of any law or order, judgment or decree of any court, governmental agency or regulatory body to which the New Party is a party or by which the New Party is bound.

6	This Deed, and all Actions or causes of action based upon, arising out of, or related to this Deed, shall be governed by, and construed in accordance with, the laws of the State of New York, except that the following matters arising out of or relating to this Deed shall be interpreted, construed and governed by and in accordance with the Laws of the Cayman Islands in respect of which the Parties hereby irrevocably submit to the non-exclusive jurisdiction of the courts of the Cayman Islands: the Merger, the vesting of the undertaking, property and liabilities of the New Party in the Surviving Entity, the cancellation, conversion, issuance and allotment of the Company Shares and ListCo Shares, as the case may be, the rights provided for in the Cayman Companies Act, the fiduciary or other duties of the board of directors of the Company and the directors of the New Party and the internal corporate affairs of the Company and the New Party.

7	Sections 11.12 to 11.13 of the Principal Agreement shall apply mutatis mutandis to this Deed.

THIS DEED has been duly executed and delivered as a deed on the date first stated above.

EXECUTED and DELIVERED as a DEED	)
by [Name of Merger Sub] acting by:	)

in the presence of:

Witness

Signature:

Name:

EXECUTED and DELIVERED as a DEED	)
by FUWEI FILMS (HOLDINGS) CO., LTD.	)
acting by:	)

in the presence of:

Witness

Signature:

Name:

EXECUTED and DELIVERED as a DEED	)
by BAIJIAYUN LIMITED acting by:	)

in the presence of:

Witness

Signature:

Name:

 Annex C

LOCK-UP AGREEMENT

THIS LOCK-UP AGREEMENT (this “Agreement”) is made and entered into as of July 18, 2022, by and among (i) Baijiayun Limited, an exempted company incorporated with limited liability in the Cayman Island (the “Company”), and (ii) the undersigned (“Holder”). Any capitalized term used but not defined in this Agreement will have the meaning ascribed to such term in the Merger Agreement.

WHEREAS, on July 18, 2022, Fuwei Films (Holdings) Co., Ltd., an exempted company incorporated with limited liability in the Cayman Islands (“ListCo”) and the Company entered into that certain Agreement and Plan of Merger (as amended from time to time in accordance with the terms thereof, the “Merger Agreement”);

WHEREAS, as at the date hereof, the Holder is the holder of --1,728,126 ListCo Ordinary Shares; and

WHEREAS, the parties desire to enter into this Agreement, pursuant to which any Equity Securities of ListCo held by the Holder as at the date hereof (all such securities, together with any securities paid as dividends or distributions with respect to such securities or into which such securities are exchanged or converted, the “Restricted Securities”) shall become subject to limitations on disposition as set forth herein.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and intending to be legally bound hereby, the parties hereby agree as follows:

1.	Lock-Up Provisions.

(a)                            Holder hereby agrees not to, during the period commencing from and including the date hereof and to close of business in New York City one hundred and eighty (180) days after the Closing (the “Lock-Up Period”): (i) lend, offer, pledge (except as provided herein below), hypothecate, encumber, donate, assign, sell, offer to sell, contract or agree to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of or agree to transfer or dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), any Restricted Securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Restricted Securities, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i), (ii) or (iii) above is to be settled by delivery of Restricted Securities or other securities, in cash or otherwise (any of the foregoing described in clauses (i), (ii) or (iii), a “Prohibited Transfer”).

(b)                           The foregoing Section 1(a) shall not apply to the transfer of any or all of the Restricted Securities owned by Holder (I) by gift, will or intestate succession, virtue of laws of descent and distribution upon the death of Holder, (II) to any Permitted Transferee (defined below), and (III) pursuant to a qualified domestic relations order, divorce settlement, divorce decree or settlement agreement related to the distribution of assets in connection with the dissolution of marriage or civil union; provided, however, that in any of the foregoing cases it shall be a condition to such transfer that the transferee executes and delivers to the Company an agreement stating that the transferee is receiving and holding the Restricted Securities subject to the provisions of this Agreement applicable to Holder, and there shall be no further transfer of such Restricted Securities except in accordance with this Agreement.

(c)                            As used in this Agreement, the term “Permitted Transferee” shall mean: (A) the members of Holder’s immediate family (for purposes of this Agreement, “immediate family” shall mean with respect to any natural person, any of the following: such person’s spouse, domestic partner, the siblings of such person and his or her spouse, and the direct descendants and ascendants (including adopted and step children and parents) of such person and his or her spouses and siblings), (B) any trust for the direct or indirect benefit of Holder or the immediate family of Holder, (C) if Holder is a trust, to the trustor or beneficiary of such trust or to the estate of a beneficiary of such trust, (D) if Holder is an entity, as a distribution to limited partners, shareholders, members of, or owners of similar equity interests in Holder by virtue of the laws of the jurisdiction of the Holder’s organization and the Holder’s organizational documents upon the liquidation and dissolution of Holder or (E) to any affiliate (as defined in Rule 405 under the Securities Act of 1933, as amended) of Holder. Holder further agrees to execute such agreements as may be reasonably requested by the Company that are consistent with the foregoing or that are necessary to give further effect thereto.

(d)                        If any Prohibited Transfer is made or attempted contrary to the provisions of this Agreement, such purported Prohibited Transfer shall be null and void ab initio, and the Holder shall procure the ListCo to not recognize any such purported transferee of the Restricted Securities as one of its equity holders for any purpose. In order to enforce this Section 1, the Company may and may require ListCo to impose stop-transfer instructions with respect to the Restricted Securities of Holder (and Permitted Transferees and assigns thereof) until the end of the Lock-Up Period.

(e)                        During the Lock-Up Period, the Holder shall procure that each certificate evidencing any Restricted Securities shall be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP AGREEMENT, DATED AS OF JULY 18, 2022, AS AMENDED.”

(f)                For the avoidance of any doubt, Holder shall retain all of its rights as a shareholder of ListCo with respect to the Restricted Securities during the Lock-Up Period, including the right to vote any Restricted Securities, but subject to the obligations under the Merger Agreement.

2.	Miscellaneous.

(a)                              Termination of Merger Agreement. This Agreement shall be binding upon Holder upon Holder’s execution and delivery of this Agreement. Notwithstanding anything to the contrary contained herein, in the event that the Merger Agreement is terminated in accordance with its terms, this Agreement shall automatically terminate and become null and void, and the parties shall not have any rights or obligations hereunder.

(b)                         Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto. This Agreement and all obligations of each party are personal to the respective party, as applicable, and may not be transferred or delegated by any party at any time.

(c)                          Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person or entity that is not a party hereto or thereto.

(d)                         Governing Law; Jurisdiction. This Agreement and any dispute or controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of law principles thereof. Any dispute, controversy, difference, or claim arising out of or relating to this Agreement, including its existence, validity, interpretation, performance, breach, or termination, or any dispute regarding non-contractual obligations arising out of or relating to this Agreement, shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (“HKIAC”) under the HKIAC Administered Arbitration Rules in force when the Notice of Arbitration is submitted. The seat of arbitration shall be Hong Kong. There shall be three arbitrators. The arbitration proceedings shall be conducted in English. The law of this arbitration clause shall be Hong Kong law. For the avoidance of doubt, a request by a party to a court of competent jurisdiction for interim measures necessary to preserve such party’s rights, including pre-arbitration attachments, injunctions, or other equitable relief, shall not be deemed incompatible with, or a waiver of, the agreement to arbitrate in this Section 2(d).

(e)                          WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (i) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (ii) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 2(e).

(f)                           Interpretation. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement. In this Agreement, unless the context otherwise requires: (i) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (iii) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement; and (iv) the term “or” means “and/or”. The parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(g)                         Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by facsimile or other electronic means, with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable party at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Company, to: Baijiayun Limited 2C, Block 2, Zhongguancun Software Park, Haidian District, Beijing, the PRC Attention: Jiayue He Email: hejiayue@baijiayun.com	With a copy to (which will not constitute notice): Linklaters LLP 11th Floor, Alexandra House Chater Road Hong Kong, China Attention: xiaoxi.lin@linklaters.com
If to Holder, to: the address set forth below Holder’s name on the signature page to this Agreement

(h)                         Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of ListCo, the Company and Holder. No failure or delay by a party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

(i)                           Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

(j)                           Specific Performance. Holder acknowledges that its obligations under this Agreement are unique, recognizes and affirms that in the event of a breach of this Agreement by Holder, money damages will be inadequate and ListCo will have no adequate remedy at law, and agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by Holder in accordance with their specific terms or were otherwise breached. Accordingly, each of ListCo and the Company shall be entitled to an injunction or restraining order to prevent breaches of this Agreement by Holder and to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such party may be entitled under this Agreement, at law or in equity.

(k)                         Entire Agreement. This Agreement constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled; provided, that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the parties under the Merger Agreement or any other Transaction Agreements. Notwithstanding the foregoing, nothing in this Agreement shall limit any of the rights or remedies of ListCo and the Company or any of the obligations of Holder under any other agreement between Holder and ListCo or the Company or any certificate or instrument executed by Holder in favor of ListCo or the Company, and nothing in any other agreement, certificate or instrument shall limit any of the rights or remedies of ListCo and the Company or any of the obligations of Holder under this Agreement.

(l)                            Further Assurances. From time to time, at another party’s request and without further consideration (but at the requesting party’s reasonable cost and expense), each party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

(m)                       Counterparts; Facsimile. This Agreement may also be executed and delivered by facsimile signature or by email in portable document format in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

{Remainder of Page Intentionally Left Blank; Signature Pages Follow}

IN WITNESS WHEREOF, the parties have executed this Lock-Up Agreement as of the date first written above.

Company:

Baijiayun Limited

/s/ Gangjiang Li
Name: Gangjiang Li
Title: Director

{Additional Signature on the Following Page}

IN WITNESS WHEREOF, the parties have executed this Lock-Up Agreement as of the date first written above.

Holder:

Apex Glory Holdings Limited

/s/ Miaomiao Yan
Name: Miaomiao Yan
Title: Authorized Signatory
Address for Notice:

Address:

2255 Tongyin Street, Kuiwen District,

Weifang, Shandong Province, the PRC

中国山东省潍坊市奎文区桐荫街2255号

Email:
shanghaimc2020@163.com

 Annex D

Plan of Merger

This plan of merger (the "Plan of Merger") is made on [●] 2022.

BETWEEN

(1)	BaiJiaYun Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands with its registered office situated at Suite #4-210, Governors Square 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands (the "Company" and, upon and with effect from the Effective Time (as defined below), the "Surviving Company"); and

(2)	[Fuwei Merger Sub Inc.], an exempted company incorporated with limited liability under the laws of the Cayman Islands with its registered office situated at Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands (the "Merging Company", and together with the Company, the "Constituent Companies" and each a "Constituent Company").

WHEREAS

(A)	The Merging Company and the Company have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an Agreement and Plan of Merger (the "Agreement") made and entered into as of 18 July 2022 by and among Fuwei Films (Holdings) Co., Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands (“ListCo”), and the Company, a copy of which is annexed at Annexure I to this Plan of Merger.

(B)	Each Constituent Company is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Companies Act (As Revised) (the "Statute").

(C)	Pursuant to the Merger, the Merging Company will merge with and into the Company and cease to exist and the Surviving Company will continue as the surviving company (as defined in the Companies Act) in the Merger.

(D)	This Plan of Merger is made in accordance with section 233 of the Statute.

(E)	Terms not otherwise defined in this Plan of Merger shall have the meanings given to them under the Agreement.

Now therefore this Plan of Merger provides as follows:

1	The constituent companies (as defined in the Statute) to this Merger are the Company and the Merging Company.

2	The surviving company (as defined in the Statute) is the Surviving Company, and the name of the Surviving Company shall continue to be BaiJiaYun Limited.

3	The registered office of the Company is at Suite #4-210, Governors Square 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands.

4	The registered office of the Merging Company is at Suite #4-210, Governors Square 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands.

5	The registered office of the Surviving Company shall be at [Suite #4-210, Governors Square 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands].

6	Immediately prior to the Effective Time (as defined below), the authorised share capital of the Company will be US$50,000 divided into (i) [458,694,920] ordinary shares of a par value of US$0.0001 each (the "Company Ordinary Shares") (of which, [●] shall be issued and outstanding), (ii) [9,996,063 Series A Preferred Shares of a par value of US$0.0001 each (the "Company Series A Preferred Shares") (of which, [●] shall be issued and outstanding), (iii) [12,417,093 Series A+ Preferred Shares of a par value of US$0.0001 each (the "Company Series A+ Preferred Shares") (of which, [●] shall be issued and outstanding), (iv) [11,047,269] Series B Preferred Shares of a par value of US$0.0001 each (the "Company Series B Preferred Shares") (of which, [●] shall be issued and outstanding), (v) [5,424,746] Series B+ Preferred Shares of a par value of US$0.0001 each (the "Company Series B+ Preferred Shares") (of which, [●] shall be issued and outstanding), and (vi) [2,419,909] Series C Preferred Shares of a par value of US$0.0001 each (the "Company Series C Preferred Shares", and together with Company Series A Preferred Shares, Company Series A+ Preferred Shares, Company Series B Preferred Shares, and Company Series B+ Preferred Shares, the "Company Preferred Shares") (of which, [●] shall be issued and outstanding).

7	Immediately prior to the Effective Time (as defined below), the authorised share capital of the Merging Company will be US$[●] divided into [●] ordinary shares of a par value of US$[●] each (of which [●] shall be issued and outstanding, all of which are held by ListCo).

8	At the Effective Time (as defined below), the authorised share capital of the Surviving Company will be US$[●] divided into [●] ordinary shares of a par value of US$[●] each.

9	The date on which it is intended that the Merger is to take effect is the date that this Plan of Merger is registered by the Registrar in accordance with section 233(13) of the Statute (the "Effective Time").

10	The terms and conditions of the Merger are such that, at the Effective Time:

10.1	Each Company Ordinary Share that is issued and outstanding immediately prior to the Effective Time (other than any Excluded Shares and Company Ordinary Shares held by the Company Major Shareholders) shall be cancelled in exchange for the right to receive such number of validly issued, fully paid and non-assessable ListCo Class A Ordinary Shares as is equal to one (1) multiplied by the Conversion Ratio, and from and after the Effective Time, all such Company Ordinary Shares shall no longer be issued and outstanding and shall be cancelled and cease to exist, and each holder of Company Ordinary Shares (other than any Excluded Shares and Company Ordinary Shares held by the Company Major Shareholders) that were issued and outstanding immediately prior to the Effective Time shall thereafter cease to have any rights with respect to such Company Ordinary Shares, except as expressly provided in the Agreement;

10.2	The Company Ordinary Shares and the Company Preferred Shares that are issued and outstanding immediately prior to the Effective Time (other than any Excluded Shares) and held by the Company Major Shareholders shall be cancelled in exchange for the right to receive such number of validly issued, fully paid and non-assessable ListCo Class B Ordinary Shares as is equal to the number of Company Ordinary Shares and Company Preferred Shares that is issued and outstanding immediately prior to the Effective Time (other than any Excluded Shares) and held by such Company Major Shareholder multiplied by the Conversion Ratio, and from and after the Effective Time, all such Company Ordinary Shares and Company Preferred Shares shall no longer be issued and outstanding and shall be cancelled and cease to exist, and each Company Major Shareholder shall thereafter cease to have any rights with respect to such Company Ordinary Shares and Company Preferred Shares, except as expressly provided in the Agreement;

10.3	Each Company Series A Preferred Share that is issued and outstanding immediately prior to the Effective Time (other than any Series A Preferred Shares held by the Company Major Shareholders) shall be cancelled in exchange for the right to receive such number of validly issued, fully paid and non-assessable ListCo Class A Ordinary Shares as is equal to one (1) multiplied by the Conversion Ratio, and from and after the Effective Time, all such Company Series A Preferred Shares shall no longer be issued and outstanding and shall be cancelled and cease to exist, and each holder of Company Series A Preferred Shares that were issued and outstanding immediately prior to the Effective Time shall thereafter cease to have any rights with respect to such Company Series A Preferred Shares, except as expressly provided in the Agreement;

10.4	Each Company Series A+ Preferred Share that is issued and outstanding immediately prior to the Effective Time (other than any Series A+ Preferred Shares held by the Company Major Shareholders) shall be cancelled in exchange for the right to receive such number of validly issued, fully paid and non-assessable ListCo Class A Ordinary Shares as is equal to one (1) multiplied by the Conversion Ratio, and from and after the Effective Time, all such Company Series A+ Preferred Shares shall no longer be issued and outstanding and shall be cancelled and cease to exist, and each holder of Company Series A+ Preferred Shares that were issued and outstanding immediately prior to the Effective Time shall thereafter cease to have any rights with respect to such Company Series A+ Preferred Shares, except as expressly provided in the Agreement;

10.5	Each Company Series B Preferred Share that is issued and outstanding immediately prior to the Effective Time (other than any Series B Preferred Shares held by the Company Major Shareholders) shall be cancelled in exchange for the right to receive such number of validly issued, fully paid and non-assessable ListCo Class A Ordinary Shares as is equal to one (1) multiplied by the Conversion Ratio, and from and after the Effective Time, all such Company Series B Preferred Shares shall no longer be issued and outstanding and shall be cancelled and cease to exist, and each holder of Company Series B Preferred Shares that were issued and outstanding immediately prior to the Effective Time shall thereafter cease to have any rights with respect to such Company Series B Preferred Shares, except as expressly provided in the Agreement;

10.6	Each Company Series B+ Preferred Share that is issued and outstanding immediately prior to the Effective Time (other than any Series B+ Preferred Shares held by the Company Major Shareholders) shall be cancelled in exchange for the right to receive such number of validly issued, fully paid and non-assessable ListCo Class A Ordinary Shares as is equal to one (1) multiplied by the Conversion Ratio, and from and after the Effective Time, all such Company Series B+ Preferred Shares shall no longer be issued and outstanding and shall be cancelled and cease to exist, and each holder of Company Series B+ Preferred Shares that were issued and outstanding immediately prior to the Effective Time shall thereafter cease to have any rights with respect to such Company Series B+ Preferred Shares, except as expressly provided in the Agreement;

10.7	Each Company Series C Preferred Share that is issued and outstanding immediately prior to the Effective Time (other than any Series C Preferred Shares held by the Company Major Shareholders) shall be cancelled in exchange for the right to receive such number of validly issued, fully paid and non-assessable ListCo Class A Ordinary Shares as is equal to one (1) multiplied by the Conversion Ratio, and from and after the Effective Time, all such Company Series C Preferred Shares shall no longer be issued and outstanding and shall be cancelled and cease to exist, and each holder of Company Series C Preferred Shares that were issued and outstanding immediately prior to the Effective Time shall thereafter cease to have any rights with respect to such Company Series C Preferred Shares, except as expressly provided in the Agreement;

10.8	Each Company Share held in the Company’s treasury or owned by ListCo or the Merging Company or any other wholly-owned subsidiary of ListCo or the Merging Company immediately prior to the Effective Time (each an “Excluded Share”), shall be automatically cancelled and extinguished without any conversion thereof or payment therefor; and

10.9	Each ordinary share of the Merging Company that is issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable ordinary share of the Surviving Company, in each case, upon and subject to the terms and conditions set out in the Agreement.

11	The rights and restrictions attaching to the shares in the Surviving Company are set out in the Amended and Restated Memorandum and Articles of Association of the Surviving Company in the form annexed at Annexure 2 hereto.

12	At the Effective Time, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

13	The Memorandum and Articles of Association of the Surviving Company shall be amended and restated by the deletion in their entirety and the substitution in their place of the Amended and Restated Memorandum and Articles of Association in the form annexed at Annexure 2 hereto on the Effective Time.

14	There are no amounts or benefits which are or shall be paid or payable to any director of either Constituent Company or the Surviving Company consequent upon the Merger.

15	The Merging Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

16	The Surviving Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

17	The name and address of the sole director of the Surviving Company shall be Mr. Gangjiang Li of [Insert personal address of Director].

18	This Plan of Merger has been approved by the board of directors of each of the Company and the Merging Company pursuant to section 233(3) of the Statute.

19	This Plan of Merger has been authorised by the shareholders of each of the Surviving Company and the Merging Company pursuant to section 233(6) of the Statute.

20	At any time prior to the Effective Time, this Plan of Merger may be:

20.1	terminated by the board of directors of either the Company or the Merging Company;

20.2	amended by the board of directors of both the Company and the Merging Company to:

(a)	change the Effective Time provided that such changed date shall not be a date later than the ninetieth day after the date of registration of this Plan of Merger with the Registrar of Companies; and

(b)	effect any other changes to this Plan of Merger which the directors of both the Company and the Merging Company deem advisable, provided that such changes do not materially adversely affect any rights of the shareholders of the Company or the Merging Company, as determined by the directors of both the Company and the Merging Company, respectively.

21	This Plan of Merger may be executed in counterparts.

22	This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

In witness whereof the parties hereto have caused this Plan of Merger to be executed on the day and year first above written.

SIGNED by	)
Duly authorised for	)
and on behalf of	)	Director
BaiJiaYun Limited	)

SIGNED by	)
Duly authorised for	)
and on behalf of	)	Director
[Fuwei Merger Sub Inc.]	)

Annexure 1

Agreement and Plan of Merger

Annexure 2

Amended and Restated Memorandum and Articles of Association of the Surviving Company

ANNEX E

FORM OF PROXY

Fuwei Films (Holdings) Co., Ltd.
(the "Company")
FORM OF PROXY

I/We (Note 1)

of( Note 1)

being the registered shareholder(s) of the Company with ____________(Note 2) shares hereby appoint the duly appointed chairman (the "Chairman") or failing him/her

(Note 3)	of

as my/our proxy to vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company (the "EGM") to be held at 10:00 a.m., China Standard Time on September 19, 2022 at No. 387 Dongming Road, Weifang, Shandong 261061, People’s Republic of China and at any adjournment thereof.

My/ our proxy is instructed to vote on the resolutions in respect of the matters specified in the notice of the EGM as indicated below (or, if no such indication is given as my/our proxy thinks fit) and on any other resolutions which may come properly before the EGM as my/our proxy thinks fit:

Resolutions	For	Against	Abstain

1. AS A SPECIAL RESOLUTION:

THAT the agreement and plan of merger, dated as of July 18, 2022 (the “Merger Agreement”), by and among the Company and BaiJiaYun Limited (“BJY”), the plan of merger (the “plan of merger”) required to be registered with the Registrar of Companies in the Cayman Islands (such plan of merger being substantially in the form attached as Annex D to the accompanying proxy statement and to be produced and made available for inspection at the extraordinary general meeting) in order to give effect to the merger (the “Merger”) of a wholly-owned subsidiary of the Company (“Merger Sub”) with and into BJY, with BJY being the surviving entity (the “Surviving Entity”), and any and all transactions contemplated by the Merger Agreement and the plan of merger, including (a) the Merger, (b) upon the Merger becoming effective, the adoption of the memorandum and articles of association of the Surviving Entity, in the form of the memorandum and articles of the Merger Sub as attached as Schedule 2 to the plan of merger, in substitution for and to the exclusion of the existing memorandum and articles of association of BJY, and (c) the allotment and issue of Class A ordinary shares of ListCo, par value of US$0.519008 per share (each a “ListCo Class A Ordinary Share”) and Class B ordinary shares of ListCo, par value of US$0.519008 per share (each a “ListCo Class B Ordinary Share”), as consideration and in exchange for the shares in BJY issued and outstanding immediately prior to the effective time (the “Effective Time”) of the Merger in accordance with the terms of the Merger Agreement, (d) the issue of warrants to acquire ListCo Class A Ordinary Shares (each a “ListCo Class A Warrant”, and collectively the “ListCo Class A Warrants”) and warrants to acquire ListCo Class B Ordinary Shares (each a “ListCo Class B Warrant”, and collectively the “ListCo Class B Warrants”, and the ListCo Class A Warrants and the ListCo Class B Warrants collectively, the “ListCo Warrants”) as consideration and in exchange for the warrants to subscribe for ordinary shares or preferred shares of BJY issued and outstanding immediately prior to the Effective Time in accordance with the terms of the Merger Agreement, and (e) upon the exercise of any ListCo Warrant, the allotment and issue of the applicable ListCo Class A Ordinary Shares or ListCo Class B Ordinary Shares (as the case may be) pursuant to the terms of such ListCo Warrant be authorized and approved;

2. AS A SPECIAL RESOLUTION:

THAT conditional upon closing of the Merger, the name of the Company be changed from “Fuwei Films (Holdings) Co., Ltd.” to “Baijiayun Group Ltd 百家云集团有限公司” which will take effect from the date of entry of the new name in place of the existing name of the Company on the register of companies maintained by the Registrar of Companies in the Cayman Islands (the “Change of Name”).

3. AS A SPECIAL RESOLUTION:

THAT, immediately prior to the effective time (the “Effective Time”) of the Merger, the authorized share capital of the Company be varied as follows (the “Variation of Share Capital”):

(i)       by increasing the authorized share capital of the Company from US$70,066,080 divided into 135,000,000 ordinary shares of a par value of US$0.519008 each to US$2,231,734,400 divided into 4,300,000,000 ordinary shares of a par value of US$0.519008 each by the creation of an additional 4,165,000,000 ordinary shares with a par value of US$0.519008 each;

(ii)       by re-designating and re-classifying all the 3,265,837 authorized and issued and outstanding Shares as 3,265,837 Class A ordinary shares of a par value of US$0.519008 each (“Class A Ordinary Shares”) on a 1:1 basis;

(iii)       by re-designating and re-classifying 1,996,734,163 of the authorized but unissued Shares into 1,996,734,163 Class A Ordinary Shares on a 1:1 basis; and

(iv)       by re-designating and re-classifying 2,300,000,000 of the authorized but unissued Shares into 2,300,000,000 Class B ordinary shares of a par value of US$0.519008 each on a 1:1 basis;

such that following such Variation of Share Capital, the authorized share capital of the Company will be US$2,231,734,400 divided into 4,300,000,000 ordinary shares of a par value of US$0.519008 each comprising (a) 2,000,000,000 class A ordinary shares of a par value of US$0.519008 each and (b) 2,300,000,000 class B ordinary shares of a par value of US$0.519008 each, with the power for the Company, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said share capital subject to the provisions of the Companies Act (As Revised) and the Articles of Association of the Company and for the Board to have power in accordance with Articles 8 and 18 of the Articles of Association to reclassify any unissued shares and to issue any part of its capital, whether original, redeemed or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.

4. AS A SPECIAL RESOLUTION:

THAT, the third amended and restated memorandum of association and the second amended and restated articles of association of the Company in the form attached as Annex F to the accompanying proxy statement with effective immediately prior to the Effective Time (the “Adoption of M&A”) be approved and adopted in substitution for and to the exclusion of the existing memorandum and article of association of the Company;

THAT each of the directors and officers of the Company be authorized to do all things necessary to give effect to the Merger Agreement, the plan of merger, and the transactions contemplated by the Merger Agreement and the plan of merger, including the Merger and, effective immediately prior to the Effective Time, the Change of Name, the Variation of Share Capital and the Adoption of M&A.

5. AS A SPECIAL RESOLUTION:

THAT each of the directors and officers of the Company be authorized to do all things necessary to give effect to the Merger Agreement, the plan of merger, and the transactions contemplated by the Merger Agreement and the plan of merger, including the Merger and, effective immediately prior to the Effective Time, the Change of Name, the Variation of Share Capital and the Adoption of M&A.

6. IF NECESSARY, AS AN ORDINARY RESOLUTION THAT the chairman of the extraordinary general meeting be and is hereby instructed to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies if there are insufficient votes to approve the Merger Proposal at the time of the extraordinary general meeting.

Please indicate your voting preference by ticking, or inserting the number and class of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the EGM.

You may instruct your proxy to vote some or all of the shares in respect of which the proxy is appointed either for or against any resolution and/or abstain from voting as such proxy need not cast the votes in respect of your shares in the same way on any resolution. In this case, please specify in the voting boxes above the number and class of shares in respect of which your proxy is to vote for or against or to abstain in respect of each resolution.

If you have appointed more than one proxy, please specify in the voting boxes above the number and class of shares in respect of which each proxy is entitled to exercise the related votes. If you do not complete this information, the first person listed above shall be entitled to exercise all the votes in relation to the relevant resolution.

Signed:

Name:

Date:

NOTES

1.	Shareholder(s)’ full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2.	Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).

3.	Proxy’s full name(s) and address(es) to be inserted in BLOCK CAPITALS. A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairman will be appointed as your proxy.

4.	Whether or not you propose to attend the relevant meeting(s) in person, you are strongly advised to complete and return this form of proxy in accordance with these instructions. To be valid, this form must be completed and deposited (together with any power of attorney or other authority under which it is signed or a copy of that power or authority) at the offices of Fuwei Films (Holdings) Co., Ltd. at No. 387 Dongming Road, Weifang, Shandong 261061, People’s Republic of China marked for the attention of Investor Relations Department, as soon as possible and in any event before the time for holding the relevant meeting or any adjourned meeting. Returning this completed form of proxy will not preclude you from attending the relevant meeting(s) and voting in person if you so wish.

5.	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company's register of members in respect of the relevant shares.

6.	If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

7.	This form of proxy is for use by registered shareholders only. This form of proxy shall be signed by the appointor or by the appointor’s attorney duly authorised in writing. If the appointor is a corporate entity, this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorised for that purpose.

8.	Any alterations made to this form must be initialled by you.

Annex F

THE COMPANIES ACT (AS REVISED)

EXEMPTED COMPANY LIMITED BY SHARES

THE THIRD AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

OF

Baijiayun Group Ltd

百家云集团有限公司

(Adopted by way of a special resolution passed on [●], 2022 and effective on [●], 2022)

1.	The name of the Company is Baijiayun Group Ltd and its dual foreign name is 百家云集团有限公司.

2.	The Registered Office of the Company shall be at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

3.	Subject to the following provisions of this Memorandum, the objects for which the Company is established are unrestricted.

4.	Subject to the following provisions of this Memorandum, the Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by Section 27(2) of the Companies Act (As Revised).

5.	Nothing in this Memorandum shall permit the Company to carry on a business for which a licence is required under the laws of the Cayman Islands unless duly licensed.

6.	The Company shall not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this clause shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

7.	The liability of each member is limited to the amount from time to time unpaid on such member’s shares.

8.	The authorized share capital of the Company is US$2,231,734,400 divided into 4,300,000,000 ordinary shares of a par value of US$0.519008 each comprising (a) 2,000,000,000 class A ordinary shares of a par value of US$0.519008 each and (b) 2,300,000,000 class B ordinary shares of a par value of US$0.519008 each, with the power for the Company, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said share capital subject to the provisions of the Companies Act (As Revised) and the Articles of Association of the Company and for the Board to have power in accordance with Articles 8 and 18 of the Articles of Association to reclassify any unissued shares and to issue any part of its capital, whether original, redeemed or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.

9.	The Company may exercise the power contained in the Companies Act (as amended) to deregister in the Cayman Islands and be registered by way of continuation in another jurisdiction.

The Companies Act (As Amended)

Exempted Company Limited by Shares

THE SECOND AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

Baijiayun Group Ltd

百家云集团有限公司

(Adopted by way of a special resolution passed on [●], 2022 and effective on [●], 2022)

INDEX

SUBJECT	Article No.

Table A	1
Interpretation	2
Share Capital	3
Alteration Of Capital	4-7
Share Rights	8-9
Class A Ordinary Shares and Class B Ordinary Shares	10-14
Variation Of Rights	15-17
Shares	18-21
Share Certificates	22-28
Lien	29-31
Calls On Shares	32-40
Forfeiture Of Shares	41-49
Register Of Members	50-51
Record Dates	52
Transfer Of Shares	53-58
Transmission Of Shares	59-61
Untraceable Members	62
General Meetings	63-65
Notice Of General Meetings	66-67
Proceedings At General Meetings	68-72
Voting	73-84
Proxies	85-90
Corporations Acting By Representatives	91
No Action By Written Resolutions Of Members	92
Board Of Directors	93
Disqualification Of Directors	94
Executive Directors	95-96
Directors’ Fees And Expenses	97-98
Directors’ Interests	99-102
General Powers Of The Directors	103-108
Borrowing Powers	109-112
Proceedings Of The Directors	113-122
Audit Committee	123-125
Officers	126-129
Register of Directors and Officers	130
Minutes	131
Seal	132
Authentication Of Documents	133
Destruction Of Documents	134
Dividends And Other Payments	135-144
Reserves	145
Capitalisation	146-147
Subscription Rights Reserve	148
Accounting Records	149-153
Audit	154-159
Notices	160-162
Signatures	163
Winding Up	164-165
Indemnity	166
Amendment To Memorandum and Articles of Association
And Name of Company	167
Information	168
Financial Year	169

INTERPRETATION

TABLE A

1	The regulations in Table A in the Schedule to the Companies Act (2022 Revision) do not apply to the Company.

INTERPRETATION

2	(1) In these Articles, unless the context otherwise requires, the words standing in the first column of the following table shall bear the meaning set opposite them respectively in the second column.

WORD	MEANING

“Affiliate”	means, with respect to a Person, any other Person that, directly or indirectly, Controls, is Controlled by or is under common Control with such Person. In the case of a natural Person, the term “Affiliate” also includes, without limitation, such Person’s spouse, parents, children, siblings, whether by blood, marriage or adoption or anyone residing in such person’s home, and the Affiliates of one or more of the foregoing individuals and/or such Person. The term “Control” shall mean the ownership, directly or indirectly, of securities or interests possessing more than fifty per cent (50%) of the voting power of the corporation, partnership or other entity, or having the power to direct or cause the direction of the management or elect or cause the election of a majority of members to the board of directors or equivalent decision-making body of such corporation, partnership or other entity, whether through the ability to exercise voting power, by contract or otherwise.

“Audit Committee”	the audit committee of the Company formed by the Board pursuant to Article 123 hereof, or any successor audit committee.

“Auditor”	the independent auditor of the Company which shall be an internationally recognized firm of independent accountants.

“Articles”	these Articles in their present form or as supplemented or amended or substituted from time to time.

“Board” or “Directors” or “Board of Directors”	the board of directors of the Company or the directors present at a meeting of directors of the Company at which a quorum is present.

“capital”	the share capital from time to time of the Company.

“class” or “classes”	any class or classes of shares as may from time to time be issued by the Company.

“Class A Ordinary Share”	class A ordinary share of a par value of US$0.519008 each of the Company having the rights provided for in these Articles.

“Class B Ordinary Share”	class B ordinary share of a par value of US$0.519008 each of the Company having the rights provided for in these Articles.

“clear days”	in relation to the period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect.

“clearing house”	a clearing house recognised by the laws of the jurisdiction in which the shares of the Company (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.

“Closing”	has the meaning ascribed to it under the Merger Agreement between the Company and Baijiayun Limited dated [●].

“Company”	Baijiayun Group Ltd 百家云集团有限公司, formerly known as Fuwei Films (Holdings) Co., Ltd. 富維薄膜(控股)有限公司

“competent regulatory authority”	a competent regulatory authority in the territory where the shares of the Company (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such territory.

“debenture” and “debenture holder”	include debenture stock and debenture stockholder respectively.

“Designated Stock Exchange”	the Global Market, the Global Select Market or the Capital Market of The Nasdaq Stock Market, Inc., the American Stock Exchange, the New York Stock Exchange or the Over-the-Counter Bulletin Board, provided, however, that until the Shares are listed on any such “Exchange” the rules of any such Designated Stock Exchange shall be inapplicable to these Articles of Association of the Company.

“dollars” and “$”	dollars, the legal currency of the United States of America.

“electronic communication”	a communication sent, transmitted, conveyed and received by wire, by radio, by optical means or by other electron magnetic means in any form through any medium.

“electronic meeting”	a general meeting held and conducted wholly and exclusively by virtual attendance and participation by Members and/or proxies by means of electronic facilities.

“hybrid meeting”	a general meeting convened for the (i) physical attendance by Members and/or proxies at the Principal Meeting Place and where applicable, one or more Meeting Locations and (ii) virtual attendance and participation by Members and/or proxies by means of electronic facilities.

“Meeting Location”	has the meaning given to it in Article 71A.

“Exchange Act”	the Securities Exchange Act of 1934, as amended.

“head office”	such office of the Company as the Directors may from time to time determine to be the principal office of the Company.

“Act”	The Companies Act (2022 Revision) of the Cayman Islands and any statutory amendment or re-enactment thereof.

“Member”	a duly registered holder from time to time of the shares in the capital of the Company.

“Memorandum of Association” or “Memorandum”	the memorandum of association of the Company.

“month”	a calendar month.

“Notice”	written notice unless otherwise specifically stated and as further defined in these Articles.

“Office”	the registered office of the Company for the time being.

“ordinary resolution”	a resolution shall be an ordinary resolution when it has been passed by a simple majority of votes cast by such Members as, being entitled so to do, vote in person or, in the case of any Member being a corporation, by its duly authorised representative or, where proxies are allowed, by proxy at a general meeting of which not less than ten (10) clear days’ Notice has been duly given;

“paid up”	paid up or credited as paid up.

“physical meeting”	a general meeting held and conducted by physical attendance and participation by Members and/or proxies at the Principal Meeting Place and/or where applicable, one or more Meeting Locations.

“Principal Meeting Place”	shall have the meaning given to it in Article 66(2).

“Register”	the principal register and where applicable, any branch register of Members of the Company to be maintained at such place within or outside the Cayman Islands as the Board shall determine from time to time.

“Registration Office”	in respect of any class of share capital such place as the Board may from time to time determine to keep a branch register of Members in respect of that class of share capital and where (except in cases where the Board otherwise directs) the transfers or other documents of title for such class of share capital are to be lodged for registration and are to be registered.

“SEC”	the United States Securities and Exchange Commission.

“Seal”	common seal or any one or more duplicate seals of the Company (including a securities seal) for use in the Cayman Islands or in any place outside the Cayman Islands.

“Secretary”	any person, firm or corporation appointed by the Board to perform any of the duties of secretary of the Company and includes any assistant, deputy, temporary or acting secretary.

“special resolution”	a resolution shall be a special resolution when it has been passed by a majority of not less than two-thirds of votes cast by such Members as, being entitled so to do, vote in person or, in the case of such Members as are corporations, by their respective duly authorised representative or, where proxies are allowed, by proxy at a general meeting of which not less than ten (10) clear days’ Notice, specifying (without prejudice to the power contained in these Articles to amend the same) the intention to propose the resolution as a special resolution, has been duly given. Provided that, except in the case of an annual general meeting, if it is so agreed by a majority in number of the Members having the right to attend and vote at any such meeting, being a majority together holding not less than ninety-five (95) per cent. in nominal value of the shares giving that right and in the case of an annual general meeting, if it is so agreed by all Members entitled to attend and vote thereat, a resolution may be proposed and passed as a special resolution at a meeting of which less than ten (10) clear days’ Notice has been given;

a special resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required under any provision of these Articles or the Statutes.

“Statutes”	the Act and every other law of the legislature of the Cayman Islands for the time being in force applying to or affecting the Company, its Memorandum of Association and/or the Articles.

“year”	a calendar year.

(2)	In these Articles, unless there be something within the subject or context inconsistent with such construction:

(a)	words importing the singular include the plural and vice versa;

(b)	words importing a gender include both genders and the neuter;

(c)	words importing persons include companies, associations and bodies of persons whether corporate or not;

(d)	the words:

(i)	“may” shall be construed as permissive;
(ii)	“shall” or “will” shall be construed as imperative;

(e)	expressions referring to writing shall, unless the contrary intention appears, be construed as including printing, lithography, photography and other modes of representing words or figures in a visible form, and including where the representation takes the form of electronic display, provided that both the mode of service of the relevant document or notice and the Member’s election comply with all applicable Statutes, rules and regulations;

(f)	references to any law, ordinance, statute or statutory provision shall be interpreted as relating to any statutory modification or re-enactment thereof for the time being in force;

(g)	save as aforesaid words and expressions defined in the Statutes shall bear the same meanings in these Articles if not inconsistent with the subject in the context;

(h)	references to a document (including, but without limitation, a resolution in writing) being signed or executed include references to it being signed or executed under hand or under seal or by electronic communication or by electronic signature or by any other method and references to a notice or document include a notice or document recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form whether having physical substance or not;

(i)	a reference to a meeting: (a) shall mean a meeting convened and held in any manner permitted by these Articles and any Member or Director attending and participating at a meeting by means of electronic facilities shall be deemed to be present at that meeting for all purposes of the Statutes and these Articles, and attend, participate, attending, participating, attendance and participation shall be construed accordingly, and (b) shall, where the context is appropriate, include a meeting that has been postponed by the Board pursuant to Article 71E;

(j)

references to a person’s participation in the business of a general meeting include without limitation and as relevant the right (including, in the case of a corporation, through a duly authorised representative) to speak or communicate, vote, be represented by a proxy and have access in hard copy or electronic form to all documents which are required by the Statutes or these Articles to be made available at the meeting, and participate and participating in the business of a general meeting shall be construed accordingly;

(k)	references to electronic facilities include, without limitation, website addresses, webinars, webcast, video or any form of conference call systems (telephone, video, web or otherwise); and
(l)	where a Member is a corporation, any reference in these Articles to a Member shall, where the context requires, refer to a duly authorised representative of such Member.

SHARE CAPITAL

3	(1) The share capital of the Company at the date on which these Articles come into effect shall be US$2,231,734,400 divided into 4,300,000,000 ordinary shares of a par value of US$0.519008 each comprising (a) 2,000,000,000 Class A Ordinary Shares of a par value of US$0.519008 each and (b) 2,300,000,000 Class B Ordinary Shares of a par value of US$0.519008 each.

(2)            Subject to the Act, the Memorandum of Association and the Articles and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, any power of the Company to purchase or otherwise acquire its own shares shall be exercisable by the Board in such manner, upon such terms and subject to such conditions as it thinks fit.

(3)            No share shall be issued to bearer.

ALTERATION OF CAPITAL

4	The Company may from time to time by ordinary resolution in accordance with the Act alter the conditions of Memorandum of Association to:

(a)	increase its share capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

(b)	consolidate and divide all or any of its capital into shares of larger amount than its existing shares;

(c)	without prejudice to the powers of the Board under Article 18, divide its shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares attach thereto respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination by the Company in general meeting, as the Directors may determine provided always that, for the avoidance of doubt, where a class of shares has been authorized by the Company no resolution of the Company in general meeting is required for the issuance of shares of that class and the Directors may issue shares of that class and determine such rights, privileges, conditions or restrictions attaching thereto as aforesaid, and further provided that where the Company issues shares which do not carry voting rights, the words “non-voting” shall appear in the designation of such shares and where the equity capital includes shares with different voting rights, the designation of each class of shares, other than those with the most favourable voting rights, must include the words “restricted voting” or “limited voting”;

(d)	sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association (subject, nevertheless, to the Act), and may by such resolution determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred, deferred or other rights or be subject to any such restrictions as compared with the other or others as the Company has power to attach to unissued or new shares;

(e)	cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person, and diminish the amount of its capital by the amount of the shares so cancelled or, in the case of shares, without par value, diminish the number of shares into which its capital is divided.

5	The Board may settle as it considers expedient any difficulty which arises in relation to any consolidation and division under the last preceding Article and in particular but without prejudice to the generality of the foregoing may issue certificates in respect of fractions of shares or arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the Members who would have been entitled to the fractions, and for this purpose the Board may authorise some person to transfer the shares representing fractions to their purchaser or resolve that such net proceeds be paid to the Company for the Company’s benefit. Such purchaser will not be bound to see to the application of the purchase money nor will his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

6	The Company may from time to time by special resolution, subject to any confirmation or consent required by the Act, reduce its share capital or any capital redemption reserve or other undistributable reserve in any manner permitted by law.

7	Except so far as otherwise provided by the conditions of issue, or by these Articles, any capital raised by the creation of new shares shall be treated as if it formed part of the original capital of the Company, and such shares shall be subject to the provisions contained in these Articles with reference to the payment of calls and instalments, transfer and transmission, forfeiture, lien, cancellation, surrender, voting and otherwise.

SHARE RIGHTS

8	Subject to the provisions of the Act, the rules of the Designated Stock Exchange and the Memorandum of Association and Articles and to any special rights conferred on the holders of any shares or class of shares, and without prejudice to Article 18 hereof, any share in the Company (whether forming part of the present capital or not) may be issued with or have attached thereto such rights or restrictions whether in regard to dividend, voting, return of capital or otherwise as the Board may determine, including without limitation on terms that they may be, or at the option of the Company or the holder are, liable to be redeemed on such terms and in such manner, including out of capital, as the Board may deem fit.

9	Subject to the Act, any preferred shares may be issued or converted into shares that, at a determinable date or at the option of the Company or the holder if so authorised by the Memorandum of Association, are liable to be redeemed on such terms and in such manner as the Company before the issue or conversion may by ordinary resolution of the Members determine. Where the Company purchases for redemption a redeemable share, purchases not made through the market or by tender shall be limited to a maximum price as may from time to time be determined by the Board, either generally or with regard to specific purchases. If purchases are by tender, tenders shall comply with applicable laws.

CLASS A ORDINARY SHARES AND CLASS B ORDINARY SHARES

10	Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all matters submitted to a vote by the Members. Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to vote by the Members whether at general meetings of the Company or otherwise, and each Class B Ordinary Share shall be entitled to 15 votes on all matters subject to vote by the Members whether at general meetings of the Company or otherwise. Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time by the holder thereof. The right to convert shall be exercisable by the holder of the Class B Ordinary Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Shares into fully paid Class A Ordinary Shares on a one to one basis.

11	Any number of Class B Ordinary Shares held by a holder thereof will be automatically and immediately converted into an equal number of fully paid Class A Ordinary Shares on a one to one basis upon the occurrence of any of the following:

(1)	any direct or indirect sale, transfer, assignment or disposition of such number of Class B Ordinary Shares by the holder thereof or an Affiliate of such holder or the direct or indirect transfer or assignment of the voting power attached to such number of Class B Ordinary Shares through voting proxy or otherwise to any person or entity that is not an Affiliate of such holder; for the avoidance of doubt, the creation of any pledge, charge, encumbrance or other third party right of whatever description on any of Class B Ordinary Shares to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party that is not an Affiliate of such holder holding directly or indirectly beneficial ownership or voting power through voting proxy or otherwise to the related Class B Ordinary Shares, in which case all the related Class B Ordinary Shares shall be automatically converted into the same number of Class A Ordinary Shares; or

(2)	the direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, a holder of Class B Ordinary Shares that is an entity to any person or entity that is not an Affiliate of such holder; for the avoidance of doubt, the creation of any pledge, charge, encumbrance or other third party right of whatever description on the issued and outstanding voting securities of a holder of Class B Ordinary Shares that is an entity to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition under this clause (2) unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party that is not an Affiliate of such holder holding directly or indirectly beneficial ownership or voting power through voting proxy or otherwise to the related issued and outstanding voting securities or the assets.

12	Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to these Articles shall be effected by means of the re-designation of each relevant Class B Ordinary Share as a Class A Ordinary Share.

13	Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

14	Save and except for voting rights and conversion rights as set out in Articles 10 to 13 (inclusive), the Class A Ordinary Shares and the Class B Ordinary Shares shall rank pari passu and shall have the same rights, preferences, privileges and restrictions.

VARIATION OF RIGHTS

15	Subject to the Act and without prejudice to Article 8, all or any of the special rights for the time being attached to the shares or any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, from time to time (whether or not the Company is being wound up) be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. To every such separate general meeting all the provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply, but so that:

(a)	the necessary quorum (whether at a separate general meeting or at its adjourned meeting) shall be a person or persons (or in the case of a Member being a corporation, its duly authorized representative) together holding or representing by proxy not less than one-third in nominal value of the issued shares of that class;

(b)	every holder of shares of the class shall be entitled on a poll to one vote for every such share held by him; and

(c)	any holder of shares of the class present in person or by proxy or authorised representative may demand a poll.

16	For the purposes of convening and holding a meeting pursuant to the preceding Article, the Directors may treat all the classes or any two or more classes as forming one class if they consider that the variation or abrogation of the rights attached to such classes proposed for consideration at such meeting is the same variation or abrogation for all such relevant classes, but in any other case shall treat them as separate classes.

17	The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied, modified or abrogated by the creation or issue of further shares ranking pari passu therewith.

SHARES

18	(1) Subject to the Act, these Articles and, where applicable, the rules of the Designated Stock Exchange and without prejudice to any special rights or restrictions for the time being attached to any shares or any class of shares, the unissued shares of the Company (whether forming part of the original or any increased capital) shall be at the disposal of the Board, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as the Board may in its absolute discretion determine but so that no shares shall be issued at a discount to their par value. The Board may authorise the division of shares into any number of classes and the different classes shall be authorised, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), privileges, preferences, restrictions and payment obligations as between the different classes (if any) may be fixed and determined by the Board. In particular and without prejudice to the generality of the foregoing, the Board is hereby empowered to authorize by resolution or resolutions from time to time the issuance of one or more classes or series of preferred shares and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation preferences, and to increase or decrease the size of any such class or series (but not below the number of shares of any class or series of preferred shares then outstanding) to the extent permitted by Law. Without limiting the generality of the foregoing, the resolution or resolutions providing for the establishment of any class or series of preferred shares may, to the extent permitted by law, provide that such class or series shall be superior to, rank equally with or be junior to the preferred shares of any other class or series.

(2)            Neither the Company nor the Board shall be obliged, when making or granting any allotment of, offer of, option over or disposal of shares, to make, or make available, any such allotment, offer, option or shares to Members or others with registered addresses in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special formalities, this would or might, in the opinion of the Board, be unlawful or impracticable. Members affected as a result of the foregoing sentence shall not be, or be deemed to be, a separate class of members for any purpose whatsoever. Except as otherwise expressly provided in the resolution or resolutions providing for the establishment of any class or series of preferred shares, no vote of the holders of preferred shares of or ordinary shares shall be a prerequisite to the issuance of any shares of any class or series of the preferred shares authorized by and complying with the conditions of the Memorandum of Association and Articles.

(3)            The Board may issue options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of shares or securities in the capital of the Company on such terms as it may from time to time determine.

(4)            In order to comply with the rules and regulations of the Designated Stock Exchange, and subject to the Act, the Company is authorized to issue shares electronically, in an uncertificated form, and permit the electronic transfer of shares and permit the electronic direct registration of securities in the name of any Member on the register of members of the Company which may be kept by is authorized agent.

19	The Company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the Act. Subject to the Act, the commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or other securities or partly in one and partly in the other.

20	Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or required in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any fractional part of a share or (except only as otherwise provided by these Articles or by law) any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

21	Subject to the Act and these Articles, the Board may at any time after the allotment of shares but before any person has been entered in the Register as the holder, recognise a renunciation thereof by the allottee in favour of some other person and may accord to any allottee of a share a right to effect such renunciation upon and subject to such terms and conditions as the Board considers fit to impose.

SHARE CERTIFICATES

22	Every share certificate shall be issued under the Seal or a facsimile thereof and shall specify the number and class and distinguishing numbers (if any) of the shares to which it relates, and the amount paid up thereon and may otherwise be in such form as the Directors may from time to time determine. No certificate shall be issued representing shares of more than one class. The Board may by resolution determine, either generally or in any particular case or cases, that any signatures on any such certificates (or certificates in respect of other securities) need not be autographic but may be affixed to such certificates by some mechanical means or may be printed thereon.

23	(1) In the case of a share held jointly by several persons, the Company shall not be bound to issue more than one certificate therefor and delivery of a certificate to one of several joint holders shall be sufficient delivery to all such holders.

(2) Where a share stands in the names of two or more persons, the person first named in the Register shall as regards service of notices and, subject to the provisions of these Articles, all or any other matters connected with the Company, except the transfer of the shares, be deemed the sole holder thereof.

24	Every person whose name is entered, upon an allotment of shares, as a Member in the Register shall be entitled, without payment, to receive one certificate for all such shares of any one class or several certificates each for one or more of such shares of such class.

25	Every person whose name is entered, upon an allotment of shares, as a Member in the Register shall be entitled, without payment, to receive one certificate for all such shares of any one class or several certificates each for one or more of such shares of such class upon payment for every certificate after the first of such reasonable out-of-pocket expenses as the Board from time to time determines.

26	Share certificates shall be issued within the relevant time limit as prescribed by the Act or as the Designated Stock Exchange may from time to time determine, whichever is the shorter, after allotment or, except in the case of a transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgment of a transfer with the Company.

27	(1) Upon every transfer of shares the certificate held by the transferor shall be given up to be cancelled, and shall forthwith be cancelled accordingly, and a new certificate shall be issued to the transferee in respect of the shares transferred to him at such fee as is provided in paragraph (2) of this Article. If any of the shares included in the certificate so given up shall be retained by the transferor a new certificate for the balance shall be issued to him at the aforesaid fee payable by the transferor to the Company in respect thereof.

(2) The fee referred to in paragraph (1) above shall be an amount not exceeding the relevant maximum amount as the Designated Stock Exchange may from time to time determine provided that the Board may at any time determine a lower amount for such fee.

28	If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed a new certificate representing the same shares may be issued to the relevant Member upon request and on payment of such fee as the Company may determine and, subject to compliance with such terms (if any) as to evidence and indemnity and to payment of the costs and reasonable out-of-pocket expenses of the Company in investigating such evidence and preparing such indemnity as the Board may think fit and, in case of damage or defacement, on delivery of the old certificate to the Company provided always that where share warrants have been issued, no new share warrant shall be issued to replace one that has been lost unless the Board has determined that the original has been destroyed.

LIEN

29	The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of that share. The Company shall also have a first and paramount lien on every share (not being a fully paid share) registered in the name of a Member (whether or not jointly with other Members) for all amounts of money presently payable by such Member or his estate to the Company whether the same shall have been incurred before or after notice to the Company of any equitable or other interest of any person other than such member, and whether the period for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such Member or his estate and any other person, whether a Member of the Company or not. The Company’s lien on a share shall extend to all dividends or other moneys payable thereon or in respect thereof. The Board may at any time, generally or in any particular case, waive any lien that has arisen or declare any share exempt in whole or in part, from the provisions of this Article.

30	Subject to these Articles, the Company may sell in such manner as the Board determines any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable, or the liability or engagement in respect of which such lien exists is liable to be presently fulfilled or discharged nor until the expiration of fourteen (14) clear days after a notice in writing, stating and demanding payment of the sum presently payable, or specifying the liability or engagement and demanding fulfilment or discharge thereof and giving notice of the intention to sell in default, has been served on the registered holder for the time being of the share or the person entitled thereto by reason of his death or bankruptcy.

31	The net proceeds of the sale shall be received by the Company and applied in or towards payment or discharge of the debt or liability in respect of which the lien exists, so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale) be paid to the person entitled to the share at the time of the sale. To give effect to any such sale the Board may authorise some person to transfer the shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the shares so transferred and he shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

CALLS ON SHARES

32	Subject to these Articles and to the terms of allotment, the Board may from time to time make calls upon the Members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or by way of premium), and each Member shall (subject to being given at least fourteen (14) clear days’ Notice specifying the time and place of payment) pay to the Company as required by such notice the amount called on his shares. A call may be extended, postponed or revoked in whole or in part as the Board determines but no member shall be entitled to any such extension, postponement or revocation except as a matter of grace and favour.

33	A call shall be deemed to have been made at the time when the resolution of the Board authorising the call was passed and may be made payable either in one lump sum or by instalments.

34	A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made. The joint holders of a share shall be jointly and severally liable to pay all calls and instalments due in respect thereof or other moneys due in respect thereof.

35	If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the amount unpaid from the day appointed for payment thereof to the time of actual payment at such rate (not exceeding twenty per cent. (20%) per annum) as the Board may determine, but the Board may in its absolute discretion waive payment of such interest wholly or in part.

36	No Member shall be entitled to receive any dividend or bonus or to be present and vote (save as proxy for another Member) at any general meeting either personally or by proxy, or be reckoned in a quorum, or exercise any other privilege as a Member until all calls or instalments due by him to the Company, whether alone or jointly with any other person, together with interest and expenses (if any) shall have been paid.

37	On the trial or hearing of any action or other proceedings for the recovery of any money due for any call, it shall be sufficient to prove that the name of the Member sued is entered in the Register as the holder, or one of the holders, of the shares in respect of which such debt accrued, that the resolution making the call is duly recorded in the minute book, and that notice of such call was duly given to the Member sued, in pursuance of these Articles; and it shall not be necessary to prove the appointment of the Directors who made such call, nor any other matters whatsoever, but the proof of the matters aforesaid shall be conclusive evidence of the debt.

38	Any amount payable in respect of a share upon allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call duly made and payable on the date fixed for payment and if it is not paid the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call duly made and notified.

39	On the issue of shares the Board may differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.

40	The Board may, if it thinks fit, receive from any Member willing to advance the same, and either in money or money’s worth, all or any part of the moneys uncalled and unpaid or instalments payable upon any shares held by him and upon all or any of the moneys so advanced (until the same would, but for such advance, become presently payable) pay interest at such rate (if any) as the Board may decide. The Board may at any time repay the amount so advanced upon giving to such Member not less than one month’s Notice of its intention in that behalf, unless before the expiration of such notice the amount so advanced shall have been called up on the shares in respect of which it was advanced. Such payment in advance shall not entitle the holder of such share or shares to participate in respect thereof in a dividend subsequently declared.

FORFEITURE OF SHARES

41	(1) If a call remains unpaid after it has become due and payable the Board may give to the person from whom it is due not less than fourteen (14) clear days’ Notice:

(a)	requiring payment of the amount unpaid together with any interest which may have accrued and which may still accrue up to the date of actual payment; and

(b)	stating that if the Notice is not complied with the shares on which the call was made will be liable to be forfeited.

(2)            If the requirements of any such Notice are not complied with, any share in respect of which such Notice has been given may at any time thereafter, before payment of all calls and interest due in respect thereof has been made, be forfeited by a resolution of the Board to that effect, and such forfeiture shall include all dividends and bonuses declared in respect of the forfeited share but not actually paid before the forfeiture.

42	When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share. No forfeiture shall be invalidated by any omission or neglect to give such Notice.

43	The Board may accept the surrender of any share liable to be forfeited hereunder and, in such case, references in these Articles to forfeiture will include surrender.

44	Any share so forfeited shall be deemed the property of the Company and may be sold, re-allotted or otherwise disposed of to such person, upon such terms and in such manner as the Board determines, and at any time before a sale, re-allotment or disposition the forfeiture may be annulled by the Board on such terms as the Board determines.

45	A person whose shares have been forfeited shall cease to be a Member in respect of the forfeited shares but nevertheless shall remain liable to pay the Company all moneys which at the date of forfeiture were presently payable by him to the Company in respect of the shares, with (if the Directors shall in their discretion so require) interest thereon from the date of forfeiture until payment at such rate (not exceeding twenty per cent. (20%) per annum) as the Board determines. The Board may enforce payment thereof if it thinks fit, and without any deduction or allowance for the value of the forfeited shares, at the date of forfeiture, but his liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares. For the purposes of this Article any sum which, by the terms of issue of a share, is payable thereon at a fixed time which is subsequent to the date of forfeiture, whether on account of the nominal value of the share or by way of premium, shall notwithstanding that time has not yet arrived be deemed to be payable at the date of forfeiture, and the same shall become due and payable immediately upon the forfeiture, but interest thereon shall only be payable in respect of any period between the said fixed time and the date of actual payment.

46	A declaration by a Director or the Secretary that a share has been forfeited on a specified date shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share, and such declaration shall (subject to the execution of an instrument of transfer by the Company if necessary) constitute a good title to the share, and the person to whom the share is disposed of shall be registered as the holder of the share and shall not be bound to see to the application of the consideration (if any), nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings in reference to the forfeiture, sale or disposal of the share. When any share shall have been forfeited, notice of the declaration shall be given to the Member in whose name it stood immediately prior to the forfeiture, and an entry of the forfeiture, with the date thereof, shall forthwith be made in the register, but no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice or make any such entry.

47	Notwithstanding any such forfeiture as aforesaid the Board may at any time, before any shares so forfeited shall have been sold, re-allotted or otherwise disposed of, permit the shares forfeited to be bought back upon the terms of payment of all calls and interest due upon and expenses incurred in respect of the share, and upon such further terms (if any) as it thinks fit.

48	The forfeiture of a share shall not prejudice the right of the Company to any call already made or instalment payable thereon.

49	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

REGISTER OF MEMBERS

50	(1) The Company shall keep in one or more books a Register of its Members and shall enter therein the following particulars, that is to say:

(a)	the name and address of each Member, the number and class of shares held by him and the amount paid or agreed to be considered as paid on such shares;

(b)	the date on which each person was entered in the Register; and

(c)	the date on which any person ceased to be a Member.

(2) The Company may keep an overseas or local or other branch register of Members resident in any place, and the Board may make and vary such regulations as it determines in respect of the keeping of any such register and maintaining a Registration Office in connection therewith.

51	The Register and branch register of Members, as the case may be, shall be open to inspection for such times and on such days as the Board shall determine by Members without charge or by any other person, upon a maximum payment of $2.50 or such other sum specified by the Board, at the Office or such other place at which the Register is kept in accordance with the Act or, if appropriate, upon a maximum payment of $1.00 or such other sum specified by the Board at the Registration Office. The Register including any overseas or local or other branch register of Members may, after notice has been given by advertisement in an appointed newspaper or any other newspapers in accordance with the requirements of the Designated Stock Exchange or by any electronic means in such manner as may be accepted by the Designated Stock Exchange to that effect, be closed at such times or for such periods not exceeding in the whole thirty (30) days in each year as the Board may determine and either generally or in respect of any class of shares.

RECORD DATES

52	For the purpose of determining the Members entitled to notice of or to vote at any general meeting, or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of shares or for the purpose of any other lawful action, the Board may fix, in advance, a date as the record date for any such determination of Members, which date shall not be more than sixty (60) days nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other such action.

If the Board does not fix a record date for any general meeting, the record date for determining the Members entitled to a notice of or to vote at such meeting shall be at the close of business on the day next preceding the day on which notice is given, or, if in accordance with these Articles notice is waived, at the close of business on the day next preceding the day on which the meeting is held. If corporate action without a general meeting is to be taken, the record date for determining the Members entitled to express consent to such corporate action in writing, when no prior action by the Board is necessary, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Company by delivery to its head office. The record date for determining the Members for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

A determination of the Members of record entitled to notice of or to vote at a meeting of the Members shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.

TRANSFER OF SHARES

53	Subject to these Articles, any Member may transfer all or any of his shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Board and may be under hand or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time.

54	The instrument of transfer shall be executed by or on behalf of the transferor and the transferee provided that the Board may dispense with the execution of the instrument of transfer by the transferee in any case which it thinks fit in its discretion to do so. Without prejudice to the last preceding Article, the Board may also resolve, either generally or in any particular case, upon request by either the transferor or transferee, to accept mechanically executed transfers. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof. Nothing in these Articles shall preclude the Board from recognising a renunciation of the allotment or provisional allotment of any share by the allottee in favour of some other person.

55	(1) The Board may, in its absolute discretion, and without giving any reason therefor, refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve, or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, and it may also, without prejudice to the foregoing generality, refuse to register a transfer of any share to more than four joint holders or a transfer of any share (not being a fully paid up share) on which the Company has a lien.

(2)            The Board in so far as permitted by any applicable law may, in its absolute discretion, at any time and from time to time transfer any share upon the Register to any branch register or any share on any branch register to the Register or any other branch register. In the event of any such transfer, the shareholder requesting such transfer shall bear the cost of effecting the transfer unless the Board otherwise determines.

(3)            Unless the Board otherwise agrees (which agreement may be on such terms and subject to such conditions as the Board in its absolute discretion may from time to time determine, and which agreement the Board shall, without giving any reason therefor, be entitled in its absolute discretion to give or withhold), no shares upon the Register shall be transferred to any branch register nor shall shares on any branch register be transferred to the Register or any other branch register and all transfers and other documents of title shall be lodged for registration, and registered, in the case of any shares on a branch register, at the relevant Registration Office, and, in the case of any shares on the Register, at the Office or such other place at which the Register is kept in accordance with the Act.

56	Without limiting the generality of the last preceding Article, the Board may decline to recognise any instrument of transfer unless:

(a)	a fee of such maximum sum as the Designated Stock Exchange may determine to be payable or such lesser sum as the Board may from time to time require is paid to the Company in respect thereof;

(b)	the instrument of transfer is in respect of only one class of share;

(c)	the instrument of transfer is lodged at the Office or such other place at which the Register is kept in accordance with the Act or the Registration Office (as the case may be) accompanied by the relevant share certificate(s) and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do); and

(d)	if applicable, the instrument of transfer is duly and properly stamped.

57	If the Board refuses to register a transfer of any share, it shall, within two months after the date on which the transfer was lodged with the Company, send to each of the transferor and transferee notice of the refusal.

58	The registration of transfers of shares or of any class of shares may, after notice has been given by advertisement in an appointed newspaper or any other newspapers or by any other means in accordance with the requirements of the Designated Stock Exchange to that effect be suspended at such times and for such periods (not exceeding in the whole thirty (30) days in any year) as the Board may determine.

TRANSMISSION OF SHARES

59	If a Member dies, the survivor or survivors where the deceased was a joint holder, and his legal personal representatives where he was a sole or only surviving holder, will be the only persons recognised by the Company as having any title to his interest in the shares; but nothing in this Article will release the estate of a deceased Member (whether sole or joint) from any liability in respect of any share which had been solely or jointly held by him.

60	Any person becoming entitled to a share in consequence of the death or bankruptcy or winding-up of a Member may, upon such evidence as to his title being produced as may be required by the Board, elect either to become the holder of the share or to have some person nominated by him registered as the transferee thereof. If he elects to become the holder he shall notify the Company in writing either at the Registration Office or Office, as the case may be, to that effect. If he elects to have another person registered he shall execute a transfer of the share in favour of that person. The provisions of these Articles relating to the transfer and registration of transfers of shares shall apply to such notice or transfer as aforesaid as if the death or bankruptcy of the Member had not occurred and the notice or transfer were a transfer signed by such Member.

61	A person becoming entitled to a share by reason of the death or bankruptcy or winding-up of a Member shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share. However, the Board may, if it thinks fit, withhold the payment of any dividend payable or other advantages in respect of such share until such person shall become the registered holder of the share or shall have effectually transferred such share, but, subject to the requirements of Article 82(2) being met, such a person may vote at meetings.

UNTRACEABLE MEMBERS

62	(1) Without prejudice to the rights of the Company under paragraph (2) of this Article, the Company may cease sending cheques for dividend entitlements or dividend warrants by post if such cheques or warrants have been left uncashed on two consecutive occasions. However, the Company may exercise the power to cease sending cheques for dividend entitlements or dividend warrants after the first occasion on which such a cheque or warrant is returned undelivered.

(2)            The Company shall have the power to sell, in such manner as the Board thinks fit, any shares of a Member who is untraceable, but no such sale shall be made unless:

(a)	all cheques or warrants in respect of dividends of the shares in question, being not less than three in total number, for any sum payable in cash to the holder of such shares in respect of them sent during the relevant period in the manner authorised by the Articles of the Company have remained uncashed;

(b)	so far as it is aware at the end of the relevant period, the Company has not at any time during the relevant period received any indication of the existence of the Member who is the holder of such shares or of a person entitled to such shares by death, bankruptcy or operation of law; and

(c)	the Company, if so required by the rules governing the listing of shares on the Designated Stock Exchange, has given notice to, and caused advertisement in newspapers to be made in accordance with the requirements of, the Designated Stock Exchange of its intention to sell such shares in the manner required by the Designated Stock Exchange, and a period of three months or such shorter period as may be allowed by the Designated Stock Exchange has elapsed since the date of such advertisement.

For the purpose of the foregoing, the “relevant period” means the period commencing twelve (12) years before the date of publication of the advertisement referred to in paragraph (c) of this Article and ending at the expiry of the period referred to in that paragraph.

(3)            To give effect to any such sale the Board may authorise some person to transfer the said shares and an instrument of transfer signed or otherwise executed by or on behalf of such person shall be as effective as if it had been executed by the registered holder or the person entitled by transmission to such shares, and the purchaser shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of the sale will belong to the Company and upon receipt by the Company of such net proceeds it shall become indebted to the former Member for an amount equal to such net proceeds. No trust shall be created in respect of such debt and no interest shall be payable in respect of it and the Company shall not be required to account for any money earned from the net proceeds which may be employed in the business of the Company or as it thinks fit. Any sale under this Article shall be valid and effective notwithstanding that the Member holding the shares sold is dead, bankrupt or otherwise under any legal disability or incapacity.

GENERAL MEETINGS

63	An annual general meeting of the Company shall be held in each year other than the year of the Company’s incorporation at such time and place as may be determined by the Board.

64	Each general meeting, other than an annual general meeting, shall be called an extraordinary general meeting. All general meetings (including an annual general meeting, any adjourned meeting or postponed meeting) may be held as a physical meeting in any part of the world and at one or more locations as provided in Article 71A, as a hybrid meeting or as an electronic meeting, as may be determined by the Board in its absolute discretion.

65	A majority of the Board or the Chairman of the Board may call extraordinary general meetings, which extraordinary general meetings shall be held at such times and locations (as permitted hereby) as such person or persons shall determine.

NOTICE OF GENERAL MEETINGS

66	(1) An annual general meeting and any extraordinary general meeting may be called by not less than ten (10) clear days’ Notice but a general meeting may be called by shorter notice, subject to the Act, if it is so agreed:

(a)	in the case of a meeting called as an annual general meeting, by all the Members entitled to attend and vote thereat; and

(b)	in the case of any other meeting, by a majority in number of the Members having the right to attend and vote at the meeting, being a majority together holding not less than ninety-five per cent. (95%) in nominal value of the issued shares giving that right.

(2)            The notice shall specify (a) the time and date of the meeting, (b) save for an electronic meeting, the place of the meeting and if there is more than one meeting location as determined by the Board pursuant to Article 71A, the principal place of the meeting (the “Principal Meeting Place”), (c) if the general meeting is to be a hybrid meeting or an electronic meeting, the Notice shall include a statement to that effect and with details of the electronic facilities for attendance and participation by electronic means at the meeting or where such details will be made available by the Company prior to the meeting, and (d) particulars of resolutions to be considered as the meeting. The notice convening an annual general meeting shall specify the meeting as such. Notice of every general meeting shall be given to all Members other than to such Members as, under the provisions of these Articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the Company, to all persons entitled to a share in consequence of the death or bankruptcy or winding-up of a Member and to each of the Directors and the Auditors.

67	The accidental omission to give Notice of a meeting or (in cases where instruments of proxy are sent out with the Notice) to send such instrument of proxy to, or the non-receipt of such Notice or such instrument of proxy by, any person entitled to receive such Notice shall not invalidate any resolution passed or the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

68	(1) All business shall be deemed special that is transacted at an extraordinary general meeting, and also all business that is transacted at an annual general meeting, with the exception of:

(a)	the declaration and sanctioning of dividends;

(b)	consideration and adoption of the accounts and balance sheet and the reports of the Directors and Auditors and other documents required to be annexed to the balance sheet;

(c)	the election of Directors;

(d)	appointment of Auditors (where special notice of the intention for such appointment is not required by the Act) and other officers;

(e)	the fixing of the remuneration of the Auditors, and the voting of remuneration or extra remuneration to the Directors; and

(f)	the granting of any mandate or authority to the Directors to repurchase securities of the Company.

(2)            No business other than the appointment of a chairman of a meeting shall be transacted at any general meeting unless a quorum is present at the commencement of the business. At any general meeting of the Company, two (2) Members entitled to vote and present in person or by proxy or (in the case of a Member being a corporation) by its duly authorised representative representing not less than thirty three and one third (33 1/3) percent of the total outstanding voting shares in the Company throughout the meeting shall form a quorum for all purposes.

69	If within thirty (30) minutes (or such longer time not exceeding one hour as the chairman of the meeting may determine to wait) after the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and (where applicable) same place(s) or to such time and (where applicable) such place and in such form and manner referred to in Article 64 as the chairman of the meeting (or in default, the Board) may absolutely determine. If at such adjourned meeting a quorum is not present within half an hour from the time appointed for holding the meeting, the meeting shall be dissolved.

70	The chairman of the Company shall preside as chairman at every general meeting. If at any meeting the chairman is not present within fifteen (15) minutes after the time appointed for holding the meeting, or is not willing to act as chairman, the Directors present shall choose one of their number to act, or if one Director only is present he shall preside as chairman if willing to act. If no Director is present, or if each of the Directors present declines to take the chair, or if the chairman chosen shall retire from the chair, the Members present in person or by proxy and entitled to vote shall elect one of their number to be chairman.

71	Subject to Article 71C, the chairman may adjourn the meeting from time to time (or indefinitely) and/or from place to place(s) and/or from one form to another (a physical meeting, a hybrid meeting or an electronic meeting), but no business shall be transacted at any adjourned meeting other than the business which might lawfully have been transacted at the meeting had the adjournment not taken place. When a meeting is adjourned for fourteen (14) days or more, at least seven (7) clear days’ notice of the adjourned meeting shall be given specifying the details set out in Article 66(2) but it shall not be necessary to specify in such notice the nature of the business to be transacted at the adjourned meeting and the general nature of the business to be transacted. Save as aforesaid, it shall be unnecessary to give notice of an adjournment.

71A	(1) The Board may, at its absolute discretion, arrange for persons entitled to attend a general meeting to do so by simultaneous attendance and participation by means of electronic facilities at such location or locations (“Meeting Location(s)”) determined by the Board at its absolute discretion. Any Member or any proxy attending and participating in such way or any Member or proxy attending and participating in an electronic meeting or a hybrid meeting by means of electronic facilities is deemed to be present at and shall be counted in the quorum of the meeting.

(2) All general meetings are subject to the following and, where appropriate, all references to a “Member” or “Members” in this sub-paragraph (2) shall include a proxy or proxies respectively:

(a) where a Member is attending a Meeting Location and/or in the case of a hybrid meeting, the meeting shall be treated as having commenced if it has commenced at the Principal Meeting Place;

(b) Members present in person or by proxy at a Meeting Location and/or Members attending and participating in an electronic meeting or a hybrid meeting by means of electronic facilities shall be counted in the quorum for and entitled to vote at the meeting in question, and that meeting shall be duly constituted and its proceedings valid provided that the chairman of the meeting is satisfied that adequate electronic facilities are available throughout the meeting to ensure that Members at all Meeting Locations and Members participating in an electronic meeting or a hybrid meeting by means of electronic facilities are able to participate in the business for which the meeting has been convened;

(c) where Members attend a meeting by being present at one of the Meeting Locations and/or where Members participating in an electronic meeting or a hybrid meeting by means of electronic facilities, a failure (for any reason) of the electronic facilities or communication equipment, or any other failure in the arrangements for enabling those in a Meeting Location other than the Principal Meeting Place to participate in the business for which the meeting has been convened or in the case of an electronic meeting or a hybrid meeting, the inability of one or more Members or proxies to access, or continue to access, the electronic facilities despite adequate electronic facilities having been made available by the Company, shall not affect the validity of the meeting or the resolutions passed, or any business conducted there or any action taken pursuant to such business provided that there is a quorum present throughout the meeting;

(d) if any of the Meeting Locations is not in the same jurisdiction as the Principal Meeting Place and/or in the case of a hybrid meeting, the provisions of these Articles concerning the service and giving of Notice for the meeting, and the time for lodging proxies, shall apply by reference to the Principal Meeting Place; and in the case of an electronic meeting, the time for lodging proxies shall be as stated in the Notice for the meeting.

71B	The Board and, at any general meeting, the chairman of the meeting may from time to time make arrangements for managing attendance and/or participation and/or voting at the Principal Meeting Place, any Meeting Location(s) and/or participation in an electronic meeting or a hybrid meeting by means of electronic facilities (whether involving the issue of tickets or some other means of identification, passcode, seat reservation, electronic voting or otherwise) as it shall in its absolute discretion consider appropriate, and may from time to time change any such arrangements, provided that a Member who, pursuant to such arrangements, is not entitled to attend, in person or by proxy, at any Meeting Location shall be entitled so to attend at one of the other Meeting Locations; and the entitlement of any Member so to attend the meeting or adjourned meeting or postponed meeting at such Meeting Location or Meeting Locations shall be subject to any such arrangement as may be for the time being in force and by the Notice of meeting or adjourned meeting or postponed meeting stated to apply to the meeting.

71C	If it appears to the chairman of the general meeting that:

(a)            the electronic facilities at the Principal Meeting Place or at such other Meeting Location(s) at which the meeting may be attended have become inadequate for the purposes referred to in Article 71A(1) or are otherwise not sufficient to allow the meeting to be conducted substantially in accordance with the provisions set out in the Notice of the meeting; or

(b)            in the case of an electronic meeting or a hybrid meeting, electronic facilities being made available by the Company have become inadequate; or

(c)            it is not possible to ascertain the view of those present or to give all persons entitled to do so a reasonable opportunity to communicate and/or vote at the meeting; or

(d)            there is violence or the threat of violence, unruly behaviour or other disruption occurring at the meeting or it is not possible to secure the proper and orderly conduct of the meeting;

then, without prejudice to any other power which the chairman of the meeting may have under these Articles or at common law, the chairman may, at his/her absolute discretion, without the consent of the meeting, and before or after the meeting has started and irrespective of whether a quorum is present, interrupt or adjourn the meeting (including adjournment for indefinite period). All business conducted at the meeting up to the time of such adjournment shall be valid.

71D	The Board and, at any general meeting, the chairman of the meeting may make any arrangement and impose any requirement or restriction the Board or the chairman of the meeting, as the case may be, considers appropriate to ensure the security and orderly conduct of a meeting (including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, the searching of their personal property and the restriction of items that may be taken into the meeting place, determining the number and frequency of and the time allowed for questions that may be raised at a meeting). Members shall also comply with all requirements or restrictions imposed by the owner of the premises at which the meeting is held. Any decision made under this Article shall be final and conclusive and a person who refuses to comply with any such arrangements, requirements or restrictions may be refused entry to the meeting or ejected (physically or electronically) from the meeting.

71E	If, after the sending of Notice of a general meeting but before the meeting is held, or after the adjournment of a meeting but before the adjourned meeting is held (whether or not Notice of the adjourned meeting is required), the Directors, in their absolute discretion, consider that it is inappropriate, impracticable, unreasonable or undesirable for any reason to hold the general meeting on the date or at the time or place or by means of electronic facilities specified in the Notice calling the meeting, they may change or postpone the meeting to another date, time and/or place and/or change the electronic facilities and/or change the form of the meeting (a physical meeting, an electronic meeting or a hybrid meeting) without approval from the Members. Without prejudice to the generality of the foregoing, the Directors shall have the power to provide in every Notice calling a general meeting the circumstances in which a postponement of the relevant general meeting may occur automatically without further notice, including without limitation where a number 8 or higher typhoon signal, black rainstorm warning or other similar event is in force at any time on the day of the meeting. This Article shall be subject to the following:

(a)            when a meeting is so postponed, the Company shall endeavour to post a Notice of such postponement on the Company’s website as soon as practicable (provided that failure to post such a Notice shall not affect the automatic postponement of a meeting);

(b)            when only the form of the meeting or electronic facilities specified in the Notice are changed, the Board shall notify the Members of details of such change in such manner as the Board may determine;

(c)            when a meeting is postponed or changed in accordance with this Article, subject to and without prejudice to Article 71, unless already specified in the original Notice of the meeting, the Board shall fix the date, time, place (if applicable) and electronic facilities (if applicable) for the postponed or changed meeting and shall notify the Members of such details in such manner as the Board may determine; further all proxy forms shall be valid (unless revoked or replaced by a new proxy) if they are received as required by these Articles not less than 48 hours before the time of the postponed meeting; and

(d)            Notice of the business to be transacted at the postponed or changed meeting shall not be required, nor shall any accompanying documents be required to be recirculated, provided that the business to be transacted at the postponed or changed meeting is the same as that set out in the original Notice of general meeting circulated to the Members.

71F	All persons seeking to attend and participate in an electronic meeting or a hybrid meeting shall be responsible for maintaining adequate facilities to enable them to do so. Subject to Article 71C, any inability of a person or persons to attend or participate in a general meeting by way of electronic facilities shall not invalidate the proceedings of and/or resolutions passed at that meeting.

71G	Without prejudice to other provisions in Article 71, a physical meeting may also be held by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.

72	If an amendment is proposed to any resolution under consideration but is in good faith ruled out of order by the chairman of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. In the case of a resolution duly proposed as a special resolution, no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon.

VOTING

73	Subject to any special rights or restrictions as to voting for the time being attached to any shares by or in accordance with these Articles (including Article 10), at any general meeting on a show of hands every Member present in person (or being a corporation, is present by a duly authorised representative), or by proxy shall have one vote and on a poll every Member present in person or by proxy or, in the case of a Member being a corporation, by its duly authorised representative shall have one vote for every fully paid share of which he is the holder but so that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for the foregoing purposes as paid up on the share. Notwithstanding anything contained in these Articles, where more than one proxy is appointed by a Member which is a clearing house (or its nominee(s)), each such proxy shall have one vote on a show of hands. A resolution put to the vote of a meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(a)	by the chairman of such meeting; or

(b)	by at least three Members present in person or in the case of a Member being a corporation by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or

(c)	by a Member or Members present in person or in the case of a Member being a corporation by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all Members having the right to vote at the meeting; or

(d)	by a Member or Members present in person or in the case of a Member being a corporation by its duly authorised representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

A demand by a person as proxy for a Member or in the case of a Member being a corporation by its duly authorised representative shall be deemed to be the same as a demand by a Member. Votes (whether on a show of hands or by way of poll) may be cast by such means, electronic or otherwise, as the Directors or the chairman of the meeting may determine.

74	Unless a poll is duly demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or not carried by a particular majority, or lost, and an entry to that effect made in the minute book of the Company, shall be conclusive evidence of the facts without proof of the number or proportion of the votes recorded for or against the resolution.

75	If a poll is duly demanded the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. There shall be no requirement for the chairman to disclose the voting figures on a poll.

76	A poll demanded on the election of a chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken in such manner (including the use of ballot or voting papers or tickets) and either forthwith or at such time (being not later than thirty (30) days after the date of the demand) and place as the chairman directs. It shall not be necessary (unless the chairman otherwise directs) for notice to be given of a poll not taken immediately.

77	The demand for a poll shall not prevent the continuance of a meeting or the transaction of any business other than the question on which the poll has been demanded, and, with the consent of the chairman, it may be withdrawn at any time before the close of the meeting or the taking of the poll, whichever is the earlier.

78	On a poll votes may be given either personally or by proxy.

79	A person entitled to more than one vote on a poll need not use all his votes or cast all the votes he uses in the same way.

80	All questions submitted to a meeting shall be decided by a simple majority of votes except where a greater majority is required by these Articles or by the Act. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of such meeting shall be entitled to a second or casting vote in addition to any other vote he may have.

81	Where there are joint holders of any share any one of such joint holder may vote, either in person or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders be present at any meeting the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the joint holding. Several executors or administrators of a deceased Member in whose name any share stands shall for the purposes of this Article be deemed joint holders thereof.

82	(1) A Member who is a patient for any purpose relating to mental health or in respect of whom an order has been made by any court having jurisdiction for the protection or management of the affairs of persons incapable of managing their own affairs may vote, whether on a show of hands or on a poll, by his receiver, committee, curator bonis or other person in the nature of a receiver, committee or curator bonis appointed by such court, and such receiver, committee, curator bonis or other person may vote on a poll by proxy, and may otherwise act and be treated as if he were the registered holder of such shares for the purposes of general meetings, provided that such evidence as the Board may require of the authority of the person claiming to vote shall have been deposited at the Office, head office or Registration Office, as appropriate, not less than forty-eight (48) hours before the time appointed for holding the meeting, or adjourned meeting or postponed meeting, or poll, as the case may be.

(2) Any person entitled under Article 60 to be registered as the holder of any shares may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of such shares, provided that forty-eight (48) hours at least before the time of the holding of the meeting or adjourned meeting or postponed meeting, as the case may be, at which he proposes to vote, he shall satisfy the Board of his entitlement to such shares, or the Board shall have previously admitted his right to vote at such meeting in respect thereof.

83	No Member shall, unless the Board otherwise determines, be entitled to attend and vote and to be reckoned in a quorum at any general meeting unless he is duly registered and all calls or other sums presently payable by him in respect of shares in the Company have been paid.

84	If:

(a)	any objection shall be raised to the qualification of any voter; or

(b)	any votes have been counted which ought not to have been counted or which might have been rejected; or

(c)	any votes are not counted which ought to have been counted;

the objection or error shall not vitiate the decision of the meeting or adjourned meeting or postponed meeting on any resolution unless the same is raised or pointed out at the meeting or, as the case may be, the adjourned meeting or postponed meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be final and conclusive.

PROXIES

85	Any Member entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A Member who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf at a general meeting of the Company or at a class meeting. A proxy need not be a Member. In addition, a proxy or proxies representing either a Member who is an individual or a Member which is a corporation shall be entitled to exercise the same powers on behalf of the Member which he or they represent as such Member could exercise.

86	The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under its seal or under the hand of an officer, attorney or other person authorised to sign the same. In the case of an instrument of proxy purporting to be signed on behalf of a corporation by an officer thereof it shall be assumed, unless the contrary appears, that such officer was duly authorised to sign such instrument of proxy on behalf of the corporation without further evidence of the facts.

87	(1) The Company may, at its absolute discretion, provide an electronic address for the receipt of any document or information relating to proxies for a general meeting (including any instrument of proxy or invitation to appoint a proxy, any document necessary to show the validity of, or otherwise relating to, an appointment of proxy (whether or not required under these Articles) and notice of termination of the authority of a proxy). If such an electronic address is provided, the Company shall be deemed to have agreed that any such document or information (relating to proxies as aforesaid) may be sent by electronic means to that address, subject as hereafter provided and subject to any other limitations or conditions specified by the Company when providing the address. Without limitation, the Company may from time to time determine that any such electronic address may be used generally for such matters or specifically for particular meetings or purposes and, if so, the Company may provide different electronic addresses for different purposes. The Company may also impose any conditions on the transmission of and its receipt of such electronic communications including, for the avoidance of doubt, imposing any security or encryption arrangements as may be specified by the Company. If any document or information required to be sent to the Company under this Article is sent to the Company by electronic means, such document or information is not treated as validly delivered to or deposited with the Company if the same is not received by the Company at its designated electronic address provided in accordance with this Article or if no electronic address is so designated by the Company for the receipt of such document or information.

(2) The instrument appointing a proxy and (if required by the Board) the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, shall be delivered to such place or one of such places (if any) as may be specified for that purpose in or by way of note to or in any document accompanying the notice convening the meeting (or, if no place is so specified at the Registration Office or the Office, as may be appropriate), or if the Company has provided an electronic address in accordance with the preceding paragraph, shall be received at the electronic address specified, not less than forty-eight (48) hours before the time appointed for holding the meeting or adjourned meeting or postponed meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting or postponed meeting, not less than twenty-four (24) hours before the time appointed for the taking of the poll and in default the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of twelve (12) months from the date named in it as the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within twelve (12) months from such date. Delivery of an instrument appointing a proxy shall not preclude a Member from attending and voting at the meeting convened and in such event, the instrument appointing a proxy shall be deemed to be revoked.

88	Instruments of proxy shall be in any common form or in such other form as the Board may approve (provided that this shall not preclude the use of the two-way form) and the Board may, if it thinks fit, send out with the notice of any meeting forms of instrument of proxy for use at the meeting. The instrument of proxy shall be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The instrument of proxy shall, unless the contrary is stated therein, be valid as well for any adjournment or postponement of the meeting as for the meeting to which it relates. The Board may decide, either generally or in any particular case, to treat a proxy appointment as valid notwithstanding that the appointment or any of the information required under these Articles has not been received in accordance with the requirements of these Articles. Subject to aforesaid, if the proxy appointment and any of the information required under these Articles is not received in the manner set out in these Articles, the appointee shall not be entitled to vote in respect of the shares in question.

89	A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal, or revocation of the instrument of proxy or of the authority under which it was executed, provided that no intimation in writing of such death, insanity or revocation shall have been received by the Company at the Office or the Registration Office (or such other place as may be specified for the delivery of instruments of proxy in the notice convening the meeting or other document sent therewith) two hours at least before the commencement of the meeting or adjourned meeting or postponed meeting, or the taking of the poll, at which the instrument of proxy is used.

90	Anything which under these Articles a Member may do by proxy he may likewise do by his duly appointed attorney and the provisions of these Articles relating to proxies and instruments appointing proxies shall apply mutatis mutandis in relation to any such attorney and the instrument under which such attorney is appointed.

CORPORATIONS ACTING BY REPRESENTATIVES

91	(1) Any corporation which is a Member may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or at any meeting of any class of Members. The person so authorised shall be entitled to exercise the same powers on behalf of such corporation as the corporation could exercise if it were an individual Member and such corporation shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present thereat.

(2) If a clearing house (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it thinks fit to act as its representatives at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the clearing house (or its nominee(s)) as if such person was the registered holder of the shares of the Company held by the clearing house (or its nominee(s)) including the right to vote individually on a show of hands.

(3) Any reference in these Articles to a duly authorised representative of a Member being a corporation shall mean a representative authorised under the provisions of this Article.

NO ACTION BY WRITTEN RESOLUTIONS OF MEMBERS

92	Any action required or permitted to be taken at any annual or extraordinary general meetings of the Company may be taken only upon the vote of the Members at an annual or extraordinary general meeting duly noticed and convened in accordance with these Articles and the Act and may not be taken by written resolution of Members without a meeting.

BOARD OF DIRECTORS

93	(1) Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than two (2).

(2) Subject to the Articles and the Act, the Company may by ordinary resolution elect any person to be a Director either to fill a casual vacancy or as an addition to the existing Board.

(3) Subject to Article 93(1), the Directors shall have the power to determine the maximum number of Directors. The Directors shall have the power from time to time and at any time to appoint any person as a Director to fill a casual vacancy on the Board or as an addition to the existing Board. Any Director so appointed by the Board shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election.

(4) An appointment of a Director may be on terms that the Director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the Director, if any; but no such term shall be implied in the absence of express provision. Each Director whose term of office expires shall be eligible for re-election at a meeting of the Members or re-appointment by the Board.

(5) No Director shall be required to hold any shares of the Company by way of qualification and a Director who is not a Member shall be entitled to receive notice of and to attend and speak at any general meeting of the Company and of all classes of shares of the Company.

(6) Subject to any provision to the contrary in these Articles, a Director may be removed by way of an ordinary resolution of the Members at any time before the expiration of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under any such agreement).

(7) A vacancy on the Board created by the removal of a Director under the provisions of subparagraph (5) above may be filled by the election or appointment by ordinary resolution of the Members at the meeting at which such Director is removed or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting.

(8) The Company may from time to time in general meeting by ordinary resolution increase or reduce the number of Directors but so that the number of Directors shall never be less than two (2).

DISQUALIFICATION OF DIRECTORS

94	The office of a Director shall be vacated if the Director:

(1)        resigns his office by notice in writing delivered to the Company at the Office or tendered at a meeting of the Board;

(2)        becomes of unsound mind or dies;

(3)        without special leave of absence from the Board, is absent from meetings of the Board for six consecutive months and the Board resolves that his office be vacated; or

(4)        becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors;

(5)        is prohibited by law from being a Director; or

(6)        ceases to be a Director by virtue of any provision of the Statutes or is removed from office pursuant to these Articles.

EXECUTIVE DIRECTORS

95	The Board may from time to time appoint any one or more of its body to be a managing director, joint managing director or deputy managing director or to hold any other employment or executive office with the Company for such period (subject to their continuance as Directors) and upon such terms as the Board may determine and the Board may revoke or terminate any of such appointments. Any such revocation or termination as aforesaid shall be without prejudice to any claim for damages that such Director may have against the Company or the Company may have against such Director. A Director appointed to an office under this Article shall be subject to the same provisions as to removal as the other Directors of the Company, and he shall (subject to the provisions of any contract between him and the Company) ipso facto and immediately cease to hold such office if he shall cease to hold the office of Director for any cause.

96	Notwithstanding Articles 97 and 98, an executive director appointed to an office under Article 95 hereof shall receive such remuneration (whether by way of salary, commission, participation in profits or otherwise or by all or any of those modes) and such other benefits (including pension and/or gratuity and/or other benefits on retirement) and allowances as the Board may from time to time determine, and either in addition to or in lieu of his remuneration as a Director.

DIRECTORS’ FEES AND EXPENSES

97	The ordinary remuneration of the Directors shall from time to time be determined by the Company in general meeting and shall (unless otherwise directed by the resolution by which it is voted) be divided amongst the Board in such proportions and in such manner as the Board may agree or, failing agreement, equally, except that any Director who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for a proportion of remuneration related to the period during which he has held office. Such remuneration shall be deemed to accrue from day to day. Each Director shall be entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred by him in attending meetings of the Board or committees of the board or general meetings or separate meetings of any class of shares or of debenture of the Company or otherwise in connection with the discharge of his duties as a Director.

98	Any Director who, by request, goes or resides abroad for any purpose of the Company or who performs services which in the opinion of the Board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine and such extra remuneration shall be in addition to or in substitution for any ordinary remuneration provided for by or pursuant to any other Article.

DIRECTORS’ INTERESTS

99	A Director may:

(a)	hold any other office or place of profit with the Company (except that of Auditor) in conjunction with his office of Director for such period and upon such terms as the Board may determine. Any remuneration (whether by way of salary, commission, participation in profits or otherwise) paid to any Director in respect of any such other office or place of profit shall be in addition to any remuneration provided for by or pursuant to any other Article;

(b)	act by himself or his firm in a professional capacity for the Company (otherwise than as Auditor) and he or his firm may be remunerated for professional services as if he were not a Director;

(c)	continue to be or become a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of any other company promoted by the Company or in which the Company may be interested as a vendor, shareholder or otherwise and (unless otherwise agreed) no such Director shall be accountable for any remuneration, profits or other benefits received by him as a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of or from his interests in any such other company. Subject as otherwise provided by these Articles the Directors may exercise or cause to be exercised the voting powers conferred by the shares in any other company held or owned by the Company, or exercisable by them as Directors of such other company in such manner in all respects as they think fit (including the exercise thereof in favour of any resolution appointing themselves or any of them directors, managing directors, joint managing directors, deputy managing directors, executive directors, managers or other officers of such company) or voting or providing for the payment of remuneration to the director, managing director, joint managing director, deputy managing director, executive director, manager or other officers of such other company and any Director may vote in favour of the exercise of such voting rights in manner aforesaid notwithstanding that he may be, or about to be, appointed a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer of such a company, and that as such he is or may become interested in the exercise of such voting rights in manner aforesaid.

Notwithstanding the foregoing, no “Independent Director” as defined in rules of the Designated Stock Exchange or in Rule 10A-3 under the Exchange Act, and with respect of whom the Board has determined constitutes an “Independent Director” for purposes of compliance with applicable law or the Company’s listing requirements, shall without the consent of the Audit Committee take any of the foregoing actions or any other action that would reasonably be likely to affect such Director’s status as an “Independent Director” of the Company.

100	Subject to the Act and to these Articles, no Director or proposed or intending Director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatever, nor shall any such contract or any other contract or arrangement in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company or the Members for any remuneration, profit or other benefits realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established provided that such Director shall disclose the nature of his interest in any contract or arrangement in which he is interested in accordance with Article 101 herein. Any such transaction that would reasonably be likely to affect a Director’s status as an “Independent Director.

101	A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interested. For the purposes of this Article, a general Notice to the Board by a Director to the effect that:

(a)	he is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the Notice be made with that company or firm; or

(b)	he is to be regarded as interested in any contract or arrangement which may after the date of the Notice be made with a specified person who is connected with him;

shall be deemed to be a sufficient declaration of interest under this Article in relation to any such contract or arrangement, provided that no such Notice shall be effective unless either it is given at a meeting of the Board or the Director takes reasonable steps to secure that it is brought up and read at the next Board meeting after it is given.

102	Following a declaration being made pursuant to the last preceding two Articles, subject to any separate requirement for Audit Committee approval under applicable law or the listing rules of the Company’s Designated Stock Exchange, and unless disqualified by the chairman of the relevant Board meeting, a Director may vote in respect of any contract or proposed contract or arrangement in which such Director is interested and may be counted in the quorum at such meeting.

GENERAL POWERS OF THE DIRECTORS

103	(1) The business of the Company shall be managed and conducted by the Board, which may pay all expenses incurred in forming and registering the Company and may exercise all powers of the Company (whether relating to the management of the business of the Company or otherwise) which are not by the Statutes or by these Articles required to be exercised by the Company in general meeting, subject nevertheless to the provisions of the Statutes and of these Articles and to such regulations being not inconsistent with such provisions, as may be prescribed by the Company in general meeting, but no regulations made by the Company in general meeting shall invalidate any prior act of the Board which would have been valid if such regulations had not been made. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Board by any other Article.

(2)        Any person contracting or dealing with the Company in the ordinary course of business shall be entitled to rely on any written or oral contract or agreement or deed, document or instrument entered into or executed as the case may be by any two of the Directors acting jointly on behalf of the Company and the same shall be deemed to be validly entered into or executed by the Company as the case may be and shall, subject to any rule of law, be binding on the Company.

(3)        Without prejudice to the general powers conferred by these Articles it is hereby expressly declared that the Board shall have the following powers:

(a)	To give to any person the right or option of requiring at a future date that an allotment shall be made to him of any share at par or at such premium as may be agreed.

(b)	To give to any Directors, officers or employees of the Company an interest in any particular business or transaction or participation in the profits thereof or in the general profits of the Company either in addition to or in substitution for a salary or other remuneration.

(c)	To resolve that the Company be deregistered in the Cayman Islands and continued in a named jurisdiction outside the Cayman Islands subject to the provisions of the Act.

104	The Board may establish any regional or local boards or agencies for managing any of the affairs of the Company in any place, and may appoint any persons to be members of such local boards, or any managers or agents, and may fix their remuneration (either by way of salary or by commission or by conferring the right to participation in the profits of the Company or by a combination of two or more of these modes) and pay the working expenses of any staff employed by them upon the business of the Company. The Board may delegate to any regional or local board, manager or agent any of the powers, authorities and discretions vested in or exercisable by the Board (other than its powers to make calls and forfeit shares), with power to sub-delegate, and may authorise the members of any of them to fill any vacancies therein and to act notwithstanding vacancies. Any such appointment or delegation may be made upon such terms and subject to such conditions as the Board may think fit, and the Board may remove any person appointed as aforesaid, and may revoke or vary such delegation, but no person dealing in good faith and without notice of any such revocation or variation shall be affected thereby.

105	The Board may by power of attorney appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Articles) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him. Such attorney or attorneys may, if so authorised under the Seal of the Company, execute any deed or instrument under their personal seal with the same effect as the affixation of the Company’s Seal.

106	The Board may entrust to and confer upon a managing director, joint managing director, deputy managing director, an executive director or any Director any of the powers exercisable by it upon such terms and conditions and with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, and may from time to time revoke or vary all or any of such powers but no person dealing in good faith and without notice of such revocation or variation shall be affected thereby.

107	All cheques, promissory notes, drafts, bills of exchange and other instruments, whether negotiable or transferable or not, and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine. The Company’s banking accounts shall be kept with such banker or bankers as the Board shall from time to time determine.

108	(1) The Board may establish or concur or join with other companies (being subsidiary companies of the Company or companies with which it is associated in business) in establishing and making contributions out of the Company’s moneys to any schemes or funds for providing pensions, sickness or compassionate allowances, life assurance or other benefits for employees (which expression as used in this and the following paragraph shall include any Director or ex-Director who may hold or have held any executive office or any office of profit under the Company or any of its subsidiary companies) and ex-employees of the Company and their dependants or any class or classes of such person.

(2)       The Board may pay, enter into agreements to pay or make grants of revocable or irrevocable pensions or other benefits to employees and ex-employees and their dependants, or to any of such persons, including pensions or benefits additional to those, if any, to which such employees or ex-employees or their dependants are or may become entitled under any such scheme or fund as mentioned in the last preceding paragraph. Any such pension or benefit may, as the Board considers desirable, be granted to an employee either before and in anticipation of or upon or at any time after his actual retirement, and may be subject or not subject to any terms or conditions as the Board may determine.

BORROWING POWERS

109	The Board may exercise all the powers of the Company to raise or borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the Act, to issue debentures, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

110	Debentures, bonds and other securities may be made assignable free from any equities between the Company and the person to whom the same may be issued.

111	Any debentures, bonds or other securities may be issued at a discount (other than shares), premium or otherwise and with any special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at general meetings of the Company, appointment of Directors and otherwise.

112	(1) Where any uncalled capital of the Company is charged, all persons taking any subsequent charge thereon shall take the same subject to such prior charge, and shall not be entitled, by notice to the Members or otherwise, to obtain priority over such prior charge.

(2) The Board shall cause a proper register to be kept, in accordance with the provisions of the Act, of all charges specifically affecting the property of the Company and of any series of debentures issued by the Company and shall duly comply with the requirements of the Act in regard to the registration of charges and debentures therein specified and otherwise.

PROCEEDINGS OF THE DIRECTORS

113	The Board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it considers appropriate. Questions arising at any meeting shall be determined by a majority of votes. In the case of any equality of votes the chairman of the meeting shall have an additional or casting vote.

114	A meeting of the Board may be convened by the Secretary on request of a Director or by any Director. The Secretary shall convene a meeting of the Board of which notice may be given in writing or by telephone or in such other manner as the Board may from time to time determine whenever he shall be required so to do by the president or chairman, as the case may be, or any Director.

115	(1) The quorum necessary for the transaction of the business of the Board may be fixed by the Board and, unless so fixed at any other number, shall be two (2). An alternate Director shall be counted in a quorum in the case of the absence of a Director for whom he is the alternate provided that he shall not be counted more than once for the purpose of determining whether or not a quorum is present.

(2) Directors may participate in any meeting of the Board by means of a conference telephone or other communications equipment through which all persons participating in the meeting can communicate with each other simultaneously and instantaneously and, for the purpose of counting a quorum, such participation shall constitute presence at a meeting as if those participating were present in person.

(3)        Any Director who ceases to be a Director at a Board meeting may continue to be present and to act as a Director and be counted in the quorum until the termination of such Board meeting if no other Director objects and if otherwise a quorum of Directors would not be present.

116	The continuing Directors or a sole continuing Director may act notwithstanding any vacancy in the Board but, if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these Articles, the continuing Directors or Director, notwithstanding that the number of Directors is below the number fixed by or in accordance with these Articles as the quorum or that there is only one continuing Director, may act for the purpose of filling vacancies in the Board or of summoning general meetings of the Company but not for any other purpose.

117	The Chairman of the Board shall be the chairman of all meetings of the Board. If the Chairman of the Board is not present at any meeting within five (5) minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

118	A meeting of the Board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Board.

119	(1) The Board may delegate any of its powers, authorities and discretions to committees (including, without limitation, the Audit Committee), consisting of such Director or Directors and other persons as it thinks fit, and they may, from time to time, revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes. Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed on it by the Board.

(2)       All acts done by any such committee in conformity with such regulations, and in fulfilment of the purposes for which it was appointed, but not otherwise, shall have like force and effect as if done by the Board, and the Board (or if the Board delegates such power, the committee) shall have power to remunerate the members of any such committee, and charge such remuneration to the current expenses of the Company.

120	The meetings and proceedings of any committee consisting of two or more members shall be governed by the provisions contained in these Articles for regulating the meetings and proceedings of the Board so far as the same are applicable and are not superseded by any regulations imposed by the Board under the last preceding Article, indicating, without limitation, any committee charter adopted by the Board for purposes or in respect of any such committee.

121	A resolution in writing signed by all the Directors except such as are temporarily unable to act through ill-health or disability shall (provided that such number is sufficient to constitute a quorum and further provided that a copy of such resolution has been given or the contents thereof communicated to all the Directors for the time being entitled to receive notices of Board meetings in the same manner as notices of meetings are required to be given by these Articles) be as valid and effectual as if a resolution had been passed at a meeting of the Board duly convened and held. Such resolution may be contained in one document or in several documents in like form each signed by one or more of the Directors and for this purpose a facsimile signature of a Director shall be treated as valid.

122	All acts bona fide done by the Board or by any committee or by any person acting as a Director or members of a committee, shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the Board or such committee or person acting as aforesaid or that they or any of them were disqualified or had vacated office, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director or member of such committee.

AUDIT COMMITTEE

123	Without prejudice to the freedom of the Directors to establish any other committees, for so long as the shares of the Company (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Board shall establish and maintain an audit committee as a committee of the Board, the composition and responsibilities of which shall comply with the rules of the Designated Stock Exchange and the rules and regulations of the SEC.

124	(1) The Board shall adopt a formal written audit committee charter and review and assess the adequacy of the formal written charter on an annual basis.

(2) The Audit Committee shall meet at least once every financial quarter, or more frequently as circumstances dictate.

125	For so long as the shares of the Company (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilize the Audit Committee for the review and approval of potential conflicts of interest. Specially, the Audit Committee shall approve any transaction or transactions between the Company and any of the following parties: (i) any shareholder owning an interest in the voting power of the Company or any subsidiary of the Company that gives such shareholder significant influence over the Company or any subsidiary of the Company, (ii) any director or executive officer of the Company or any subsidiary of the Company and any relative of such director or executive officer, (iii) any person in which a substantial interest in the voting power of the Company is owned, directly or indirectly, by any person described in (i) or (ii) or over which such a person is able to exercise significant influence, and (iv) any affiliate (other than a subsidiary) of the Company.

OFFICERS

126	(1) The officers of the Company shall consist of the Chairman of the Board, the Directors and Secretary and such additional officers (who may or may not be Directors) as the Board may from time to time determine, all of whom shall be deemed to be officers for the purposes of the Act and these Articles.

(2) The Directors shall, as soon as may be after each appointment or election of Directors, elect amongst the Directors a chairman and if more than one Director is proposed for this office, the election to such office shall take place in such manner as the Directors may determine.

(3)       The officers shall receive such remuneration as the Directors may from time to time determine.

127	(1) The Secretary and additional officers, if any, shall be appointed by the Board and shall hold office on such terms and for such period as the Board may determine. If thought fit, two or more persons may be appointed as joint Secretaries. The Board may also appoint from time to time on such terms as it thinks fit one or more assistant or deputy Secretaries.

(2) The Secretary shall attend all meetings of the Members and shall keep correct minutes of such meetings and enter the same in the proper books provided for the purpose. He shall perform such other duties as are prescribed by the Act or these Articles or as may be prescribed by the Board.

128	The officers of the Company shall have such powers and perform such duties in the management, business and affairs of the Company as may be delegated to them by the Directors from time to time.

129	A provision of the Act or of these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as or in place of the Secretary.

REGISTER OF DIRECTORS AND OFFICERS

130	The Company shall cause to be kept in one or more books at its Office a Register of Directors and Officers in which there shall be entered the full names and addresses of the Directors and Officers and such other particulars as required by the Act or as the Directors may determine. The Company shall send to the Registrar of Companies in the Cayman Islands a copy of such register, and shall from time to time notify to the said Registrar of any change that takes place in relation to such Directors and Officers as required by the Act.

MINUTES

131	(1) The Board shall cause minutes to be duly entered in books provided for the purpose:

(a)	of all elections and appointments of officers;

(b)	of the names of the Directors present at each meeting of the Directors and of any committee of the Directors;

(c)	of all resolutions and proceedings of each general meeting of the Members, meetings of the Board and meetings of committees of the Board and where there are managers, of all proceedings of meetings of the managers.

(2)        Minutes shall be kept by the Secretary at the Office.

SEAL

132	(1) The Company may have one or more Seals, as the Board may determine. For the purpose of sealing documents creating or evidencing securities issued by the Company, the Company may have a securities seal which is a facsimile of the Seal of the Company with the addition of the word “Securities” on its face or in such other form as the Board may approve. The Board shall provide for the custody of each Seal and no Seal shall be used without the authority of the Board or of a committee of the Board authorised by the Board in that behalf. Subject as otherwise provided in these Articles, any instrument to which a Seal is affixed shall be signed autographically by one Director and the Secretary or by two Directors or by such other person (including a Director) or persons as the Board may appoint, either generally or in any particular case, save that as regards any certificates for shares or debentures or other securities of the Company the Board may by resolution determine that such signatures or either of them shall be dispensed with or affixed by some method or system of mechanical signature. Every instrument executed in manner provided by this Article shall be deemed to be sealed and executed with the authority of the Board previously given.

(2) Where the Company has a Seal for use abroad, the Board may by writing under the Seal appoint any agent or committee abroad to be the duly authorised agent of the Company for the purpose of affixing and using such Seal and the Board may impose restrictions on the use thereof as may be thought fit. Wherever in these Articles reference is made to the Seal, the reference shall, when and so far as may be applicable, be deemed to include any such other Seal as aforesaid.

AUTHENTICATION OF DOCUMENTS

133	Any Director or the Secretary or any person appointed by the Board for the purpose may authenticate any documents affecting the constitution of the Company and any resolution passed by the Company or the Board or any committee, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts, and if any books, records, documents or accounts are elsewhere than at the Office or the head office the local manager or other officer of the Company having the custody thereof shall be deemed to be a person so appointed by the Board. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the Board or any committee which is so certified shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such minutes or extract is a true and accurate record of proceedings at a duly constituted meeting.

DESTRUCTION OF DOCUMENTS

134	(1) The Company shall be entitled to destroy the following documents at the following times:

(a)	any share certificate which has been cancelled at any time after the expiry of one (1) year from the date of such cancellation;

(b)	any dividend mandate or any variation or cancellation thereof or any notification of change of name or address at any time after the expiry of two (2) years from the date such mandate variation cancellation or notification was recorded by the Company;

(c)	any instrument of transfer of shares which has been registered at any time after the expiry of seven (7) years from the date of registration;

(d)	any allotment letters after the expiry of seven (7) years from the date of issue thereof; and

(e)	copies of powers of attorney, grants of probate and letters of administration at any time after the expiry of seven (7) years after the account to which the relevant power of attorney, grant of probate or letters of administration related has been closed;

and it shall conclusively be presumed in favour of the Company that every entry in the Register purporting to be made on the basis of any such documents so destroyed was duly and properly made and every share certificate so destroyed was a valid certificate duly and properly cancelled and that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and that every other document destroyed hereunder was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company. Provided always that: (1) the foregoing provisions of this Article shall apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of such document was relevant to a claim; (2) nothing contained in this Article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any case where the conditions of proviso (1) above are not fulfilled; and (3) references in this Article to the destruction of any document include references to its disposal in any manner.

(2)        Notwithstanding any provision contained in these Articles, the Directors may, if permitted by applicable law, authorise the destruction of documents set out in sub-paragraphs (a) to (e) of paragraph (1) of this Article and any other documents in relation to share registration which have been microfilmed or electronically stored by the Company or by the share registrar on its behalf provided always that this Article shall apply only to the destruction of a document in good faith and without express notice to the Company and its share registrar that the preservation of such document was relevant to a claim.

DIVIDENDS AND OTHER PAYMENTS

135	Subject to the Act, the Company in general meeting or the Board may from time to time declare dividends in any currency to be paid to the Members but no dividend shall be declared in excess of the amount recommended by the Board.

136	Dividends may be declared and paid out of the profits of the Company, realised or unrealised, or from any reserve set aside from profits which the Directors determine is no longer needed. The Board may also declare and pay dividends out of share premium account or any other fund or account which can be authorised for this purpose in accordance with the Act.

137	Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provide:

(a)	all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for the purposes of this Article as paid up on the share; and

(b)	all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

138	The Board may from time to time pay to the Members such interim dividends as appear to the Board to be justified by the profits of the Company and in particular (but without prejudice to the generality of the foregoing) if at any time the share capital of the Company is divided into different classes, the Board may pay such interim dividends in respect of those shares in the capital of the Company which confer on the holders thereof deferred or non-preferential rights as well as in respect of those shares which confer on the holders thereof preferential rights with regard to dividend and provided that the Board acts bona fide the Board shall not incur any responsibility to the holders of shares conferring any preference for any damage that they may suffer by reason of the payment of an interim dividend on any shares having deferred or non-preferential rights and may also pay any fixed dividend which is payable on any shares of the Company half-yearly or on any other dates, whenever such profits, in the opinion of the Board, justifies such payment.

139	The Board may deduct from any dividend or other moneys payable to a Member by the Company on or in respect of any shares all sums of money (if any) presently payable by him to the Company on account of calls or otherwise.

140	No dividend or other moneys payable by the Company on or in respect of any share shall bear interest against the Company.

141	Any dividend, interest or other sum payable in cash to the holder of shares may be paid by cheque or warrant sent through the post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first in the Register in respect of the shares at his address as appearing in the Register or addressed to such person and at such address as the holder or joint holders may in writing direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company notwithstanding that it may subsequently appear that the same has been stolen or that any endorsement thereon has been forged. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable in respect of the shares held by such joint holders.

142	All dividends or bonuses unclaimed for one (1) year after having been declared may be invested or otherwise made use of by the Board for the benefit of the Company until claimed. Any dividend or bonuses unclaimed after a period of six (6) years from the date of declaration shall be forfeited and shall revert to the Company. The payment by the Board of any unclaimed dividend or other sums payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof.

143	Whenever the Board or the Company in general meeting has resolved that a dividend be paid or declared, the Board may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind and in particular of paid up shares, debentures or warrants to subscribe securities of the Company or any other company, or in any one or more of such ways, and where any difficulty arises in regard to the distribution the Board may settle the same as it thinks expedient, and in particular may issue certificates in respect of fractions of shares, disregard fractional entitlements or round the same up or down, and may fix the value for distribution of such specific assets, or any part thereof, and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the Board and may appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend, and such appointment shall be effective and binding on the Members. The Board may resolve that no such assets shall be made available to Members with registered addresses in any particular territory or territories where, in the absence of a registration statement or other special formalities, such distribution of assets would or might, in the opinion of the Board, be unlawful or impracticable and in such event the only entitlement of the Members aforesaid shall be to receive cash payments as aforesaid. Members affected as a result of the foregoing sentence shall not be or be deemed to be a separate class of Members for any purpose whatsoever.

144	(1) Whenever the Board or the Company in general meeting has resolved that a dividend be paid or declared on any class of the share capital of the Company, the Board may further resolve either:

(a)	that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that the Members entitled thereto will be entitled to elect to receive such dividend (or part thereof if the Board so determines) in cash in lieu of such allotment. In such case, the following provisions shall apply:

(i)	the basis of any such allotment shall be determined by the Board;

(ii)	the Board, after determining the basis of allotment, shall give not less than ten (10) days’ Notice to the holders of the relevant shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(iii)	the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded; and

(iv)	the dividend (or that part of the dividend to be satisfied by the allotment of shares as aforesaid) shall not be payable in cash on shares in respect whereof the cash election has not been duly exercised (“the non-elected shares”) and in satisfaction thereof shares of the relevant class shall be allotted credited as fully paid up to the holders of the non-elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserves or other special account, share premium account, capital redemption reserve other than the Subscription Rights Reserve) as the Board may determine, such sum as may be required to pay up in full the appropriate number of shares of the relevant class for allotment and distribution to and amongst the holders of the non-elected shares on such basis; or

(b)	that the Members entitled to such dividend shall be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the Board may think fit. In such case, the following provisions shall apply:

(i)	the basis of any such allotment shall be determined by the Board;

(ii)	the Board, after determining the basis of allotment, shall give not less than ten (10) days’ Notice to the holders of the relevant shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(iii)	the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded; and

(iv)	the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable in cash on shares in respect whereof the share election has been duly exercised (“the elected shares”) and in lieu thereof shares of the relevant class shall be allotted credited as fully paid up to the holders of the elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserves or other special account, share premium account, capital redemption reserve other than the Subscription Rights Reserve) as the Board may determine, such sum as may be required to pay up in full the appropriate number of shares of the relevant class for allotment and distribution to and amongst the holders of the elected shares on such basis.

(2)	(a)	The shares allotted pursuant to the provisions of paragraph (1) of this Article shall rank pari passu in all respects with shares of the same class (if any) then in issue save only as regards participation in the relevant dividend or in any other distributions, bonuses or rights paid, made, declared or announced prior to or contemporaneously with the payment or declaration of the relevant dividend unless, contemporaneously with the announcement by the Board of their proposal to apply the provisions of sub-paragraph (a) or (b) of paragraph (2) of this Article in relation to the relevant dividend or contemporaneously with their announcement of the distribution, bonus or rights in question, the Board shall specify that the shares to be allotted pursuant to the provisions of paragraph (1) of this Article shall rank for participation in such distribution, bonus or rights.

	(b)	The Board may do all acts and things considered necessary or expedient to give effect to any capitalisation pursuant to the provisions of paragraph (1) of this Article, with full power to the Board to make such provisions as it thinks fit in the case of shares becoming distributable in fractions (including provisions whereby, in whole or in part, fractional entitlements are aggregated and sold and the net proceeds distributed to those entitled, or are disregarded or rounded up or down or whereby the benefit of fractional entitlements accrues to the Company rather than to the Members concerned). The Board may authorise any person to enter into on behalf of all Members interested, an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made pursuant to such authority shall be effective and binding on all concerned.

(3)       The Company may upon the recommendation of the Board by ordinary resolution resolve in respect of any one particular dividend of the Company that notwithstanding the provisions of paragraph (1) of this Article a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

(4)        The Board may on any occasion determine that rights of election and the allotment of shares under paragraph (1) of this Article shall not be made available or made to any shareholders with registered addresses in any territory where, in the absence of a registration statement or other special formalities, the circulation of an offer of such rights of election or the allotment of shares would or might, in the opinion of the Board, be unlawful or impracticable, and in such event the provisions aforesaid shall be read and construed subject to such determination. Members affected as a result of the foregoing sentence shall not be or be deemed to be a separate class of Members for any purpose whatsoever.

(5)        Any resolution declaring a dividend on shares of any class, whether a resolution of the Company in general meeting or a resolution of the Board, may specify that the same shall be payable or distributable to the persons registered as the holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable or distributable to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any such shares. The provisions of this Article shall mutatis mutandis apply to bonuses, capitalisation issues, distributions of realised capital profits or offers or grants made by the Company to the Members.

RESERVES

145	(1) The Board shall establish an account to be called the share premium account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any share in the Company. Unless otherwise provided by the provisions of these Articles, the Board may apply the share premium account in any manner permitted by the Act. The Company shall at all times comply with the provisions of the Act in relation to the share premium account.

(2)        Before recommending any dividend, the Board may set aside out of the profits of the Company such sums as it determines as reserves which shall, at the discretion of the Board, be applicable for any purpose to which the profits of the Company may be properly applied and pending such application may, also at such discretion, either be employed in the business of the Company or be invested in such investments as the Board may from time to time think fit and so that it shall not be necessary to keep any investments constituting the reserve or reserves separate or distinct from any other investments of the Company. The Board may also without placing the same to reserve carry forward any profits which it may think prudent not to distribute.

CAPITALISATION

146	The Company may, upon the recommendation of the Board, at any time and from time to time pass an ordinary resolution to the effect that it is desirable to capitalise all or any part of any amount for the time being standing to the credit of any reserve or fund (including a share premium account and capital redemption reserve and the profit and loss account) whether or not the same is available for distribution and accordingly that such amount be set free for distribution among the Members or any class of Members who would be entitled thereto if it were distributed by way of dividend and in the same proportions, on the footing that the same is not paid in cash but is applied either in or towards paying up the amounts for the time being unpaid on any shares in the Company held by such Members respectively or in paying up in full unissued shares, debentures or other obligations of the Company, to be allotted and distributed credited as fully paid up among such Members, or partly in one way and partly in the other, and the Board shall give effect to such resolution provided that, for the purposes of this Article, a share premium account and any capital redemption reserve or fund representing unrealised profits, may be applied only in paying up in full unissued shares of the Company to be allotted to such Members credited as fully paid.

147	The Board may settle, as it considers appropriate, any difficulty arising in regard to any distribution under the last preceding Article and in particular may issue certificates in respect of fractions of shares or authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments shall be made to any Members in order to adjust the rights of all parties, as may seem expedient to the Board. The Board may appoint any person to sign on behalf of the persons entitled to participate in the distribution any contract necessary or desirable for giving effect thereto and such appointment shall be effective and binding upon the Members.

SUBSCRIPTION RIGHTS RESERVE

148	The following provisions shall have effect to the extent that they are not prohibited by and are in compliance with the Act:

(1)	If, so long as any of the rights attached to any warrants issued by the Company to subscribe for shares of the Company shall remain exercisable, the Company does any act or engages in any transaction which, as a result of any adjustments to the subscription price in accordance with the provisions of the conditions of the warrants, would reduce the subscription price to below the par value of a share, then the following provisions shall apply:

(a)	as from the date of such act or transaction the Company shall establish and thereafter (subject as provided in this Article) maintain in accordance with the provisions of this Article a reserve (the “Subscription Rights Reserve”) the amount of which shall at no time be less than the sum which for the time being would be required to be capitalised and applied in paying up in full the nominal amount of the additional shares required to be issued and allotted credited as fully paid pursuant to sub-paragraph (c) below on the exercise in full of all the subscription rights outstanding and shall apply the Subscription Rights Reserve in paying up such additional shares in full as and when the same are allotted;

(b)	the Subscription Rights Reserve shall not be used for any purpose other than that specified above unless all other reserves of the Company (other than share premium account) have been extinguished and will then only be used to make good losses of the Company if and so far as is required by law;

(c)	upon the exercise of all or any of the subscription rights represented by any warrant, the relevant subscription rights shall be exercisable in respect of a nominal amount of shares equal to the amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or, as the case may be the relevant portion thereof in the event of a partial exercise of the subscription rights) and, in addition, there shall be allotted in respect of such subscription rights to the exercising warrantholder, credited as fully paid, such additional nominal amount of shares as is equal to the difference between:

(i) the said amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or, as the case may be, the relevant portion thereof in the event of a partial exercise of the subscription rights); and

(ii) the nominal amount of shares in respect of which such subscription rights would have been exercisable having regard to the provisions of the conditions of the warrants, had it been possible for such subscription rights to represent the right to subscribe for shares at less than par and immediately upon such exercise so much of the sum standing to the credit of the Subscription Rights Reserve as is required to pay up in full such additional nominal amount of shares shall be capitalised and applied in paying up in full such additional nominal amount of shares which shall forthwith be allotted credited as fully paid to the exercising warrantholders; and

(d)	if, upon the exercise of the subscription rights represented by any warrant, the amount standing to the credit of the Subscription Rights Reserve is not sufficient to pay up in full such additional nominal amount of shares equal to such difference as aforesaid to which the exercising warrantholder is entitled, the Board shall apply any profits or reserves then or thereafter becoming available (including, to the extent permitted by law, share premium account) for such purpose until such additional nominal amount of shares is paid up and allotted as aforesaid and until then no dividend or other distribution shall be paid or made on the fully paid shares of the Company then in issue. Pending such payment and allotment, the exercising warrantholder shall be issued by the Company with a certificate evidencing his right to the allotment of such additional nominal amount of shares. The rights represented by any such certificate shall be in registered form and shall be transferable in whole or in part in units of one share in the like manner as the shares for the time being are transferable, and the Company shall make such arrangements in relation to the maintenance of a register therefor and other matters in relation thereto as the Board may think fit and adequate particulars thereof shall be made known to each relevant exercising warrantholder upon the issue of such certificate.

(2)       Shares allotted pursuant to the provisions of this Article shall rank pari passu in all respects with the other shares allotted on the relevant exercise of the subscription rights represented by the warrant concerned. Notwithstanding anything contained in paragraph (1) of this Article, no fraction of any share shall be allotted on exercise of the subscription rights.

(3)        The provision of this Article as to the establishment and maintenance of the Subscription Rights Reserve shall not be altered or added to in any way which would vary or abrogate, or which would have the effect of varying or abrogating the provisions for the benefit of any warrantholder or class of warrantholders under this Article without the sanction of a special resolution of such warrantholders or class of warrantholders.

(4)        A certificate or report by the auditors for the time being of the Company as to whether or not the Subscription Rights Reserve is required to be established and maintained and if so the amount thereof so required to be established and maintained, as to the purposes for which the Subscription Rights Reserve has been used, as to the extent to which it has been used to make good losses of the Company, as to the additional nominal amount of shares required to be allotted to exercising warrantholders credited as fully paid, and as to any other matter concerning the Subscription Rights Reserve shall (in the absence of manifest error) be conclusive and binding upon the Company and all warrantholders and shareholders.

ACCOUNTING RECORDS

149	The Board shall cause true accounts to be kept of the sums of money received and expended by the Company, and the matters in respect of which such receipt and expenditure take place, and of the property, assets, credits and liabilities of the Company and of all other matters required by the Act or necessary to give a true and fair view of the Company’s affairs and to explain its transactions.

150	The accounting records shall be kept at the Office or, at such other place or places as the Board decides and shall always be open to inspection by the Directors. No Member (other than a Director) shall have any right of inspecting any accounting record or book or document of the Company except as conferred by law or authorised by the Board or the Company in general meeting.

151	Subject to Article 157 and only if required by the rules of the Designated Stock Exchange, a printed copy of the Directors’ report, accompanied by the balance sheet and profit and loss account, including every document required by law to be annexed thereto, made up to the end of the applicable financial year and containing a summary of the assets and liabilities of the Company under convenient heads and a statement of income and expenditure, together with a copy of the Auditors’ report, shall be sent to each person entitled thereto at least ten (10) days before the date of the general meeting and laid before the Company at the annual general meeting held in accordance with Article 62 provided that this Article shall not require a copy of those documents to be sent to any person whose address the Company is not aware or to more than one of the joint holders of any shares or debentures.

152	Subject to due compliance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, and to obtaining all necessary consents, if any, required thereunder, the requirements of Article 155 shall be deemed satisfied in relation to any person by sending to the person in any manner not prohibited by the Statutes, a summary financial statement derived from the Company’s annual accounts and the directors’ report which shall be in the form and containing the information required by applicable laws and regulations, provided that any person who is otherwise entitled to the annual financial statements of the Company and the directors’ report thereon may, if he so requires by notice in writing served on the Company, demand that the Company sends to him, in addition to a summary financial statement, a complete printed copy of the Company’s annual financial statement and the directors’ report thereon.

153	The requirement to send to a person referred to in Article 155 the documents referred to in that article or a summary financial report in accordance with Article 157 shall be deemed satisfied where, in accordance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, the Company publishes copies of the documents referred to in Article 155 and, if applicable, a summary financial report complying with Article 157, on the Company’s computer network or in any other permitted manner (including by sending any form of electronic communication), and that person has agreed or is deemed to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company’s obligation to send to him a copy of such documents.

AUDIT

154	Subject to applicable law and rules of the Designated Stock Exchange:

(1)        At the annual general meeting or at a subsequent extraordinary general meeting in each year, the Members shall appoint an auditor to audit the accounts of the Company and such auditor shall hold office until the Members appoint another auditor. Such auditor may be a Member but no Director or officer or employee of the Company shall, during his continuance in office, be eligible to act as an auditor of the Company.

(2)        A person, other than a retiring Auditor, shall not be capable of being appointed Auditor at an annual general meeting unless notice in writing of an intention to nominate that person to the office of Auditor has been given not less than fourteen (14) days before the annual general meeting and furthermore, the Company shall send a copy of any such notice to the retiring Auditor.

(3)        The Members may, at any general meeting convened and held in accordance with these Articles, by special resolution remove the Auditor at any time before the expiration of his term of office and shall by ordinary resolution at that meeting appoint another Auditor in his stead for the remainder of his term.

155	Subject to the Act the accounts of the Company shall be audited at least once in every year.

156	The remuneration of the Auditor shall be fixed by the Company in general meeting or in such manner as the Members may determine.

157	If the office of auditor becomes vacant by the resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.

158	The Auditor shall at all reasonable times have access to all books kept by the Company and to all accounts and vouchers relating thereto; and he may call on the Directors or officers of the Company for any information in their possession relating to the books or affairs of the Company.

159	The statement of income and expenditure and the balance sheet provided for by these Articles shall be examined by the Auditor and compared by him with the books, accounts and vouchers relating thereto; and he shall make a written report thereon stating whether such statement and balance sheet are drawn up so as to present fairly the financial position of the Company and the results of its operations for the period under review and, in case information shall have been called for from Directors or officers of the Company, whether the same has been furnished and has been satisfactory. The financial statements of the Company shall be audited by the Auditor in accordance with generally accepted auditing standards. The Auditor shall make a written report thereon in accordance with generally accepted auditing standards and the report of the Auditor shall be submitted to the Members in general meeting. The generally accepted auditing standards referred to herein may be those of a country or jurisdiction other than the Cayman Islands. If so, the financial statements and the report of the Auditor should disclose this act and name such country or jurisdiction.

NOTICES

160	Any Notice or document, whether or not, to be given or issued under these Articles from the Company to a Member shall be in writing or by cable, telex or facsimile transmission message or other form of electronic transmission or communication and any such Notice and document may be served or delivered by the Company on or to any Member either personally or by sending it through the post in a prepaid envelope addressed to such Member at his registered address as appearing in the Register or at any other address supplied by him to the Company for the purpose or, as the case may be, by transmitting it to any such address or transmitting it to any telex or facsimile transmission number or electronic number or address or website supplied by him to the Company for the giving of Notice to him or which the person transmitting the notice reasonably and bona fide believes at the relevant time will result in the Notice being duly received by the Member or may also be served by advertisement in appropriate newspapers in accordance with the requirements of the Designated Stock Exchange or, to the extent permitted by the applicable laws, by placing it on the Company’s website and giving to the member a notice stating that the notice or other document is available there (a “notice of availability”). The notice of availability may be given to the Member by any of the means set out above. In the case of joint holders of a share all notices shall be given to that one of the joint holders whose name stands first in the Register and notice so given shall be deemed a sufficient service on or delivery to all the joint holders.

161	Any Notice or other document:

(a)	if served or delivered by post, shall where appropriate be sent by airmail and shall be deemed to have been served or delivered on the day following that on which the envelope containing the same, properly prepaid and addressed, is put into the post; in proving such service or delivery it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly addressed and put into the post and a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board that the envelope or wrapper containing the notice or other document was so addressed and put into the post shall be conclusive evidence thereof;

(b)	if sent by electronic communication, shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. A notice placed on the Company’s website is deemed given by the Company to a Member on the day following that on which a notice of availability is deemed served on the Member;

(c)	if served or delivered in any other manner contemplated by these Articles, shall be deemed to have been served or delivered at the time of personal service or delivery or, as the case may be, at the time of the relevant despatch or transmission; and in proving such service or delivery a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board as to the act and time of such service, delivery, despatch or transmission shall be conclusive evidence thereof; and

(d)	may be given to a Member either in the English language or the Chinese language, subject to due compliance with all applicable Statutes, rules and regulations.

162	(1) Any Notice or other document delivered or sent by post to or left at the registered address of any Member in pursuance of these Articles shall, notwithstanding that such Member is then dead or bankrupt or that any other event has occurred, and whether or not the Company has notice of the death or bankruptcy or other event, be deemed to have been duly served or delivered in respect of any share registered in the name of such Member as sole or joint holder unless his name shall, at the time of the service or delivery of the notice or document, have been removed from the Register as the holder of the share, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such Notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.

(2)        A notice may be given by the Company to the person entitled to a share in consequence of the death, mental disorder or bankruptcy of a Member by sending it through the post in a prepaid letter, envelope or wrapper addressed to him by name, or by the title of representative of the deceased, or trustee of the bankrupt, or by any like description, at the address, if any, supplied for the purpose by the person claiming to be so entitled, or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death, mental disorder or bankruptcy had not occurred.

(3)        Any person who by operation of law, transfer or other means whatsoever shall become entitled to any share shall be bound by every notice in respect of such share which prior to his name and address being entered on the Register shall have been duly given to the person from whom he derives his title to such share.

SIGNATURES

163	For the purposes of these Articles, a cable or telex or facsimile or electronic transmission message purporting to come from a holder of shares or, as the case may be, a Director, or, in the case of a corporation which is a holder of shares from a director or the secretary thereof or a duly appointed attorney or duly authorised representative thereof for it and on its behalf, shall in the absence of express evidence to the contrary available to the person relying thereon at the relevant time be deemed to be a document or instrument in writing signed by such holder or Director in the terms in which it is received.

WINDING UP

164	(1) The Board shall have power in the name and on behalf of the Company to present a petition to the court for the Company to be wound up.

(2) A resolution that the Company be wound up by the court or be wound up voluntarily shall be a special resolution.

165	(1) Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares (i) if the Company shall be wound up and the assets available for distribution amongst the Members of the Company shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu amongst such members in proportion to the amount paid up on the shares held by them respectively and (ii) if the Company shall be wound up and the assets available for distribution amongst the Members as such shall be insufficient to repay the whole of the paid-up capital such assets shall be distributed so that, a nearly as may be, the losses shall be borne by the Members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively.

(2)        If the Company shall be wound up (whether the liquidation is voluntary or by the court) the liquidator may, with the authority of a special resolution and any other sanction required by the Act, divide among the Members in specie or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of properties of one kind or shall consist of properties to be divided as aforesaid of different kinds, and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of the Members as the liquidator with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

(3)        In the event of winding-up of the Company in the People’s Republic of China, every Member of the Company who is not for the time being in the People’s Republic of China shall be bound, within 14 days after the passing of an effective resolution to wind up the Company voluntarily, or the making of an order for the winding-up of the Company, to serve notice in writing on the Company appointing some person resident in the People’s Republic of China and stating that person’s full name, address and occupation upon whom all summonses, notices, process, orders and judgements in relation to or under the winding-up of the Company may be served, and in default of such nomination the liquidator of the Company shall be at liberty on behalf of such Member to appoint some such person, and service upon any such appointee, whether appointed by the Member or the liquidator, shall be deemed to be good personal service on such Member for all purposes, and, where the liquidator makes any such appointment, he shall with all convenient speed give notice thereof to such Member by advertisement as he shall deem appropriate or by a registered letter sent through the post and addressed to such Member at his address as appearing in the register, and such notice shall be deemed to be service on the day following that on which the advertisement first appears or the letter is posted.

INDEMNITY

166	(1) The Directors, Secretary and other officers and every Auditor for the time being of the Company following the Closing and the liquidator or trustees (if any) for the time being acting in relation to any of the affairs of the Company following the Closing and everyone of them, and everyone of their heirs, executors and administrators, shall be indemnified and secured harmless out of the assets and profits of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their or any of their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, in their respective offices or trusts; and none of them shall be answerable for the acts, receipts, neglects or defaults of the other or others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to the Company shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to the Company shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto; PROVIDED THAT this indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of said persons.

(2)        Each Member agrees to waive any claim or right of action he might have, whether individually or by or in the right of the Company, against any Director on account of any action taken by such Director following the Closing, or the failure of such Director to take any action in the performance of his duties with or for the Company following the Closing; PROVIDED THAT such waiver shall not extend to any matter in respect of any fraud or dishonesty which may attach to such Director.

AMENDMENT TO MEMORANDUM AND ARTICLES OF ASSOCIATION

AND NAME OF COMPANY

167	No Article shall be rescinded, altered or amended and no new Article shall be made until the same has been approved by a special resolution of the Members. A special resolution shall be required to alter the provisions of the Memorandum of Association or to change the name of the Company.

INFORMATION

168	No Member shall be entitled to require discovery of or any information respecting any detail of the Company’s trading or any matter which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors it will be inexpedient in the interests of the members of the Company to communicate to the public.

FINANCIAL YEAR

169	Unless otherwise determined by the Directors, the financial year end of the Company shall be 31 of December in each year.